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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 21, 2010

Registration No. 333-162443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 5 TO

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

National Beef, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2011 (Primary Standard Industrial Classification Code Number)	80-0488990 (I.R.S. Employer Identification Number)

12200 North Ambassador Drive, Suite 500
Kansas City, Missouri 64163
(816) 713-8500
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

Bret G. Wilson
Vice President, General Counsel and Secretary
National Beef, Inc.
12200 North Ambassador Drive, Suite 500
Kansas City, Missouri 64163
(816) 713-8500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Paul L. Choi John J. Sabl Claire H. Holland Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 (312) 853-7000	Jason A. Reschly John K. Brungardt Husch Blackwell Sanders LLP 4801 Main Street, Suite 1000 Kansas City, Missouri 64112 (816) 983-8000	Mark J. Mihanovic Eric Orsic McDermott Will & Emery LLP 275 Middlefield Road, Suite 100 Menlo Park, California 94025 (650) 815-7400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated April 21, 2010

PROSPECTUS

                        Shares

Class A Common Stock

                 This is National Beef, Inc.'s initial public offering. We are selling                        shares of our Class A common stock.

                 We expect the initial public offering price to be between $          and $          per share. Currently, no public market exists for the shares. The shares of Class A common stock have been approved for listing on the New York Stock Exchange under the symbol "NBP."

                 We are a holding company and our sole asset immediately following the offering will be approximately      % of the units in National Beef Packing Company, LLC, or approximately        % if the underwriters exercise in full their overallotment option, in each case assuming an initial public offering price of $        per share of Class A common stock, the midpoint of the range set forth on this cover page. Our only business will be acting as the sole manager of National Beef Packing Company, LLC, and, as such, we will operate and control all of the business and affairs of National Beef Packing Company, LLC and its subsidiaries immediately following the offering, subject to certain limited member approval rights.

                 We will use the net proceeds of this offering to acquire from the founding members of National Beef Packing Company,  LLC                        units in National Beef Packing Company, LLC and, if the underwriters exercise in full their overallotment option, purchase          newly issued units from National Beef Packing Company, LLC.

                 Immediately following this offering, investors in this offering will own all of our outstanding shares of Class A common stock. In connection with the closing of this offering, we will enter into an exchange agreement with the founding members of National Beef Packing Company, LLC under which they will have the right, on a quarterly basis, to exchange their units in National Beef Packing Company, LLC for shares of our Class A common stock, cash or a combination of both, the form of consideration to be at the discretion of the audit committee (or another committee of independent directors) of our board of directors. Each share of our Class A and Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. Following this offering, shares of our Class B common stock, all of which will be owned by the founding members of National Beef Packing Company, LLC and have no economic rights, will represent      % of both the total number of shares of our outstanding capital stock and the combined voting power of all shares of our voting stock, or      % if the underwriters exercise in full their overallotment option, in each case assuming an initial public offering price of $        per share of Class A common stock, the midpoint of the range set forth on this cover page.

                 Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 17 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

                 The underwriters may also purchase up to an additional                        shares of Class A common stock from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

                 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The shares will be ready for delivery on or about                  , 2010.

BofA Merrill Lynch	Credit Suisse
Barclays Capital
BMO Capital Markets	Stephens Inc.

The date of this prospectus is                  , 2010.

National Beef

BLACK CANYON ANGUS BEEF
BLACK CANYON
CATTLE COMPANY
ANGUS BEEF

NATUREWELL NATURAL BEEF

ROYAL BLUE LEATHER

KANSAS CITY STEAK COMPANY

VINTAGE NATURAL BEEF

National Beef CASE READY

BLACK CANYON CATTLE COMPANY ANGUS BEEF

              You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different or with any other information. This prospectus may only be used where it is legal to offer or sell our Class A common stock. The information in this prospectus is only accurate as of the date hereof. Our business, financial condition, results of operations and prospects may have changed since such date.

              No action has been or will be taken in any jurisdiction by us or any underwriter that would permit a public offering of our Class A common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering and sale of our Class A common stock and the distribution of this prospectus outside the United States. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to "dollars" and "$" are to United States dollars.

              Unless otherwise expressly stated or the context otherwise requires, all references to:

  •
  "National Beef" refer to National Beef, Inc., a recently formed Delaware corporation;

  •
  the "Company," "we," "us" and "our" and all similar references refer to National Beef and, unless the context otherwise requires, its consolidated subsidiary, NBP LLC, and the subsidiaries of NBP LLC, after giving effect to the Reorganization (as defined in this prospectus) to be completed in connection with the closing of this offering;

i

  •
  "NBP LLC" refer to National Beef Packing Company, LLC, a Delaware limited liability company;

  •
  "USPB" refer to U.S. Premium Beef, LLC, a current member and majority equity holder of NBP LLC, which will continue as a member of NBP LLC and will continue to own Class B common stock in National Beef upon the closing of the Reorganization;

  •
  "NBPCo Holdings" refer to NBPCo Holdings, LLC, a current member of NBP LLC, which will continue as a member of NBP LLC and will continue to own Class B common stock in National Beef upon the closing of the Reorganization;

  •
  "TMK" refer collectively to TKK Investments, LLC and TMKCo, LLC, each of which is an entity related to Mr. Timothy Klein, our chief executive officer. Each of these entities is a current member of NBP LLC, will continue as a member of NBP LLC and will continue to own Class B common stock in National Beef upon the closing of the Reorganization; and

  •
  the "founding members" refer collectively to USPB, NBPCo Holdings and TMK.

              References in this prospectus to our "stock" or our "common stock" mean shares of our Class A common stock, shares of our Class B common stock, or both, as the context requires.

              Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus, including the number of new units in NBP LLC to be issued in the Reorganization, the number of shares of Class B common stock to be owned by the founding members and the equity interest percentages of the founding members and National Beef in NBP LLC, assumes that:

  •
  the underwriters have not exercised their option to purchase up to                        additional shares of Class A common stock from us to cover any overallotments; and

  •
  the initial public offering price is $      per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus.

              NBP LLC has been a reporting company under the Securities Exchange Act of 1934, as amended, or the Exchange Act, since 2004. We currently expect that NBP LLC will elect to cease being a reporting company following the consummation of this offering.

              Our fiscal year is the 52- or 53-week period ending on the last Saturday in August. Fiscal year 2009 ended on August 29, 2009, and fiscal year 2008 ended on August 30, 2008.

              Market data used throughout this prospectus was obtained from internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Consultant surveys and industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have not independently verified this data, we believe and act as if all third-party data and the underlying economic assumptions relied upon are reliable. Internal surveys and market research, which we believe to be reliable, based upon our management's knowledge of the industry, have not been independently verified.

ii

PROSPECTUS SUMMARY

              This summary highlights certain information contained elsewhere in this prospectus. You should read carefully this entire prospectus, including the risks discussed under "Risk Factors" and the financial statements and notes thereto included elsewhere in this prospectus, before investing in our Class A common stock. Some of the statements in this summary constitute forward-looking statements or estimates regarding industry or market data. See "Forward-Looking Statements."

Our Company

Company Overview

              We are one of the largest beef processing companies in the United States, accounting for approximately 14% of the federally inspected steer and heifer slaughter during our fiscal year ended August 29, 2009 as reported by the United States Department of Agriculture, or USDA. During the fiscal year ended August 29, 2009 and the 26 weeks ended February 27, 2010, we generated approximately $5.4 billion and $2.7 billion, respectively, in total net sales and had net income of approximately $144.2 million and $90.6 million, respectively.

              Led by an entrepreneurial management team, we began operations in 1992 with a single facility in Dodge City, Kansas. Since then, we have successfully grown through internal expansion, selective facility acquisitions, process improvements and a focus on increasing our value-added product offerings consisting of branded boxed beef, case-ready beef, portion control beef and further processed hides. We have invested approximately $360 million from the beginning of fiscal 2001 through the end of fiscal 2009 to expand our operations, modernize and increase the capacity of our facilities and increase our ability to produce and sell higher margin, value-added products. In 1997, we entered into a strategic relationship with our current majority owner, U.S. Premium Beef, or USPB, an organization owned by cattle ranchers and feedlot operators. USPB members supply us with approximately 20% of the cattle that we process pursuant to our contractual arrangement with USPB. Some of these members also sell us additional cattle outside of this arrangement. We do not own any USPB member cattle or feedlots. We believe the USPB relationship provides us with a competitive advantage through a consistent and dependable supply of high-quality cattle, including for processing in our value-added and other programs.

              We process, package and deliver fresh and frozen beef and beef by-products for sale to customers in the United States and international markets. Our products include boxed beef, ground beef, hides, tallow and other beef and beef by-products. We emphasize the sale of higher-margin, value-added beef products, including branded boxed beef, case-ready beef, portion control beef and further processed hides. We market our branded products under several trade names that we own, including Black Canyon® Angus Beef, Black Canyon® Premium Reserve, Certified Premium Beef®, Naturewell® Natural Beef, NatureSource® Natural Angus Beef, Vintage Natural Beef® and Imperial Valley Premium Beef®. In addition to the brands that we own, also part of our value- added product line are Certified Angus Beef®, a registered trademark (used with permission) of Certified Angus Beef LLC, a wholly-owned subsidiary of the American Angus Association; and Certified Hereford Beef® and Nuestro Rancho®, registered trademarks (used with permission) of Certified Hereford Beef LLC. In addition, we are a majority owner of a portion control steak cutting business, Kansas City Steak Company, LLC, or Kansas City Steak, which sells portioned beef and other products directly to customers in the food service and retail channels as well as direct-to-consumers through the internet, direct mail and QVC.

              We market our products to retailers, food service providers, distributors, further processors and the United States military. Value-added products represented approximately 32% of our total net sales, and a substantially higher proportion of our operating profit, during fiscal 2009. We currently export our products to more than 30 countries and we have dedicated sales offices in Japan, South Korea and China. Our export sales represented approximately 11% of our net sales for the fiscal year ended

August 29, 2009. According to export data from PIERS, an import/export data provider, we are currently the largest exporter of chilled beef produced in the United States to Japan.

              We believe that our Dodge City, Kansas and Liberal, Kansas beef processing facilities are among the highest capacity and most efficient plants in the country. In addition, we believe that our beef processing facility in Brawley, California is among the newest in the industry. These three beef processing facilities are located to provide efficient access to a ready supply of high quality cattle. Our two case-ready facilities, which take primal cuts and further process and package meat to customer specifications, are located in Hummels Wharf, Pennsylvania and Moultrie, Georgia and service key customers in readily accessible high density population centers. We also own and operate a refrigerated and livestock transportation company, National Carriers, Inc., or National Carriers, as part of our commitment to provide high service levels to our customers and suppliers.

              National Beef is a holding company and its sole asset immediately following the offering will be a minority interest in NBP LLC. Although National Beef will act as the sole manager of NBP LLC, and, as such, will operate and control the business and affairs of NBP LLC, subject to certain limited member approval rights, the founding members will be able to exercise significant control over National Beef immediately following the offering through their ownership of shares of Class B common stock, including through the election of all of its directors. Furthermore, our business is dependent on contractual agreements with our founding members and their affiliates. Any termination of these agreements may limit or reduce our ability to generate revenues. It is possible that these agreements contain terms that are less favorable to us than comparable agreements that might be negotiated with unaffiliated third parties.

Our Competitive Strengths

              Significant Value-Added Product Portfolio.    We are a leading producer of value-added beef products. Our customers market these products under our brands as well as through their own premium private label programs. We believe our value-added products are able to command higher prices because of our ability to consistently meet product specifications, based on quality, trim, weight, size, breed or other factors, tailored to the needs of our customers. We also provide marketing support for our value-added programs. We believe our value-added products and programs not only provide higher profitability, but also improve customer acquisition and retention.

              In March 2009, we expanded our value-added product portfolio through our acquisition of a wet blue tanning facility in Saint Joseph, Missouri. We sell our wet blue tanned hides to tanners that produce finished leather for high quality applications in industries such as automotive, luxury goods, apparel and furniture. We believe supplementing our value-added product portfolio through further processing of a portion of our hides will generate additional profit for us.

              Our total value-added sales in fiscal 2009 were approximately $1,717 million, comprising approximately 32% of our total net sales. This represents a compound annual growth rate of 16% from approximately $595 million of total value-added sales in fiscal 2002. We believe that our value-added products will continue to be an important contributor to our profitability. Margins on our value-added products historically have been less volatile than margins on our commodity products.

              Differentiated Cattle Supply.    USPB, a limited liability company whose owners consist of cattle ranchers and feedlot operators, is contractually obligated to deliver approximately 735,000 head of cattle per year to us. We do not own any USPB member cattle or feedlots. We believe that the cattle we receive from USPB members are of high quality, which is important for our value-added programs. In fiscal 2009, pursuant to our contractual arrangement with USPB, USPB members provided us with approximately 20% of the total cattle that we processed. Some USPB members also sold us additional cattle outside of this arrangement. We believe this supply relationship with USPB members provides us with significant competitive advantages, including: (i) the ability to consistently provide our customers with higher margin, value-added products and (ii) a predictable supply of cattle that enhances production efficiencies.

              Our two largest beef processing facilities, which represent approximately 86% of our slaughter capacity, are located in southwest Kansas. The primary market area for the purchase of cattle for those facilities includes Kansas, Texas and Oklahoma. According to information from the USDA, cattle on feed in the Kansas, Texas and Oklahoma area represented approximately 48% of the cattle on feed in the U.S. during fiscal 2009. A significant portion of USPB's members are located in this area, further enhancing our cattle supply chain. Our third beef processing facility is located in southeastern California. An important source of cattle for this facility is an alliance of cattle producers (which alliance is a member of USPB) in Arizona and California with whom we have long-term cattle supply agreements.

              The close proximity of our facilities to large supplies of cattle gives our buyers the ability to visit feedlots on a regular basis, which enables us to develop strong working relationships with our suppliers. Additionally, the close proximity of our facilities to large supplies of cattle reduces our reliance on any one cattle supplier and lowers in-bound transportation costs.

              Modern and Efficient Facilities.    We invested approximately $360 million from the beginning of fiscal 2001 through the end of fiscal 2009 to expand our operations, modernize and increase the capacity of our facilities, and increase our ability to produce and sell higher margin, value-added products. We believe that our beef processing facilities in Dodge City, Kansas and Liberal, Kansas are among the largest, most modern and efficient processing facilities in the United States. With the acquisition of the Brawley, California plant in June 2006, we expanded our daily processing capacity to approximately 14,000 cattle per day and gained a strategic location to access more efficiently Western U.S. and Asian export markets. Our two case-ready facilities in Hummels Wharf, Pennsylvania and Moultrie, Georgia, which began operating in 2001, are outfitted with state-of-the-art processing and packaging equipment that allows us to serve key customers in high density population centers in the Eastern U.S.

              Customer and Channel Diversification.    We have a diversified sales mix across distribution channels and customers. This approach provides multiple avenues of potential growth and reduces our dependence on any one market or customer. We sell our products to retailers, food service providers, distributors, further processors, the U.S. military and through other channels. Across these channels, we serve over 900 customers, which represent most major retailers and food service providers in the U.S. In fiscal year 2009, no one customer represented more than 4.0% of our total net sales, other than Wal-Mart and its affiliate Sam's Club, which together represented approximately 9.6% of our total net sales. Our top 10 customers represented approximately 32.9% of our total net sales in fiscal year 2009.

              Export products provide us with geographic diversification and reduce our reliance on the U.S. market. Of our export sales for fiscal year 2009, approximately 72.9% were meat and offal products. The balance was hides and other by-products, which are not generally subject to animal health, food safety or political risks.

              Disciplined Financial Management.    Our indebtedness of $299.7 million as of February 27, 2010 represents 1.1 times our earnings before interest, taxes, depreciation and amortization, or EBITDA, for the 52 weeks ended February 27, 2010. (EBITDA is calculated in a substantially similar manner under our amended and restated senior credit facility, or the Credit Facility.) For information relating to the reconciliation of non-GAAP measures, including EBITDA, see "—Summary Historical and Pro Forma Consolidated Financial and Other Information." This relatively low leverage, which is below that of many meat companies, provides us with significant operating and financial flexibility to respond to market conditions and to capitalize on business opportunities. A core aspect of our disciplined approach to financial management is our proprietary management information systems that enable us to make data driven, analytical decisions to operate efficiently, allocate capital prudently and manage risk.

              Experienced Management Team and Workforce with Entrepreneurial Company Culture.    We are led by an experienced management team. Timothy M. Klein, our Chief Executive Officer, has more than 29 years of experience in the beef processing industry and is a founding member and significant owner of NBP LLC. The rest of our executive management team has, on average, over 23 years of industry experience and over 11 years with NBP LLC. We believe our entrepreneurial company culture, advancement opportunities, benefits, training programs and employee safety policies contribute to relatively low employee turnover rates. Our entrepreneurial culture is evidenced by our record of growth, emphasis on individual employee accountability and company-wide focus on profitability. We have never experienced a work stoppage at any of our facilities.

Our Strategy

              Expand Sales of Value-Added Products.    Our value-added sales grew to approximately $1,717 million in fiscal 2009 from approximately $595 million in fiscal 2002, representing a compound annual growth rate of 16%. We intend to continue expanding sales of value-added products by increasing our penetration with existing customers, targeting new customers that are well-suited for our value-added programs and expanding the number of value-added products that we offer. We believe that the investments we have already made in our value-added business, including in retail merchandising expertise, customer service and fulfillment capabilities and operational/processing technologies, along with our differentiated cattle supply chain, position us well to capitalize on this strategy. For example, we have been a leader in establishing the case-ready market, and we believe our experience will enable us to benefit from increased customer interest in the advantages that case-ready products provide, such as reducing labor costs and workplace injuries associated with slicing beef, reducing food safety risks and shifting the square footage currently used by "back-of-the-store" portioning and packaging to higher profit uses. In addition to beef products, our value-added initiatives also include our wet blue tanning business. We plan to expand our tanning operation in order to devote an increasing percentage of our hide supply to value-added sales.

              Pursue Additional Export Opportunities.    We believe that international markets present a significant growth and profit opportunity for us. We believe protein demand will increase in the long term due to rising living standards and a growing middle class in developing countries. As a leading producer of beef products, we believe we are well-positioned to serve this growing global demand. According to export data from PIERS, we are currently the largest exporter of chilled beef produced in the United States to Japan. South Korea is another significant market for U.S. beef, and we believe we can leverage our existing relationships to grow our business there. Although the margins we realize on export sales can vary significantly by product and market, on average we realize higher margins on export sales than on domestic sales.

              Maintain Highly Disciplined Approach to Acquisitions and Capital Expenditures.    Our management team has a history of following a disciplined approach to capital investment. We have effectively executed and integrated several acquisitions in core and complementary businesses, as well as numerous capital expenditure initiatives. We believe the success of these activities is reflected in our rates of return on invested capital. We plan to continue to pursue opportunities that generate attractive returns on invested capital.

              Continuing Focus on Margin Expansion.    Our operating philosophy is to seek to maximize the profits on all cattle that we process regardless of prevailing commodity prices or stage of the cattle cycle. We endeavor to accomplish this through management actions, such as reduction of operating costs, increasing price realization across the entire carcass and improving product yields. We believe our proprietary management information systems allow us to more accurately measure our costs and yields against relevant benchmarks and to make better processing decisions with respect to the cattle we procure in order to increase our profitability.

Industry Overview

              Beef products represent the largest segment of the U.S. meat industry based on retail sales and the U.S. is the largest producer of beef in the world, producing approximately 25.4 billion pounds of beef in calendar 2009. According to the USDA, beef consumption in the United States increased from approximately 24.3 billion pounds in 1992 to approximately 26.9 billion pounds in calendar 2009, representing a compound annual growth rate of 0.6%.

              Beef production, from the birth of the animal through the delivery of beef products to the end customer, is comprised of two primary segments: production and processing. The production segment raises cattle for slaughter and the processing segment slaughters cattle and packages beef for delivery to customers. Beef processors seek to procure cattle through multiple methods, including spot market purchases and a variety of contractual arrangements. The owners of the cattle bear the cost of feeding the cattle to the appropriate market weights and have direct financial exposure to the volatility in grain and other input costs. Beef processors are primarily "spread" operators, earning margin between the price they realize for their products and the cost of procuring and processing the cattle.

              The domestic beef industry is characterized by prices that change daily based on seasonal consumption patterns and overall supply and demand for beef and other proteins in the United States and abroad. In general, domestic and worldwide consumer demand for beef products determines beef processors' long-term demand for cattle. In order to operate profitably, beef processors seek to acquire cattle at the lowest possible cost and to minimize processing costs by optimizing plant utilization and minimizing the cost of packaging and other input costs. Cattle prices vary seasonally and are affected by cattle inventory levels, weather and other factors. In addition to seasonal factors, cattle prices are impacted by the longer term nature of the cattle cycle. Cattle supply in the beef industry typically follows a ten to twelve year cycle, consisting of about six to seven years of expansion followed by one to two years of consolidation and three to four years of contraction. This cycle is unique to cattle among major protein sources as other animals (such as hogs and chickens) can generate multiple offspring and have shorter incubation periods.

              During the past few decades, consumer demand for beef products in the United States has generally grown in line with population growth, which is a key driver of aggregate demand. We believe that consumer demand for U.S. exports in international markets is driven not only by population growth, but also by economic growth. As international consumers' economic circumstances improve, they increasingly shift their diets to protein. The ability of the U.S. beef industry to supply the growing international demand has been hindered in certain international markets following the discovery of isolated cases of bovine spongiform encephalopathy, or BSE (also commonly referred to as mad cow disease), in 2003 and 2004, that resulted in the temporary closing of those markets to U.S. beef. Industry-wide export sales, however, have been increasing from 2004 through mid-2009, trending toward their pre-2003 levels.

              In recent years, one U.S. beef processor eliminated approximately two million head per year of slaughter capacity in four plants. These eliminations represented a reduction of approximately 7% of total U.S. industry-wide capacity based on information from Cattle Buyers Weekly, an industry publication, and have helped improve the supply/demand balance of beef in the U.S. and export markets. We currently do not expect the industry to experience a material increase in capacity for the foreseeable future.

Risks Affecting Our Business

              You should carefully consider the risks described under "Risk Factors" and elsewhere in this prospectus. These risks could materially and adversely affect our business, results of operations and financial condition and could cause the market price of our Class A common stock to decline and could result in a partial or total loss of your investment.

Our Structure

              In connection with this offering we will effect the Reorganization transactions described below. The following diagram depicts our organizational structure immediately after the completion of this offering and the Reorganization, and related transactions.

              National Beef will own      % of the outstanding new units in NBP LLC immediately after and giving effect to this offering and the Reorganization and assuming no exercise of the underwriters' overallotment option.

Incorporation of National Beef

              National Beef was incorporated as a Delaware corporation on October 6, 2009. National Beef has not engaged in any business or other activities except in connection with its formation. The amended and restated certificate of incorporation of National Beef authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in "Description of Capital Stock."

              National Beef has issued to the founding members                     shares of Class B common stock, which equals the number of new units in NBP LLC to be held by the founding members immediately following the offering.

Offering Transactions

              Upon the closing of this offering, National Beef will pay all of the net proceeds from this offering to the founding members in exchange for a portion of their outstanding new units in NBP LLC. Net proceeds (if any) resulting from the underwriters' exercise of their overallotment option will be used by National Beef to purchase newly issued new units from NBP LLC.

              The following table sets forth the number of new units to be purchased by National Beef from each founding member, the approximate cash proceeds to be received by each founding member in connection with the offering and the percentage of the net offering proceeds to be received by each founding member.

Founding Member	Number of New Units Sold to National Beef	Approximate Cash Proceeds to be Received	Percentage of Net Offering Proceeds to be Received
USPB		$		%
NBPCo Holdings		$		%
TMK		$		%

              The approximate cash proceeds to be received by each founding member has been computed based on an initial public offering price of $          per share, the midpoint of the range set forth on the cover page of this prospectus. If the assumed initial public offering price per share were $1.00 higher than the midpoint, the approximate cash proceeds to be received by USPB, NBPCo Holdings and TMK would be $                , $                and $                , respectively. If the assumed initial public offering price per share were $1.00 lower than the midpoint, the approximate cash proceeds to be received by USPB, NBPCo Holdings and TMK would be $                , $                and $                , respectively.

              In connection with the Reorganization, the limited liability company agreement of NBP LLC will be amended to make National Beef a member and the sole manager of NBP LLC. NBP LLC expects to use any net proceeds from its sale of newly issued new units, if the underwriters exercise their overallotment option, to reduce outstanding borrowings on the revolving line of credit under the Credit Facility, to the extent of any such borrowings, with any remaining net proceeds being used for general corporate purposes. Prior to the Reorganization, NBP LLC will make preferred return distributions on the NBP LLC Class A and Class A-1 units for the period through the closing date of the Reorganization of approximately $       million and will also make estimated tax distributions to the founding members for their share of NBP LLC's earnings through the closing date. We anticipate that the tax distributions will be adjusted after the closing of this offering to reflect the final determination of taxable income. In addition, all outstanding Class A units, Class A1 units and Class B units in NBP LLC (all of which are held by the founding members) will be converted into a new class of units in connection with the Reorganization so that only one class of units in NBP LLC (i.e., the new units) will remain outstanding after this offering. For a more complete description of the use of proceeds from this offering, please see "Use of Proceeds."

              In connection with the closing of this offering, National Beef and the founding members will enter into an exchange agreement under which, subject to certain restrictions, including notice requirements, the founding members will have the right, on a quarterly basis, to exchange their new units in NBP LLC for shares of our Class A common stock (on a one-for-one basis subject to customary adjustments for subdivisions or combinations by split, reverse split, distribution, reclassification, recapitalization or otherwise), cash or a combination of both, the form of consideration to be at the discretion of the audit committee (or another committee of independent directors) of our board of directors. There is no maximum number of new units that may be exchanged by a founding member, but any exchange must be for a minimum number of new units equal to the lesser of 100 new units or all of the new units held by a founding member. See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Exchange Agreement."

              As a result of the transactions described above, including the application of the net proceeds from this offering as described herein, which we collectively refer to as the "Reorganization," immediately following this offering and the Reorganization:

  •
  National Beef will be a member and the sole manager of NBP LLC and, through NBP LLC and its subsidiaries and affiliates, will operate our business, subject to certain limited member approval rights;

  •
  the founding members will hold                shares of our Class B common stock and                new units (and such number of shares of Class B common stock and new units will not be affected if the underwriters exercise in full their overallotment option to purchase additional shares), and National Beef will hold                new units (or                new units if the underwriters exercise in full their overallotment option to purchase additional shares);

  •
  through their holdings of our Class B common stock, the founding members will have        % of the voting power in National Beef (or        % of the voting power if the underwriters exercise in full their overallotment option to purchase additional shares);

  •
  the investors in this offering will collectively own all of our shares of Class A common stock immediately following this offering and will collectively have        % of the voting power in National Beef (or        % of the voting power if the underwriters exercise in full their overallotment option to purchase additional shares); and

  •
  the new units held by the founding members will be exchangeable, on a quarterly basis, for shares of our Class A common stock (on a one-for-one basis subject to customary adjustments for subdivisions or combinations by split, reverse split, distribution, reclassification, recapitalization or otherwise), cash or a combination of both, the form of consideration to be at the discretion of the audit committee (or another committee of independent directors) of our board of directors. See "Certain Relationships and Related Party Transactions—Transaction with Founding Members in connection with this Offering—Exchange Agreement." In connection with an exchange, a number of shares of our Class B common stock equal to the number of new units exchanged will be required to be surrendered. If the founding members cease to own in the aggregate at least 20% of NBP LLC's issued and outstanding new units held by the founding members immediately following the completion of this offering (or immediately following the completion of any final exercise by the underwriters of the overallotment option to purchase additional shares), then each founding member will lose its right to designate directors for election to our board.

Holding Company Structure

              We are a holding company and, immediately after the closing of the Reorganization and the offering, our sole asset will be our         % equity interest in NBP LLC (or        % equity interest if the underwriters exercise in full their overallotment option to purchase additional shares) and our related rights as the sole manager of NBP LLC. Our only business immediately following this offering will be to act as the sole manager of NBP LLC, and, as such, we will operate and, subject to certain limited member approval rights, control all of the business and affairs of NBP LLC and will consolidate NBP LLC's financial results into our consolidated financial statements.

Purposes of Offering and Reorganization

              We view this offering and the Reorganization as an opportunity to substantially increase our permanent equity capital. As a result of these transactions, our capital subject to redemption, which aggregated $228.1 million at February 27, 2010, will be eliminated and the net proceeds from this offering will become part of our stockholders' equity. This offering and the Reorganization will eliminate the preferred equity units at NBP LLC and associated priority distributions, resulting in a single class of equity units at NBP LLC. In addition, this offering will provide the founding members with liquidity for their units in NBP LLC and a mechanism to share in future equity appreciation and will allow the founding members to value their ownership in NBP LLC with more transparency. This offering also enables us to provide equity-based incentive programs to management and other key employees. Should opportunities arise that make the raising of new equity capital advisable for acquisitions, internal growth or other purposes, we believe this offering and the Reorganization will enhance our ability to do so. We have structured the Reorganization with the goal of preserving tax benefits attributable to NBP LLC's pass-through entity structure.

Benefits of Reorganization to Founding Members

              As a result of the Reorganization, the founding members will, among other things:

  •
  receive an aggregate of approximately $         million in cash proceeds for their outstanding new units in NBP LLC;

  •
  remain entitled to quarterly cash distributions from NBP LLC to cover income taxes, at a minimum;

  •
  be entitled to receive payments of approximately $       million, payable over the next fifteen years, from us pursuant to the tax receivable agreement, as a result of the contemplated use of proceeds from this offering and assuming that the Company is able to timely benefit from certain anticipated tax benefits (for more information, see "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Tax Receivable Agreement");

  •
  have the right to designate all of the nominees to our seven-member board of directors under the stockholders agreement and thereby influence corporate decisions made by National Beef (with the founding members agreeing to vote all shares owned by them in favor of such designees);

  •
  have the right, on a quarterly basis, to exchange their new units in NBP LLC for shares of our Class A common stock, cash or a combination of both, the form of consideration to be at the discretion of the audit committee (or another committee of independent directors) of our board of directors, with a minimum number of new units that may be exchanged equal to the lesser of 100 new units or all of the new units held by a founding member and with no maximum number of new units that may be exchanged; and

  •
  have registration rights with respect to shares of our Class A common stock that they receive upon exchange of their new units in NBP LLC.

Corporate Information

              National Beef, Inc. was incorporated in Delaware on October 6, 2009. Our principal executive office is located at 12200 North Ambassador Drive, Kansas City, Missouri 64163, and our telephone number is (816) 713-8500. Our website is www.nationalbeef.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

This Offering

              The following summary contains basic information about this offering and our capital stock and is not intended to be complete. It does not contain all of the information that is important to you. For a more complete description of our capital stock, please read the section of this prospectus entitled "Description of Capital Stock."

Issuer	National Beef, Inc.
Class A Common Stock Offered By Us	shares
Common Stock to be Outstanding Immediately after this Offering	shares of Class A common stock shares of Class B common stock
New Units in NBP LLC to be Outstanding Immediately after this Offering	new units
Use of Proceeds

We expect to receive net proceeds from the sale of our Class A common stock, after deducting the estimated underwriting discount and other estimated offering expenses, of approximately $          million (based on an assumed initial public offering price of $          per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus). We intend to use net cash proceeds to acquire outstanding new units from the founding members of NPB LLC and, if the underwriters exercise their overallotment option, purchase newly issued new units from NBP LLC. See "Use of Proceeds."

Voting Rights	Holders of shares of Class A common stock and holders of shares of Class B common stock are each entitled to one vote per share. For additional information, see "Description of Capital Stock."
Exchange Rights of the Founding Members

In connection with the closing of this offering and the Reorganization, we will enter into an exchange agreement with the founding members under which they will have the right, on a quarterly basis, to exchange their new units in NBP LLC for shares of our Class A common stock, cash or a combination of both, the form of consideration to be at the discretion of the audit committee (or another committee of independent directors) of our board of directors. There is no maximum number of new units that may be exchanged by a founding member, but any exchange must be for a minimum number of new units equal to the lesser of 100 new units or all of the new units held by a founding member. If, immediately following the 180-day waiting period under the exchange agreement, the founding members exchanged all of their new units in NBP LLC for shares of our Class A common stock, they would own an aggregate of                  shares of Class A common stock, or approximately        % of all outstanding shares of our Class A common stock

(or an aggregate of                  shares of Class A common stock or        % if the underwriters exercise in full their overallotment option). See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Exchange Agreement."

Dividend Rights; Rights Upon Liquidation or Winding Up

Holders of shares of Class A common stock will be entitled to receive dividends if and when declared by our board of directors and will be entitled to receive pro rata our remaining assets available for distribution upon a liquidation or winding up of National Beef. Holders of shares of Class B common stock will not be entitled to receive dividends from National Beef or to receive a distribution upon a liquidation or winding up of National Beef. For additional information, see "Description of Capital Stock."

Overallotment Option

To the extent that the underwriters sell more than                  shares of Class A common stock, the underwriters have the option, exercisable within 30 days of the date of this prospectus, to purchase up to an additional                  shares of Class A common stock from us at the initial public offering price less the underwriting discounts.

Dividend Policy

We intend to pay an initial annual dividend of $        per share of Class A common stock commencing in the first quarter of fiscal year 2011. See "Dividend Policy." Upon the closing of the Reorganization, we will be a member and the sole manager of NBP LLC. We will be a holding company, will have no direct operations and will be able to pay dividends only from our available cash on hand and funds received from NBP LLC. We expect that most of our operating expenses will be borne by NBP LLC pursuant to the terms of a management services agreement between us and NBP LLC.

For federal income and certain other tax purposes, we and other members of NBP LLC will be required to include in our taxable income an allocable share of NBP LLC's taxable income, and to pay tax on such income, regardless of whether there is a corresponding distribution of cash to the members. In accordance with the amended and restated limited liability company agreement pursuant to which NBP LLC will be governed, we expect to cause NBP LLC to make quarterly tax distributions to us and its other members in an aggregate amount equal to 48% (which percentage is expected to increase to approximately 52.3% in calendar 2011) of NBP LLC's estimated taxable net income to facilitate payment by each member of taxes on its share of taxable income of NBP LLC. See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—NBP LLC Limited Liability Company Agreement." We expect to use most of the distributions received by us to pay taxes and make payments under the tax receivable agreement.

The declaration and payment of future dividends by us, and distributions by NBP LLC to its members in excess of the quarterly tax distributions described above, will be at the discretion of our board of directors and will depend on, among other things, operating results, cash flow from operations, our strategic plans, restrictions contained in our debt agreements and such other factors as our board of directors considers to be relevant. Any cash distributed to us by NBP LLC will not be available to NBP LLC for other corporate purposes, such as acquisitions, investments, capital expenditures or repayment of indebtedness. See "Dividend Policy."

Proposed New York Stock Exchange Symbol	"NBP"
Reserved Shares

The underwriters have reserved for sale at the initial public offering price up to                  shares of our Class A common stock for certain of our directors and executive officers and certain employees of the Company and its affiliates who have expressed an interest in purchasing Class A common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. See "Underwriting."

Lock-up Agreements

In connection with this offering, we, our executive officers and directors and the founding members have entered into lock-up agreements with the underwriters under which, subject to certain exceptions, neither we nor any of such persons, other than USPB, may, for a period of 180 days after the date of this prospectus, directly or indirectly sell, dispose of or hedge, or file or cause to be filed a registration statement with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, as amended, or the Securities Act, relating to, any shares of Class A common stock or new units, or any instruments convertible into or exchangeable for shares of Class A common stock or new units, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters. USPB's lock-up agreement has a longer lock-up period of 270 days after the date of this prospectus for any shares of Class A common stock or new units, or any instruments convertible into or exchangeable for shares of Class A common stock or new units, held by USPB and 360 days for 50% of such shares or new units, subject to certain exceptions. Notwithstanding the limitations set forth above, after the 180-day period following the date of this prospectus, a founding member may exchange its new units for shares of Class A common stock pursuant to the exchange agreement; provided, that any shares of Class A common stock received in the exchange will remain subject to the lock-up for the remainder of the lock-up period, if any, applicable to such founding member. See "Underwriting."
Certain Relationships and Related Party Transactions

Please read "Certain Relationships and Related Party Transactions" for a discussion of business relationships between us and related parties and "Underwriting" for information regarding relationships between us and the underwriters.

Tax Consequences	See "Material U.S. Federal Income Tax Considerations."
Tax Receivable Agreement

As a result of our acquisition of new units in NBP LLC from the founding members in connection with this offering and the exchange agreement described above, we expect to become entitled to special tax benefits attributable to tax basis adjustments involving amounts generally equal to the difference between our purchase price for the acquired units and the share of the historic tax basis in NBP LLC's tangible and intangible assets that is attributable to the acquired units. In connection with the closing of this offering and the Reorganization, we will enter into a tax receivable agreement with the founding members pursuant to which we will agree to pay to the founding members 85% of the amount, if any, by which our tax payments to various tax authorities are reduced as a result of these special tax benefits. See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Tax Receivable Agreement."

              The number of shares of Class A common stock that will be outstanding immediately after this offering excludes the following shares:

  •
  shares of Class A common stock issuable upon exchange of new units in NBP LLC held by the founding members; and

  •
  an estimated                  shares of Class A common stock subject to restricted stock units expected to be made upon closing of this offering and an aggregate of                  additional shares that will be available for future awards under our equity incentive plan.

              Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes that:

  •
  the Reorganization was completed in connection with the closing of this offering;

  •
  the underwriters have not exercised their option to purchase up to                  additional shares of Class A common stock from us to cover any overallotments;

  •
  the initial public offering price is $          per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus; and

  •
  our amended and restated certificate of incorporation and amended and restated bylaws were adopted in connection with the closing of this offering and the Reorganization pursuant to which our Class A common stock and Class B common stock will be created and other provisions described under "Description of Capital Stock" will become operative.

Summary Historical and Pro Forma Consolidated Financial and Other Information

              The following tables set forth summary consolidated financial and operating information on a historical and pro forma basis. National Beef has had no operations to date and, therefore, the information below is presented only for NBP LLC, National Beef's predecessor company for reporting purposes which, upon completion of this offering, will be a consolidated subsidiary of National Beef.

              Our summary consolidated historical financial information presented below for the three fiscal years ended August 29, 2009 (statements of operations data) and as of August 29, 2009 and August 30, 2008 (balance sheet data) has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial information of NBP LLC for the two fiscal years ended August 26, 2006 (statements of operations data) and as of August 25, 2007, August 26, 2006 and August 27, 2005 (balance sheet data) has been derived from our audited financial statements for those years which are not included in this prospectus, as adjusted for the presentation requirements of Statement of Financial Accounting Standards (SFAS) No. 160 which was adopted by NBP LLC as of August 30, 2009 with retrospective application to the historical periods presented. Our summary consolidated financial information presented below as of February 27, 2010, and for the 26 weeks ended February 27, 2010 and the 26 weeks ended February 28, 2009, has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our summary consolidated financial information presented below as of February 28, 2009 has been derived from our unaudited consolidated financial statements which are not included in this prospectus, as adjusted for the presentation requirements of SFAS 160. Our summary consolidated financial information presented below for the 52 weeks ended February 27, 2010 has been derived from our accounting records. Our historical results are not necessarily indicative of results to be expected for any future period.

              The unaudited consolidated pro forma statements of operations for the 26 weeks ended February 27, 2010 and the 52 weeks ended August 29, 2009 present our consolidated results of operations giving pro forma effect to the Reorganization and this offering and the contemplated use of proceeds of this offering as if they had occurred at the beginning of fiscal 2009. The unaudited consolidated balance sheet as of February 27, 2010 presents our consolidated pro forma balance sheet giving pro forma effect to the Reorganization and this offering and the contemplated use of proceeds of this offering as if they had occurred as of the balance sheet date. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Reorganization and this offering on the historical financial information of NBP LLC.

              The summary consolidated historical and pro forma financial and operating information should be read in conjunction with information found in "Our Structure," "Capitalization," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. Our unaudited financial statements as of February 27, 2010 and February 28, 2009 and for the 26 weeks ended February 27, 2010 and the 26 weeks ended February 28, 2009 include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial positions and results of operations for these periods.

(amounts in millions)	Pro Forma 26 weeks ended February 27, 2010			Pro Forma 52 weeks ended August 29, 2009			26 weeks ended February 27, 2010	26 weeks ended February 28, 2009	52 weeks ended February 27, 2010	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007	52 weeks ended August 26, 2006	52 weeks ended August 27, 2005
Statements of Operations Data
Net sales		$2,683.5			$5,449.3		$2,683.5	$2,727.2	$5,405.6	$5,449.3	$5,847.3	$5,578.5	$4,636.0	$4,338.9
Costs and expenses
Cost of sales		2,533.1			5,187.1		2,533.1	2,640.4	5,080.0	5,187.1	5,612.4	5,443.9	4,503.8	4,229.9
Selling, general and administrative							23.3	21.2	45.1	43.1	43.7	42.5	34.0	30.5
Depreciation and amortization		24.3			44.4		24.3	21.2	47.4	44.4	36.4	32.4	28.7	24.4

Operating income							102.8	44.4	233.1	174.7	154.8	59.7	69.5	54.1
Other income (expense)
Interest income		—			0.2		—	0.1	0.1	0.2	0.5	0.6	0.4	0.4
Interest expense							(8.1)	(12.4)	(19.0)	(23.3)	(34.0)	(39.4)	(32.0)	(28.6)
Other, net		(3.7)			(6.4)		(3.7)	(3.8)	(6.4)	(6.5)	5.7	1.3	3.2	(3.0)

Total other expense, net							(11.8)	(16.1)	(25.3)	(29.6)	(27.8)	(37.5)	(28.4)	(31.2)
Income tax expense			(1)			(1)	(0.4)	(0.6)	(0.7)	(0.9)	(1.8)	(1.9)	(1.5)	(1.9)

Net income							90.6	27.7	207.1	144.2	125.2	20.3	39.6	21.0
Less:
Net income attributable to non-controlling interest in income of Kansas City Steak Company, LLC		(0.8)			(1.4)		(0.8)	(0.7)	(1.4)	(1.3)	(0.7)	(0.3)	(0.2)	(0.2)
Net income attributable to non-controlling interest in income of NBP LLC			(2)			(2)	—	—	—	—	—	—	—	—

Net income attributable to controlling interest in income of consolidated entity	$			$			$89.8	$27.0	$205.7	$142.9	$124.5	$20.0	$39.4	$20.8

Balance Sheet Data (end of period)
Working capital(3)	$						$198.7	$203.9	$198.7	$145.0	$209.6	$249.3	$196.7	$157.4
Total assets							810.6	797.4	810.6	809.1	875.9	815.5	757.9	634.7
Long-term debt, including current maturities							299.7	349.4	299.7	298.8	377.8	438.8	378.7	308.8
Capital subject to redemption							228.1	255.6	228.1	183.4	186.5	76.9	72.2	64.2
Members' capital attributable to NBP LLC							85.4	14.3	85.4	85.3	59.8	124.5	126.5	111.8
Stockholders' equity										—	—	—	—	—
Other Data
Beef sold (pounds in billions)							2.0	1.9	4.0	3.9	4.0	4.1	3.6	3.4
Capital expenditures							$18.0	$18.0	$40.8	40.8	$59.9	$41.7	$34.5	$18.2
Member distributions							$68.7	$45.2	$101.8	$78.3	$43.1	$22.1	$17.7	$18.2
EBITDA(4)							$122.6	$61.1	$272.7	$211.3	$196.2	$93.1	$101.2	$75.3

(1)
National Beef will be subject to applicable federal and certain state, local and foreign income taxes with respect to its share of allocable income of NBP LLC, which will result in higher income taxes and an increase in income taxes paid. As a result, this will reflect an adjustment to corporate income taxes to reflect an effective tax rate of 39.2%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

(2)
Following the Reorganization and offering, we will record a significant Non-controlling interest in income of NBP LLC relating to the retained ownership interest of the founding members of NBP LLC. As described in "Our Structure," National Beef will be the sole manager of NBP LLC. Accordingly, National Beef will have a minority economic interest, the sole voting interest, and control the management of NBP LLC. As a result, National Beef will consolidate NBP LLC and record a Non-controlling interest in income of NBP LLC for the economic interest of the founding members in NBP LLC. The $                  pro forma Non-controlling interest in income of NBP LLC for the 52 weeks ended August 29, 2009 and the $            pro forma Non-controlling interest in income of NBP LLC for the 26 weeks ended February 27, 2010 are calculated by multiplying the founding members' estimated          % interest in NBP LLC by the $                  pro forma income before income tax expense for the 52 weeks ended August 29, 2009 and by the $                  pro forma income before income tax expense for the 26 weeks ended February 27, 2010.

(3)
Working capital represents the excess of current assets over current liabilities.

(4)
EBITDA represents earnings before net interest, taxes, depreciation and amortization. EBITDA is presented as a measure of the Company's operating performance. The Company's management uses EBITDA to evaluate its businesses and to compare its performance to the operating results of competitors with differing levels of debt (and, consequently, interest expense) and assets (and, consequently, depreciation and amortization). In addition, because EBITDA excludes certain non-cash charges, management believes that EBITDA helps investors to assess our operating performance from period to period and our financial trends. Moreover, management believes that EBITDA is widely used in the food and consumer products industries and is helpful to investors, securities analysts and other interested parties in evaluating our performance as compared to the performance of other companies in our industry. Our computation of EBITDA may not be comparable to other similarly titled measures computed by other companies, because not all companies calculate EBITDA in the same fashion, which limits its usefulness as a comparative measure. Furthermore, when compared to the use of the most directly comparable GAAP financial measure, EBITDA does not take into account the costs associated with interest expense, taxes, depreciation and amortization. As a result of these limitations, the Company also uses other measures in evaluating its businesses, including net income and operating income. EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States of America. It should not be considered an alternative to net income or income from operations or any other measure of performance derived in accordance with generally accepted accounting principles. EBITDA (as defined in our Credit Facility) will also be a factor in the amount of distributions NBP LLC will be permitted to make to its members and, consequently, will be a determinant of the amount of dividends we will be able to pay to our stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Amended and Restated Senior Credit Facility."

The following is a reconciliation of EBITDA to net income (amounts in millions):

(amounts in millions)	26 weeks ended February 27, 2010	26 weeks ended February 28, 2009	52 weeks ended February 27, 2010	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007	52 weeks ended August 26, 2006	52 weeks ended August 27, 2005
Net income attributable to controlling interest in income of consolidated entity	$89.8	$27.0	$205.7	$142.9	$124.5	$20.0	$39.4	$20.8
Interest income	—	(0.1)	(0.1)	(0.2)	(0.5)	(0.6)	(0.4)	(0.4)
Interest expense	8.1	12.4	19.0	23.3	34.0	39.4	32.0	28.6
Depreciation and amortization	24.3	21.2	47.4	44.4	36.4	32.4	28.7	24.4
Income taxes	0.4	0.6	0.7	0.9	1.8	1.9	1.5	1.9

EBITDA	$122.6	$61.1	$272.7	$211.3	$196.2	$93.1	$101.2	$75.3

RISK FACTORS

              An investment in our Class A common stock involves a high degree of risk. Before making an investment in our Class A common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus. Any of the risks described below could materially harm our business, financial condition, results of operations and prospects. As a result, the trading price of our Class A common stock could decline, and you may lose part or all of your investment.

 Risks Related to Our Industry and Our Business

              Our business operations and the implementation of our business strategy are subject to significant risks inherent in our business, including, without limitation, the risks and uncertainties described below.

               Outbreaks of disease affecting livestock can adversely affect demand for our products and the supply of cattle and thereby adversely affect our business.

              We are subject to risks relating to animal health and disease control. An outbreak of disease affecting livestock, such as Bovine Spongiform Encephalopathy, or BSE (also commonly referred to as mad cow disease) or foot-and-mouth disease, could result in restrictions on sales of products to our customers or purchases of livestock from our suppliers. Also, outbreaks of these diseases, or the perception by the public that such an outbreak has occurred or other concerns regarding such diseases, whether or not resulting in regulatory action, can lead to cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on consumer demand and, as a result, on our results of operations. Furthermore, an outbreak of disease could lead to widespread destruction of cattle, which could have a negative impact on us.

               If our products or products made by others using our products become contaminated or are alleged to be contaminated, we may be subject to product liability claims and product recalls that would adversely affect our business.

              We may be subject to significant liability potentially in excess of applicable liability insurance policy limits if the consumption of any of our products or products made by others using our products causes injury, illness or death due to contamination or otherwise, and we may in the future recall products in the event our products are or may be contaminated, spoiled or inappropriately labeled. Contamination of our products or those of our competitors also may create adverse publicity or cause consumers to lose confidence in the safety and quality of our products that could negatively affect our business. We may encounter the same risks of contamination or negative publicity if a third party tampers with our products. Allegations of contamination of our products may also be harmful to us even if such allegations are untrue. The occurrence of any of these risks may increase our costs and decrease demand for our products, which could negatively affect our business, financial condition, results of operations and cash flows. Organisms producing food borne illnesses are generally found in the environment and there is a risk that as a result of food processing they could be present in our products. For example, E. coli is one of many food borne bacteria commonly associated with beef products. Once contaminated products have been shipped for distribution and consumption, illness or death may result if pathogens are present, increase due to handling or temperatures, and are not otherwise eliminated at the further processing, food service or consumer level. We cannot assure you that we will not be required to perform product recalls, or that product liability claims will not be asserted against us, in the future.

               Our margins may be negatively impacted by fluctuating raw material and utility costs, selling prices, changes in our relationships with our suppliers and other factors that are outside of our control.

              Our margins are dependent on the price at which our beef products can be sold and the price we pay for our raw materials, among other factors. These prices can vary significantly over a relatively short period of time as a result of a number of factors, including the relative supply and demand for live cattle and beef products, as well as the market for competing or complimentary products, such as pork and poultry. In addition, closure of international markets to U.S. beef product exports as a result of the December 23, 2003 BSE discovery negatively affected U.S. beef product margins, as certain by-products, classified as Specified Risk Materials, or SRMs, have been banned from use in feedstocks and the human food chain. Some of these products previously enjoyed a market in foreign countries.

              The supply and market price of the livestock that constitute our principal raw material and represent the substantial majority of our cost of goods sold are dependent upon a variety of factors over which we have little or no control, including fluctuations in the size of herds maintained by producers, the relative cost of feed and energy, weather and livestock diseases. Additionally, the closure of the U.S. border to Canadian livestock from May 2003 until July 2005 constrained the supply of cattle in the U.S. which resulted in higher overall cattle prices in the U.S. compared to Canada, and the closure prompted Canada to increase its processing capabilities, which may also have an adverse impact on our future margins. In addition, we purchase approximately 50% of the cattle we process on the open market. If we do not attract and maintain acceptable relationships with growers, the quantity, quality or pricing of our supply of cattle could be negatively affected.

              Severe price swings in raw materials, and the resulting impact on the prices we charge for our products, have at times had, and may in the future have, a material adverse effect on our financial condition, results of operations and cash flows. If we experience increased costs, we may not be able to pass them along to our customers. In addition, our costs for utilities, such as energy and water, may fluctuate over time.

               Our international operations expose us to political and economic risks in foreign countries, as well as to risks related to currency fluctuations, and could negatively affect our sales to customers in foreign countries and our operations and assets in such countries.

              In fiscal year 2009, exports, primarily to Mexico, Japan, South Korea, Canada, China (for hides), Hong Kong, Egypt and Taiwan, accounted for approximately 11% of our total net sales, and these sales on average had a higher margin than our sales generally. A reduction in our international sales would likely adversely affect our margins. In addition, our international activities expose us to risks not faced by companies that limit themselves to the domestic market. One significant risk is that the international operations may be affected by tariffs, other trade protection or food safety measures and import or export licensing requirements.

              An example of a risk related to our international operations is BSE, as discussed below in "Business—Industry Overview—Beef Export Markets."

              Other risks associated with our international activities include:

  •
  changes in foreign currency exchange rates and inflation or deflation in the foreign countries in which we operate;

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  the closing of borders by foreign countries to the import of our products due to disease or other perceived health or food safety issues;

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  exchange controls;

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  changes in tariffs;

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  changes in political or economic conditions in a specific country or region, particularly in emerging markets;

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  trade restrictions imposed by countries with respect to the importation of our products, including actions taken in connection with trade disputes;

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  potentially negative consequences from changes in regulatory requirements; and

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  international conflict, including terrorist acts, which could significantly impact our financial condition and results of operations.

              The occurrence of any of these events could increase our costs, lower demand for our products or limit our operations, which could have a material adverse effect on our business, financial condition, results of operations or prospects.

               Compliance with environmental regulations could result in significant costs and failure to comply with environmental regulations and our use of hazardous substances, including at National Beef Leathers' tannery facility, could result in civil as well as criminal penalties, liability for damages and negative publicity.

              Our operations are subject to extensive and increasingly stringent regulations, including those relating to wastewater and stormwater discharges, air emissions, waste handling and disposal and remediation of soil and groundwater contamination that are administered by the U.S. Environmental Protection Agency, or EPA, and state, local and other authorities. In many areas, these laws and regulations are becoming increasingly stringent. Failure to comply with these laws and regulations can have serious consequences for us, including criminal as well as civil and administrative penalties and negative publicity. We have incurred and will continue to incur significant capital and operating expenditures to adapt to more stringent regulations and to avoid violations of these laws and regulations. Additional environmental requirements imposed in the future could result in currently unanticipated investigations, assessments or expenditures and may require us to incur significant additional costs. Because the nature of these potential future charges is unknown, management is not able to estimate the magnitude of any future costs and we have not accrued any reserve for any potential future costs.

              Some of our facilities have been in operation for many years. During that time, we and previous owners of these facilities have generated and disposed of wastes that are or may be considered hazardous or may have polluted the soil or groundwater at our facilities, including adjacent properties. The discovery of previously unknown contamination of property underlying or in the vicinity of our present or former properties or manufacturing facilities and/or waste disposal sites could require us to incur material unforeseen expenses. Occurrences of any of these events may have a material adverse effect on our business, financial condition, results of operations and cash flows.

              In most locations, our processing facilities rely on municipal or other regional governmental agencies for our water supply and for the treatment of our wastewater discharges. These entities themselves are subject to environmental laws regarding the quality of their water discharges, and must meet permit limits. If permit limits become more stringent, upgrades and capital improvements to these municipal treatment facilities are likely. In those locations where we are a significant volume discharger, it is possible that we may be asked to contribute toward the costs of such upgrades, or we may become subject to significant increases in water or sewer charges in order for such upgrade costs to be recouped.

              As described in "Business—Legal Proceedings" below, National Beef Leathers, LLC, or NBL, a wholly-owned subsidiary of NBP LLC, has been named as a defendant in 17 currently pending lawsuits involving NBL's tannery located in St. Joseph, Missouri. NBL purchased certain assets of the tannery from Prime Tanning Corp., or Prime Tanning, in March 2009. The lawsuits allege that Prime Tanning and NBL spread wastewater sludge containing hexavalent chromium in four counties in northwest Missouri. The plaintiffs are seeking an unspecified amount of damages for wrongful death, personal injury, pain and suffering, economic damages, punitive damages, diminished property values and medical monitoring. NBL is vigorously defending the cases.

               Our indebtedness could adversely affect our business and our liquidity position.

              As of February 27, 2010, we had $299.7 million of long-term debt, of which $9.4 million was classified as a current liability. As of February 27, 2010, the Credit Facility consisted of an outstanding $228.8 million term loan, a $225.0 million revolving line of credit loan, which had outstanding borrowings of $50.3 million, outstanding letters of credit of $25.2 million and available borrowings of $137.9 million, based on the most restrictive financial covenant calculations. In addition, as of February 27, 2010, we had outstanding industrial revenue bonds of $12.2 million and capital leases and other obligations of $8.4 million.

              Our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions.

              Our indebtedness, together with additional future indebtedness that we may incur, and restrictive covenants contained in the Credit Facility could:

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  make it difficult for us to satisfy our obligations, including making interest payments on our debt obligations;

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  limit our ability to obtain additional financing to operate our business;

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  require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing our ability to use our cash flow to fund capital expenditures and working capital and other general operational requirements;

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  limit our flexibility to plan for and react to changes in our business and the beef processing industry;

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  place us at a competitive disadvantage relative to some of our competitors that have less debt than us;

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  limit our ability to pursue acquisitions; and

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  increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates, changes in cattle prices or a downturn in our business or the economy.

              The occurrence of any one of these events could have a material adverse effect on our business, financial condition and results of operations or cause a significant decrease in our liquidity and impair our ability to pay amounts due on our indebtedness.

              The Credit Facility contains, among other things, restrictive covenants that will limit our and our subsidiaries' ability to finance future operations or capital needs or to engage in other business activities. The Credit Facility restricts, among other things, our ability and the ability of our subsidiaries to:

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  incur additional indebtedness or issue guarantees;

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  create liens on our assets;

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  make distributions on or redeem equity interests;

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  make investments;

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  transfer or sell properties or other assets; and

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  engage in mergers, consolidations or acquisitions.

              In addition, the Credit Facility requires us to meet specified financial ratios and tests under certain circumstances.

              If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital or restructure debt. Our ability to generate cash and make scheduled payments or refinance our obligations depends on our successful financial and operating performance, which depend upon prevailing economic conditions and other factors, many of which are beyond our control.

               Our operating results could be negatively impacted by our hedging and derivative positions.

              We use derivative financial instruments and other hedging strategies in an attempt to reduce our exposure to various market risks, including changes in commodity prices. We hold certain positions that do not qualify as hedges for financial reporting purposes. These positions are marked to fair value, and the unrealized gains and losses are reported in earnings at each reporting date. Therefore, losses on these contracts will adversely affect our reported operating results. The use of such instruments may ultimately limit our ability to benefit from favorable commodity price movements, which may adversely affect our reported operating results.

               We generally do not have long-term contracts with our customers, and, as a result, the prices at which we sell our beef products are subject to market forces.

              We generally do not have long-term sales arrangements with our customers and, as a result, the prices at which we sell products to them are determined in large part by market forces. Our customers, mostly excluding those with which we have long-term contracts, place orders for products on an as-needed basis and, as a result, their order levels have varied from period to period in the past and may vary significantly in the future. The loss of one or more of our key customers, a significant decline in the number of orders from one or more of our key customers or a significant decrease in beef product prices for a sustained period of time could have a material adverse effect on our business, financial condition or results of operations.

               Wal-Mart's failure to continue purchasing from us could have a material adverse effect on our sales.

              Sales to Wal-Mart Stores, Inc., or Wal-Mart, and its affiliate, Sam's Club, represented approximately 9.6% of our total net sales in fiscal year 2009. Our contractual agreement with Wal-Mart expired on January 31, 2004, and we have not entered into a new agreement. If Wal-Mart and its affiliates do not continue to purchase from us, it could have a material adverse effect on our sales, financial position, results of operations and cash flows.

               We are subject to extensive governmental regulation and our noncompliance with or changes in applicable requirements could adversely affect our business, financial condition, results of operations and cash flows.

              In addition to the environmental regulations discussed above, our operations are subject to extensive regulation and oversight by the USDA, the Grain Inspection Packers and Stockyards Administration, or GIPSA, the Food and Drug Administration, or the FDA, and other state, local and foreign authorities regarding the processing, packaging, storage, distribution, advertising and labeling of our products, including food safety standards. Our domestic operations are subject to the Packers and Stockyards Act of 1921, or the PSA. This statute generally prohibits meat packers in the livestock industry from engaging in certain practices including violations of the PSA's prompt payment provisions. In general (unless otherwise agreed in writing by our livestock suppliers), this statute requires us to make full payment for our livestock purchases in the case of cash sales before the close of the next business day following the purchase and transfer of possession of the livestock we purchase, or, in the case of a cash purchase on a carcass or "grade and yield" basis, that we make full payment of the purchase price not later than the close of the first business day following determination of the purchase price. Recently, the food safety practices and procedures in the meat processing industry have been subject to more intense scrutiny and oversight by the USDA. Food safety standards, processes and procedures are subject to the USDA Hazard Analysis Critical Control Point program, which includes compliance with the Public Health Security and Bioterrorism Preparedness and Response Act of 2002.

In hopes of reducing the development and spread to humans of dangerous antibiotic-resistant bacteria, the Obama administration announced in July 2009 that it would seek to ban routine use of antibiotics, which are fed to farm animals to encourage growth.

              We are also subject to a variety of immigration, labor and worker safety laws and regulations, including those relating to the hiring and retention of employees. Our failure to comply with applicable laws and regulations could subject us to administrative penalties and injunctive relief, civil remedies, including fines, injunctions, interruption of our operations, recalls of our products or seizures of our properties, as well as potential criminal sanctions or personal injury or other damage claims. These remedies, changes in the applicable laws and regulations or discovery of currently unknown conditions could increase our costs and limit our business operations.

               Failure to successfully implement our business strategy may impede our plans to increase revenues, margins and cash flow.

              Our revenues, margins and cash flows will not increase as planned if we fail to implement the key elements of our strategy, and our ability to successfully implement this strategy is dependent at least in part on factors beyond our control. For example, the willingness of consumers to purchase value-added products depends in part on economic conditions. In periods of economic uncertainty, consumers tend to purchase more private label or less-expensive products. Thus, if we encounter periods of economic uncertainty, the sales volume for our value-added products could suffer. Also, we may not be successful in identifying favorable international expansion opportunities.

               Changes in consumer preferences could adversely affect our business.

              The food industry in general is subject to changing consumer trends, demands and preferences. Our products compete with other protein sources, such as pork and poultry, and other foods. Trends within the food industry change often and our failure to anticipate, identify or react to changes in these trends could lead to, among other things, reduced demand and price reductions for our products, and could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we do not have any other material lines of business or other sources of revenue to rely upon if we are unable to efficiently process and sell beef products or if the market for beef declines. This lack of diversification means that we may not be able to adapt to changing market conditions or withstand any significant decline in the beef industry.

               The beef processing industry is highly competitive and our customers might not continue to purchase products from us or prices we receive for our products could fluctuate or be adversely impaired by actions taken by our competitors.

              The beef processing industry is highly competitive. Competition exists both in the purchase of live cattle and in the sale of beef products. In addition, our products compete with a number of other protein sources, including pork and poultry.

              Our principal competition arises from other beef processors, including Tyson Foods, Inc., Cargill Meat Solutions and JBS USA LLC. The principal competitive factors in the beef processing industry are price, quality, food safety, product distribution, technological innovations and brand loyalty. Our ability to be an effective competitor will depend on our ability to compete on the basis of these characteristics. Some of our competitors have substantially larger beef operations, greater financial and other resources and wider recognition for their consumer branded products than we do. We cannot assure you that we will be able to compete effectively with these companies and our ability to compete could be adversely affected by our significant debt levels.

               Extreme weather or other forces beyond our control could negatively impact our business.

              Natural disasters, fire, bioterrorism, pandemic or extreme weather, including droughts, floods, excessive cold or heat, hurricanes or other storms, could impair the health or growth of livestock or interfere with our operations due to power outages, fuel shortages, water shortages, damage to our production and processing facilities or disruption of transportation channels, among other things. Any of these factors, as well as disruptions in our information systems, could have an adverse effect on our financial results.

               The sales of our beef products are subject to significant seasonal variations and, as a result, our quarterly operating results may fluctuate materially.

              The beef industry is characterized by prices that change based on seasonal consumption patterns. The highest period of demand for our products is usually the summer and spring months when weather patterns permit more outdoor activities and there is increased demand for higher value items that are grilled, such as steaks. In addition, because of higher consumption, more favorable growing conditions and the housing of animals in feedlots for the winter months, there are generally more cattle available in the summer and fall. As a result of these seasonal fluctuations, our revenue and profitability tend to be higher for our third and fourth fiscal quarters ended May and August, respectively, than for our first and second fiscal quarters ended November and February, respectively. However these seasonal patterns may vary substantially from year to year.

               We depend on the service of key individuals, the loss of whom could materially harm our business.

              Our success will depend, in part, on the efforts of our officers and other key employees. In addition, the market for qualified personnel is competitive and our future success will depend on our ability to attract and retain these personnel. With the exception of our Chief Executive Officer, we do not have long-term employment agreements with our officers or maintain key-person insurance on any officer. The loss of the services of any of our key employees or the failure to attract and retain employees could have a material adverse effect on our business, results of operations and financial condition.

               Our performance depends on favorable labor relations with our employees. Any deterioration of those relations or increase in labor costs could adversely affect our business.

              As of February 27, 2010, we had approximately 8,900 employees worldwide. Approximately 2,850 employees at our Liberal, Kansas facility are represented by the United Food and Commercial Workers International Union under a collective bargaining agreement that expires on December 16, 2012. Approximately 1,100 employees at our Brawley, California facility are jointly represented by the United Food and Commercial Workers International Union and Teamsters International Union under a collective bargaining agreement that expires on December 8, 2013. Approximately 90 employees at our St. Joseph, Missouri facility are represented by the United Cereal Workers of the United Food and Commercial Workers International Union under a collective bargaining agreement scheduled to expire on May 18, 2014.

              The United Food and Commercial Workers Union, or the UFCWU, on November 3, 2009 filed a petition with the Regional Office of the National Labor Relations Board, or the NLRB, in Kansas City, Missouri seeking to represent approximately 2,750 employees who work at our Dodge City, Kansas facility. On January 8, 2010, the UFCWU withdrew its petition for an election.

              A labor-related work stoppage by our unionized employees could limit our ability to process and ship our products or increase our costs, which could adversely affect our results of operations and financial condition. In addition, it is possible that any labor union efforts to organize employees at our non-unionized facilities might be successful and that any labor-related work stoppages at these non-unionized facilities in the future could adversely affect our results of operations and financial condition. In general, any significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages at any of our locations, whether due to union activities, employee turnover or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

               The consolidation of our retail and food service customers may put pressures on our operating margins.

              In recent years, the trend among our retail and food service customers, such as supermarkets, warehouse clubs and food service distributors, has been towards consolidation. These consolidations, along with the entry of mass merchants into the grocery industry, have resulted in customers with increasing negotiating strength who tend to exert pressure on us with respect to pricing terms, product quality and new products. As the customer base continues to consolidate, competition for the business of fewer customers is expected to intensify. If we do not negotiate favorable terms of sale with our customers and implement appropriate pricing to respond to these trends, or if we lose our existing large customers, our profitability could decrease.

               We may not be able to successfully complete acquisitions, affecting our ability to grow, or integrate completed and future acquisitions, which could result in failure to achieve our expected acquisition benefits, the disruption of our business and an increase in our costs.

              We continually explore opportunities to acquire related businesses, some of which could be material to us. Our ability to continue to grow may depend upon identifying and successfully acquiring attractive companies, effectively integrating these companies, achieving cost efficiencies and managing these businesses as part of our Company.

              We may not be able to effectively execute on acquisitions or integrate acquired companies and successfully implement appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. Our efforts to integrate these businesses could be affected by a number of factors beyond our control, such as regulatory developments, general economic conditions and increased competition. In addition, the process of integrating these businesses could cause the interruption of, or loss of momentum in, the activities of our existing business. The diversion of management's attention and any delays or difficulties encountered in connection with the integration of these businesses or relating to legacy liabilities of businesses acquired by us could negatively impact our business and results of operations. Further, the benefits that we anticipate from acquisitions may not develop.

               Our operations are subject to the general risks of litigation.

              We are involved on an ongoing basis in litigation arising in the ordinary course of business or otherwise. Trends in litigation may include class actions involving consumers, stockholders, employees or injured persons, and claims related to commercial, labor, employment, antitrust, securities or environmental matters. These actions could also divert the attention of our management team and expose us to significant liability and adverse publicity, which might adversely affect our brands, reputation and/or customer preference for our products. Due to the unpredictable nature of litigation, it is not possible to predict the ultimate outcome of any potential lawsuits, and we may be held liable for significant judgments, or other losses, that are not fully covered by our insurance, which could have a material adverse effect on our business.

               Deterioration of economic conditions could negatively impact our business.

              Our business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, availability of capital markets, consumer spending rates, energy availability and costs (including fuel surcharges) and the effects of governmental initiatives to manage economic conditions. Any such changes could adversely affect the demand for our products or the cost and availability of our needed raw materials and packaging materials, thereby negatively affecting our financial results.

              The downturn in the U.S. economy may result in reduced demand for certain of our products, downward pressure on prices and shifts to less profitable private label products. Moreover, any material reduction in demand for our products in our key export markets (Japan and South Korea) could have an adverse effect on our results of operations.

              The recent disruptions and instability in credit and other financial markets and deterioration of national and global economic conditions, could, among other things:

  •
  make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future;

  •
  cause our lenders to depart from prior credit industry practice and make more difficult or expensive the granting of any technical or other waivers under our credit agreements to the extent we may seek them in the future;

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  impair the financial condition of some of our customers, suppliers or counterparties to our derivative instruments, thereby increasing customer bad debts, non-performance by suppliers or counterparty failures negatively impacting our treasury operations; and

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  negatively impact global demand for beef products, which could result in a reduction of sales, operating income and cash flows.

Risks Related to Our Corporate and Voting Structure

               We are a holding company with no operations of our own, and we will depend on distributions from NBP LLC to meet our ongoing obligations and to pay any cash dividends on our Class A common stock.

              We are a holding company with no operations of our own and we currently have no independent ability to generate revenue. Consequently, our ability to obtain operating funds currently depends upon distributions from NBP LLC. The distribution of cash flows and other transfers of funds by NBP LLC to us will be subject to statutory and contractual restrictions based upon NBP LLC's financial performance, including NBP LLC's compliance with the covenants in the Credit Facility and NBP LLC's amended and restated limited liability company agreement. The Credit Facility, as amended effective upon the closing date of this offering, will limit NBP LLC's ability to distribute cash to its members, including us, based upon certain leverage tests. NBP LLC will be permitted to distribute 48% of its net taxable income to its members (which percentage is expected to increase to approximately 52.3% in calendar 2011). See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—NBP LLC Limited Liability Company Agreement." In addition, so long as no default exists and the Equity Distributions Threshold (as defined below) is not exceeded, NBP LLC will be permitted to pay an annual distribution on its equity units to its members (including National Beef) on a per unit basis equal to 2% of the average daily price of our Class A common stock. Further, so long as no default exists and NBP LLC's ratio of Indebtedness to EBITDA (as defined in the Credit Facility) is less than or equal to 2.00 to 1.00, NBP LLC may pay additional distributions to its members not to exceed the Equity Distributions Threshold. NBP LLC's leverage ratio as of February 27, 2010 was 1.1x. We will be unable to pay dividends to our stockholders or pay other expenses outside the ordinary course of business if NBP LLC fails to comply with these covenants and is unable to distribute cash to us. The declaration and payment of future dividends by us will be at the discretion of our board of directors and will depend on, among other things, our operating results and cash flow from operations, our strategic plans and such other factors as our board of directors considers to be relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Amended and Restated Senior Credit Facility."

              Pursuant to a management services agreement between us and NBP LLC, we expect NBP LLC to pay us a service fee and reimburse certain of our operating expenses. However, if NBP LLC cannot make the payments pursuant to the management services agreement, we may be unable to cover these expenses.

              As a member of NBP LLC, we will incur income taxes on our proportionate share of any net taxable income of NBP LLC. To the extent we need funds to pay such taxes or for any other purpose, and NBP LLC is unable to provide such funds because of limitations in the Credit Facility or other restrictions, it could have a material adverse effect on our business or financial condition.

               National Beef's ability to use the net proceeds from future issuances of our Class A common stock is limited.

              NBP LLC's amended and restated limited liability company agreement requires that National Beef contribute the net proceeds received by it from any issuance of shares of our Class A common stock to NBP LLC in exchange for one newly issued unit in NBP LLC for each share of Class A common stock issued by National Beef. As a result, such proceeds will not be available to National Beef for its working capital requirements or other general corporate purposes.

               Our founding members will be able to exercise significant control over us, including through the election of all of our directors.

              Upon the closing of this offering, our founding members will beneficially own, in the aggregate, 100% of our outstanding shares of Class B common stock, giving them control of approximately         % of the combined voting power of our outstanding voting stock. As a result, the founding members will have the ability to elect all of the members of our board of directors and thereby control our management and affairs and substantially all matters requiring action by our stockholders, including amendments to our restated certificate of incorporation and by-laws, any proposed merger, consolidation or sale of all or substantially all of our assets, increases in our authorized Class A common stock, and other corporate transactions even if such actions are not favored by our other stockholders. This concentration of ownership may also delay or prevent a change in control otherwise favored by our other stockholders and could depress our stock price.

              The founding members will be able to exercise a greater degree of influence in the operation of our business and that of NBP LLC and the management of our affairs and those of NBP LLC than is typically available to stockholders of a publicly-traded company. Even if our founding members own a minority economic interest in NBP LLC, they may be able to continue to exert significant influence over us and NBP LLC through their ownership of our Class B common stock.

              Pursuant to a stockholders agreement with the founding members, so long as the founding members collectively own at least 20% of NBP LLC's issued and outstanding new units held by the founding members immediately following the closing of this offering (or immediately following the closing of any final exercise by the underwriters of the overallotment option to purchase additional shares), then USPB and NBPCo Holdings will have the right to designate nominees to our seven-member board of directors, who will be voted upon by our stockholders. The designation right will vary by founding member as follows: four directors to be nominated by USPB, two of whom must be independent; two directors to be nominated by NBPCo Holdings, one of whom must be independent; and USPB and NBPCo Holdings will jointly designate our chief executive officer for election to the board. If at any time the number of new units owned by USPB is equal to or less than the number of new units owned by NBPCo Holdings, then USPB's designation right will be reduced from four directors to two directors, one of whom must be independent. Pursuant to the stockholders agreement, the founding members will agree to vote the shares of Class B Common Stock and Class A Common Stock, if any, beneficially owned by them in favor of the respective director designees of the founding members described above.

              If at any time USPB or NBPCo Holdings owns less than 5% of NBP LLC's issued and outstanding new units collectively owned by the founding members immediately following the closing of this offering (or immediately following the closing of any final exercise by the underwriters of the overallotment option to purchase additional shares), then such founding member shall cease to have any rights of designation. If at any time the founding members, in the aggregate, own less than 20% of NBP LLC's issued and outstanding new units collectively owned by the founding members immediately following the closing of this offering (or immediately following the closing of any final exercise by the underwriters of the overallotment option to purchase additional shares), then the stockholders agreement shall immediately terminate and each founding member will lose its right to designate directors for election to our board.

               We will be exempt from certain corporate governance requirements because we will be a "controlled company" within the meaning of NYSE rules. As a result, our stockholders will not have the protections afforded by these corporate governance requirements.

              Based on the founding members' significant ownership of our outstanding voting stock, we are relying on the "controlled company" exemption from certain corporate governance requirements of the New York Stock Exchange, or the NYSE. Pursuant to this exemption, we will not be required by the NYSE to have a majority of independent directors or to maintain compensation and nominating and governance committees composed entirely of independent directors to continue to list the shares of our Class A common stock on the NYSE. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced.

               Different interests among our founding members or between our founding members and us, including with respect to related party transactions, could prevent us from achieving our business goals.

              For the foreseeable future, we expect that our board of directors will include directors and executive officers of our founding members and other directors who may have commercial relationships with our founding members. Our founding members could have individual business interests that may conflict with those of the other founding members. Their differing interests could make it difficult for us to pursue strategic initiatives that require consensus among our founding members.

              In addition, the structural relationship we have with our founding members could create conflicts of interest among the founding members, or between the founding members and us, in a number of areas relating to our past and ongoing relationships. Except as set forth in the cattle supply agreement between us and USPB and the tax receivable agreement with the founding members, there are not any formal dispute resolution procedures in place to resolve conflicts between us and a founding member or between founding members. We may not be able to resolve any potential conflicts between us and a founding member and, even if we do, the resolution may be less favorable to us than if we were negotiating with an unaffiliated party.

              Under the terms of NBP LLC's amended and restated limited liability company agreement, USPB, NBPCo Holdings and their affiliates are prohibited from acquiring more than 5% of the ownership interests in a competing business so long as they continue to hold any new units in NBP LLC. These non-competition obligations will no longer apply to USPB and NBPCo Holdings once USPB or NBPCo Holdings, or their respective affiliates, have exchanged all of their respective new units in NBP LLC for shares of our Class A common stock or otherwise disposed of their new units.

              Business relationships with USPB and an affiliate of NBPCo require the cooperation and support of our founding members, the absence of which could adversely affect us. Our majority founding member is USPB. In fiscal year 2009, pursuant to our contractual arrangement with USPB, USPB members provided us with approximately 20% of the total cattle processed by us through the USPB pricing grid. Some USPB members also sold us additional cattle outside of this arrangement. In connection with the closing of this offering, we expect to enter into a new cattle supply agreement with USPB pursuant to which we will purchase cattle from USPB members. The term of the agreement will continue so long as USPB holds an ownership interest in NBP LLC. USPB will have the right to terminate the agreement if National Beef no longer acts as the sole manager of NBP LLC. See "Certain Relationships and Related Party Transactions—Certain Arrangements with Founding Members and their Affiliates—Transactions with U.S. Premium Beef."

              Upon the completion of this offering and the Reorganization, USPB will have the right to designate a majority of the members on our board of directors and therefore will have control over us. The interests of USPB may differ from our other founding members or us due to USPB's relationship with us as our largest supplier. For example, conflicts of interest may arise between us and USPB relating to our cattle purchases from USPB members or other suppliers.

              Since 1994, NBP LLC has had a business relationship with Beef Products, Inc., or BPI, which is an affiliate of NBPCo Holdings, whereby we sell beef trimmings, referred to as trim, to BPI, and we purchase processed lean beef from BPI for use in our ground beef operations. In addition, BPI manufactured and installed a grinding system in one of our plants in fiscal year 2008. In accordance with an agreement with BPI, we are to pay BPI a technology and support fee based on the number of pounds of product produced using the grinding system. See "Certain Relationships and Related Party Transactions."

              If a dispute arises under our arrangement with either USPB or BPI, the settlement of the dispute may not be on terms as favorable to us as if we were dealing with an unaffiliated party.

               The agreements between us and our founding members were made in the context of an affiliated relationship and may contain different terms than comparable agreements with unaffiliated third parties.

              The contractual agreements that we have with our founding members were negotiated in the context of an affiliated relationship in which representatives of our founding members and their affiliates comprised our entire board of directors. As a result, the financial provisions and the other terms of these agreements, such as covenants, contractual obligations on our part and on the part of our founding members, and termination and default provisions may be less favorable to us than terms that we might have obtained in negotiations with unaffiliated third parties in similar circumstances.

               Any payments made under the tax receivable agreement with the founding members will reduce the amount of overall cash flow that would otherwise be available to us.

              As a result of our acquisition of new units in NBP LLC from the founding members in connection with this offering and the exchange agreement described below, we expect to become entitled to special tax benefits attributable to tax basis adjustments involving amounts generally equal to the difference between our purchase price for the acquired units and the share of the historic tax basis in NBP LLC's tangible and intangible assets that is attributable to the acquired units. We have agreed in our tax receivable agreement with the founding members to pay to the founding members 85% of the amount, if any, by which our tax payments to various tax authorities are reduced as a result of these special tax benefits. We are also obligated to make certain other payments on occurrence of certain events that would terminate the agreement with respect to certain founding members. See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Tax Receivable Agreement." The tax basis adjustments, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the amount and timing of our income and the amount and timing of the amortization and depreciation deductions and other tax benefits attributable to the tax basis adjustments. As a result of the contemplated use of proceeds from this offering and assuming that the Company is able to timely benefit from the anticipated tax benefits, we estimate (based on an assumed initial public offering price of $         per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus) that the aggregate amount of payments to be made by us under the tax receivable agreement to the founding members will be approximately $     million, payable over the next fifteen years. As discussed in the section titled "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Tax Receivable Agreement," payments under the tax receivable agreement are made as the Company realizes tax benefits attributable to the initial purchase of new units from the founding members in the Reorganization. The foregoing estimate reflects payments with respect to the initial purchase and not additional amounts that may be payable under the tax receivable agreement if subsequent exchanges of new units are made by the founding members. We expect to fund these payments from the tax distributions we receive from NBP LLC.

              The founding members will not reimburse us for any excess payments that may previously have been made under the tax receivable agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, excess payments made to the founding members will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in certain circumstances we could make payments under the tax receivable agreement in excess of our cash tax savings, which could materially impair our financial condition.

               Our certificate of incorporation and bylaws, provisions of Delaware law and certain contractual provisions may discourage or prevent strategic transactions, including a takeover of our company, even if such a transaction would be beneficial to our stockholders.

              Provisions contained in our certificate of incorporation and bylaws, the NBP LLC limited liability company agreement and provisions of the Delaware General Corporation Law could delay or prevent a third party from entering into a strategic transaction with us, even if such a transaction would benefit our stockholders. For example, our certificate of incorporation and bylaws:

  •
  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive;

  •
  do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

  •
  require advance notice to be given by stockholders for any stockholder proposals or director nominees; and

  •
  require a super-majority vote of the stockholders to amend the certificate of incorporation.

              In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law which limits, subject to certain exceptions, the right of a corporation to engage in a business combination with a holder of 15% or more of the corporation's outstanding voting securities, or certain affiliated persons.

              The tax receivable agreement that we expect to enter into prior to the closing of this offering will contain a change of control provision which, if triggered, would require us to make a one-time cash payment to the founding members equal to the present value of the payments that are forecasted to be made under the agreement based on certain assumptions.

              The Credit Facility, as amended effective upon the closing date of this offering, will provide that the occurrence of a change of control of National Beef would constitute a default enabling the lenders to declare all of the liabilities under such facility due and payable.

              These restrictions and provisions could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. These restrictions could also limit stockholder value by impeding a sale of us or NBP LLC.

               Our future issuance of preferred stock could dilute the voting power of our common stockholders and adversely affect the market value of our Class A common stock.

              The future issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of our other classes of voting stock, either by diluting the voting power of our other classes of voting stock if they vote together as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote even if the action were approved by the holders of our other classes of voting stock.

              The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our Class A common stock by making an investment in the Class A common stock less attractive. For example, investors in the Class A common stock may not wish to purchase Class A common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase Class A common stock at the lower conversion price causing economic dilution to the holders of Class A common stock.

               If we are determined to be an investment company, we would become subject to burdensome regulatory requirements and our business activities would be restricted.

              Generally, a company that does not actively trade in securities may nevertheless be an investment company as defined in the Investment Company Act of 1940, as amended, or the Investment Company Act, if it owns "investment securities" having a value exceeding 40% of the value of its total assets (excluding U.S. government securities and cash items). Following this offering, our sole significant asset will be our ownership of new units in NBP LLC. As sole manager of NBP LLC, we will control NBP LLC, and we believe our interest in NBP LLC is not an "investment security" as that term is used in the Investment Company Act. After this offering, we and NBP LLC intend to continue to structure our organizations and conduct our operations so that we are not deemed an investment company under the Investment Company Act. A determination, however, that our interest in NBP LLC is an investment security for purposes of the Investment Company Act, could result in our being considered an investment company. If that were to happen, we could become subject to registration and other burdensome requirements of the Investment Company Act, including limitations on our capital structure, our ability to issue securities and our ability to enter into transactions with our affiliates. A need to comply with those requirements could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our financial performance and operations.

               The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

              NBP LLC has been a reporting company under the Exchange Act since 2004, but not all of the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, have been applicable to NBP LLC. After the closing of this offering, as a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the NYSE rules, including those promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will likely increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. We will need to hire more staff to comply with these requirements, which will increase our costs. In addition, management's attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

              These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

              We will be required to document our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm attesting to the effectiveness of these internal controls. Because we have not yet undergone such a Section 404 audit, it is possible that our auditors could find a material weakness or significant deficiency in our internal controls over financial reporting.

Risks Related to Our Class A Common Stock and this Offering

               An active market for our Class A common stock may not develop.

              We cannot assure you that a regular trading market of our Class A common stock will develop on the NYSE or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your Class A common stock when desired, or at all, or the prices that you may obtain for your Class A common stock.

               Our stock price may be volatile and may decline substantially from the initial public offering price.

              Before this offering, there has been no public market for our Class A common stock, and an active trading market for our Class A common stock may not develop or continue after the closing of this offering. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the price at which our Class A common stock will trade after this offering.

              The stock market in general has experienced extreme price and volume fluctuations in recent years. These broad market fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. You may be unable to resell your shares at or above the initial public offering price because of a number of factors, including:

  •
  actual or anticipated quarterly fluctuations in our operating results;

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  changes in expectations of future financial performance or changes in estimates of securities analysts;

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  changes in the market valuations of other companies;

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  announcements relating to actions of other beef processing companies, strategic relationships, acquisitions or industry consolidation;

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  terrorist acts or wars; and

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  general economic, market and political conditions not related to our business.

               The substantial number of shares that will be eligible for sale or exchange in the near future could cause the market price for our Class A common stock to decline or make it difficult for us to sell equity securities in the future.

              We cannot predict the effect, if any, that market sales of shares of Class A common stock or the availability of shares of Class A common stock for sale will have on the market price of our Class A common stock from time to time. Sales of substantial amounts of shares of our Class A common stock in the public market following this offering, or the perception that those sales will occur, could cause the market price of our Class A common stock to decline or make future offerings of our equity securities more difficult. If we are unable to sell equity securities at times and prices that we deem appropriate, we may be unable to fund our future growth.

              Our executive officers and directors and the founding members have entered into lock-up agreements with the underwriters. Each of our executive officers and the founding members other than USPB has agreed that they will not, subject to certain exceptions, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our Class A common stock or any new units, or file, or cause to be filed, any registration statement under the Securities Act with respect to any of the foregoing, or enter into any swap or any other agreement or any transaction that transfers in whole or in part, directly or indirectly, the economic consequences of ownership of such securities, without, in each case, the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. USPB's lock-up agreement has a longer lock-up period of 270 days after the date of this prospectus for any shares of Class A common stock or new units, or any instruments convertible into or exchangeable for shares of Class A common stock or new units, held by USPB and 360 days for 50% of such shares or new units, subject to certain exceptions. Notwithstanding the limitations set forth above, after the 180-day period following the date of this prospectus, a founding member may exchange its new units for shares of Class A common stock pursuant to the exchange agreement; provided, that any shares of Class A common stock received in the exchange will remain subject to the lock-up for the remainder of the lock-up period, if any, applicable to such founding member. After the lock-up period expires, our founding members will be able to exercise registration rights that we have granted them as described in "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Registration Rights Agreement." We cannot predict whether substantial amounts of our Class A common stock will be sold in the open market in anticipation of, or following any divestiture by our founding members or our directors or executive officers of their shares of our Class A common stock.

              In connection with this offering, the founding members will enter into an exchange agreement with us under which they will have the right, on a quarterly basis, to exchange their new units in NBP LLC for shares of our Class A common stock, cash or a combination of both. Determination as to whether the exchange is made in stock, cash or a combination of stock and cash is in the discretion of the audit committee (or another committee of independent directors) of our board of directors. The founding members, after the expiration of 180 days, may elect to exchange their new units. The exchange will be made on a one-for-one basis, subject to notice requirements, and subject to customary adjustments for subdivisions or combinations by split, reverse split, distribution, reclassification, recapitalization or otherwise. There is no maximum number of new units that may be exchanged by a founding member, but any exchange must be for a minimum number of new units equal to the lesser of 100 new units or all of the new units held by a founding member. See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Exchange Agreement." As a result of the Reorganization described under "Our Structure," immediately following this offering and the application of net proceeds from this offering, the founding members will beneficially own                  new units in NBP LLC, all of which will be potentially

exchangeable for shares of our Class A common stock. These shares of Class A common stock would be "restricted securities," as defined in Rule 144 of the Securities Act, or Rule 144. Effective upon closing of this offering, however, we will enter into a registration rights agreement with the founding members that would require us, under certain circumstances, to register under the Securities Act the resale of these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Registration Rights Agreement" and "Shares Eligible for Future Sale."

              We have agreed with the underwriters not to sell, otherwise dispose of or hedge any of our Class A common stock, subject to certain exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. Subject to these agreements, we may issue and sell in the future additional Class A common stock. In addition, after the expiration of the 180-day lock-up period applicable to us, the shares of Class A common stock issuable upon exchange of the new units will be eligible for resale from time to time, subject to certain contractual and Securities Act restrictions.

               Investors in this offering will suffer immediate and substantial dilution.

              The initial public offering price per share of Class A common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per Class A share that substantially exceeds the book value of our assets after subtracting our liabilities. At an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $         per share of Class A common stock. We also intend to implement an equity incentive plan that will allow us to issue restricted stock or other rights to acquire or receive payments in respect of Class A common stock. The issuance or measurement prices attributable to these awards may be below the initial public offering price per share of our Class A common stock. To the extent that these actions are taken, you would experience further dilution. See "Dilution."

FORWARD-LOOKING STATEMENTS

              In addition to historical information, this prospectus contains "forward-looking statements," which are subject to a number of risks and uncertainties, many of which are beyond our control. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate" and similar expressions. Actual results could differ materially from those contemplated by these forward-looking statements as a result of many factors, including, but not limited to, the following:

  •
  the availability and prices of live cattle and commodities;

  •
  effects on margins from fluctuating raw material and utility costs, selling prices, changes in our relationships with suppliers and other factors outside of our control;

  •
  food safety issues and outbreaks of livestock disease, including the identification of cattle with BSE;

  •
  product contamination or recall concerns;

  •
  competitive practices and consolidation in the cattle production and processing industries and among our customers;

  •
  actions of domestic or foreign governments;

  •
  hedging risk and changes in interest rates;

  •
  trade barriers, exchange controls, political risk, currency exchange rate fluctuations and other risks associated with export and foreign operations;

  •
  developments in, or changes to, the laws, regulations and governmental policies governing our business and products or failure to comply with them, including environmental and food safety liabilities;

  •
  consumer demand and preferences;

  •
  the cost of compliance with environmental and health laws;

  •
  loss of key customers;

  •
  economic conditions generally and in our principal markets;

  •
  adverse weather conditions in our areas of operations;

  •
  loss of key employees and labor relations;

  •
  our acquisitions, joint ventures, strategic alliances or divestiture plans;

  •
  our holding company structure;

  •
  our ability to implement our business plan;

  •
  our founding members' control over us and the potential for conflicts of interest;

  •
  the impact of our tax receivable agreement with the founding members on our cash flows;

  •
  the risk factors discussed under the heading "Risk Factors"; and

  •
  other statements contained in this prospectus regarding matters that are not historical facts.

              In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this prospectus will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements.

              In addition, there may be other factors that could cause our actual results to be materially different from the results referenced in the forward-looking statements. Many of these factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

              All forward-looking statements contained in this prospectus are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Forward-looking statements speak only as of the date they are made.

OUR STRUCTURE

              The following diagram depicts our organizational structure immediately after the completion of this offering and the Reorganization, and related transactions. In connection with this offering we will effect the Reorganization transactions described below.

              National Beef will own         % of the outstanding new units in NBP LLC immediately after and giving effect to this offering and the Reorganization and assuming no exercise of the underwriters' overallotment option.

Incorporation of National Beef

              National Beef was incorporated as a Delaware corporation on October 6, 2009. National Beef has not engaged in any business or other activities except in connection with its formation. The amended and restated certificate of incorporation of National Beef authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in "Description of Capital Stock."

              National Beef has issued to the founding members                   shares of Class B common stock, which equals the number of new units in NBP LLC to be held by the founding members immediately following the offering.

Offering Transactions

              Upon the closing of this offering, National Beef will pay all of the net proceeds from this offering to the founding members in exchange for a portion of their outstanding new units in NBP LLC. Net proceeds (if any) resulting from the underwriters' exercise of their overallotment option will be used by National Beef to purchase newly issued new units from NBP LLC.

              The following table sets forth the number of new units to be purchased by National Beef from each founding member, the approximate cash proceeds to be received by each founding member in connection with the offering and the percentage of the net offering proceeds to be received by each founding member.

Founding Member	Number of New Units Sold to National Beef	Approximate Cash Proceeds to be Received	Percentage of Net Offering Proceeds to be Received
USPB		$		%
NBPCo Holdings		$		%
TMK		$		%

              The approximate cash proceeds to be received by each founding member has been computed based on an initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus. If the assumed initial public offering price per share were $1.00 higher than the midpoint, the approximate cash proceeds to be received by USPB, NBPCo Holdings and TMK would be $                  , $                  and $                  , repectively. If the assumed initial public offering price per share were $1.00 lower than the midpoint, the approximate cash proceeds to be received by USPB, NBPCo Holdings and TMK would be $                  , $                  and $                  , respectively.

              In connection with the Reorganization, the limited liability company agreement of NBP LLC will be amended to make National Beef a member and the sole manager of NBP LLC. NBP LLC expects to use any net proceeds from its sale of newly issued new units, if the underwriters exercise their overallotment option, to reduce outstanding borrowings on the revolving line of credit under the Credit Facility, to the extent of any such borrowings, with any remaining net proceeds being used for general corporate purposes. Prior to the Reorganization, NBP LLC will make preferred return distributions on the NBP LLC Class A and Class A-1 units for the period through the closing date of the Reorganization of approximately $                 and will also make estimated tax distributions to the founding members for their share of NBP LLC's earnings through the closing date. We anticipate that the tax distributions will be adjusted after the closing of this offering to reflect the final determination of taxable income. In addition, all outstanding Class A units, Class A1 units and Class B units in NBP LLC (all of which are held by the founding members) will be converted into a new class of units in connection with this offering so that only one class of units in NBP LLC (i.e., the new units) will remain outstanding after the Reorganization. For a more complete description of the use of proceeds from this offering, please see "Use of Proceeds."

              In connection with the closing of this offering, National Beef and the founding members will enter into an exchange agreement under which, subject to certain restrictions, including notice requirements, the founding members will have the right to exchange their new units in NBP LLC for shares of our Class A common stock (on a one-for-one basis subject to customary adjustments for subdivisions or combinations by split, reverse split, distribution, reclassification, recapitalization or otherwise), cash or a combination of both, the form of consideration to be at the discretion of the audit committee (or another committee of independent directors) of our board of directors. There is no maximum number of new units that may be exchanged by a founding member, but any exchange must be for a minimum number of new units equal to the lesser of 100 new units or all of the new units held by a founding member. See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Exchange Agreement."

              As a result of the transactions described above, including the application of the net proceeds from this offering as described herein, which we collectively refer to as the "Reorganization," immediately following this offering and the Reorganization:

  •
  National Beef will be a member and the sole manager of NBP LLC and, through NBP LLC and its subsidiaries and affiliates, will operate our business, subject to certain limited member approval rights;

  •
  the founding members will hold                 shares of our Class B common stock and                new units (and such number of shares of Class B common stock and new units will not be affected if the underwriters exercise in full their overallotment option to purchase additional shares), and National Beef will hold                new units (or                new units if the underwriters exercise in full their overallotment option to purchase additional shares);

  •
  through their holdings of our Class B common stock, the founding members will have         % of the voting power in National Beef (or         % of the voting power if the underwriters exercise in full their overallotment option to purchase additional shares);

  •
  the investors in this offering will collectively own all of our shares of Class A common stock immediately following this offering and will collectively have         % of the voting power in National Beef (or         % of the voting power if the underwriters exercise in full their overallotment option to purchase additional shares);

  •
  National Beef will hold         % of the new units in NBP LLC (or         % of the new units if the underwriters exercise in full their overallotment option to purchase additional shares); and

  •
  the new units held by the founding members will be exchangeable, on a quarterly basis, for shares of our Class A common stock (on a one-for-one basis subject to customary adjustments for subdivisions or combinations by split, reverse split, distribution, reclassification, recapitalization or otherwise), cash or a combination of both, the form of consideration to be at the discretion of the audit committee (or another committee of independent directors) of our board of directors. See "Certain Relationships and Related Party Transactions—Transaction with Founding Members in connection with this Offering—Exchange Agreement." In connection with an exchange, a number of shares of our Class B common stock equal to the number of new units exchanged will be required to be surrendered. If the founding members cease to own in the aggregate at least 20% of NBP LLC's issued and outstanding new units held by the founding members immediately following the closing of this offering (or immediately following the closing of any final exercise by the underwriters of the overallotment option to purchase additional shares), then each founding member will lose its right to designate directors for election to our board.

Holding Company Structure

              We are a holding company and, immediately after the closing of the Reorganization and the offering, our sole asset will be our approximately         % equity interest in NBP LLC (or         % equity interest if the underwriters exercise in full their overallotment option to purchase additional shares) and our related rights as the sole manager of NBP LLC. Our only business immediately following this offering will be to act as the sole manager of NBP LLC, and, as such, we will operate and, subject to certain limited member approval rights, control all of the business and affairs of NBP LLC and will consolidate NBP LLC's financial results into our consolidated financial statements.

Purposes of Offering and Reorganization

              We view this offering and the Reorganization as an opportunity to substantially increase our permanent equity capital. As a result of these transactions, our capital subject to redemption, which aggregated $228.1 million at February 27, 2010, will be eliminated and the net proceeds from this offering will become part of our stockholders' equity. This offering and the Reorganization will eliminate the preferred equity units at NBP LLC and associated priority distributions, resulting in a single class of equity units at NBP LLC. In addition, this offering will provide the founding members with liquidity for their units in NBP LLC and a mechanism to share in future equity appreciation and will allow the founding members to value their ownership in NBP LLC with more transparency. This offering also enables us to provide equity-based incentive programs to management and other key employees. Should opportunities arise that make the raising of new equity capital advisable for acquisitions, internal growth or other purposes, we believe this offering and the Reorganization will enhance our ability to do so. We have structured the Reorganization with the goal of preserving tax benefits attributable to NBP LLC's pass-through entity structure.

Benefits of Reorganization to Founding Members

              As a result of the Reorganization, the founding members will, among other things:

  •
  receive an aggregate of approximately $     million in cash proceeds for their outstanding new units in NBP LLC;

  •
  remain entitled to quarterly cash distributions from NBP LLC to cover income taxes, at a minimum;

  •
  be entitled to receive payments of approximately $     million, payable over the next fifteen years, from us pursuant to the tax receivable agreement, as a result of the contemplated use of proceeds from this offering and assuming that the Company is able to timely benefit from certain anticipated tax benefits (for more information, see "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Tax Receivable Agreement");

  •
  have the right to designate all of the nominees to our seven-member board of directors under the stockholders agreement and thereby influence corporate decisions made by National Beef (with such founding members agreeing to vote all shares owned by them in favor of such designees);

  •
  have the right, on a quarterly basis, to exchange their new units in NBP LLC for shares of our Class A common stock, cash or a combination of both, the form of consideration to be at the discretion of the audit committee (or another committee of independent directors) of our board of directors, with a minimum number of new units that may be exchanged equal to the lesser of 100 new units or all of the new units held by a founding member and with no maximum number of new units that may be exchanged; and

  •
  have registration rights with respect to shares of our Class A common stock that they receive upon exchange of their new units in NBP LLC.

 USE OF PROCEEDS

              Based upon an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering of approximately $                 , after deducting estimated underwriting discounts and estimated offering expenses of $                 . If the underwriters exercise in full their overallotment option to purchase an additional                 shares, we estimate that we will receive net proceeds from this offering of $                 . See "Underwriting." We expect to use all of the net proceeds from this offering to acquire from the founding members new units in NBP LLC that had previously been outstanding units in NBP LLC at a price per unit equal to the initial public offering price per share, less underwriting discounts and offering expenses.

              If the underwriters exercise their option to purchase up to an additional                 shares of our common stock to cover overallotments of shares, we will use the net proceeds from the exercise of the overallotment option to purchase an equivalent number of newly issued new units in NBP LLC from NBP LLC at a price per unit equal to the initial public offering price per share, less underwriting discounts and offering expenses.

              If we purchase newly issued new units in NBP LLC from NBP LLC, NBP LLC expects to use the net proceeds it receives from us for the purchase of these newly issued new units to reduce the outstanding borrowings on the revolving line of credit under the Credit Facility, to the extent of any such borrowings, with any remaining net proceeds being used for general corporate purposes. Pending such use, the proceeds may be invested in high quality, short-term investments. As of February 27, 2010, the Credit Facility consisted of an outstanding $228.8 million term loan, a $225.0 million revolving line of credit loan, which had outstanding borrowings of $50.3 million, outstanding letters of credit of $25.2 million and available borrowings of $137.9 million, based on the most restrictive financial covenant calculations. The term loan and the revolving line of credit mature on July 25, 2012. Borrowings under the term loan and the revolving line of credit bear interest at LIBOR or the Base Rate, plus the applicable margin. The applicable margin for each of the revolving line of credit and the term loan is based on borrowing base availability. As of February 27, 2010, the interest rate for the revolving loan was approximately 4.45% and the interest rate for the term loan was approximately 3.48%.

 DIVIDEND POLICY

              We intend to pay an initial annual dividend of $         per share of Class A common stock commencing in the first quarter of fiscal year 2011. Upon the closing of the Reorganization, we will be a member and the sole manager of NBP LLC. We will be a holding company, will have no direct operations and will be able to pay dividends only from our available cash on hand and funds received from NBP LLC. We expect that most of our operating expenses will be paid by NBP LLC pursuant to the terms of a management services agreement between us and NBP LLC.

              For federal income and certain other tax purposes, we and other members of NBP LLC will be required to include in our taxable income an allocable share of NBP LLC's taxable income, and to pay tax on such income, regardless of whether there is a corresponding distribution of cash to the members. In accordance with the amended and restated limited liability company agreement pursuant to which NBP LLC will be governed, we expect to cause NBP LLC to make quarterly tax distributions to us and its other members in an aggregate amount equal to 48% (which percentage is expected to increase to approximately 52.3% in calendar 2011) of NBP LLC's estimated taxable net income to facilitate payment by each member of taxes on its share of taxable income of NBP LLC. See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—NBP LLC Limited Liability Company Agreement." We expect to use most of the distributions received by us to pay taxes and make payments under the tax receivable agreement.

              NBP LLC's ability to make any distributions to us will also depend upon other factors, including its operating results and cash flow from operations and the restrictions contained in its debt agreements. The Credit Facility contains certain restrictions on NBP LLC's ability to make distributions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Amended and Restated Senior Credit Facility."

              The declaration and payment of future dividends by us, and distributions by NBP LLC to its members in excess of the quarterly tax distributions described above, will be at the discretion of our board of directors and will depend on, among other things, our operating results and cash flow from operations, our strategic plans, restrictions contained in our debt agreements and such other factors as our board of directors considers to be relevant.

              Any cash distributed to us by NBP LLC will not be available to NBP LLC for other corporate purposes, such as acquisitions, investments, capital expenditures or repayment of indebtedness.

CAPITALIZATION

              The table below sets forth as of February 27, 2010:

  (i)
  the cash and cash equivalents and capitalization of NBP LLC; and

  (ii)
  our pro forma cash and cash equivalents and capitalization on a consolidated basis with NBP LLC, as adjusted to reflect (a) the Reorganization, (b) our issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover page of this prospectus), the receipt of the estimated proceeds from this offering net of estimated underwriting discounts and the purchase of new units from the founding members, (c) the payment of fees and expenses in connection with this offering and (d) the replacement of members' capital with stockholders' equity.

              The table should be read in conjunction with the information found in "Selected Consolidated Financial and Other Data", "Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

(In thousands)	NBP LLC Actual	National Beef Pro Forma(a)
Cash and cash equivalents	$11,059		$11,059

Long-term debt, including current installments:
Revolving credit facility	$50,268		$50,268
Term loan facility	228,801		228,801
Industrial development revenue bonds	12,245		12,245
Capital lease obligations & other	8,412		8,412

Total long-term debt, including current installments	299,726		299,726

Capital subject to redemption	228,056		—
Members' capital attributable to NBP LLC	85,381		—
Stockholders' equity
Common stock	—
Additional paid-in capital	—
Accumulated other comprehensive income attributable to NBP LLC	17
Non-controlling interest in Kansas City Steak Company, LLC	2,668		2,668
Non-controlling interest in NBP LLC	—

Total members' capital/stockholders' equity	316,122

Total capitalization	$615,848	$

(a)
A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) each of additional paid-in capital, non-controlling interest in NBP LLC, total members' capital/stockholders' equity and total capitalization by $         million, $         million, $         million, and $         million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses.

 DILUTION

              If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the net tangible book value per share attributable to the existing stockholders for the presently outstanding stock.

              As of February 27, 2010, our net tangible book value was approximately $211.2 million, or approximately $      per share of Class A common stock. Net tangible book value per share represents total tangible assets (total assets less goodwill and other intangibles) less total consolidated liabilities, divided by the aggregate number of shares of Class A common stock outstanding assuming the exchange of all new units in NBP LLC for an aggregate of         shares of Class A common stock on a one-for-one basis.

              After giving effect to our issuance of shares of Class A common stock in this offering and the Reorganization, and assuming an initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and estimated offering expenses and assuming full exchange of                 new units held by the founding members for shares of our Class A common stock on a one-for-one basis, our pro forma net tangible book value as of February 27, 2010 would have been approximately $                or approximately $        per share of Class A common stock. This represents an immediate dilution to new investors in our Class A common stock of approximately $        per share.

              The following table illustrates this per share dilution (assuming that the underwriters do not exercise their overallotment option in whole or in part):

Assumed initial public offering price per share		$
Net tangible book value per share as of February 27, 2010	$
Increase in pro forma net tangible book value per share attributable to this offering and the Reorganization

Pro forma net tangible book value per share after the closing of this offering and the Reorganization

Pro forma dilution per share to new investors		$

              If the underwriters' overallotment option is exercised in full, the pro forma net tangible book value per share of Class A common stock after giving effect to this offering and the Reorganization would be approximately $        per share and the dilution in pro forma net tangible book value per share of common stock to new investors would be approximately $        per share.

              The foregoing discussion and tables assume no vesting of restricted stock units that will be outstanding immediately following this offering. As of the closing of this offering, we will have                restricted stock units outstanding. To the extent these restricted stock units are vested, there may be further dilution to new investors.

              The following table summarizes, on a pro forma basis as of February 27, 2010, the difference between the total cash consideration paid by our founding members for Class A common stock, assuming the exchange of all new units in NBP LLC held by our founding members for shares of our

Class A common stock in the manner described above, and the purchasers of Class A common stock in the public offering, before deducting estimated underwriting discounts and estimated offering expenses.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(millions)
Founding members			%	$		%	$
Purchasers of Class A common stock

Total			%	$		%	$

              If the underwriters' option to purchase additional shares is exercised in full and assuming full exchange of new units held by the founding members for shares of our Class A common stock, the following will occur:

  •
  The percentage of shares of Class A common stock held by the founding members will decrease to approximately         % of the total number of shares of Class A common stock outstanding, and

  •
  The number of shares of Class A common stock held by purchasers of common stock will increase to                          shares, or approximately        % of the total number of shares of Class A common stock outstanding after this offering.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

              The unaudited consolidated pro forma statements of operations for the 26 weeks ended February 27, 2010 and the 52 weeks ended August 29, 2009 present our consolidated results of operations giving pro forma effect to the Reorganization and this offering and the contemplated use of proceeds of this offering as if they had occurred at the beginning of fiscal 2009. The unaudited consolidated balance sheet as of February 27, 2010 presents our consolidated pro forma balance sheet giving pro forma effect to the Reorganization and this offering and the contemplated use of proceeds of this offering as if they had occurred as of the balance sheet date. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Reorganization and this offering on the historical financial information of NBP LLC.

              The unaudited consolidated pro forma statements of operations and balance sheet information should be read in conjunction with information found in "Our Structure," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

              The unaudited consolidated pro forma financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of National Beef that would have occurred had we operated as a public company during the periods presented. The unaudited consolidated pro forma financial information should not be relied upon as being indicative of our results of operations or financial condition had the Reorganization and the use of the estimated net proceeds from this offering occurred on the dates assumed. The unaudited consolidated pro forma financial information also does not project the results of operations or financial position for any future period or date.

 Unaudited Consolidated Pro Forma Balance Sheet

As of February 27, 2010 (in thousands, except per share data)	NBP LLC Actual	Adjustments for Reorganization and Offering			National Beef Pro Forma
Assets
Current assets
Cash and cash equivalents	$11,059		—			$11,059
Accounts receivable, less allowance for returns and doubtful accounts	171,678		—			171,678
Due from affiliates	3,975		—			3,975
Other receivables	7,364		—			7,364
Inventories	188,552		—			188,552
Other current assets	18,054		—			18,054

Total current assets	400,682		—			400,682

Property, plant and equipment, at cost	496,858		—			496,858
Less accumulated depreciation	197,011		—			197,011

Net property plant and equipment	299,847		—			299,847
Goodwill	81,242		—			81,242
Other intangibles, net of accumulated amortization	23,688		—			23,688
Other assets	5,154		—			5,154
Deferred tax asset	—			(1)

Total assets	$810,613	$			$

Liabilities and Members Capital
Current liabilities
Current installments of long-term debt	$9,413		—			$9,413
Cattle purchases payable	52,068		—			52,068
Accounts payable—trade	61,393		—			61,393
Due to affiliates	1,048		—			1,048
Accrued compensation and benefits	40,883		—			40,883
Accrued insurance	16,123		—			16,123
Other accrued expenses and liabilities	9,460		—			9,460
Distributions payable	11,567		—			11,567
Current portion due to founding members	—			(1)

Total current liabilities	201,955

Long-term debt, excluding current installments	290,313		—			290,313
Due to founding members	—			(1)
Other liabilities	2,223		—			2,223

Total liabilities	494,491

Capital subject to redemption	228,056		(228,056	)(2)		—
Members' capital attributable to NBP LLC	85,381		(85,381	)(2)		—
Stockholders' equity
Class A common stock, par value $0.01 per share; shares authorized and shares issued and outstanding, in each case on a pro forma basis	—			(2)
Additional paid-in capital	—			(1)(2)(3)
Accumulated other comprehensive income attributable to NBP LLC	17			(2)
Non-controlling interest in Kansas City Steak Company, LLC	2,668		—			2,668
Non-controlling interest in NBP LLC	—			(3)

Total members' capital/Stockholders' equity	316,122

Total liabilities and members' capital/Stockholders' equity	$810,613	$			$

(1)
Reflects adjustments to give effect to the tax receivable agreement (as described in "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Tax Receivable Agreement"), as a result of the Reorganization (as described in "Our Structure") based on the following assumptions:

  •
  we will record an increase in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests as a result of the Section 754 election, based on an estimated effective income tax rate for National Beef of 39.2% (which includes a provision for U.S. federal, state, local and/or foreign income taxes);

    •
    we will record 85% of the estimated realizable tax benefit of the estimated increase in tax basis as a result of the Section 754 election as an increase to the Liability due to the founding members under the tax receivable agreement; the remaining 15% of the estimated realizable tax benefit as a result of this increase in basis will be recorded as an increase to total stockholders' equity; we will record an increase in deferred tax assets for this Liability;

    •
    we will record deferred taxes for National Beef's portion of the estimated historic cumulative temporary differences related to the purchased interests acquired from the founding members; and

    •
    there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(2)
Represents the adjustments to reflect the Reorganization and the net proceeds of this offering and their use.

The Reorganization and this offering will result in stockholders' equity of $       million from the issuance of shares of National Beef Class A common stock at an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus).

For purposes of the pro forma presentation, it is assumed that National Beef will use the proceeds it receives from this offering (after deducting underwriting discounts of approximately $       million and assuming an initial public offering price equal to the midpoint of the range set forth on the cover page of this prospectus) as follows:

  •
  approximately $       million will be used to purchase units in NBP LLC from the founding members; and

  •
  approximately $       million will be used to pay fees and expenses in connection with this offering.

              The above noted transactions result in the following:

    •
    the pro forma adjustment to Class A common stock to reflect the $0.01 par value of the shares issued in this offering;

    •
    the pro forma adjustment of $       million to Additional paid-in capital to reflect the $       million Members' capital of NPB LLC and $       million of Capital subject to redemption of NBP LLC at August 29, 2009 increased by the estimated $       million of net proceeds from this offering (after deducting underwriting discounts and assuming an initial public offering price equal to the midpoint of the range set forth on the cover page of this prospectus) and decreased by the estimated $       million of direct costs associated with this offering and the estimated      % non-controlling interest of the founding members in the above items;

    •
    the pro forma adjustment to Accumulated other comprehensive loss represents the reclassification to Non-controlling interest in NBP LLC of the founding members'      % interest in the Accumulated other comprehensive loss of NBP LLC as of August 29, 2009.

(3)
Following the Reorganization and this offering, we will record a significant Non-controlling interest in NBP LLC relating to the retained ownership interest of the founding members. As described in "Our Structure", National Beef will be a member and the sole manager of NBP LLC. Accordingly, although National Beef will have a minority economic interest in NBP LLC, it will have the sole voting interest in, and control the management of, NBP LLC. As a result, National Beef will consolidate NBP LLC and record a Non-controlling interest in NBP LLC for the economic interest in NBP LLC held by founding members.

Unaudited Consolidated Pro Forma Statement of Operations

26 weeks ended February 27, 2010 (in thousands, except per share data)	NBP LLC Actual	Adjustments for Reorganization and Offering		National Beef Pro Forma
Net sales	$2,683,536	$—			$2,683,536
Costs and expenses
Cost of sales	2,533,171	—			2,533,171
Selling, general, and administrative	23,293		(1)
Depreciation and amortization	24,284	—			24,284

Total costs and expenses	2,580,748

Operating income	102,788	(	)
Other income (expense):
Interest income	34	—			34
Interest expense	(8,051)	—			(8,051)
Other, net	(3,776)	—			(3,776)

Income before income tax expense	90,995
Income tax expense	(352)	( )	(2)		( )

Net income	90,643	(	)
Less:
Net income attributable to non-controlling interest in income of Kansas City Steak Company, LLC	(791)	—			(791)
Net income attributable to non-controlling interest in income of NBP LLC	—	( )	(3)		( )

Net income attributable to controlling interest in income of consolidated entity	$89,852	$(	)	$

Weighted average shares of Class A common stock outstanding
Basic	N/A	(4)(5)		$
Diluted	N/A	(4)(5)		$
Net Income Per Class A Share
Basic	N/A	(4)(5)		$
Diluted	N/A	(4)(5)		$

(1)
Represents the estimated additional Selling, general and administrative expenses related to National Beef's ongoing public company status, to include additional personnel, increased professional fees, increased insurance expenses and outside director compensation. We currently expect these costs to range between $     million and $     million annually but actual costs may be materially different.

(2)
National Beef will be subject to applicable federal and certain state, local and foreign income taxes with respect to its share of allocable income of NBP LLC, which will result in higher income taxes and an increase in income taxes paid. As a result, this reflects an adjustment to corporate income taxes to reflect an effective tax rate of 39.2%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

(3)
Following the Reorganization and offering, we will record a significant Non-controlling interest in income of NBP LLC relating to the retained ownership interest of the founding members of NBP LLC. As described in "Our Structure," National Beef will be the sole manager of

  NBP LLC. Accordingly, National Beef will have a minority economic interest, the sole voting interest, and control the management of NBP LLC. As a result, National Beef will consolidate NBP LLC and record a Non-controlling interest in income of NBP LLC for the economic interest in NBP LLC. The $       million pro forma Non-controlling interest in income of NBP LLC for the 26 weeks ended February 27, 2010 is calculated by multiplying the founding members' estimated      % interest in NBP LLC by the $       million pro forma income before income tax expense for the 26 weeks ended February 27, 2010.

(4)
This offering is anticipated to result in the issuance of                   shares of Class A common stock.

(5)
Beginning 180 days from the completion of this offering, the founding members will be entitled to exchange their new units in NBP LLC, for, at our option, shares of National Beef Class A common stock (on a one-for-one basis as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash. Each exchange by the founding members of their interest in NBP LLC will result in a prospective decrease to Non-controlling interest in income of NBP LLC and a corresponding increase to net income. NBP LLC has made a tax election pursuant to Section 754 of the Internal Revenue Code, entitling National Beef to a tax basis adjustment in the assets of NBP LLC that is attributable to the units acquired by National Beef in the exchange. These increases in tax basis may increase depreciation and amortization deductions for tax purposes and, therefore, reduce the amount of tax that National Beef would otherwise be required to pay in the future.

The table below summarizes, for the 26 weeks ended February 27, 2010, the accounts that would be impacted by hypothetical exchanges by the founding members of 20%, 40% and 80% of their remaining interest in NBP LLC after the Reorganization and this offering and what the resulting account balances and earnings per share would be. In all scenarios, it has been assumed that National Beef will fund the payment to the founding members with shares of National Beef Class A common stock. If the payments were made in cash, the results noted below would differ.

	20% Exchange		40% Exchange		80% Exchange
Income tax expense	$(	)	$(	)	$(	)
Non-controlling interest in income of NBP LLC	(	)	(	)	(	)
Net income
Weighted average shares of Class A common stock outstanding:
Basic
Diluted
Net income per Class A share:
Basic	$		$		$
Diluted	$		$		$

Unaudited Consolidated Pro Forma Statement of Operations

52 weeks ended August 29, 2009 (in thousands, except per share data)	NBP LLC Actual	Adjustments for Reorganization and Offering		National Beef Pro Forma
Net sales	$5,449,278	$—			$5,449,278
Costs and expenses
Cost of sales	5,187,119	—			5,187,119
Selling, general, and administrative	43,074		(1)
Depreciation and amortization	44,368	—			44,368

Total costs and expenses	5,274,561

Operating income	174,717
Other income (expense):
Interest income	173	—			173
Interest expense	(23,344)	—			(23,344)
Other, net	(6,468)	—			(6,468)

Income before income tax expense	145,078
Income tax expense	(923)	( )	(2)		( )

Net income	144,155	(	)
Less:
Net income attributable to non-controlling interest in income of Kansas City Steak Company, LLC	(1,292)	—			(1,292)
Net income attributable to non-controlling interest in income of NBP LLC	—	( )	(3)		( )

Net income attributable to controlling interest in income of consolidated entity	$142,863	$(	)	$

Weighted average shares of Class A common stock outstanding
Basic	N/A	(4)(5)		$
Diluted	N/A	(4)(5)		$
Net Income Per Class A Share
Basic	N/A	(4)(5)		$
Diluted	N/A	(4)(5)		$

(1)
Represents the estimated additional Selling, general and administrative expenses related to National Beef's ongoing public company status, to include additional personnel, increased professional fees, increased insurance expenses and outside director compensation. We currently expect these costs to range between $     million and $     million annually but actual costs may be materially different.

(2)
National Beef will be subject to applicable federal and certain state, local and foreign income taxes with respect to its share of allocable income of NBP LLC, which will result in higher income taxes and an increase in income taxes paid. As a result, this reflects an adjustment to corporate income taxes to reflect an effective tax rate of 39.2%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

(3)
Following the Reorganization and offering, we will record a significant Non-controlling interest in income of NBP LLC relating to the retained ownership interest of the founding members of NBP LLC. As described in "Our Structure," National Beef will be the sole manager of

  NBP LLC. Accordingly, National Beef will have a minority economic interest, the sole voting interest, and control the management of NBP LLC. As a result, National Beef will consolidate NBP LLC and record a Non-controlling interest in income of NBP LLC for the economic interest in NBP LLC. The $       million pro forma Non-controlling interest in income of NBP LLC for the 52 weeks ended August 29, 2009 is calculated by multiplying the founding members' estimated      % interest in NBP LLC by the $       million pro forma income before income tax expense for the 52 weeks ended August 29, 2009.

(4)
This offering is anticipated to result in the issuance of                   shares of Class A common stock.

(5)
Beginning 180 days from the completion of this offering, the founding members will be entitled to exchange their new units in NBP LLC, for, at our option, shares of National Beef Class A common stock (on a one-for-one basis as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash. Each exchange by the founding members of their interest in NBP LLC will result in a prospective decrease to Non-controlling interest in income of NBP LLC and a corresponding increase to net income. NBP LLC has made a tax election pursuant to Section 754 of the Internal Revenue Code, entitling National Beef to a tax basis adjustment in the assets of NBP LLC that is attributable to the units acquired by National Beef in the exchange. These increases in tax basis may increase depreciation and amortization deductions for tax purposes and, therefore, reduce the amount of tax that National Beef would otherwise be required to pay in the future.

The table below summarizes, for the 52 weeks ended August 29, 2009, the accounts that would be impacted by hypothetical exchanges by the founding members of 20%, 40% and 80% of their remaining interest in NBP LLC after the Reorganization and this offering and what the resulting account balances and earnings per share would be. In all scenarios, it has been assumed that National Beef will fund the payment to the founding members with shares of National Beef Class A common stock. If the payments were made in cash, the results noted below would differ.

	20% Exchange		40% Exchange		80% Exchange
Income tax expense	$(	)	$(	)	$(	)
Non-controlling interest in income of NBP LLC	(	)	(	)	(	)
Net income
Weighted average shares of Class A common stock outstanding:
Basic
Diluted
Net income per Class A share:
Basic	$		$		$
Diluted	$		$		$

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

              National Beef has had no operations to date and, therefore, the information below is presented only for NBP LLC, National Beef's predecessor company for reporting purposes which, upon completion of this offering, will be a consolidated subsidiary of National Beef.

              The following table sets forth selected consolidated financial and other data of NBP LLC for, and as of the end of, each of the fiscal years in the five-year period ended August 29, 2009 and each of the 26-week periods ended February 27, 2010 and February 28, 2009. The selected consolidated financial information for the three fiscal years ended August 29, 2009 (statements of operations data) and as of the fiscal years ended August 29, 2009 and August 30, 2008 (balance sheet data) has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial information for the two fiscal years ended August 26, 2006 (statements of operations data) and as of the fiscal years ended August 25, 2007, August 26, 2006 and August 27, 2005 (balance sheet data) has been derived from our audited financial statements for those years which are not included in this prospectus, as adjusted for the presentation requirements of SFAS 160 which was adopted by NBP LLC as of August 30, 2009 with retrospective application to the historical periods presented. The selected consolidated financial information presented below as of February 27, 2010, and for the 26 weeks ended February 28, 2009 and the 26 weeks ended February 27, 2010, has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial information presented below as of February 28, 2009 has been derived from our unaudited consolidated financial statements which are not included in this prospectus, as adjusted for the presentation requirements of SFAS 160. Our fiscal year ends on the last Saturday in August.

              The following table (amounts in millions) should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. Our unaudited financial statements as of February 27, 2010 and February 28, 2009 and for the 26 weeks ended February 27, 2010 and the 26 weeks ended February 28, 2009 include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial positions and results of operations for these periods. Our historical results are not necessarily indicative of results to be expected for any future period.

(amounts in millions)	26 weeks ended February 27, 2010	26 weeks ended February 28, 2009	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007	52 weeks ended August 26, 2006	52 weeks ended August 27, 2005
Statements of Operations Data
Net sales	$2,683.5	$2,727.2	$5,449.3	$5,847.3	$5,578.5	$4,636.0	$4,338.9
Costs and expenses
Cost of sales	2,533.1	2,640.4	5,187.1	5,612.4	5,443.9	4,503.8	4,229.9
Selling, general and administrative	23.3	21.2	43.1	43.7	42.5	34.0	30.5
Depreciation and amortization	24.3	21.2	44.4	36.4	32.4	28.7	24.4

Operating income	102.8	44.4	174.7	154.8	59.7	69.5	54.1
Other income (expense)
Interest income	—	0.1	0.2	0.5	0.6	0.4	0.4
Interest expense	(8.1)	(12.4)	(23.3)	(34.0)	(39.4)	(32.0)	(28.6)
Other, net	(3.7)	(3.8)	(6.5)	5.7	1.3	3.2	(3.0)

Total other expense, net	(11.8)	(16.1)	(29.6)	(27.8)	(37.5)	(28.4)	(31.2)
Income tax expense	(0.4)	(0.6)	(0.9)	(1.8)	(1.9)	(1.5)	(1.9)

Net income	90.6	27.7	144.2	125.2	20.3	39.6	21.0
Less net income attributable to non-controlling interest in income of Kansas City Steak Company, LLC	(0.8)	(0.7)	(1.3)	(0.7)	(0.3)	(0.2)	(0.2)

Net income attributable to controlling interest in income of consolidated entity	$89.8	$27.0	$142.9	$124.5	$20.0	$39.4	$20.8

(amounts in millions)	26 weeks ended February 27, 2010	26 weeks ended February 28, 2009	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007	52 weeks ended August 26, 2006	52 weeks ended August 27, 2005
Balance Sheet Data (end of period)
Working capital(1)	$198.7	$203.9	$145.0	$209.6	$249.3	$196.7	$157.4
Total assets	810.6	797.4	809.1	875.9	815.5	757.9	634.7
Long-term debt, including current maturities	299.7	349.4	298.8	377.8	438.8	378.7	308.8
Capital subject to redemption	228.1	255.6	183.4	186.5	76.9	72.2	64.2
Members capital attributable to NBP LLC	85.4	14.3	85.3	59.8	124.5	126.5	111.8
Other Data
Beef sold (pounds in billions)	2.0	1.9	3.9	4.0	4.1	3.6	3.4
Capital expenditures	$18.0	$18.0	$40.8	$59.9	$41.7	$34.5	$18.2
Member distributions	$68.7	$45.2	$78.3	$43.1	$22.1	$17.7	$18.2

(1)
Working capital represents the excess of current assets over current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              National Beef has had no operations to date and, therefore, the information below is presented only for NBP LLC, National Beef's predecessor company for reporting purposes which, upon completion of this offering, will be a consolidated subsidiary of National Beef.

              The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under "Risk Factors," "Forward-Looking Statements and Market Data" and elsewhere in this prospectus.

              Except as otherwise set forth herein, references to "we" and "our" in this section refer to NBP LLC, because our historical financial data discussed below reflects the historical results of operations and financial position of NBP LLC and do not give effect to the Reorganization or the closing of this offering. See "Our Structure" and "Unaudited Pro Forma Financial Information."

Overview

              We are one of the largest beef processing companies in the United States, accounting for approximately 14% of the federally inspected steer and heifer slaughter during our fiscal year ended August 29, 2009 as reported by the USDA. We process, package and deliver fresh and frozen beef and beef by-products for sale to customers in the United States and international markets. Our products include boxed beef, ground beef, hides, tallow and other beef and beef by-products. In addition, we sell value-added beef and beef by-products, including branded boxed beef, case-ready beef, portion control beef and further processed hides. We market our products to retailers, food service providers, distributors, further processors and the United States military. We believe our relationship with USPB is a competitive advantage within the industry and provides us with a consistent and dependable supply of high-quality cattle, including for processing in value-added and other programs.

              In July 1992, John R. Miller, Timothy M. Klein and Scott H. Smith, or the Management Team, in partnership with Farmland Industries, Inc., or Farmland, purchased the assets of Hyplains Dressed Beef, Inc. of Dodge City, Kansas. Upon completion of the purchase, the Management Team formed Hyplains Beef, LLC and commenced a $20.0 million expansion project to add boxed beef processing operations to the Dodge City facility. In December 1992, the management team assumed responsibility for the day-to-day operations of National Beef Packing Company, L.P. and, with Farmland, purchased its assets in April 1993. In 1995, Hyplains Beef, LLC and National Beef Packing Company, L.P. were merged into Farmland National Beef Packing Company, L.P., or FNBPC. In 1997, U.S. Premium Beef purchased the interest in FNBPC then owned by the Management Team and became partners with Farmland.

              In December 1997, FNBPC acquired what became a 75% interest in Kansas City Steak Company, LLC, a portion control steak cutting operation, or Kansas City Steak. In March 2003, FNBPC acquired National Carriers, Inc., a refrigerated and livestock transportation company, from Farmland. Effective August 6, 2003, U.S. Premium Beef acquired a controlling interest in FNBPC and formed NBP LLC.

              Effective May 30, 2006, NBP LLC completed the acquisition of substantially all of the assets of Brawley Beef, LLC, or Brawley Beef, consisting of a state-of-the-art beef processing facility in Brawley, California pursuant to the Contribution Agreement with Brawley Beef and National Beef California, LP, or NBC. NBC is a limited partnership formed with National Carriers, a wholly-owned subsidiary of NBP LLC, acting as its general partner. Brawley Beef was an alliance of cattle producers in Arizona and California who owned the beef processing facility and supplied it with cattle. The facility commenced operations in December 2001.

              National Beef Leathers, LLC, a wholly-owned subsidiary of NBP LLC, purchased certain assets of a wet blue tannery located in St. Joseph, Missouri from Prime Tanning in March 2009.

Financial Statement Accounts

              Net Sales.    Our net sales are generated from sales of boxed beef, case-ready beef, chilled and frozen export beef, portion control beef and beef by-products. Our net sales are affected by the volume of animals processed and the value that we extract from each animal. The value that we extract from cattle processed, referred to as the cut-out value, is affected by beef prices and product mix, as premium products and further processed products generate higher prices and operating margins. Our value-added products contribute significantly more, in terms of profits, than our traditional boxed beef products and are an important component of our profitability. Wholesale beef prices fluctuate seasonally because of higher demand during the summer months. Wholesale beef prices also fluctuate because of changes in supply and demand for competing proteins and other foods, as well as changes in cattle supply, which have typically followed a ten to twelve year cycle, consisting of about six to seven years of expansion followed by one to two years of consolidation and three to four years of contraction. While we expect the supply of cattle to expand at some point in the next few years, we do not expect any growth in the near term. In addition, beef and by-product sales are affected by the general economic environment and other factors.

              Cost of Sales.    Our cost of sales is comprised of the cost of livestock and plant costs such as labor, packaging and utilities, and other facility expenses. Total livestock costs are a function of the volume of animals processed and the price paid for each animal. Cattle prices vary over time and are affected by production cycles, weather, feed prices and other factors that affect the supply of and demand for livestock. Cut-out value is a measure of the sales value of a beef carcass expressed on a per hundred weight basis. Historically, changes in cut-out values and corresponding livestock costs have been positively correlated.

              Selling, General and Administrative Expenses.    Selling expenses consist primarily of salaries, trade promotions, advertising, commissions and other marketing costs. General and administrative costs consist primarily of general management, insurance and professional expenses.

Overall Industry Outlook

              Beef demand and prices have increased since the beginning of calendar 2010 due, in part, to a domestic economy slowly working its way out of recession and stronger exports due to improved global economic conditions. Beef prices have also found support from smaller than expected domestic beef supplies due to weather-related carcass weight declines, fewer cattle on feed, and greater beef export volume coupled with smaller beef import volume. With rising pork and chicken prices, beef demand has been helped by more favorable wholesale price relationships between beef and these competing proteins. We believe that global beef and beef by-product demand will continue to improve on gradual economic gains and smaller per capita global protein and by-product production. For the remainder of 2010 and beyond, we expect that the industry will continue to be impacted by a cattle herd which continues to reduce the number of cows in production.

Beef Export Markets

              Export markets for U.S. beef products remain constrained since the discovery of a single case of BSE in the State of Washington in December 2003, as well as other isolated cases. In July 2006, Japan agreed to reopen its market to U.S. beef from cattle aged 20 months and younger. In April 2008, our Brawley facility was suspended from shipping beef to Japan following the discovery of a short loin which included a portion of a spinal column, a specified risk material, prohibited by Japan. Our

Brawley facility was subsequently cleared to resume shipments to Japan on September 19, 2008. South Korea announced a provisional opening of its border to U.S. beef from animals 30 months and younger in September 2006 but subsequently closed its border again in October 2007. South Korea reopened its border and started inspecting U.S. beef near the end of June 2008. Our Dodge City facility was removed for two days from the eligible supplier list to Mexico beginning on December 23, 2008 for an alleged issue that arose in September of 2008 on a basis which we believe to be untrue and unfounded. These constraints and uncertainties have historically had a negative impact on beef margins during the periods in which they occurred.

              We cannot presently assess the full economic impact of the consequences of BSE on the U.S. beef packing industry or on our operations. Existing or new import restrictions or additional regulatory restrictions or disruptions in domestic and foreign consumer demand for beef may continue to have a material adverse effect on our revenues and net income.

Critical Accounting Policies and Estimates

              The following discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, our management evaluates and revises its estimates based on historical experience and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from those estimates. Changes in our estimates could materially affect our results of operations and financial condition for any particular period. Our fiscal year ends on the last Saturday in August. We believe that our most critical accounting policies are as follows:

              Allowance for Returns and Doubtful Accounts.    The allowance for returns and doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance, and anticipated customer performance. Specific accounts are also reviewed for collectability. While management believes these processes effectively address our exposure to doubtful accounts, changes in the economy, industry or specific customer conditions may require adjustment to the recorded allowance for doubtful accounts. Management uses significant judgment in estimating amounts expected to be returned. Management considers factors such as historical performance and customer conditions in estimating return amounts.

              Inventory Valuation.    Inventories consist primarily of meat products and supplies. Product inventories are considered commodities and are based on quoted commodity prices, which approximate net realizable value. Supply and other inventories are valued on the basis of first-in, first-out, specific or average cost methods. Product inventories are relieved from inventory utilizing the first-in, first-out method. Management periodically reviews inventory balances and purchase commitments to estimate if inventories will be sold at amounts (net of estimated selling costs) less than their carrying amounts. If actual results differ from management estimates with respect to the selling of inventories at amounts less than their carrying amounts, we would adjust our inventory balances accordingly.

              Goodwill and Other Intangible Assets.    We recognize excess cost over the fair value of the net tangible and identifiable intangible assets acquired in a reporting unit, and record this excess as goodwill. We calculate the fair value of the applicable reporting unit using estimates of future cash flows. All of our goodwill has been allocated to the Core Beef segment. In accordance with SFAS 142, Goodwill and Other Intangible Assets, we assess goodwill and other indefinite life intangible assets annually for impairment. If there is impairment, the carrying amount of goodwill and other intangible assets is written down to the implied fair value. For goodwill, this test involves comparing the fair value of each reporting unit to the unit's book value to determine if any impairment exists. Goodwill and other indefinite life intangible assets were tested for impairment, and, as of August 29, 2009, management determined there was no impairment.

              Workers' Compensation Accrual.    We incur certain expenses associated with workers' compensation. In order to measure the expense associated with these costs, management must make a variety of estimates including employee accidents incurred but not yet reported to us. The estimates used by management are based on our historical experience as well as current facts and circumstances.

              Automobile Liability Accrual.    We incur certain expenses associated with automobile liability. In order to measure the expense associated with these costs, management must make a variety of estimates to determine the ultimate cost to us related to incurred accidents. The estimates used by management are based on our historical experience as well as current facts and circumstances.

              Valuation of Capital Subject to Redemption.    Historically, NBP LLC has had agreements whereby certain of its members have had the right to require that NBP LLC repurchase their interests. This has resulted in a portion of its equity being classified as capital subject to redemption. In connection with the closing of this offering, NBP LLC's limited liability company agreement is being amended to terminate the remaining redemption provisions so that this capital will be reclassified as ordinary common equity. The historical financial statements reflect the provisions in the limited liability company agreement prior to such amendment providing that at any time after certain dates, the earliest being July 31, 2010, the latest being July 31, 2011, affiliates of our President and Chief Executive Officer, Timothy M. Klein, and/or NBPCo Holdings have the right to require that NBP LLC repurchase their interests, the value of which is to be determined by a specified formula or a mutually agreed process. If NBP LLC is unable to effect the repurchase within a specified time, the requesting member(s) have the right to cause a sale process to commence. On April 13, 2009, NBP LLC entered into two Unit Redemption Agreements (the "Unit Redemption Agreements") pursuant to Section 12.5 of NBP LLC's limited liability company agreement to redeem at agreed upon redemption prices all of the membership interests in NBP LLC that were owned or controlled by NBP LLC's former Chief Executive Officer, John R. Miller, and an affiliate of its former General Counsel, Scott H. Smith, as well as 25% of the membership interests in NBP LLC that were owned by affiliates of Mr. Klein. As a result, Mr. Miller and Mr. Smith and their affiliates received approximately $91.3 million and $22.8 million, respectively, for their units and are no longer members of NBP LLC. Mr. Klein's affiliates received approximately $11.4 million for their redeemed units.

              NBP LLC accounts for changes in the redemption value of these interests by accreting the change in value from the date of change through the earliest redemption date of the respective interests. At February 27, 2010, the value of the capital subject to redemption was determined to be $264.2 million, which was in excess of its carrying value. After giving effect to the accretion of $30.6 million during the 26 weeks ended February 27, 2010, the carrying value of capital subject to redemption at February 27, 2010 was $228.1 million. Offsetting the change in the value of the capital subject to redemption is a corresponding change in members' capital.

              Generally accepted accounting principles require NBP LLC to determine the fair value of the capital subject to redemption at the end of each reporting period. To the extent that this value increases, this change in fair value is accreted over the redemption period as discussed above. At February 27, 2010, management used the agreed upon redemption prices that were used in the Unit Redemption Agreements discussed above in measuring the fair value of the capital subject to redemption for units held by NBPCo Holdings. The Unit Redemption Agreement between NBP LLC and Timothy Klein and affiliates provides for a formula-based method of calculating their interest once an appraisal election has been given. This formula-based method was used in valuing the interest of Timothy Klein and affiliates at February 27, 2010. As noted above, these unit redemption arrangements are being terminated in connection with the closing of this offering.

              The total value of the capital subject to redemption at August 29, 2009, increased by approximately $20.3 million compared to the value at August 30, 2008. The increase in the value of the capital subject to redemption recorded on the balance sheet reflects the increase in the unit value represented by the Unit Redemption Agreements, offset by the purchase of certain interests in 2009. The total value of the capital subject to redemption at February 27, 2010 increased by approximately $23.6 million compared to the value at August 29, 2009. This increase reflects the increase in the unit value represented by the Unit Redemption Agreements.

Results of Operations

              The following table shows consolidated statements of operations data for the periods indicated (amounts in millions):

	26 weeks ended February 27, 2010	26 weeks ended February 28, 2009	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007
Net sales	$2,683.5	$2,727.2	$5,449.3	$5,847.3	$5,578.5
Costs and expenses:
Cost of sales	2,533.1	2,640.4	5,187.1	5,612.4	5,443.9
Selling, general and administrative	23.3	21.2	43.1	43.7	42.5
Depreciation and amortization	24.3	21.2	44.4	36.4	32.4

Operating income	102.8	44.4	174.7	154.8	59.7

Other income (expense):
Interest income	—	0.1	0.2	0.5	0.6
Interest expense	(8.1)	(12.4)	(23.3)	(34.0)	(39.4)
Other, net	(3.7)	(3.8)	(6.5)	5.7	1.3

Total other expense, net	(11.8)	(16.1)	(29.6)	(27.8)	(37.5)
Income tax expense	(0.4)	(0.6)	(0.9)	(1.8)	(1.9)

Net income	$90.6	$27.7	$144.2	$125.2	$20.3
Less net income attributable to noncontrolling interest in income of Kansas City Steak Company, LLC	(0.8)	(0.7)	(1.3)	(0.7)	(0.3)

Net income attributable to the controlling interest in income of consolidated entity	$89.8	$27.0	$142.9	$124.5	$20.0

              Our fiscal year is the 52- or 53-week period ending on the last Saturday in August.

Twenty-six weeks ended February 27, 2010 compared to 26 weeks ended February 28, 2009

              Net Sales.    Net sales were approximately $2,683.6 million for the 26 weeks ended February 27, 2010 compared to approximately $2,727.2 million for the 26 weeks ended February 28, 2009, a decrease of approximately $43.6 million, or 1.6%. The slight decrease in net sales resulted primarily from an average decrease in sales prices per head of 0.4% in the 26 weeks ended February 27, 2010 as compared to the same period in the prior year while the volume of cattle processed increased by approximately 0.1%.

              Cost of Sales.    Cost of sales was approximately $2,533.2 million for the 26 weeks ended February 27, 2010 compared to approximately $2,640.3 million for the 26 weeks ended February 28,

2009, a decrease of approximately $107.1 million, or 4.1%. The decrease was primarily a result of decreased live cattle prices that were approximately 5.4% lower than the 26 week period of last year. Partially offsetting this decrease was a slight increase in cattle processed of approximately 0.1% for the current 26 week period ended February 27, 2010 as compared to the same period of fiscal 2009.

              Selling, General and Administrative Expenses.    Selling, general and administrative expenses were approximately $23.3 million for the 26 weeks ended February 27, 2010 compared to approximately $21.2 million for the 26 weeks ended February 28, 2009, an increase of approximately $2.1 million, or 9.9%. The increase for this period is primarily due to an approximate $0.7 million increase in advertising and marketing expenses, an increase in legal expense of approximately $0.5 million, an increase in consulting expense of approximately $0.4 million and an increase in salary expenses of approximately $0.4 million during the current period as compared to the same period last year.

              Depreciation and Amortization Expense.    Depreciation and amortization expenses were approximately $24.3 million for the 26 weeks ended February 27, 2010 compared to approximately $21.2 million for the 26 weeks ended February 28, 2009, an increase of approximately $3.1 million, or 14.6%. Depreciation expense increased due to assets being placed into service, primarily at our three beef plants and two case ready plants, during fiscal year 2010.

              Operating Income.    Operating income was approximately $102.8 million for the 26 weeks ended February 27, 2010 compared to operating income of approximately $44.4 million for the 26 weeks ended February 28, 2009, an improvement of approximately $58.4 million. The improved operating income resulted from a relatively stable demand for beef products and lower cattle prices which increased the margin of the live cattle we processed in the current 26 week period as compared to the same period last year.

              Interest Expense.    Interest expense was approximately $8.1 million for the 26 weeks ended February 27, 2010 compared to $12.4 million for the 26 weeks ended February 28, 2009, a decrease of approximately $4.3 million or 34.7%. The decrease in interest expense during the 26 weeks ended February 27, 2010 as compared to the same period last year was due primarily to a reduction in average daily borrowings of approximately 23.5%. In addition, we purchased and cancelled the remaining $66.9 million of our senior notes during the 26 weeks ended February 27, 2010.

              Income Tax Expense.    Income tax expense was $0.4 million for the 26 weeks ended February 27, 2010 compared to $0.6 million for the same period during fiscal year 2009, a decrease of $0.2 million, or 33.3%. A decrease in income taxes for the period was primarily related to our subsidiary, National Carriers. Income tax expense is recorded on income from National Carriers, which is organized as a C corporation.

              Net Income.    As a result of the factors described above, net income for the 26 weeks ended February 27, 2010 was approximately $90.6 million compared to net income of approximately $27.7 million for the 26 weeks ended February 28, 2009, an increase of approximately $62.9 million.

Fiscal Year Ended August 29, 2009 Compared to Fiscal Year Ended August 30, 2008

              Net Sales.    Sales were approximately 6.8% lower in fiscal year 2009 compared to fiscal year 2008 due in part to an approximate 2.5% decrease in the average volume of cattle processed per week and in part to the extra week in fiscal year 2008 as compared to fiscal year 2009. The average beef sales prices per head decreased approximately 2.3% during fiscal year 2009 as the demand for beef products during fiscal year 2009 was not as strong compared to fiscal year 2008.

              Cost of Sales.    Cost of sales was $5,187.1 million for fiscal year 2009, a decrease of $425.3 million, or 7.6%, from $5,612.4 million for fiscal year 2008. The decrease resulted partially from a decrease of approximately 2.5% in the number of live cattle purchased on a per week basis in addition to the additional week in fiscal year 2008. Also contributing to this decrease was a decrease in live cattle prices of approximately 7.4%. Partially offsetting these decreases was an increase in the average cattle weights by approximately 0.8% during fiscal year 2009 as compared to fiscal year 2008. Cost of sales, as a percentage of net sales, was 95.2% and 96.0% for fiscal years 2009 and 2008, respectively.

              Selling, General and Administrative Expenses.    Selling, general, and administrative expenses were $43.1 million for fiscal year 2009, a decrease of $0.6 million or 1.4%, from $43.7 million for fiscal year 2008. The decrease for this period is primarily due to a decrease in legal fees of approximately $1.3 million, a decrease in travel and related expenses of approximately $0.9 million and a decrease in marketing expense of approximately $0.7 million. Fiscal year 2008 reflects an extra week of expense as compared to fiscal year 2009, which contributed to the decreases in the marketing expenses discussed above as well as the selling, general and administrative expenses in general. Partially offsetting these decreases was an increase in payroll and benefits of approximately $1.1 million and an increase in the provision for bad debts of approximately $0.4 million. Selling, general, and administrative expenses, as a percentage of net sales, were 0.8% and 0.7% for fiscal years 2009 and 2008, respectively.

              Depreciation and Amortization Expense.    Depreciation and amortization expense increased $8.0 million, or 22.0%, for fiscal year 2009 as compared to fiscal year 2008. Depreciation expense increased due to assets being placed into service, primarily at the Dodge City and Liberal beef plants, during fiscal year 2009 and to assets being placed into service at our three beef plants and two case ready plants during fiscal year 2008. Partially offsetting these increases, fiscal year 2008 reflects an extra week of expense as compared to fiscal year 2009.

              Operating Income.    Operating income was $174.7 million for fiscal year 2009, an increase of $19.9 million, or 12.9%, from $154.8 million for fiscal year 2008. Operating income, as a percentage of net sales, was 3.2% and 2.6% for fiscal years 2009 and 2008, respectively. The improvement in operating income during fiscal year 2009 resulted primarily from increased profitability from sales of our commodity beef products, exports and our value-added product offerings during that fiscal year. The improvement in profitability from sales of our commodity beef products was primarily attributable to the improvement in demand relative to the price of cattle.

              Interest Expense.    Interest expense was $23.3 million for fiscal year 2009 compared to $34.0 million for fiscal year 2008, a decrease of $10.7 million, or 31.5%. The decrease in interest expense during the 52 week period of fiscal 2009 as compared to the 53 week period of fiscal 2008 was due primarily to the purchase and cancellation of an aggregate principal amount of our senior notes of approximately $62.5 million and $30.6 million during fiscal years 2009 and 2008, respectively. The repayment of approximately $25.7 million of our term note in December 2008 also contributed to the decline in interest expense for fiscal year 2009. Also contributing to the decrease in interest expense was lower interest rates on our variable rate debt, a decrease of approximately 189 basis points, during the comparable periods and an approximate $13.8 million decrease in the weighted average principal amount of our variable rate debt for fiscal year 2009 as compared to fiscal year 2008. Also contributing to these decreases was an extra week of interest expense in fiscal year 2008 as compared to fiscal year 2009.

              Other, net.    Other non-operating expense, net was $6.5 million in fiscal year 2009 compared to other non-operating income, net of $5.7 million in fiscal year 2008, a decrease of $12.2 million. The decrease in other, net was primarily related to the write-off of approximately $5.6 million in legal fees which was primarily related to the termination of a purchase agreement in February 2009 and approximately $1.5 million related to the write-off of debt issuance costs. Also contributing to the decrease was the approximate $0.7 million write-off of obsolete parts at our case ready facilities during the second quarter of fiscal 2009. Fiscal year 2008 included approximately $3.4 million in income for a settlement of a lawsuit related to corrugated packaging materials and approximately $1.3 million in income related to proceeds received in redemption of an investment interest in which our basis had previously been written down to zero, both of which did not recur during the comparable period of this year. Fiscal years 2009 and 2008 also included $1.4 million and $0.4 million, respectively, in expense for the write-off of unamortized loan costs associated with the repurchase and cancellation of our senior notes during fiscal years 2009 and 2008 and amending and restating our credit facility during fiscal year 2009.

              Income Tax Expense.    Income tax expense was $0.9 million for fiscal year 2009 as compared to $1.8 million for fiscal year 2008, a decrease of $0.9 million, or 50.0%, primarily related to our subsidiary, National Carriers. Income tax expense is recorded on income from National Carriers, which is organized as a C Corporation. The effective tax rate for National Carriers was relatively consistent for both fiscal years 2009 and 2008.

              Net Income.    As a result of the factors described above, net income for fiscal year 2009 was approximately $144.2 million compared to net income of approximately $125.2 million for fiscal year 2008, an increase of approximately $19.0 million.

Fiscal Year Ended August 30, 2008 Compared to Fiscal Year Ended August 25, 2007

              Net Sales.    Net sales were $5,847.3 million for fiscal year 2008, an increase of $268.8 million, or 4.8%, compared to $5,578.5 million for fiscal year 2007. The moderate increase in net sales resulted primarily from an average increase in beef sales prices per head of 8.5% in the 53 week period ended August 30, 2008 as compared to the 52 week period in the prior year. Also contributing to the increase in net sales was an approximate 20.2% increase in export sales during fiscal year 2008 as compared to fiscal year 2007. Export sales in fiscal 2008 were aided by improved conditions in the Asian markets. In addition, fiscal year 2008 reflects an extra week of sales activity as compared to fiscal year 2007. Partially offsetting these increases in net sales was an approximate 2.6% decrease in the volume of cattle processed during fiscal 2008 as compared to fiscal 2007.

              Cost of Sales.    Cost of sales was $5,612.4 million for fiscal year 2008, an increase of $168.5 million, or 3.1%, from $5,443.9 million for fiscal year 2007. The increase was primarily a result of an extra week of costs in fiscal year 2008 as compared to fiscal year 2007. Also contributing to the increase in cost of sales was increased live cattle prices that were approximately 2.7% higher due to the continued tight supply of market-ready cattle and to the cattle being heavier, at average weights 1.2% more, during the 53 week period of fiscal 2008 than the 52 week period of 2007. Partially offsetting these increases was a decrease in the volume of cattle processed by approximately 2.6% during fiscal 2008 as compared to fiscal 2007. Cost of sales, as a percentage of net sales, was 96.0% and 97.6% for fiscal years 2008 and 2007, respectively.

              Selling, General and Administrative Expenses.    Selling, general, and administrative expenses were $43.7 million for fiscal year 2008, an increase of $1.2 million or 2.8%, from $42.5 million for fiscal year 2007. The increase for this period is primarily due to an increase in payroll and benefit expenses of approximately $1.7 million and an increase in marketing expense of approximately $0.8 million. Fiscal year 2008 reflects an extra week of expense as compared to fiscal year 2007 which contributed to the increases in the payroll and benefit and marketing expenses discussed above as well as the selling, general and administrative expenses in general. Offsetting these increases in selling, general and administrative expenses were decreases of approximately $0.8 million in the provision for bad debts and approximately $0.4 million in repairs and maintenance costs during fiscal year 2008 as compared to fiscal year 2007. Selling, general, and administrative expenses, as a percentage of net sales, were 0.7% and 0.8% for the fiscal years 2008 and 2007, respectively.

              Depreciation and Amortization Expense.    Depreciation and amortization expense increased $4.0 million, or 12.3%, for fiscal year 2008 as compared to fiscal year 2007. Depreciation expense increased due to assets being placed into service, primarily at the Dodge City and Brawley beef plants, during fiscal year 2007 and to assets being placed into service at our three beef plants and at the two case-ready plants during fiscal year 2008. In addition, fiscal year 2008 reflects an extra week of expense as compared to fiscal year 2007.

              Operating Income.    Operating income was $154.8 million for fiscal year 2008, a significant increase of $95.1 million, or 159.3%, from $59.7 million for fiscal year 2007. Operating income, as a percentage of net sales, was 2.6% and 1.1% for fiscal years 2008 and 2007, respectively. The significant improvement in operating income during fiscal year 2008 was related primarily to a more favorable market environment for our commodity beef products in 2008 as compared to 2007 and, to a lesser degree, increased profitability from our value-added product offerings and increased export sales.

              Interest Expense.    Interest expense was $34.0 million for fiscal year 2008 compared to $39.4 million for fiscal year 2007, a decrease of $5.4 million, or 13.7%. The decrease in interest expense during the 53 week period of fiscal 2008 as compared to the 52 week period of fiscal 2007 was due primarily to lower interest rates on our variable rate debt, a decrease of approximately 242 basis points. Offsetting this decrease in interest rates was an increase in the weighted average of variable rate debt of approximately $8.7 million at August 30, 2008 as compared to August 25, 2007. Also contributing to the offset was an extra week of interest expense in fiscal year 2008 as compared to fiscal year 2007.

              Other, net.    Other non-operating income, net was $5.7 million in fiscal year 2008 compared to other non-operating income, net of $1.3 million in fiscal year 2007, an increase of $4.4 million. Fiscal year 2008 included approximately $3.4 million in income for a settlement of a lawsuit related to corrugated packaging materials and about $1.3 million in income related to proceeds received in redemption of an investment interest in which our basis had previously been written down to zero. Fiscal year 2007 included an approximate $0.2 million gain on the sale of land. Fiscal years 2008 and 2007 also included $0.4 million and $0.7 million, respectively, in expense for the write-off of unamortized loan costs associated with the repurchase and cancellation of our senior notes during fiscal year 2008 and amending and restating our credit facility during fiscal year 2007.

              Income Tax Expense.    Income tax expense was $1.8 million for fiscal year 2008 as compared to $1.9 million for fiscal year 2007, a decrease of $0.1 million, or 5.3%. Beginning in calendar year 2008, some states in which we conduct business modified their business taxes, using net income, or a modification of net income, as the basis. The modification of these state taxes necessitated the inclusion of approximately $0.6 million of these business taxes in income tax expense during fiscal 2008 as compared to fiscal 2007. The decrease in income taxes for the period of approximately $0.7 million is related to our subsidiary, National Carriers. Income tax expense is recorded on income from National Carriers, which is organized as a C Corporation. The effective tax rate for National Carriers was relatively consistent for both fiscal years 2008 and 2007.

              Net Income.    As a result of the factors described above, net income for fiscal year 2008 was approximately $125.2 million compared to net income of approximately $20.3 million for fiscal year 2007, an increase of approximately $104.9 million.

Segment Results

              The Company's operating segments are based on segment profit and evaluated by the Chief Executive Officer, who also serves as the Chief Operating Decision Maker. Segment profit is measured as operating income for our two reporting segments, Core Beef and Other, based on the definitions provided in Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information.

              Core Beef—the majority of our revenues are generated from the sale of fresh meat, which include chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, and other products. In addition, we also sell beef by-products including hides to the variety meat, feed processing, fertilizer, pet food and leather tanning industries. Aggregation criteria were applied to determine the constituents of the Core Beef segment.

              Other—our Other segment consists of the operations of National Carriers, National Elite Transportation, LLC, a provider of transportation logistics services, or National Elite, and Kansas City Steak.

              Eliminations—this line item includes eliminations of inter-segment and intra-segment activity resulting from the consolidation process.

              The following table represents segment results for the periods indicated (amounts in thousands):

	26 weeks ended February 27, 2010	26 weeks ended February 28, 2009	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007
Net sales:
Core beef	$2,730,320	$2,738,573	$5,494,866	$5,877,374	$5,562,958
Other	120,008	119,469	239,406	237,100	225,687
Eliminations	(166,792)	(130,847)	(284,994)	(267,182)	(210,112)

Total net sales	$2,683,536	$2,727,195	$5,449,278	$5,847,292	$5,578,533

Depreciation and amortization:
Core beef	22,900	20,274	$42,128	$35,119	$31,126
Other	1,384	956	2,240	1,289	1,312

Total depreciation and amortization	$24,284	$21,230	$44,368	$36,408	$32,438

Operating income:
Core beef	$99,659	$40,505	$167,394	$148,478	$51,970
Other	3,129	3,921	7,323	6,303	7,688

Total operating income	102,788	44,426	174,717	154,781	59,658
Interest income	34	106	173	460	669
Interest expense	(8,051)	(12,376)	(23,344)	(33,996)	(39,426)
Other income	(3,776)	(3,884)	(6,468)	5,723	1,334

Income before taxes	$90,995	$28,272	$145,078	$126,968	$22,235

	February 27, 2010	February 28, 2009	August 29, 2009	August 30, 2008
Assets:
Core beef	$769,251	$757,124	$764,486	$838,594
Other	43,534	41,078	45,857	37,934
Eliminations	(2,172)	(830)	(1,198)	(626)

Total assets	$810,613	$797,372	$809,145	$875,902

Twenty-six weeks ended February 27, 2010 compared to 26 weeks ended February 28, 2009

    Core Beef

              Net Sales.    Net sales for Core Beef were approximately $2,730.3 million for the 26 weeks ended February 27, 2010 compared to approximately $2,738.6 million for the 26 weeks ended February 28, 2009, a decrease of approximately $8.2 million, or 0.3%. The slight decrease in net sales resulted primarily from an average decrease in sales prices per head of 0.4% for the 26 weeks ended February 27, 2010 as compared to the same period of last year, partially offset by a 0.1% increase in the number of cattle slaughtered.

              Operating Income.    Operating income for Core Beef was approximately $99.7 million for the 26 weeks ended February 27, 2010 compared to operating income of approximately $40.5 million for the 26 weeks ended February 28, 2009, an improvement of approximately $59.2 million. The improved operating income resulted from an increase in sales price per head for beef products and relatively steady cattle prices.

    Other

              Net Sales.    Net sales for Other were approximately $120.0 million for the 26 weeks ended February 27, 2010 compared to approximately $119.5 million for the 26 weeks ended February 28, 2009, an increase of approximately $0.5 million, or 0.4%. The slight increase in net sales was primarily due to increased sales volume in our portion control facility offset by lower sales in our transportation operations during the 26 week period of fiscal 2010 as compared to the same period last year.

              Operating Income.    Operating income for Other was approximately $3.1 million for the 26 weeks ended February 27, 2010 compared to approximately $3.9 million for the 26 weeks ended February 28, 2009, a decrease of approximately $0.8 million. The decrease was due primarily to a reduction of operating income of our transportation operations due to decreased total sales which was partially offset by improved operating income of our portion control beef facility during the 26 week period of fiscal 2010 as compared to the same period last year.

Fiscal Year Ended August 29, 2009 Compared to Fiscal Year Ended August 30, 2008

    Core Beef

              Net Sales.    Net sales for Core Beef were $5,494.9 million in fiscal year 2009 compared to $5,877.4 million in fiscal year 2008, a decrease of $382.5 million, or 6.5%. The decrease in net sales resulted in part from an approximate 2.5% decrease in the average volume of cattle processed per week and in part to the extra week in fiscal year 2008 as compared to fiscal year 2009. The average beef sales prices per head decreased approximately 2.3% during fiscal year 2009 as the demand for beef products during fiscal year 2009 was not as strong compared to fiscal year 2008.

              Depreciation and Amortization.    Depreciation and amortization of Core Beef was $42.1 million in fiscal year 2009 as compared to $35.1 million in fiscal year 2008, an increase of $7.0 million or 19.9%. Depreciation expense increased due to assets being placed into service, primarily at the Dodge City and Liberal beef plants, during fiscal year 2009 and to assets being placed into service at our three beef plants and two case ready plants during fiscal year 2008. Partially offsetting these increases, fiscal year 2008 reflects an extra week of expense as compared to fiscal year 2009.

              Operating Income.    Operating income for Core Beef was $167.4 million in fiscal year 2009 compared to $148.5 million in fiscal year 2008, an increase of $18.9 million or 12.7%. The improvement in operating income during the 52 week period of fiscal year 2009 resulted primarily from an overall improved demand for boxed beef across commodity beef, exports and value-added products as well as lower cattle prices as compared to the 53 week period of fiscal year 2008.

    Other

              Net Sales.    Net sales for Other were $239.4 million in fiscal year 2009 compared to $237.1 million in fiscal year 2008, an increase of $2.3 million or 1.0%. The slight increase was primarily due to increased sales at our portion control facility which were offset by decreased fuel surcharge revenues at our transportation company during fiscal year 2009 as compared to fiscal year 2008. In addition, fiscal year 2008 reflects an extra week of sales activity as compared to fiscal year 2009.

              Depreciation and Amortization.    Depreciation and amortization for Other was $2.2 million in fiscal year 2009 as compared to $1.3 million in fiscal year 2008, an increase of $0.9 million or 69.2%. Depreciation expense increased due to assets being placed into service, primarily at our transportation company during fiscal year 2009. Partially offsetting these increases, fiscal year 2008 reflects an extra week of expense as compared to fiscal year 2009.

              Operating Income.    Operating income for Other was $7.3 million in fiscal year 2009 compared to $6.3 million in fiscal year 2008, an increase of $l.0 million or 15.9%. The increase was due primarily to improved operating income of our portion control beef facility which was offset by a reduction of operating income of our transportation operations due to lower sales and higher depreciation expense during the 52 week period of 2009 as compared to the 53 week period of fiscal year 2008.

Fiscal Year Ended August 30, 2008 Compared to Fiscal Year Ended August 25, 2007

    Core Beef

              Net Sales.    Net sales for Core Beef were $5,877.4 million in fiscal year 2008 compared to $5,563.0 million in fiscal year 2007, an increase of $314.4 million or 5.7%. The moderate increase in net sales resulted primarily from an average increase in beef sales prices per head of 8.5% during the 53 week period ended August 30, 2008 as compared to the 52 week period ended August 25, 2007. Also contributing to the increase in net sales was an approximate 20.2% increase in export sales during fiscal year 2008 as compared to fiscal year 2007. In addition, fiscal year 2008 reflects an extra week of sales activity as compared to fiscal year 2007. Partially offsetting these increases in net sales was an approximate 2.6% decrease in the volume of cattle processed during fiscal 2008 as compared to fiscal 2007.

              Depreciation and Amortization.    Depreciation and amortization of Core Beef was $35.1 million in fiscal year 2008 as compared to $31.1 million in fiscal year 2007, an increase of $4.0 million or 12.9%. Depreciation expense increased due to assets being placed into service, primarily at the Dodge City and Brawley beef plants, during fiscal year 2007 and to assets being placed into service at our three beef plants and our two case-ready plants during fiscal year 2008. In addition, fiscal year 2008 reflects an extra week of expense as compared to fiscal year 2007.

              Operating Income.    Operating income for Core Beef was $148.5 million in fiscal year 2008 compared to $52.0 million in fiscal year 2007, an increase of $96.5 million or 185.6%. The improvement in operating income during the 53 week period ended August 30, 2008 resulted primarily from increased demand and selling prices for our commodity beef products and improved conditions in the Asian markets as compared to the 52 week period ended August 25, 2007.

    Other

              Net Sales.    Net sales for Other were $237.1 million in fiscal year 2008 compared to $225.7 million in fiscal year 2007, an increase of $11.4 million or 5.1%. The increase was primarily due to increased fuel surcharge revenues at National Elite and increased sales at our portion control beef facility during the 53 week period of fiscal 2008 as compared to the 52 week period of fiscal 2007. In addition, fiscal year 2008 reflects an extra week of sales activity as compared to fiscal year 2007.

              Depreciation and Amortization.    Depreciation and amortization for Other was $1.3 million for fiscal years 2008 and 2007.

              Operating Income.    Operating income for Other was $6.3 million in fiscal year 2008 compared to $7.7 million in fiscal year 2007, a decrease of $1.4 million or 18.2%. The decrease was due primarily to higher fuel costs and increased repair and maintenance expense experienced by our transportation company which was offset by improved operating income in our portion control beef facility resulting from improved inventory management and marketing initiatives.

Liquidity and Capital Resources

              As of February 27, 2010, we had net working capital (the excess of current assets over current liabilities) of approximately $198.7 million, which included $11.6 million in distributions payable and cash and cash equivalents of $11.1 million. As of August 29, 2009, we had net working capital of approximately $145.0 million, which included $35.2 million in distributions payable and cash and cash equivalents of $17.4 million. Our primary sources of liquidity are cash flows from operations and available borrowings under the Credit Facility.

              As of February 27, 2010, we had $299.7 million of long-term debt, of which $9.4 million was classified as a current liability. As of February 27, 2010, the Credit Facility consisted of an outstanding $228.8 million term loan, a $225.0 million revolving line of credit loan, which had outstanding borrowings of $50.3 million, outstanding letters of credit of $25.2 million and available borrowings of $137.9 million, based on the most restrictive financial covenant calculations. Cash flows from operations and borrowings under the Credit Facility have funded our acquisitions, working capital requirements, capital expenditures and other general corporate purposes. We were in compliance with all of our financial covenants under the Credit Facility as of February 27, 2010.

              Effective April 13, 2009, we amended the Credit Facility to increase the available borrowings under the facility by increasing the revolving line of credit by $25.0 million and the term loan by up to $75.0 million. We used $50.0 million from the revolver and $75.5 million from the issuance of Class A1 units to finance the redemption of the membership interests from certain members of management and their affiliates pursuant to their rights under the NBP LLC's limited liability company agreement. During the 52 weeks ended August 29, 2009 and the 26 weeks ended February 27, 2010, we retired all of our previously outstanding 10 1/2% senior notes.

              In addition to outstanding borrowings under the Credit Facility, we had outstanding borrowings under industrial revenue bonds of $12.2 million and capital lease and other obligations of $8.4 million as of February 27, 2010.

              Capital spending through fiscal year 2010 is expected to be approximately $45 million. These expenditures are planned primarily for plant expansion (including funding a portion of the expansion costs for our St. Joseph plant), equipment renewals and improvements, including approximately $4.9 million for environmental and air pollution control. We believe that available borrowings under the Credit Facility and cash provided by operating activities will be sufficient to support our working capital, capital expenditures and debt service requirements for the foreseeable future. Our ability to generate sufficient cash, however, is subject to certain general economic, financial, industry, legislative, regulatory and other factors beyond our control. For a review of our obligations that affect liquidity, please see the "Cash Payment Obligations" table below.

              As a result of our acquisition of new units in NBP LLC from the founding members in connection with this offering and the exchange agreement, we expect to become entitled to special tax benefits attributable to tax basis adjustments involving amounts generally equal to the difference between our purchase price for the acquired units and the share of the historic tax basis in NBP LLC's tangible and intangible assets that is attributable to the acquired units. In connection with the closing of this offering and the Reorganization, we will enter into a tax receivable agreement with the founding members pursuant to which we will agree to pay to the founding members 85% of the amount, if any, by which our tax payments to various tax authorities are reduced as a result of these special tax benefits. See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Tax Receivable Agreement." We will record 85% of the estimated realizable tax benefit of the estimated increase in tax basis as a result of the Section 754 election as a "Liability due to the founding members" on our balance sheet relating to the tax receivable agreement. As a result of the contemplated use of funds from this offering and assuming that the Company is able to timely benefit from the anticipated tax benefits, we estimate (based on an assumed initial public offering price of $            per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus) that the aggregate amount of payments to be made by us under the tax receivable agreement to the founding members will be approximately $            million, payable over the next fifteen years. Payments under the tax receivable agreement are made as the Company realizes tax benefits attributable to the initial purchase of new units from the founding members in the Reorganization. The foregoing estimate reflects payments with respect to the initial purchase and not additional amounts that may be payable if subsequent exchanges of new units are made by founding members. We expect to fund the payments under the tax receivable agreement using the tax distributions we receive from NBP LLC.

    Operating Activities

              Net cash provided by operating activities in the 26 weeks ended February 27, 2010 was approximately $81.3 million compared to net cash provided by operating activities of approximately $99.2 million in the 26 weeks ended February 28, 2009. The $17.9 million change was primarily due to net cash being used in inventory, less cash being provided by accounts receivable, partially offset by $62.9 million provided by additional net income for the 26 week period of fiscal 2010 compared to the same period during the prior year.

              Net cash provided by operating activities was $264.3 million in fiscal year 2009 as compared to $159.6 million in fiscal year 2008. The $104.7 million increase was due partially to an increase of approximately $19.0 million in net income in fiscal year 2009 as compared to fiscal year 2008. Also contributing to the improvement was net cash being provided through inventory and accounts receivable reductions during fiscal year 2009.

              Net cash provided by operating activities was $159.6 million in fiscal year 2008 as compared to net cash used in operating activities of $4.1 million in fiscal year 2007. The $163.7 million change was due primarily to a significant increase of approximately $104.9 million in net income in fiscal year 2008 as compared to fiscal year 2007. Also contributing to the improvement was net cash being provided primarily in operating activities through inventory, accounts payable and accrued compensation and benefits during the 53 week period of 2008 while net cash was used primarily in operating activities through accounts receivable during the 52 week period of 2007.

    Investing Activities

              Net cash used in investing activities was approximately $17.3 million in the 26 weeks ended February 27, 2010 compared to approximately $17.1 million in the 26 weeks ended February 28, 2009.

              Net cash used in investing activities was $50.4 million in fiscal year 2009 as compared to $58.9 million in fiscal year 2008, a decrease of $8.5 million. The decrease was primarily attributable to more capital spending during fiscal year 2008 than fiscal year 2009.

              Net cash used in investing activities was $58.9 million in fiscal year 2008 as compared to $41.4 million for fiscal year 2007, an increase of $17.5 million. The increase was primarily attributable to more capital spending during fiscal year 2008 and included the purchase of approximately $10.0 million of equipment that we had initially planned to lease.

    Financing Activities

              Net cash used in financing activities was approximately $70.4 million in the 26 weeks ended February 27, 2010 compared to net cash used in financing activities of approximately $91.4 million in the 26 weeks ended February 28, 2009. The change was primarily attributed to the $66.9 million purchase and cancellation of our senior notes and an approximate $23.5 million increase in member distributions, partially offset by $75.0 million in borrowings under our term note payable, an increase of approximately $19.6 million in net revolving credit borrowings, and a $16.4 million change in the impact of overdraft balances during the current 26 week period as compared to the same period last year.

              Net cash used in financing activities was approximately $222.0 million in fiscal year 2009 compared to net cash used in financing activities of $105.6 million in fiscal year 2008. The change was primarily attributed to an approximate $125.5 million redemption of member capital, an approximate $35.2 million increase in member distributions paid, the purchase and cancellation of an additional $31.9 million of our senior notes, approximately $25.7 million in repayments on our term note, and $11.6 million increase in overdraft balances at August 29, 2009 as compared to August 30, 2008. These changes were partially offset by an approximate $44.8 million increase in net revolver credit borrowings and by an approximate $75.5 million member capital contribution during fiscal year 2009.

              Net cash used in financing activities was $105.6 million in fiscal year 2008 compared to net cash provided by financing activities of $47.3 million in fiscal 2007. The change was primarily attributed to a $46.5 million difference in net revolving credit borrowings, the borrowing of $40.0 million on our term note in the 2007 period that did not recur in the 2008 period, the $30.6 million purchase and cancellation of senior notes, a $21.0 million increase in member distributions paid during fiscal year 2008 as compared to fiscal year 2007, a $11.1 million increase in overdraft balances, and $10.5 million of proceeds from a sale leaseback transaction in fiscal year 2007 that did not recur in fiscal year 2008. These changes were partially offset by $7.4 million in repayments on our term note that were made in the 2007 period that did not recur in the 2008 period.

    Amended and Restated Senior Credit Facility

              Effective April 13, 2009, the Credit Facility was amended to permit the redemption of our membership interests in the amount of $125.5 million, including the authorization and issuance of Class A1 units to help fund the redemption. In addition, the terms of the Credit Facility were amended to: (1) increase the borrowings under the Credit Facility by up to $100.0 million, of which up to $75.0 million is under our term loan and $25.0 million is under our revolving line of credit; (2) increase the applicable margin on the rates of interest of the term loan and revolving line of credit; (3) revise the payment schedule of the term loan; (4) shorten the maturity date of the term loan; (5) remove the restrictions on purchasing our senior notes and require the repurchase or redemption of $100.0 million aggregate principal amount of our senior notes; (6) increase the amount of capital expenditures we can make in any fiscal year from $50.0 million to $60.0 million, or $65.0 million if we expend less than $55.0 million in the immediately preceding fiscal year; and (7) add a financial covenant requiring us to maintain a specified Funded Debt to EBITDA ratio. The related financing charges, an upfront fee of approximately $0.8 million and an arrangement fee of approximately $0.5 million, are being amortized over the life of the loan.

              As of February 27, 2010, the Credit Facility consisted of a $228.8 million term loan, all of which was outstanding, a $225.0 million revolving line of credit loan, which had outstanding borrowings of $50.3 million, outstanding letters of credit of $25.2 million and available borrowings of $137.9 million, based on the most restrictive financial covenant calculations.

              The borrowings under the Credit Facility bear interest at LIBOR or the Base Rate, plus the applicable margin. The applicable margin for the revolving line of credit and the term loan will be based on borrowing base availability with grids for amounts greater than $150.0 million, $50.0 million to $150.0 million and less than $50.0 million. As of February 27, 2010, the interest rates for the revolving loan and the term loan were approximately 4.45% and 3.48%, respectively.

              The Credit Facility will be amended, effective upon the closing date of this offering, to provide that our funded debt to EBITDA ratio may not be more than 3.50 to 1.00 at the end of each fiscal quarter. If the borrowing base availability is less than $50.0 million for five consecutive business days or less than $35.0 million on any single business day during any fiscal quarter, a fixed charge ratio of 1:15 to 1:00 must be maintained at the end of each subsequent fiscal quarter until the borrowing base availability has been greater than or equal to $50.0 million for 90 consecutive days. As of February 27, 2010, we had met this borrowing base availability requirement under the Credit Facility. The advance rates under the borrowing base are 90% on eligible accounts and 70% on eligible inventory.

              The borrowings under the revolving loan are available for our working capital requirements, capital expenditures and other general corporate purposes. The Credit Facility is secured by a first priority lien on substantially all of the Company's assets. The principal amount outstanding under the term loan is due and payable in equal installments of approximately $2.5 million on the last business day of each June and December commencing December 2009 through December 2010, after which required installment payments increase to approximately $4.8 million. All outstanding amounts of the term loan are due and payable on July 25, 2012. Prepayment of the term loan is allowed at any time.

              The Credit Facility contains customary affirmative covenants relating to NBP LLC, including, without limitation, conduct of business, the maintenance of insurance, compliance with laws, maintenance of properties, keeping of books and records, and the furnishing of financial statements. The facility also contains customary negative covenants relating to NBP LLC, including, without limitation, restrictions on the following: distributions, mergers, sale of assets, investments and acquisitions, encumbrances, indebtedness, affiliate transactions, and ERISA matters. The ability of National Beef to engage in other business, incur debt or grant liens is also restricted.

              The Credit Facility, as amended effective upon the closing date of this offering, will limit NBP LLC's ability to distribute cash to its members, including us, based upon certain leverage tests. NBP LLC will be permitted to distribute 48% of its net taxable income to its members (which percentage is expected to increase to approximately 52.3% in calendar 2011). See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—NBP LLC Limited Liability Company Agreement". In addition, so long as no default exists and the Equity Distributions Threshold (as defined below) is not exceeded, NBP LLC will be permitted to pay an annual distribution on its equity units to its members (including National Beef) on a per unit basis equal to 2% of the average daily price of our Class A common stock for the twelve month period ending two days prior to the date of declaration; provided that this annual distribution may not exceed $25.0 million calculated in respect of fiscal year 2010 and payable in fiscal year 2011. Further, so long as no default exists and NBP LLC's ratio of Indebtedness to EBITDA (as defined in the Credit Facility) is less than or equal to 2.00 to 1.00, NBP LLC may pay additional distributions to its members to the extent that such additional distributions, together with any distributions made as contemplated by the previous sentence, do not exceed the Equity Distributions Threshold. NBP LLC's leverage ratio as of February 27, 2010 was 1.1x. For purposes of the amended Credit Facility, "Equity Distributions Threshold" means an amount equal to the sum of (a) (i) the IPO Proceeds (as defined in the Credit Facility) in an aggregate amount not to exceed $10 million, (ii) the Overallotment Proceeds (as defined in the Credit Facility) in an aggregate amount not to exceed $10 million, (iii) $15 million per fiscal year, and (iv) an amount not to exceed the lesser of (A) fifty percent (50%) of any Unallocated Cash Flow (as defined in the Credit Facility) for the most recently ended fiscal year, or (B) $15 million per fiscal year minus (b) the aggregate amount of negative Unallocated Cash Flow (if any) for the most recently ended fiscal year; provided, in the event the aggregate amount of Equity Distributions (as defined in the Credit Facility) made by NBP LLC during any fiscal year is less than the Equity Distributions Threshold for such fiscal year, the Equity Distributions Threshold for the immediately succeeding fiscal year shall be increased by such unutilized portion.

              The Credit Facility contains customary events of default, including, without limitation, failure to make payment when due, materially incorrect representations and warranties, breach of covenants, events of bankruptcy, default of other indebtedness that would permit acceleration of such indebtedness, the occurrence of one or more unstayed or undischarged judgments in excess of $3.0 million, changes in custody or control of the Company's property, changes in control of National Beef or the Company, the failure of any of the loan documents to remain in full force, and the Company's failure to properly fund its employee benefit plans. The facility also includes customary provisions protecting the lenders against increased cost or loss of yield resulting from changes in tax, reserve, capital adequacy and other requirements of law.

              Contemporaneously with the execution of the amendment to the Credit Facility to be effective upon the closing date of this offering, National Beef will enter into an acknowledgment with the lenders under the Credit Facility in which it will agree not to (a) conduct business or operations other than those incidental to its direct ownership of the equity interests of NBP LLC, (b) incur indebtedness except (i) nonconsensual obligations imposed by operation of law, (ii) obligations with respect to intercompany loans, and (iii) obligations with respect to its equity interests, (c) create liens upon the equity interests, properties or assets of NBP LLC, (d) create subsidiaries (other than a subsidiary of NBP LLC to the extent permitted under the Credit Facility) or (e) amend any agreement pertaining to NBP LLC's governance in any manner that has or could reasonably be expected to have a material adverse effect on the rights, powers or remedies of the lenders under the Credit Facility.

    Industrial Revenue Bonds

              In conjunction with the fourth amendment and restatement of the Credit Facility, effective December 30, 2004, we entered into a transaction with the City of Dodge City, Kansas, in order to provide NBP LLC property tax savings. Under the transaction, the City issued $102.3 million in bonds due in December 2019, used the proceeds to purchase our Dodge City facility and leased the facility to us for an identical term under a capital lease. The City's bonds were purchased by us using proceeds of our term loan under the Credit Facility. Because the City has assigned the lease to the bond trustee for the benefit of NBP LLC as the sole bondholder, we, in effect, control enforcement of the lease against ourselves. As a result of the capital lease treatment, the facility will remain a component of property, plant and equipment in NBP LLC's consolidated balance sheet. As a result of the legal right of offset, the capital lease obligation and the corresponding bond investments will be eliminated in consolidation. The transaction provides us with property tax exemptions for the leased facility, which, after netting payments to the City and local school district under payment in lieu of tax agreements, result in an annual property tax savings of approximately 25%. The facility remains subject to a prior mortgage and security interest in favor of the lenders under the Credit Facility. Additional revenue bonds may be issued to cover the costs of certain improvements to this facility. The total amount of revenue bonds authorized for issuance is $120.0 million.

              The cities of Liberal and Dodge City, Kansas issued an aggregate of $13.8 million of industrial development revenue bonds on our behalf to fund the purchase of equipment and construction of improvements at our facilities in those cities. These bonds were issued in 1999 and 2000 in four series of $1.0 million, $1.0 million, $6.0 million and $5.9 million and are due on demand or on February 1, 2029, March 1, 2027, March 1, 2015 and October 1, 2009, respectively. However, because each series of bonds is backed by a letter of credit under the Credit Facility, these due on demand bonds have been presented as non-current obligations until twelve months prior to their maturity. As of February 27, 2010, the amount outstanding on the $6.0 million series of bonds had been reduced to $3.4 million. In addition, the $5.9 million series of bonds were fully paid off during the first quarter of fiscal 2010. Pursuant to a lease agreement, we lease the facilities, equipment and improvements from the respective cities and make lease payments in the amount of principal and interest due on the bonds.

              The bonds issued in 1999 and 2000 are variable rate demand obligations that bear interest at a rate that is adjusted weekly, which rate will not exceed 10% per annum. The average per annum interest rate for each series of bonds was 1.5% in fiscal year 2009. We have the option to redeem a series of bonds at any time for an amount equal to the principal plus accrued interest to the date of such redemption. The holders of the bonds have the option to tender the bonds upon seven days' notice for an amount equal to par plus accrued interest. To the extent that the remarketing agent for the bonds is unable to resell any of the bonds that are tendered, the remarketing agent will use the letter of credit to fund such tender.

              In connection with the Brawley Beef acquisition, we assumed the obligation under a Trust Indenture securing $6.8 million in California Pollution Control Financing Authority Tax-Exempt variable rate demand solid waste disposal revenue bonds dated as of October 1, 2001. The bonds bear a rate that is adjusted weekly, which rate will not exceed 12% per annum. The average per annum interest rate for this series of bonds for fiscal year 2009 was 1.6%. These bonds have a maturity date of October 1, 2016. We have the option to redeem all or a portion of the bonds at any time for an amount equal to the principal plus accrued interest to the date of such redemption. The holders of the bonds have the option to tender the bonds upon seven days' notice for an amount equal to par plus accrued interest. To the extent that the remarketing agent for the bonds is unable to resell any of the bonds that are tendered, the remarketing agent will use the letter of credit to fund such tender.

    Utilities Commitment

              Effective December 30, 2004, we finalized an agreement with the City of Dodge City, Kansas, whereby in consideration of certain improvements made to the city water and wastewater systems, we have committed to make a series of service charge payments totaling $19.3 million over a 20 year period, of which $1.4 million was paid in each of the fiscal years 2009, 2008 and 2007, respectively. Payments under the commitment will be $1.7 million in fiscal year 2010, and $0.8 million in each of the fiscal years 2011, 2012, 2013 and 2014, with the remaining balance of $8.1 million to be paid in subsequent years.

    Cash Payment Obligations

              The following table describes our cash payment obligations as of August 29, 2009 (in thousands):

	Total	Year 1 FY10	Year 2 FY11	Year 3 FY12	Year 4 FY13	Year 5 FY14	After Year 5
Term loan facility	$176,903	$5,000	$7,296	$164,607	$—	$—	$—
Interest on long-term debt(1)	39,109	15,706	15,029	7,887	90	90	307
Revolving credit facility	29,168	—	—	29,168	—	—	—
Senior notes	66,855	—	66,855	—	—	—	—
Industrial Revenue Bonds	16,320	4,075	—	—	—	—	12,245
Capital leases (including interest)	10,902	2,804	1,697	1,667	1,659	3,075	—
City of Brawley loan	200	—	80	40	40	40	—
Operating leases	29,345	12,997	7,983	5,677	1,677	950	61
Purchase commitments	8,365	8,365	—	—	—	—	—
Cattle commitments(2)	82,129	82,129	—	—	—	—	—
Utilities commitment	13,125	1,734	818	820	818	816	8,119

Total	$472,421	$132,810	$99,758	$209,866	$4,284	$4,971	$20,732

(1)
Computed based on scheduled maturities and current effective interest rates.

(2)
We make a verbal commitment to cattle producers to purchase cattle about one week in advance of delivery of the live animals to our plants, with the actual price paid for the cattle determined after the cattle are delivered and inspected at our facilities. This amount approximates our outstanding cattle commitments at August 29, 2009.

Off-Balance Sheet Arrangements

              As of August 29, 2009 we did not have any significant off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Inflation

              We believe that our results of operations are not materially affected by moderate changes in the inflation rate. Inflation and changing prices did not have a material affect on our operations in fiscal years 2009, 2008 and 2007. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse affect on our business, financial condition and results of operations.

Seasonality and Fluctuations in Operating Results

              Our operating results are influenced by seasonal factors in the beef industry. These factors affect the price that we pay for livestock as well as the ultimate price at which we sell our products. The seasonal demand for beef products is highest in the summer and spring months as weather patterns permit more outdoor activities and there is an increased demand for higher value items that are grilled, such as steaks. Both live cattle prices and boxed beef prices tend to be at seasonal highs during the summer and fall. Because of higher consumption, more favorable growing conditions and the housing of animals in feedlots for the winter months, there are generally more cattle available in the summer and fall.

Quantitative and Qualitative Disclosures About Market Risk

    Market Risk Disclosures

              The principal market risks affecting our business are exposure to changes in prices for commodities, such as livestock and boxed beef, and interest rate risk.

              Commodities.    We use various raw materials, many of which are commodities. Raw materials are generally available from several different sources, and we presently believe that we can obtain them as needed. Commodities are subject to price fluctuations that may create price risk. From time to time we may hedge commodities in order to mitigate this price risk. While this may tend to limit our ability to participate in gains from commodity price fluctuations, it also tends to reduce the risk of loss from changes in commodity prices. To the extent the contracts are not designated as normal purchases, we reflect commodity contract gains and losses as adjustments to the basis of underlying commodities purchased; gains or losses are recognized in the statement of operations as a component of costs of goods sold.

              We purchase cattle for use in our processing businesses. From time to time we enter into forward purchase contracts at prices determined prior to the delivery of the cattle. The commodity price risk associated with these activities can be hedged by selling (or buying) the underlying commodity, or by using an appropriate commodity derivative instrument. The particular hedging instrument we use depends on a number of factors, including availability of appropriate derivative instruments.

              We sell commodity beef products in our business. Commodity beef products are subject to price fluctuations that may create price risk. From time to time we enter into forward sales contracts at prices determined prior to shipment. We may hedge the commodity price risk associated with these activities in order to mitigate this price risk. While this may tend to limit our ability to participate in gains from commodity price fluctuations, it also tends to reduce the risk of loss from changes in commodity beef prices. To the extent the contracts are not designated as normal sales, we reflect commodity contract gains and losses as adjustments to the basis of underlying commodities sold; gains or losses are recognized in the statement of operations as a component of net sales.

              From time to time we purchase cattle futures and options contracts. Our primary use of these contracts is to partially determine our future input costs when we have committed forward sales purchase orders from customers at a specified fixed price. The longest duration futures contract owned is thirteen months. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, we account for futures contracts and their related firm purchase commitments at fair value. Certain firm commitments for live cattle purchases and all firm commitments for boxed beef sales are treated as "normal purchases and sales" and not marked to market. SFAS No. 133 imposes extensive recordkeeping requirements in order to treat a derivative instrument as a hedge for accounting purposes. Derivatives qualify for treatment as hedges when there is a high correlation between the change in fair value of the instrument and the related change in fair value of the underlying commitment. For derivatives that qualify as effective hedges, the change in fair value has no net effect on earnings until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments, or for the ineffective portion of a hedging instrument, the change in fair value does affect current period net earnings.

              While management believes each of these instruments help mitigate various market risks, they are not designated and accounted for as hedges under SFAS No. 133 as a result of the extensive recordkeeping requirements of this statement. Accordingly, the gains and losses associated with the change in fair value of the instrument and the offsetting gains and losses associated with changes in the market value of certain of the firm purchase commitments related to the futures contracts are recorded to income and expense in the period of change.

              We use a sensitivity analysis to evaluate the effect that changes in the market value of commodities will have on these commodity derivative instruments. We feel the sensitivity analysis appropriately reflects the potential market value exposure associated with the use of derivative instruments. As of February 27, 2010, the potential change in the fair value of applicable commodity prices, assuming a hypothetical 10% decrease in the underlying commodity price, was $7.3 million. As of August 29, 2009, the potential change in the fair value of the derivative instruments we hold that are not designated as normal purchases or sales, assuming a hypothetical 10% decrease in the underlying commodity price in each year, was $16.4 million. This change was primarily due to the cattle futures contracts that we entered into during the first quarter of fiscal 2009 to offset the risk of fixed-price sales commitments.

              Interest Rates.    As a result of our normal borrowing and leasing activities, our operating results are exposed to fluctuations in interest rates, which we manage primarily through our regular financing activities. We generally maintain limited investments in cash and cash equivalents.

              We have long-term debt with variable interest rates. Short-term debt is primarily comprised of the current portion of long-term debt maturing twelve months from the balance sheet date. Our variable interest expense is sensitive to changes in the general level of interest rates. As of February 27, 2010, the weighted average interest rate on our $291.3 million of variable rate debt was approximately 3.5%. As of August 29, 2009, the weighted average interest rate on our $222.4 million of variable rate debt was approximately 3.4%.

              We had total interest expense of approximately $8.1 million during the twenty-six week period ending February 27, 2010. The estimated increase in interest expense from a hypothetical 200 basis point increase in applicable variable interest rates would have been approximately $2.5 million in the twenty-six week period ending February 27, 2010. We had total interest expense of approximately $23.3 million in fiscal year 2009 and approximately $34.0 million in fiscal year 2008. The estimated increase in interest expense from a hypothetical 200 basis point increase in applicable variable interest rates would have been approximately $4.8 million in fiscal year 2009 and approximately $5.2 million in fiscal year 2008.

              Foreign Operations.    Transactions denominated in a currency other than an entity's functional currency may expose that entity to currency risk. Although we operate in international markets including Japan, South Korea and China, product sales are predominately made in United States dollars, and therefore, currency risks are limited.

BUSINESS

Company Overview

              We are one of the largest beef processing companies in the United States, accounting for approximately 14% of the federally inspected steer and heifer slaughter during our fiscal year ended August 29, 2009 as reported by the USDA. During the fiscal year ended August 29, 2009 and the 26 weeks ended February 27, 2010, we generated approximately $5.4 billion and $2.7 billion, respectively, in total net sales and had net income of approximately $144.2 million and $90.6 million, respectively.

              Led by an entrepreneurial management team, we began operations in 1992 with a single facility in Dodge City, Kansas. Since then, we have successfully grown through internal expansion, selective facility acquisitions, process improvements and a focus on increasing our value-added product offerings consisting of branded boxed beef, case-ready beef, portion control beef and further processed hides. We have invested approximately $360 million from the beginning of fiscal 2001 through the end of fiscal 2009 to expand our operations, modernize and increase the capacity of our facilities and increase our ability to produce and sell higher margin, value-added products. In 1997, we entered into a strategic relationship with our current majority owner, USPB, an organization owned by cattle ranchers and feedlot operators. USPB members supply us with approximately 20% of the cattle that we process pursuant to our contractual arrangement with USPB. Some of these members also sell us additional cattle outside of this arrangement. We do not own any USPB member cattle or feedlots. We believe the USPB relationship provides us with a competitive advantage through a consistent and dependable supply of high-quality cattle, including for processing in our value-added and other programs.

              We process, package and deliver fresh and frozen beef and beef by-products for sale to customers in the United States and international markets. Our products include boxed beef, ground beef, hides, tallow and other beef and beef by-products. We emphasize the sale of higher-margin, value-added beef products, including branded boxed beef, case-ready beef, portion control beef and further processed hides. We market our branded products under several trade names that we own, including Black Canyon® Angus Beef, Black Canyon® Premium Reserve, Certified Premium Beef®, Naturewell® Natural Beef, NatureSource® Natural Angus Beef, Vintage Natural Beef® and Imperial Valley Premium Beef®. In addition to the brands that we own, also part of our value- added product line are Certified Angus Beef®, a registered trademark (used with permission) of Certified Angus Beef LLC a wholly-owned subsidiary of the American Angus Association; and Certified Hereford Beef® and Nuestro Rancho®, registered trademarks (used with permission) of Certified Hereford Beef LLC. In addition, we are a majority owner of Kansas City Steak which sells portioned beef and other products directly to customers in the food service and retail channels as well as direct-to-consumers through the internet, direct mail and QVC.

              We market our products to retailers, food service providers, distributors, further processors and the United States military. Value-added products represented approximately 32% of our total net sales, and a substantially higher proportion of our operating profit, during fiscal 2009. We currently export our products to more than 30 countries and we have dedicated sales offices in Japan, South Korea and China. Our export sales represented approximately 11% of our net sales for the fiscal year ended August 29, 2009. According to export data from PIERS, we are currently the largest exporter of chilled beef produced in the United States to Japan.

              We believe that our Dodge City, Kansas and Liberal, Kansas beef processing facilities are among the highest capacity and most efficient plants in the country. In addition, we believe that our beef processing facility in Brawley, California is among the newest in the industry. These three beef processing facilities are located to provide efficient access to a ready supply of high quality cattle. Our two case-ready facilities, which take primal cuts and further process and package meat to customer specifications, are located in Hummels Wharf, Pennsylvania and Moultrie, Georgia and service key customers in readily accessible high density population centers. We also own and operate a refrigerated and livestock transportation company, National Carriers, as part of our commitment to provide high service levels to our customers and suppliers.

              National Beef is a holding company and its sole asset immediately following the offering will be a minority interest in NBP LLC. Although National Beef will act as the sole manager of NBP LLC, and, as such, will operate and control the business and affairs of NBP LLC, subject to certain limited member approval rights, the founding members will be able to exercise significant control over National Beef immediately following the offering through their ownership of shares of Class B common stock, including through the election of all of its directors. Furthermore, our business is dependent on contractual agreements with our founding members and their affiliates. Any termination of these agreements may limit or reduce our ability to generate revenues. It is possible that these agreements contain terms that are less favorable to us than comparable agreements that might be negotiated with unaffiliated third parties.

Our Competitive Strengths

              Significant Value-Added Product Portfolio.    We are a leading producer of value-added beef products. Our customers market these products under our brands as well as through their own premium private label programs. We believe our value-added products are able to command higher prices because of our ability to consistently meet product specifications, based on quality, trim, weight, size, breed or other factors, tailored to the needs of our customers. We also provide marketing support for our value-added programs. We believe our value-added products and programs not only provide higher profitability, but also improve customer acquisition and retention.

              In March 2009, we expanded our value-added product portfolio through our acquisition of a wet blue tanning facility in Saint Joseph, Missouri. We sell our wet blue tanned hides to tanners that produce finished leather for high quality applications in industries such as automotive, luxury goods, apparel and furniture. We believe supplementing our value-added product portfolio through further processing of a portion of our hides will generate additional profit for us.

              Our total value-added sales in fiscal 2009 were approximately $1,717 million, comprising approximately 32% of our total net sales. This represents a compound annual growth rate of 16% from approximately $595 million of total value-added sales in fiscal 2002. We believe that our value-added products will continue to be an important contributor to our profitability. Margins on our value-added products historically have been less volatile than margins on our commodity products.

              Differentiated Cattle Supply.    USPB, a limited liability company whose owners consist of cattle ranchers and feedlot operators, is contractually obligated to deliver approximately 735,000 head of cattle per year to us. We do not own any USPB member cattle or feedlots. We believe that the cattle we receive from USPB members are of high quality, which is important for our value-added programs. In fiscal 2009, pursuant to our contractual arrangement with USPB, USPB members provided us with approximately 20% of the total cattle that we processed. Some USPB members also sold us additional cattle outside of this arrangement. We believe this supply relationship with USPB members provides us with significant competitive advantages, including: (i) the ability to consistently provide our customers with higher margin, value-added products and (ii) a predictable supply of cattle that enhances production efficiencies.

              Our two largest beef processing facilities, which represent approximately 86% of our slaughter capacity, are located in southwest Kansas. The primary market area for the purchase of cattle for those facilities includes Kansas, Texas and Oklahoma. According to information from the USDA, cattle on feed in the Kansas, Texas and Oklahoma area represented approximately 48% of the cattle on feed in the U.S. during fiscal 2009. A significant portion of USPB's members are located in this area, further enhancing our cattle supply chain. Our third beef processing facility is located in southeastern California. An important source of cattle for this facility is an alliance of cattle producers (which alliance is a member of USPB) in Arizona and California with whom we have long-term cattle supply agreements.

              The close proximity of our facilities to large supplies of cattle gives our buyers the ability to visit feedlots on a regular basis, which enables us to develop strong working relationships with our suppliers. Additionally, the close proximity of our facilities to large supplies of cattle reduces our reliance on any one cattle supplier and lowers in-bound transportation costs.

              Modern and Efficient Facilities.    We invested approximately $360 million from the beginning of fiscal 2001 through the end of fiscal 2009 to expand our operations, modernize and increase the capacity of our facilities, and increase our ability to produce and sell higher margin, value-added products. We believe that our beef processing facilities in Dodge City, Kansas and Liberal, Kansas are among the largest, most modern and efficient processing facilities in the United States. With the acquisition of the Brawley, California plant in June 2006, we expanded our daily processing capacity to approximately 14,000 cattle per day and gained a strategic location to access more efficiently Western U.S. and Asian export markets. Our two case-ready facilities in Hummels Wharf, Pennsylvania and Moultrie, Georgia, which began operating in 2001, are outfitted with state-of-the-art processing and packaging equipment that allows us to serve key customers in high density population centers in the Eastern U.S.

              Customer and Channel Diversification.    We have a diversified sales mix across distribution channels and customers. This approach provides multiple avenues of potential growth and reduces our dependence on any one market or customer. We sell our products to retailers, food service providers, distributors, further processors, the U.S. military and through other channels. Across these channels, we serve over 900 customers, which represent most major retailers and food service providers in the U.S. In fiscal year 2009, no one customer represented more than 4.0% of our total net sales, other than Wal-Mart and its affiliate Sam's Club, which together represented approximately 9.6% of our total net sales. Our top 10 customers represented approximately 32.9% of our total net sales in fiscal year 2009.

              Export products provide us with geographic diversification and reduce our reliance on the U.S. market. Of our export sales for fiscal year 2009, approximately 72.9% were meat and offal products. The balance was hides and other by-products, which are not generally subject to animal health, food safety or political risks.

              Disciplined Financial Management.    Our indebtedness of $299.7 million as of February 27, 2010 represents 1.1 times our EBITDA for the 52 weeks ended February 27, 2010 (EBITDA is calculated in a substantially similar manner under our Credit Facility). For information relating to the reconciliation of non-GAAP measures, including EBITDA, see "Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Information." This relatively low leverage, which is below that of many meat companies, provides us with significant operating and financial flexibility to respond to market conditions and to capitalize on business opportunities. A core aspect of our disciplined approach to financial management is our proprietary management information systems that enable us to make data driven, analytical decisions to operate efficiently, allocate capital prudently and manage risk.

              Experienced Management Team and Workforce with Entrepreneurial Company Culture.    We are led by an experienced management team. Timothy M. Klein, our Chief Executive Officer, has more than 29 years of experience in the beef processing industry and is a founding member and significant owner of NBP LLC. The rest of our executive management team has, on average, over 23 years of industry experience and over 11 years with NBP LLC. We believe our entrepreneurial company culture, advancement opportunities, benefits, training programs and employee safety policies contribute to relatively low employee turnover rates. Our entrepreneurial culture is evidenced by our record of growth, emphasis on individual employee accountability and company-wide focus on profitability. We have never experienced a work stoppage at any of our facilities.

Our Strategy

              Expand Sales of Value-Added Products.    Our value-added sales grew to approximately $1,717 million in fiscal 2009 from approximately $595 million in fiscal 2002, representing a compound annual growth rate of 16%. We intend to continue expanding sales of value-added products by increasing our penetration with existing customers, targeting new customers that are well-suited for our value-added programs and expanding the number of value-added products that we offer. We believe that the investments we have already made in our value-added business, including in retail merchandising expertise, customer service and fulfillment capabilities and operational/processing technologies, along with our differentiated cattle supply chain, position us well to capitalize on this strategy. For example, we have been a leader in establishing the case-ready market, and we believe our experience will enable us to benefit from increased customer interest in the advantages that case-ready products provide, such as reducing labor costs and workplace injuries associated with slicing beef, reducing food safety risks and shifting the square footage currently used by "back-of-the-store" portioning and packaging to higher profit uses. In addition to beef products, our value-added initiatives also include our wet blue tanning business. We plan to expand our tanning operation in order to devote an increasing percentage of our hide supply to value-added sales.

              Pursue Additional Export Opportunities.    We believe that international markets present a significant growth and profit opportunity for us. We believe protein demand will increase in the long term due to rising living standards and a growing middle class in developing countries. As a leading producer of beef products, we believe we are well-positioned to serve this growing global demand. According to export data from PIERS, we are currently the largest exporter of chilled beef produced in the United States to Japan. South Korea is another significant market for U.S. beef, and we believe we can leverage our existing relationships to grow our business there. Although the margins we realize on export sales can vary significantly by product and market, on average we currently realize higher margins on export sales than on domestic sales.

              Maintain Highly Disciplined Approach to Acquisitions and Capital Expenditures.    Our management team has a history of following a disciplined approach to capital investment. We have effectively executed and integrated several acquisitions in core and complementary businesses, as well as numerous capital expenditure initiatives. We believe the success of these activities is reflected in our rates of return on invested capital. We plan to continue to pursue opportunities that generate attractive returns on invested capital.

              Continuing Focus on Margin Expansion.    Our operating philosophy is to seek to maximize the profits on all cattle that we process regardless of prevailing commodity prices or stage of the cattle cycle. We endeavor to accomplish this through management actions, such as reduction of operating costs, increasing price realization across the entire carcass and improving product yields. We believe our proprietary management information systems allow us to more accurately measure our costs and yields against relevant benchmarks and to make better processing decisions with respect to the cattle we procure in order to increase our profitability.

Industry Overview

              Beef products represent the largest segment of the U.S. meat industry based on retail sales and the U.S. is the largest producer of beef in the world, producing approximately 25.4 billion pounds of beef in calendar 2009. According to the USDA, beef consumption in the United States increased from approximately 24.3 billion pounds in 1992 to approximately 26.9 billion pounds in calendar 2009, representing a compound annual growth rate of 0.6%.

              Beef production, from the birth of the animal through the delivery of beef products to the end customer, is comprised of two primary segments: production and processing. The production segment raises cattle for slaughter and the processing segment slaughters cattle and packages beef for delivery to customers. Beef processors seek to procure cattle through multiple methods, including spot market purchases and a variety of contractual arrangements. The owners of the cattle bear the cost of feeding the cattle to the appropriate market weights and have direct financial exposure to the volatility in grain and other input costs. Beef processors are primarily "spread" operators, earning margin between the price they realize for their products and the cost of procuring and processing the cattle.

              The domestic beef industry is characterized by prices that change daily based on seasonal consumption patterns and overall supply and demand for beef and other proteins in the United States and abroad. In general, domestic and worldwide consumer demand for beef products determines beef processors' long-term demand for cattle. In order to operate profitably, beef processors seek to acquire cattle at the lowest possible cost and to minimize processing costs by optimizing plant utilization and minimizing the cost of packaging and other input costs. Cattle prices vary seasonally and are affected by cattle inventory levels, weather and other factors. In addition to seasonal factors, cattle prices are impacted by the longer term nature of the cattle cycle. Cattle supply in the beef industry typically follows a ten to twelve year cycle, consisting of about six to seven years of expansion followed by one to two years of consolidation and three to four years of contraction. This cycle is unique to cattle among major protein sources as other animals (such as hogs and chickens) can generate multiple offspring and have shorter incubation periods.

              During the past few decades, consumer demand for beef products in the United States has grown in line with population growth, which is a key driver of aggregate demand. We believe that consumer demand for U.S. exports in international markets is driven not only by population growth, but also by economic growth. As international consumers' economic circumstances improve, they increasingly shift their diets to protein. The ability of the U.S. beef industry to supply the growing international demand has been hindered in certain international markets following the discovery of isolated cases of BSE (also commonly referred to as mad cow disease), in 2003 and 2004, that resulted in the temporary closing of those markets to U.S. beef. Industry-wide export sales, however, have been increasing from 2004 through mid-2009, trending toward their pre-2003 levels.

              In recent years, one U.S. beef processor eliminated approximately two million head per year of slaughter capacity in four plants. These eliminations represented a reduction of approximately 7% of total U.S. industry-wide capacity based on information from Cattle Buyers Weekly and have helped improve the supply/demand balance of beef in the U.S. and export markets. We currently do not expect the industry to experience a material increase in capacity for the foreseeable future.

Our Business Segments

              The Company reports in two business segments: Core Beef and Other. The Company measures segment profit as operating income. Financial information about those segments may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Core Beef

    Products, Sales and Marketing

              The majority of our revenues are generated from the sale of fresh meat either as a boxed beef product or a case-ready product. The boxed beef and case-ready products accounted for approximately 85.1% of our revenues in fiscal year 2009. In addition, we sell beef by-products to the variety meat, feed processing, fertilizer and pet food industries. We also supply cattle hides, including hides further processed by our subsidiary, National Beef Leathers, LLC, to tanners who primarily supply the automotive, luxury goods, apparel and furniture industries for both domestic and international use. The seasonal demand for beef products generally is highest in the summer and spring months as weather patterns permit more outdoor activities and there is an increased demand for higher value items that are grilled, such as steaks. As a result, boxed beef prices tend to be at seasonal highs during the summer and spring.

              We emphasize the sale of higher-margin, branded beef products, and we market these products under several brand names that we own, including Black Canyon® Angus Beef, Black Canyon® Premium Reserve, Certified Premium Beef®, Naturewell® Natural Beef, NatureSource® Natural Angus Beef, Vintage Natural Beef® and Imperial Valley Premium Beef®. In addition to the brands that we own, also part of our value-added product line are Certified Angus Beef®, a registered trademark (used with permission) of Certified Angus Beef LLC, a wholly-owned subsidiary of the American Angus Association, and Certified Hereford Beef® and Nuestro Rancho®, registered trademarks (used with permission) of Certified Hereford Beef LLC.

              We continue to focus on adding further processing, specialized cutting, packaging and other value-added components to our products that generate higher profitability. In 2001, we opened two state-of-the-art case-ready facilities, which enabled us to expand margins by producing additional quantities of value-added products using the beef we process. Our case-ready operations further process our boxed beef products by trimming and cutting our products into individual portions. These portions are then packaged to significantly increase the shelf-life of these products versus traditional packaging methods.

              Our wet blue tanning facility (acquired in 2009) sells hides to tanners that produce finished leather for high quality applications in industries such as automotive, luxury goods, apparel and furniture. Wet blue tanning refers to the first step in further processing raw and brine-cured hides into tanned leather. The name is derived from the process which results in the further processed hides having a blue coloring.

              During fiscal year 2009, we sold our beef products to more than 900 customers located in the United States and more than 30 foreign countries. We market our beef products through several channels, including:

  •
  national and regional retailers, including supermarket chains, independent grocers, club stores and wholesale distributors such as C&S Grocers, Topco, Associated Wholesale Grocers, Sam's Club, and Sherwood Foods;

  •
  national retailers such as Wal-Mart, who purchase a substantial portion of our case-ready and branded products;

  •
  the food service industry, including food service distributors, hotel chains and other institutional customers such as Sysco, U.S. Foodservice and Food Services of America;

  •
  further processors, including Oscar-Mayer, Sara Lee and ConAgra;

  •
  the United States military; and

  •
  international markets, including Mexico, Japan, South Korea, Canada, China (for hides), Hong Kong, Egypt and Taiwan.

              Exports to Mexico and a number of other foreign markets have been limited to boxed beef products from cattle younger than 30 months subsequent to the December 23, 2003 discovery of a single case of BSE in Washington state. Many international importers, such as Japan and South Korea (who were two of our largest export markets for edible beef products in fiscal year 2003), closed their borders to U.S. edible beef products after this report of BSE. In July 2006, Japan agreed to reopen its market to U.S. beef from cattle 20 months and younger. In September 2006, South Korea announced that it would resume the importation of U.S. boneless beef from cattle less than 30 months of age. South Korea has closed its borders to U.S. beef from time-to-time as a result of alleged findings of products shipped to South Korea by U.S. export businesses that are not allowed by South Korea.

              The sales office for domestic operations is located in our headquarters building in Kansas City, Missouri. Our sales team in this office is responsible for selling and coordinating the movement of approximately 47.8 million pounds of boxed beef products per week to our customers nationwide. This centralized sales concept allows us to respond quickly to customer requests for pricing and load information. We have also integrated the satellite tracking capabilities of refrigerated carriers into our website allowing customers to track shipments in process. While providing significant customer advantages, our centralized sales concept also enables our sales force to share key market intelligence in a manner that allows them to react to changing market conditions in an efficient manner.

              The sales office for international operations is located in Chicago, Illinois. This office coordinates all aspects of sales, pricing and shipping to all destinations outside of the United States. We also have three satellite offices in Japan, South Korea and China (for hides) that assist in the coordination of sales in those regions. Historically, two of our largest international markets for edible beef products have been in Japan and South Korea while our largest international market for hides has been in China.

              Our marketing efforts include engaging in business-to-business programming and communications to create preferences for our products among our customers. In addition, we support our value-added, branded beef business through in-store merchandising and feature advertising support.

    Raw Materials and Procurement

              Our primary raw material for our processing plants is live cattle. Seasonal factors affect the price that we pay for livestock, with live cattle prices tending to be at seasonal highs during the summer and fall. Because of higher consumption, more favorable growing conditions and the housing of animals in feedlots for the winter months, there are generally more cattle available in the summer and fall.

              During fiscal year 2009, we obtained approximately 20% of the cattle we processed from USPB members using the USPB pricing grid pursuant to our contractual arrangement with USPB. During fiscal years 2008 and 2007, we obtained approximately 19% and 17%, respectively, of the cattle we processed from USPB members using the USPB pricing grid. Our arrangement with USPB provides us with a consistent supply of high-quality cattle. For information regarding this agreement, see "Certain Relationships and Related Party Transactions." During fiscal year 2009, less than 0.5% of the cattle we processed were owned by the Company, all of these cattle were owned for the purpose of supplying our Vintage Natural Beef® product line. We also purchase cattle through cash bids and other arrangements from cattle producers in our primary and secondary markets. In addition to our arrangement with USPB, we have other, non-affiliated supplier arrangements that provide us with high-quality cattle. We believe that we are a first choice processor for suppliers seeking to attain premium pricing for their high-quality cattle and that cattle suppliers view us more favorably than our competitors due to our business model, which emphasizes building relationships and cooperating with suppliers and paying a premium for high-quality cattle. During fiscal year 2009, we had approximately 1,100 suppliers that provided us with cattle. We believe that our relationships with USPB members and other suppliers have resulted in such suppliers improving their methods to produce more high-quality cattle and sell more of their high-quality cattle to us. For example, we provide these suppliers with detailed carcass information on the cattle they supply to assist them in improving the quality of their products.

              Each cattle supplier must verify that its use of antibiotics or other agricultural chemicals follows the manufacturer's intended purpose. They must also confirm that they use only FDA-approved pharmaceutical compounds and comply with dosage and administrative standards. Furthermore, each cattle supplier must confirm that they do not use feed containing animal-based protein products. Many of our producers participate in state beef quality assurance training programs and have established certification and verification practices. These programs emphasize meeting and/or exceeding the USDA, FDA and live animal Best Practice guidelines. Using guidelines established by National Cattleman's Beef Association, or NCBA, beef safety and quality assurance programs are administered by various state beef associations. State associations certifying our suppliers include, among others, Texas Cattle

Feeders Association, Kansas Livestock Association, California Cattlemen Association, Arizona Cattle Feeders Association and Nebraska Cattlemen's Association.

    Processing Facilities and Operations

              We operate a total of five beef processing facilities in the United States. Our Liberal, Kansas and Dodge City, Kansas facilities are among the largest in the industry and are geographically positioned near our suppliers to efficiently source raw materials by reducing transportation costs. Our Brawley, California facility is among the newest in the industry, and geographically positioned to give us greater access to customers in the Western U.S. and Asia. Our case-ready facilities in Hummels Wharf, Pennsylvania and Moultrie, Georgia are located in close proximity to key customers in high density population centers in the Eastern U.S. resulting in decreased delivery times. Our case-ready facilities are also located in areas with a highly-skilled and cost-effective labor force. Our wet blue tanning facility is located in St. Joseph, Missouri. This facility is located in relative proximity to our two Kansas beef processing facilities and is at the junction of major transportation routes. We have begun and continue to invest in this recently acquired facility to improve its production capabilities and better align it to serve our expanded ongoing hide processing capacity needs. See "Properties" below for further information about these facilities.

              Cattle delivered to our facilities are generally processed into beef products within 36 hours after arrival. In a typical week, approximately 80 to 85% of the boxed beef expected to be produced from the cattle we process is committed to sale before the cattle are delivered to our facilities. We processed in excess of 3.6 million cattle at our facilities during fiscal year 2009. Our facilities utilize modern, highly automated equipment to process and package beef products. We have invested approximately $360 million from the beginning of fiscal year 2001 through the end of fiscal year 2009 to expand our operations, modernize and increase the capacity of our facilities and increase our ability to produce and sell higher margin, value-added products. The design of our facilities emphasizes worker safety to ensure compliance with all regulations and to reduce worker injury and turnover. Additionally, we have placed a substantial amount of ammonia piping on the roof versus in the production areas, not in response to regulatory requirements, but in the interest of worker safety. These and other changes designed the workplace to better fit our employees. All expansions are reviewed by internal personnel, including our Corporate Environmental Director, Vice President of Safety, Vice President of Technical Services, Vice President of Engineering and Corporate Project Engineer, for regulatory compliance prior to construction. Our facilities are also intended to reduce waste products and emissions and dispose of waste in accordance with applicable environmental standards.

              We distribute our beef products domestically directly from our processing facilities and case-ready facilities. We utilize our subsidiary National Carriers and third party carriers to deliver our products to our customers.

Other

    Products, Sales and Marketing

              We also sell value-added beef products through our portion control business, Kansas City Steak. Kansas City Steak provides premium-quality trimmed and cut individual portions directly to customers in the food service and retail channels as well as direct-to-consumers through the internet, direct mail and QVC. National Carriers currently operates approximately 1,200 refrigerated and livestock trailers. NBP LLC contracts substantially all of its in-bound and approximately 29% of its out-bound freight services from National Carriers. In February 2008, we began providing third-party logistics services to the transportation industry through our wholly-owned subsidiary, National Elite. Logistics services involve arranging for another company to transport freight for our customers to reduce overall transportation costs while we retain the billing, collection and customer management responsibilities. We believe that these transportation services enable us to provide superior customer service and enhance our ability to be a consistent, reliable and timely supplier, particularly of our value-added products.

    Raw Materials and Procurement

              The primary raw material for our Kansas City Steak processing facility is boxed beef. Approximately 35% of Kansas City Steak's boxed beef purchases are made through contractual agreements predetermined by the customer for whom the product is produced. These contractual agreements are typically one year in duration and stipulate from whom the boxed beef can be purchased. In fiscal year 2009, approximately 36% of Kansas City Steak's boxed beef was purchased from NBP LLC. The balance of Kansas City Steak's raw material is purchased at our discretion on the open market from primary and secondary suppliers with similar quality and yield grade specifications as required under our contracts. We periodically conduct comprehensive cutting tests of our potential suppliers' boxed beef to determine composition and quality.

    Processing Facilities and Operations

              Kansas City Steak processes trimmed and cut individual portions at a processing facility in Kansas City, Kansas. See "Properties" below for further information about this facility. National Carriers has offices located in Liberal, Kansas and Dodge City, Kansas, both of which are within close proximity to our beef processing facilities in those locations, enabling us to efficiently transport product thereby reducing transportation costs. National Carriers also has offices in Denison, Iowa, Springdale, Arkansas, and Dallas, Texas as well as administrative offices located in Kansas City, Missouri. National Elite has an office in Springdale, Arkansas.

Competition

              The beef processing industry is highly competitive. Competition exists both in the purchase of live cattle, as well as in the sale of beef products. Our products compete with a large number of other protein sources, including pork and poultry, but our principal competition comes from other beef processors, including Tyson Foods, Inc., Cargill Incorporated and JBS USA LLC. Management believes that the principal competitive factors in the beef processing industry are price, quality, food safety, customer service, product distribution, technological innovations and brand loyalty. In particular, we focus on quality, food safety, customer service and the offering of value-added programs on an ongoing basis. Some of our competitors have substantially larger beef operations, greater financial and other resources and wider recognition for their consumer branded products than we do.

Regulation

              Our operations are subject to extensive regulation by the USDA, the Grain Inspection Packers and Stockyards Administration, or GIPSA, the FDA, US EPA and other state, local and foreign authorities regarding the processing, packaging, storage, distribution, advertising and labeling of our products, including food safety standards. Recently, the food safety practices and procedures in the beef processing industry have been subject to more intense scrutiny and oversight by the USDA. For example, on January 12, 2004, the Food and Safety Service, or FSIS, published an interim final rule on SRMs and requirements for non-ambulatory disabled cattle due to the finding of BSE in routine testing. We immediately implemented the appropriate programs/policies to ensure compliance with FSIS rules. FSIS published a final rule on July 13, 2007, making permanent the interim regulations issued in January 2004, that prohibits the slaughter of non-ambulatory disabled cattle, requires the description and removal of SRMs that are considered to be inedible, and restricts the use of captive bolt stunners that deliberately inject compressed air into the cranium of an animal. We work closely with the USDA and other regulatory agencies to help ensure that our operations comply with all applicable food safety laws and regulations.

              Our Dodge City and Liberal plants are subject to Title V permitting pursuant to the federal Clean Air Act and the Kansas Air Quality Act and implementing regulations. These permits expired on January 25, 2010, but were administratively extended pending renewal by the Kansas Department of Health and Environment, or KDHE, of our renewal applications. Our Brawley and St. Joseph plants are subject to secondary air permits which are in place. The Moultrie and Hummels Wharf plants are subject only to certain reporting requirements. Our Dodge City, Liberal, Hummels Wharf, Moultrie and Brawley, facilities are subject to Clean Air Act Risk Management Plan requirements relating to our use of ammonia as a refrigerant. In February 2010, KDHE requested the Liberal plant submit a construction permit application and a "Best Available Control Technology," or BACT, analysis for a bone dryer that was installed in the Liberal plant in 1981 by a prior owner of the Liberal plant. We have completed the BACT analysis and have submitted a construction permit for the bone dryer pursuant to KDHE's request.

              All of our plants are indirect dischargers of wastewater to publicly-owned treatment works and are subject to requirements under the federal Clean Water Act and corresponding state laws and implementing municipal laws as well as agreements or permits with municipal or county authorities. We have an agreement with the City of Liberal for wastewater and storm water treatment and are working with the City regarding the expansion of the City's treatment facilities to address new and more stringent discharge requirements that will apply to the City's discharge in the context of the renewal of the City's discharge permit. Depending upon the ultimate cost of the required upgrade, there may be significant expenditures associated with the expansion of the City's treatment facilities. We have an agreement with the City of Moultrie and The Joint Development Authority of Brooks, Colquitt, Grady, Mitchell and Thomas Counties for the treatment of wastewater from the Moultrie plant, and we have a pretreatment permit from the City of Moultrie for the treatment of wastewater from the Moultrie plant. This permit was reissued in March 2010, and we are making the capital improvements needed to meet new phosphorus limits that are in the reissued permit. Estimated capital expenditures associated with the treatment of phosphorus in our wastewater at Moultrie are estimated at approximately $3.5 million and have been included in our 2010 capital expenditure budget. The Eastern Snyder County Regional Authority has informed us that we will need to reduce nutrients in our wastewater in the future at our Hummels Wharf plant. We expect to construct additional wastewater treatment facilities at the plant to respond to such request at a future date. We have upgraded our treatment facilities at the Brawley plant to provide treatment that meets the ammonia requirements of the Brawley City Ordinance and we are in the process of making improvements that will allow us to consistently meet the total suspended solids limits in such Ordinance. The City of Brawley is in the process of upgrading its publicly-owned treatment works in order to comply with its direct discharge permit, including requirements for ammonia and nutrient controls. The City has increased sewer rates to the Brawley Plant and has suggested that a capacity charge may also be needed in connection with the required upgrades. Such charges may significantly increase our operational costs at Brawley.

              Storm water discharges from our plants are regulated pursuant to general permits issued by the respective states with the exception of Missouri, which does not have a general permit program available to our St. Joseph tannery. The Missouri Department of Natural Resources made a comprehensive storm water inspection at the tannery in April-May 2009 and in an inspection report and Notice of Violation requested that the plant submit an application for storm water discharges which previously had been determined to be discharged to the City publicly-owned treatment works and, thus, not requiring a permit. We submitted the requested permit application in November 2009.

              Our Dodge City, Liberal, Hummels Wharf, and St. Joseph plants are supplied by water from supply wells on our property. We purchase water from the City of Moultrie and the City of Brawley and some water is purchased from the City of St. Joseph, all pursuant to municipal water rate structures. We purchased irrigation water rights for the majority of water needed at our Dodge City plant and are in the process of converting the existing renewable term permits governing our exercise of the irrigation rights to certificates of appropriation for municipal use for a majority of the Dodge City plant water supply. We hold public water supply permits allowing us to supply potable water to our employees at our Dodge City, Kansas and Liberal, Kansas facilities. The public water supply permits do not have expiration dates.

              All of our facilities generate solid wastestreams, including small quantities of hazardous wastes. While we are subject to laws that provide for strict, and in certain circumstances joint and several, liability for remediation of hazardous substances at contaminated sites, which could include current or former facilities or other sites where wastes we generated have been disposed, we have not received any demands nor are we aware that we have any liability at such sites under the Comprehensive Environmental Response, Compensation and Liability Act, or Superfund, or state counterparts.

              Our National Beef Leathers subsidiary is cooperating with governmental investigations related to the St. Joseph tannery. The company's operations at this facility began in March 2009. Region 7 EPA, in cooperation with the Missouri Department of Natural Resources, or MDNR, is investigating the land application of sludge from the tannery wastewater treatment facility to numerous parcels of farmland in a four county area in Northwest Missouri over many years. The sludge was classified as a fertilizer in Missouri. We have cooperated with the investigations in providing records of land application prepared by the prior owner/operator of the tannery, Prime Tanning, and have provided assistance in interpreting those records. For a six and one-half week period of time following our purchase of certain assets of Prime Tanning, we land applied wastewater treatment sludge. In April-May 2009, Region 7 EPA and MDNR conducted a multi-media inspection of our St. Joseph tannery. Following that inspection, EPA issued one information request pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act, the Clean Water Act, and the Clean Air Act; a second information request pursuant to the Resource Conservation and Recovery Act, and one Notice of Violation under the Resource Conservation and Recovery Act. The Missouri Department of Natural Resources has issued a Storm Water Notice of Violation (discussed above). We have responded to the information requests and to the Notices of Violation. The Assistant U.S. Attorney for the Western District of Missouri issued a subpoena on June 29, 2009 requesting categories of documents related to the handling and land application of the wastewater treatment sludge. We have responded to the subpoena by providing the requested documents to the Assistant U.S. Attorney and to the Special Assistant U.S. Attorney in EPA's criminal division. We are working with all the relevant agencies to resolve questions and allegations. At this time, we cannot predict the agency's response to the information we are providing or whether additional Notices of Violation or other enforcement will be forthcoming.

              Our plants are subject to community right to know reporting requirements under the Superfund Amendments and Reauthorization Act of 1986, which requires yearly filings as to the substances used on the plant premises. We also report accidental releases of hazardous substances pursuant to the Superfund law and amendments and state law counterparts.

              In fiscal year 2009, we incurred expenses of approximately $4.9 million in environmentally-related capital expenditures. We anticipate environmentally-related capital expenditures of approximately $4.9 million in fiscal year 2010, of which approximately $3.5 million is budgeted for wastewater improvements at our Moultrie plant.

              Our domestic operations are subject to the Packers and Stockyards Act of 1921, or PSA. This statute generally prohibits meat packers in the livestock industry from engaging in certain practices including violations of the PSA's prompt payment provisions. In general (unless otherwise agreed in writing by our livestock suppliers), this statute requires us to make full payment for our livestock purchases in the case of cash sales before the close of the next business day following the purchase and transfer of possession of the livestock we purchase, or, in the case of a cash purchase on a carcass or "grade and yield" basis, that we make full payment of the purchase price not later than the close of the first business day following determination of the purchase price. Any delay or attempt to delay payment as required by the PSA will be deemed an unfair practice in violation of the statute. Under the PSA, we must hold in trust for the benefit of our unpaid livestock suppliers all livestock we purchase in cash sales (as well as all inventories of, or receivables for or proceeds from, meat, meat food products or livestock products derived from these cash sales) until the sellers have received full payment. As of August 29, 2009, NBP LLC has secured a bond of $35.9 million to satisfy these requirements. The bond is supported by a $10.6 million letter of credit.

              In addition to the environmental matters discussed above, from time to time we receive notices from regulatory authorities and others asserting that we are not in compliance with some laws and regulations. In some instances, litigation ensues.

Employees

              As of February 27, 2010, we had approximately 8,900 employees, of which approximately 45% are represented by collective bargaining agreements. Approximately 2,850 employees at our Liberal, Kansas facility are represented by the United Food and Commercial Workers International Union under a collective bargaining agreement scheduled to expire on December 16, 2012. Approximately 1,100 employees at our Brawley, California facility are jointly represented by the United Food and Commercial Workers International Union and the Teamsters International Union under a collective bargaining agreement scheduled to expire on December 8, 2013. Approximately 90 employees at our St. Joseph, Missouri facility are represented by the United Cereal Workers of the United Food and Commercial Workers International Union under a collective bargaining agreement scheduled to expire on May 18, 2014.

              The United Food and Commercial Workers Union, or the UFCWU, on November 3, 2009 filed a petition with the Regional Office of the National Labor Relations Board, or the NLRB, in Kansas City, Missouri seeking to represent approximately 2,750 employees who work at our Dodge City, Kansas facility. On January 8, 2010, the UFCWN withdrew its petition for an election.

              We consider our relations with our employees and the United Food and Commercial Workers International Union, Teamsters International Union and the United Cereal Workers of the United Food and Commercial Workers International Union to be good.

Properties

              We own our Liberal, Kansas, Dodge City, Kansas, Brawley, California, Hummels Wharf, Pennsylvania, Moultrie, Georgia and St. Joseph, Missouri facilities. We lease our headquarters facility in Kansas City, Missouri (which includes approximately 23,600 square feet of office space) and our Kansas City Steak processing facility in Kansas City, Kansas. We also have short-term leases in place for our office locations in Chicago, Illinois, Denison, Iowa, Dallas, Texas, Springdale, Arkansas, Tokyo, Japan, Seoul, South Korea and Beijing, China. The Credit Facility is secured by a first priority lien on substantially all of our real and personal property. The table below provides additional information regarding our primary facilities:

Location	Daily Processing Capacity
Processing Facilities (Core Beef):
Liberal, Kansas	6,000 head
Dodge City, Kansas	6,000 head
Brawley, California	2,000 head

Location	Approximate Square Footage
Case-Ready Facilities (Core Beef):
Hummels Wharf, Pennsylvania	79,000 square feet
Moultrie, Georgia	114,000 square feet
Tannery Facility (Core Beef):
St. Joseph, Missouri	221,000 square feet
Kansas City Steak Facility (Other):
Kansas City, Kansas	63,000 square feet

Food Safety

              Food safety is one of our top priorities. We believe our food safety process utilizes many of the industry's most effective intervention technologies. These intervention technologies are coupled with our ongoing efforts to incorporate and promote "best practices" throughout our production process to enhance product quality and to produce safe, wholesome beef products. Our food safety system incorporates a multiple hurdle strategy that includes multiple hot water thermal pasteurization cabinets, anti-microbial washes, organic rinses, in-line steam vacuums, specific carcass trimming procedures, detailed carcass and product monitoring standard operating procedures, and a rigorous cold chain management system. We support our food safety process in each of our major processing facilities with on-site microbiological laboratories. These on-site laboratories conduct microbial tests, monitor facility processes, test intervention efficacies, and validate that all of our processes are meeting design parameters.

Intellectual Property

              We hold a number of trademarks and domain names that we believe are material to our business and which are registered with the United States Patent and Trademark Office, including National Beef®, BioLogic® Food Safety System, Black Canyon® Angus Beef, Black Canyon® Premium Reserve, Certified Premium Beef®, Naturewell® Natural Beef, NatureSource® Natural Angus Beef, Vintage Natural Beef®, Imperial Valley Premium Beef®, Leading the Way in Quality Beef, Royal Blue Leather®, Regal Blue Leather® and Radiant Blue Leather®. We have also registered the National Beef® trade name and trademark in most of the foreign countries to which we sell our products. Currently, we have a number of trademark registrations pending in the United States and in foreign countries. In addition to trademark protection, we attempt to protect our unregistered marks and other proprietary information under trade secret laws, employee and third-party non-disclosure agreements and other laws and methods of protection. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

Management Information Systems

              We have developed proprietary management information systems tailored to our business processes which help enable us to make coordinated, data driven decisions and enable us to operate more profitably. For example, we use individual carcass data (including information on weight, grade and breed as well as historical information with respect to similar animals) to make decisions regarding the appropriate products to process from each carcass, taking into account current supply and demand. Furthermore, coordinated information systems help the procurement department to anticipate the quality and quantity of cattle it needs to procure to fill sales orders in the short term, and the sales department to tailor its sales efforts to take into account changes in available supply. Our sophisticated systems also permit our sales force to readily compare orders by location to trailer capacity to reduce transportation costs by better using trailer capacity. In addition, our management information systems at our plants have been developed to fit our operating and maintenance needs, thereby reducing training time for our employees and simplifying the work order process.

Legal Proceedings

              National Beef Leathers, LLC, or NBL, a wholly-owned subsidiary of NBP LLC, has been named as a defendant in 17 currently pending lawsuits involving NBL's tannery located in St. Joseph, Missouri. NBL purchased certain assets of the tannery from Prime Tanning in March 2009. The lawsuits are pending in the Circuit Courts of Buchanan County, Clinton County and DeKalb County, Missouri and in the U.S. District Court for the Western District of Missouri and were filed between April 22, 2009 and March 12, 2010. The lawsuits allege that Prime and NBL spread wastewater sludge containing hexavalent chromium in four counties in northwest Missouri. The lawsuits currently include 15 actions filed by individual plaintiffs and two purported class actions. The plaintiffs are seeking an unspecified amount of damages for wrongful death, personal injury, pain and suffering, economic damages, punitive damages, diminished property values and medical monitoring. NBL is vigorously defending the cases.

              The Company is a party to a number of other lawsuits and claims arising out of the operation of its business. Management believes the ultimate resolution of such matters should not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

MANAGEMENT

              Set forth below is certain information with respect to National Beef's current executive officers and directors. Our directors, Steven D. Hunt and Timothy M. Klein, and all of our executive officers were elected or appointed to their positions effective October 12, 2009. We have appointed five additional directors (including three independent directors) with terms commencing upon completion of this offering. See "—Board Composition Following this Offering" below.

Name	Age as of April 20, 2010	Position(s)
Steven D. Hunt	51	Non-Executive Chair of the Board of Directors
Timothy M. Klein	53	President, Chief Executive Officer, Director
Jay D. Nielsen	55	Chief Financial Officer
David L. Grosenheider	53	Executive Vice President, Business Planning and Analysis
Terry L. Wilkerson	59	Executive Vice President, Operations
Monte E. Lowe	51	Executive Vice President, Sales and Marketing
Michael J. Eckman	60	Executive Vice President, Human Resources
Simon P. McGee	43	Executive Vice President, Corporate Strategy and Acquisitions
Bret G. Wilson	51	Vice President, General Counsel and Secretary

Background of Current Executive Officers and Directors

              Steven D. Hunt has served as the Chair of the Board of Managers of NBP LLC since USPB acquired a majority interest in NBP LLC on August 6, 2003 and currently serves as our Chair of the Board of Directors. Mr. Hunt served as a member of the Board of Managers of FNBPC from 1997 to 2003. Mr. Hunt was one of the founders of USPB and has served as its Chief Executive Officer since 1996.

              Timothy M. Klein has served as the President and Chief Operating Officer of NBP LLC from 1998 through 2009 and currently serves as our President and Chief Executive Officer. Mr. Klein has served as a member of NBP LLC's board of managers since 2009 and is currently a member of our board of directors. Mr. Klein served as the Executive Vice President, Sales and Procurement of NBP LLC from 1992 through 1998. Prior to 1992, Mr. Klein served as Vice President, Planning and Analysis at Cargill Inc. and as Vice President of Operations Analysis at Armour Food Company, a subsidiary of ConAgra Foods, Inc. Mr. Klein also served as Vice President of Sales and Pricing at EA Miller, Inc., a beef slaughter and fabrication business. Mr. Klein began his career in the meat industry at IBP, inc. (a predecessor of Tyson Fresh Meats and which was one of the nation's largest beef processors), where he served as Manager of Scheduling from 1980 through 1983.

              Jay D. Nielsen has served as the Chief Financial Officer of NBP LLC since 1997 and currently serves as our Chief Financial Officer. Mr. Nielsen joined Hyplains Beef, LLC in 1992. Mr. Nielsen's previous experience in the meat industry includes positions at ConAgra Foods, Inc., where he served as Controller of Armour Food Company from 1988 to 1991, and at EA Miller, Inc., a beef slaughter and fabrication business, where he served as Transportation Brokerage Manager from 1986 to 1988.

              David L. Grosenheider has served as the Executive Vice President, Business Planning and Analysis of NBP LLC since March 2006 and currently serves as our Executive Vice President, Business Planning and Analysis. Mr. Grosenheider served as the Executive Vice President, Beef Operations of NBP LLC from April 2005 to March 2006, as the Executive Vice President of Case-Ready Meats of NBP LLC from June 2003 to April 2005, as the Executive Vice President of Systems and Planning of NBP LLC from 1999 to June 2003, and as the Vice President of Operational Affairs of NBP LLC from 1993 to 1998. From 1987 through 1993, Mr. Grosenheider served as Manager of Scheduling and Director of Financial Planning for Swift Independent/Monfort. Mr. Grosenheider served as Controller for North Star Foods, Inc., a poultry processing company, from 1986 to 1987 and served in various accounting positions for IBP, inc. from 1979 to 1986.

              Terry L. Wilkerson has served as the Executive Vice President, Operations of NBP LLC since March 2006 and currently serves as our Executive Vice President, Operations. Mr. Wilkerson served as the Executive Vice President, Strategic Business Development of NBP LLC from April 2005 to March 2006. From 1998 to 2005, Mr. Wilkerson served as the Executive Vice President of Operations of NBP LLC. Mr. Wilkerson began his career with Excel Corporation (Cargill Meat Solutions) and held various operational positions within that company from 1974 to 1998. While at Cargill, he served as HR Director, Production Superintendent, Slaughter Operations Manager, General Manager/VP, Friona Division, General Manager of the Buena Vista Poultry Complex, VP of Transportation/Logistics, and VP of Logistics/IT.

              Monte E. Lowe has served as the Executive Vice President, Sales and Marketing of NBP LLC since 1993 and currently serves as our Executive Vice President, Sales and Marketing. Prior to 1993, Mr. Lowe's previous experience in the meat industry included Sales Representative positions at Beef America from 1988 to 1993, at Swift/Val-Agri, Inc. from 1986 to 1987, and at IBP, inc. from 1980 to 1986.

              Michael J. Eckman has served as the Executive Vice President, Human Resources of NBP LLC since November 2001 and currently serves as our Executive Vice President, Human Resources. Prior to joining NBP LLC, Mr. Eckman served as Executive Vice President of Human Resources for Solo Cup Co. from 1999 to 2001. Mr. Eckman held numerous positions within ConAgra Foods, Inc. from 1984 through 1998, including Senior Vice President of Human Resources of ConAgra Refrigerated Foods, Vice President of Human Resources of Armour Swift Eckrich, Vice President of Human Resources of Armour Food Company and Director of Labor Relations and Employee Benefits of Banquet Frozen Foods. Mr. Eckman also served as Banquet Frozen Foods' Director of Labor Relations and Employee Benefits when it was owned by RCA Corporation from 1978 to 1984, and held various Human Resources management positions within RCA's Picture Tube Division from 1972 to 1977.

              Simon P. McGee has served as the Executive Vice President, Corporate Strategy and Acquisitions of NBP LLC since April 2010 and currently serves as our Executive Vice President, Corporate Strategy and Acquisitions. Mr. McGee served as the Senior Vice President, Corporate Strategy and Acquisitions of NBP LLC from September 2009 to April 2010. From 2006 to 2009, Mr. McGee served as the Vice President, Corporate Strategy and Acquisitions of NBP LLC. Prior to joining NBP LLC, from 1999 to 2006, Mr. McGee served as an investment banker with Christenberry Collet & Company, Inc., an investment banking firm providing strategic corporate finance consulting on merger and acquisition and capital markets projects for middle-market public and private corporate clients. From 1988 to 1999, Mr. McGee was the founder and majority owner of McGee Ranch Company, Inc., a seedstock and commercial cow-calf enterprise.

              Bret G. Wilson has served as the Vice President, General Counsel and Secretary of NBP LLC since September 2009 and currently serves as our Vice President, General Counsel and Secretary. From 1994 to 2009, Mr. Wilson held numerous positions with H&R Block, Inc., a tax services and financial services company, and its subsidiaries, including Vice President and Secretary and Vice President, Corporate Development and Risk Management of H&R Block, Inc. and Vice President, Corporate Counsel of Block Financial Corporation.

              There are no family relationships between any of our executive officers or directors. The business address of each of our executive officers and directors is 12200 North Ambassador Drive, Kansas City, Missouri 64163.

Board Composition Following this Offering

              Upon the closing of this offering, National Beef will be a member and the sole manager of NBP LLC. NBP LLC's board of managers will cease to exist at that time.

              The board of directors has fixed by resolution the size of the board at seven members, effective upon consummation of this offering. Each director will be elected annually to serve until the election of the director's successor at an annual meeting of stockholders for the election of directors for the year in which the director's term expires or at a special meeting called for that purpose. Directors will (except for the filling of vacancies and newly created directorships) be elected by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of such directors.

              As a result of the founding members' significant ownership of our outstanding voting stock, we are relying on the "controlled company" exemption from certain corporate governance requirements of the NYSE. Pursuant to these exemptions, we will not be required by the NYSE to have a majority of independent directors or to maintain compensation and nominating and governance committees composed entirely of independent directors to continue to list the shares of our Class A common stock on the NYSE.

              Pursuant to a stockholders agreement with the founding members, so long as the founding members own at least 20% of NBP LLC's issued and outstanding new units held by the founding members immediately following the closing of this offering (or immediately following the closing of any final exercise by the underwriters of the overallotment option to purchase additional shares), then USPB and NBPCo Holdings will have the right to designate nominees to our seven-member board of directors, who will be voted upon by our stockholders. The designation right will vary by founding member as follows: four directors to be nominated by USPB, two of whom must be independent; two directors to be nominated by NBPCo Holdings, one of whom must be independent; and USPB and NBPCo Holdings will jointly designate our chief executive officer for election to the board.

              If at any time the number of new units owned by USPB is equal to or less than the number of new units owned by NBPCo Holdings, then USPB's designation right will be reduced from four directors to two directors, one of whom must be independent. If at any time USPB or NBPCo Holdings owns less than 5% of NBP LLC's issued and outstanding new units collectively owned by the founding members immediately following the closing of this offering (or immediately following the closing of any final exercise by the underwriters of the overallotment option to purchase additional shares), then such founding member shall cease to have any rights of designation and its director(s) will be nominated by our nominating and governance committee. If at any time the founding members, in the aggregate, own less than 20% of NBP LLC's issued and outstanding new units collectively owned by the founding members immediately following the closing of this offering (or immediately following the closing of any final exercise by the underwriters of the overallotment option to purchase additional shares), then the stockholders agreement shall immediately terminate and all directors will be nominated by our nominating and governance committee.

              Effective upon completion of this offering, our board of directors will consist of the seven members set forth below:

Name	Designated by Founding Member	Age as of April 20, 2010
Steven D. Hunt	USPB	51
Timothy M. Klein	USPB/NBPCo Holdings	53
Warren H. Gfeller*	USPB	57
Stephen A. Lightstone*	USPB	64
John R. Miller	USPB	57
Mark R. Peterson*	NBPCo Holdings	52
Larry Shipley	NBPCo Holdings	53

    *
    Indicates an independent director.

              Set forth below is a brief description of the business experience of each of the individuals that will become directors effective upon completion of this offering. For a description of the business experience of Messrs. Hunt and Klein, see "—Background of Current Executive Officers and Directors."

              Warren H. Gfeller is the owner of Stranger Valley Land Co. LLC, a diversified farm and ranch operation, and the owner of Clayton-Hamilton Equities LLC, an investment firm, both of which he founded in 1991. From 1984 to 1991, he served as President, Chief Executive Officer and director of Ferrellgas, Inc., a propane gas company, and from 1983 to 1984, he served as Executive Vice President, Chief Financial Officer and director of Ferrell Companies, Inc., the parent company of Ferrellgas. Prior to joining Ferrellgas, Mr. Gfeller served as Executive Vice President, Chief Financial Officer and director of Energy Sources, Inc., a commodities trading firm, from 1978 to 1983 and as a Senior Tax Consultant for Arthur Young & Co., an accounting firm, from 1974 to 1978. Mr. Gfeller is a member of the board of directors of Inergy LP, where he is a member of the Audit Committee and serves as Chairman of the Compensation Committee, Inergy Holdings LLC, Mowood LLC, Gardner Bancshares, Inc., where he serves as Chairman of the Audit Committee, and Kansas Wildscape Foundation, where he serves as Chairman of the Board.

              Stephen A. Lightstone is a managing director of CC Capital Advisors, an investment banking firm. Mr. Lightstone was formerly a principal of Christenberry Collet & Co., an investment banking firm, from March 2009 to October 2009. In October 2009, Christenberry Collet merged their practice into CC Capital Advisors. Mr. Lightstone served as Chairman and Chief Executive Officer of Kokam America, Inc., a manufacturer of superior lithium polymer batteries, from May 2008 until December 2008 and was non-executive Chairman of Kokam from July 2007 until April 2008. Mr. Lightstone was a managing director of Christenberry Collet & Co. from October 2007 until April 2008. Previously, Mr. Lightstone served as the Executive Vice President and Chief Financial Officer of Premium Standard Farms, Inc., a swine production and food processor, from August 1998 until the company's sale to Smithfield Foods, Inc. in May 2007. Mr. Lightstone has a MS in Finance and a BS in Industrial Management from the University of Kansas and is a Certified Public Accountant. Mr. Lightstone currently serves on the board of directors for Cramer Products, Inc. and the Advancement Board of the University of Kansas Medical School and University of Kansas Hospital.

              In early 2008, USPB retained Christenberry Collet & Co., where Stephen A. Lightstone then served as a managing director, to provide certain investment banking services for USPB. See "Certain Relationships and Related Party Transactions—Other Related Party Transactions—Transactions with Affiliates of Stephen A. Lightstone."

              John R. Miller served as a manager and Chief Executive Officer for National Beef Packing Company, LLC from 1992 to 2009. From 1992 to 2009, Mr. Miller served as the Chief Executive Officer of our National Carriers, Inc. subsidiary, and from 2001 to 2009, he served as the Chief

Executive Officer of aLF Ventures, LLC. Mr. Miller is a director of Solamere Capital LLC, Woodbury Strategic Partners LLC, Wasatch Premiere Properties LLC and Tower Group Holdings LLC.

              Mark R. Peterson is the President of Peterson Management Co. and has served as such since 2004. Peterson Management Co. is a holding company for several family businesses, including a 36,000 acre farming/ranching entity and a 650 head cow/calf operation, as well as several private equity investments. Prior to 2004, Mr. Peterson served as Vice President of Purchasing Operations for Tyson Foods from 2001 to 2004. Mr. Peterson served as Senior Vice President of Purchasing for IBP, inc. from 1998 to 2001, when it was sold to Tyson Foods, and held various other positions with IBP, inc. from 1986 to 1998. Mr. Peterson is a principal and board member of Liberty National Bank of Dakota Dunes, SD.

              Larry Shipley provides strategic, marketing, operational, and financial advisory services to business clients primarily in the consumer goods, agribusiness, energy, and service industries (including NBPCo Holdings' affiliate, BPI) as part of a management consulting practice he founded in 2003. From 1989 through 2001, Mr. Shipley served in various senior management capacities at IBP, inc., a former Fortune 500 publicly traded food company. Prior positions with IBP included Chief Financial Officer from 1995 to 2001, President of IBP Enterprises from 1997 to 2000, Executive Vice President Corporate Development from 1995 to 1997, Assistant to the Chairman from 1994 to 1995, and Assistant to the President from 1989 to 1994.

Committees of the Board of Directors

              Our board of directors will have an audit committee, a compensation committee and a nominating and governance committee. The board of directors also will establish such other committees as it deems appropriate, in accordance with applicable law and our certificate of incorporation and bylaws.

Audit Committee

              The members of the audit committee following this offering will be Messrs, Gfeller, Lightstone and Peterson, with Mr. Lightstone serving as chair. All of the proposed members of the audit committee are independent, as determined in accordance with NYSE rules and relevant federal securities laws and regulations. Our board has determined that each of Mr. Gfeller and Mr. Lightstone qualifies as an "audit committee financial expert" as defined in the federal securities laws and regulations. The audit committee will assist our board of directors in monitoring the integrity of the financial statements, the independent auditors' qualifications, independence and performance, the performance of our company's internal audit function and compliance by our company with certain legal and regulatory requirements. Investors will be able to view our Audit Committee Charter on the corporate governance section of our investor relations website at www.nationalbeef.com.

Compensation Committee

              The members of the compensation committee following this offering will be Messrs. Gfeller, Lightstone and Peterson, with Mr. Gfeller serving as chair. As a controlled company, we will not be required by the NYSE to have a compensation committee composed entirely of independent directors. However, all of the proposed members of the compensation committee are (i) "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Exchange Act and (ii) "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The compensation committee will oversee the compensation plans, policies and programs of our company and will have full authority to determine and approve the compensation of our chief executive officer, as well as to make recommendations with respect to compensation of our other executive officers. The compensation committee also will be responsible for producing an annual report on executive compensation for inclusion in our proxy statement. Investors will be able to view our

Compensation Committee Charter on the corporate governance section of our investor relations website at www.nationalbeef.com.

Nominating and Governance Committee

              We expect that the members of the nominating and governance committee following this offering will be Messrs. Gfeller, Lightstone and Peterson, with Mr. Peterson serving as chair. As a controlled company, we will not be required by the NYSE to have a nominating and governance committee composed entirely of independent directors. However, all of the proposed members of the nominating and governance committee are independent, as determined in accordance with NYSE rules and relevant federal securities laws and regulations. The nominating and governance committee will assist our board of directors in promoting the best interests of our company and our stockholders through the implementation of sound corporate governance principles and practices.

              Other than the director candidates designated by our founding members, the nominating and governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for each annual meeting of stockholders. It also will review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any changes in the composition of our board of directors and its committees. The nominating and governance committee also will recommend to our board of directors the corporate governance guidelines and standards regarding the independence of outside directors applicable to our company and review such guidelines and standards and the provisions of the nominating and governance committee charter on a regular basis to confirm that such guidelines, standards and charter remain consistent with sound corporate governance practices and with any legal, regulatory or NYSE requirements. The nominating and governance committee also will monitor our board of directors and our company's compliance with any commitments made to regulators or otherwise regarding changes in corporate governance practices and will lead our board of directors in its annual review of our board of directors' performance. Investors will be able to view our Nominating and Governance Committee Charter on the corporate governance section of our investor relations website at www.nationalbeef.com.

Corporate Governance and Code of Ethics

              We have adopted a corporate code of ethics for our principal executive officer, principal financial officer and principal accounting officer or controller within the meaning of the rules and regulations of the SEC. A copy of the Code may be obtained, without charge, upon written request to Bret G. Wilson, General Counsel, National Beef, Inc., P. O. Box 20046, Kansas City, Missouri 64195. Investors will also be able to view our Code of Ethics on the corporate governance section of our investor relations website at www.nationalbeef.com.

Compensation Committee Interlocks and Insider Participation

              We do not anticipate any interlocking relationships between any members of our compensation committee or our nominating and governance committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

              This section provides a discussion of the background and objectives of our compensation programs for senior management, including the following officers whom we refer to as our named executive officers:

Name	Title
Timothy M. Klein	President and Chief Executive Officer (July 27, 2009 to present) President and Chief Operating Officer (until July 27, 2009)
John R. Miller	Chief Executive Officer (until July 27, 2009)
Jay D. Nielsen	Chief Financial Officer
Terry L. Wilkerson	Executive Vice President, Operations
David L. Grosenheider	Executive Vice President, Business Planning and Analysis
Monte E. Lowe	Executive Vice President, Sales and Marketing

              Throughout this section, descriptions of historical practices and policies are of the practices and policies of NBP LLC and references to "we," "us," and the "Company," when used in relation to historical practices, are intended to be references to NBP LLC. Our compensation committee is expected to continue these policies in the short term but will reevaluate the current policies and practices as it considers advisable.

              The board of managers of NBP LLC has historically had the overall responsibility for monitoring and approving the compensation programs for our named executive officers and making decisions regarding compensation to be paid or awarded to them. Going forward, our compensation committee will oversee the Company's compensation plans, policies and programs for the named executive officers.

Objectives and Design of Our Compensation Program

              Our executive compensation program is designed to attract, retain, and reward talented executives who can contribute to our long term success and is based on the following general principles:

  •
  compensation must be competitive with that offered by other companies that compete with us for executive talent;

  •
  differences in compensation should reflect differing levels of responsibilities; and

  •
  performance-based compensation should focus on critical business objectives and align pay through performance-leveraged incentive opportunities.

The board of managers recognizes that the engagement of strong talent in critical functions may entail recruiting new executives at times and involve negotiations with individual candidates. As a result, the board may determine in a particular situation that it is in the best interests of the Company to negotiate compensation packages that deviate from our general compensation philosophy.

              The board of managers of NBP LLC historically did not seek input from outside compensation consultants with respect to compensation decisions.

Elements of Our Compensation Program

Base Salaries

              Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer's scope of responsibility and accountability with the Company. Messrs. Miller and Klein from time to time may have received a substantially greater portion of their total compensation in the form of incentive pay because of the incentive opportunities negotiated as part of their employment agreements described later in this section.

Annual and Long Term Incentives

              We maintain an annual incentive plan called the Management Incentive Program for the purpose of providing additional incentive compensation opportunities for our management and professional employees. With the exception of Messrs. Miller and Klein, all of our named executive officers participated in the Management Incentive Program for fiscal year 2009. Bonuses are earned under the plan if the Company attains certain minimum profit objectives in the applicable fiscal year, and paid to participants by November 30 following the end of the applicable fiscal year. The Management Incentive Program was designed to align the interests of management towards the achievement of a common goal of maximizing net income for the Company. The common goal upon which awards are based in the Management Incentive Program is "pre-bonus net income." "Pre-bonus net income" for the relevant business units is net income as normally calculated under generally accepted accounting principles, but before bonus expenses of the Company. Generally, no bonuses are paid under the Management Incentive Program unless the Company achieves a threshold "pre-bonus net income" determined by the Board prior to or shortly after the beginning of each fiscal year. Management may recommend to the Board, however, that bonuses be awarded notwithstanding the fact that the Company did not achieve the threshold "pre-bonus net income" in order to provide competitive compensation to employees. Under the Management Incentive Program for fiscal year 2009, $20.0 million in "pre-bonus net income" had to be achieved before bonuses could be paid. The Company believes "pre-bonus net income" is an appropriate measure of Company performance to utilize in making performance-based compensation decisions as senior management uses the same measure to evaluate the day-to-day performance of the business. According to the terms of the plan, if the pre-bonus net income threshold is met, a bonus pool is established as a percentage of pre-bonus net income and allocated to the named executive officers who are plan participants in proportion with their salaries relative to other salaried employees of the Company.

              We also maintain a long term incentive plan called the Management Long Term Incentive Plan, or LTIP. Participation is determined by the Chief Executive Officer for each fiscal year and is limited solely to key management employees who have a significant impact on the Company's long term, strategic results. With the exception of Messrs. Miller and Klein, all of our named executive officers participated in this plan for fiscal year 2009.

              Prior to or shortly after the beginning of each fiscal year, our Chief Executive Officer establishes the performance goals for the fiscal year and allocates to each participant a specified portion of the total incentive pool available for award under our LTIP. In determining each participant's portion of the total pool, the Chief Executive Officer considers the participant's ability to influence overall performance. The more senior the employee's position with the Company, the greater the portion of compensation that varies with performance. The Chief Executive Officer is not required to allocate the entire LTIP incentive pool for a given fiscal year and may reserve a portion to be used for discretionary awards in recognition of extraordinary individual performance. Amounts earned for any fiscal year vest in three equal installments, with the first tranche vesting at the end of the third year following the year in which the award is earned. For example, fiscal year 2009 awards will vest in equal installments of 33 1/3% each following the end of fiscal years 2012, 2013 and 2014. Until paid, amounts credited under the LTIP accrue interest at the weighted cost of debt capital for the Company. An executive will receive his incentive payment in cash at the time of vesting unless he elects to defer receipt of payment by making a timely deferral election in accordance with the terms of the plan.

              According to the terms of the plan, if the minimum earnings before interest and taxes, or EBIT, return on invested capital threshold is met, a bonus pool is established as a percentage of the Company's return on invested capital and allocated to the named executive officers who are plan participants in relation to their shares granted in the plan. No bonuses will be earned under the LTIP unless the Company attains a return on capital of at least 15%. In fiscal year 2009, $2,327,130 was generated under the formula used to calculate the LTIP. Of this amount, approximately 5.4%, 8.9%, 8.9% and 8.9% was allocated to Messrs. Nielsen, Wilkerson, Grosenheider and Lowe, respectively.

              Messrs. Miller and Klein have not participated in our annual or long term incentive plans. Instead, each officer has been eligible for annual and long term incentives set forth in their respective employment agreements. The annual incentives under their employment agreements have been based on the Company's earnings before taxes and the long term incentives are based on the Company's earnings before interest and taxes. See the section titled "Additional Information Regarding the Employment Agreements of Certain Named Executive Officers" for more information regarding the provisions of their employment agreements.

Employee Benefits

              Each of our named executive officers is entitled to participate in the Company's employee benefit plans (including 401(k) retirement savings, medical, dental, and life insurance benefits) on the same basis as other employees.

Employment-Related Agreements

              Messrs. Klein and Miller are the only two named executive officers of the Company covered by an employment or consulting agreement. Mr. Miller served as the Chief Executive Officer of NBP LLC until July 27, 2009.

Agreement with Timothy M. Klein

              On July 27, 2009, in connection with and effective upon his promotion to Chief Executive Officer, NBP LLC entered into an amendment to Mr. Klein's employment agreement. Pursuant to the amendment, Mr. Klein agreed to serve as Chief Executive Officer until August 27, 2014 at an annual salary of $900,000. The amendment also provides that, in addition to his salary, Mr. Klein will receive an annual bonus based on our earnings before taxes for each year and a long term bonus based on our earnings before interest and taxes. See "—Additional Information Regarding the Employment Agreements of Certain Named Executive Officers—Timothy M. Klein."

Agreements with John R. Miller

              Effective December 30, 2008, NBP LLC negotiated a new employment agreement with Mr. Miller to continue to serve as our Chief Executive Officer. Mr. Miller's previous employment agreement had expired in August 2008, and Mr. Miller had been serving as Chief Executive Officer in a month-to-month capacity during the interim period. The new employment agreement generally replicated the terms of the employment agreement that expired in August 2008. In line with Mr. Miller's previous employment agreement, the new agreement provided that, in addition to his salary of $1.1 million, Mr. Miller would receive an annual bonus based on our earnings before taxes for each year and a long term bonus based on our earnings before interest and taxes. The new agreement also entitled Mr. Miller to receive certain benefits described in the agreement and other customary benefits in accordance with our Company policies. See "—Additional Information Regarding the Employment Agreements of Certain Named Executive Officers—John R. Miller.

              On July 27, 2009, in connection with Mr. Miller's vacating his position as Chief Executive Officer and taking on a new role as an advisor to the Company and to facilitate a management transition, NBP LLC entered into a Consulting Agreement with Mr. Miller which provided for compensation terms substantially similar to his December 20, 2008 employment agreement. Pursuant to the Consulting Agreement, Mr. Miller agreed to provide consulting services to the Company until August 28, 2010 (or such later date as may be agreed upon), the Expiration Date, for an annual consulting fee of $1,100,000. The Consulting Agreement also provides that, in addition to his consulting fee, Mr. Miller will also be paid an annual incentive bonus and a long-term incentive bonus similar to those provided for in his previous employment agreement. Pursuant to the Consulting Agreement, we also agreed to (i) provide office support to Mr. Miller, (ii) reimburse Mr. Miller for reasonable business expenses and (iii) continue to lease the two aircraft owned by Mr. Miller on an arms-length commercially reasonable basis pursuant to the existing leases of such aircraft. The aircraft lease dated October 15, 2003 was terminated on January 13, 2010 in connection with the leasing of a different aircraft. See "Certain Relationships and Related Party Transactions—Certain Arrangements with Founding Members and their Affiliates—Transactions with John R. Miller."

Impact of Tax and Accounting Treatments

              We believe that the compensation paid to our named executive officers is fully deductible under the Code at the time it is paid. We further believe that Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment, or SFAS 123(R), did not have a material effect on our compensation program because we historically have not awarded stock options, restricted shares or other equity-based compensation.

Timing of Compensation Decisions

              Prior to or shortly after the beginning of each fiscal year, the board of managers of NBP LLC and its Chief Executive Officer reviewed prior year performance and authorized the distribution of annual and long term incentives, if any, for the prior year. Any changes in base salaries may also have been considered at that time. Deviation from this general practice was allowed when appropriate under the circumstances.

Stock Ownership Guidelines

              The Company does not impose any minimum equity guidelines for our named executive officers.

Our Compensation Program Going Forward

Compensation Committee

              In connection with this offering, we will form a compensation committee that will oversee the Company's compensation plans, policies and programs for the named executive officers. As a controlled company, we will not be required by the NYSE to have a compensation committee composed entirely of independent directors. However, all of the proposed members of the compensation committee are (i) "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Exchange Act and (ii) "outside directors" within the meaning of Section 162(m) of the Code.

Equity Incentive Plan

              We have adopted an Equity Incentive Plan, or the Plan, which is intended to provide our officers, employees, consultants and non-employee directors with added incentive to remain employed by us and align such individuals' interests with those of our stockholders. The material terms of the Plan are as follows:

              Plan Term.    The Plan term will begin immediately prior to completion of this offering and will terminate on the tenth anniversary of its effective date, unless terminated earlier by the board.

              Eligible Participants.    All officers, employees, consultants and non-employee directors and persons who will become officers, employees, consultants or non-employee directors of the company or any of its subsidiaries are eligible to receive awards under the Plan. The compensation committee shall determine the participants under the Plan.

              Shares Authorized.                    shares of our Class A common stock will be available for awards granted under the Plan, subject to adjustment for stock splits and other similar changes in capitalization. The number of available shares will be reduced by the aggregate number of shares that become subject to outstanding awards granted under the Plan. To the extent that shares subject to an outstanding award granted under the Plan are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or by reason of the settlement of such award in cash, then such shares will again be available under the Plan.

              Award Types.    Awards include non-qualified and incentive stock options, stock appreciation rights, restricted stock, restricted stock units and performance units, any or all of which may be made contingent upon the achievement of performance criteria. The compensation committee has the discretionary authority to determine the size of an award.

              Administration.    The compensation committee shall interpret, construe and administer the Plan. The compensation committee's interpretation, construction and administration of the Plan and all of its determinations thereunder shall be final, conclusive and binding on all persons.

              The compensation committee shall have the authority to determine the participants in the Plan, the form, amount and timing of any awards, the performance goals, if any, and all other terms and conditions pertaining to any award. The compensation committee may take any action such that (i) any outstanding options and stock appreciation rights become exercisable in part or in full, (ii) all or any portion of a restriction period on any restricted stock or restricted stock units shall lapse, (iii) all or a portion of any performance period applicable to any performance-based award shall lapse and (iv) any performance measures applicable to any outstanding award be deemed satisfied at the target level or any other level. The compensation committee may delegate some or all of its powers and authority to the Chief Executive Officer or other executive officer as the compensation committee deems appropriate, except for awards granted to (i) any officer who is subject to Section 16 of the Exchange Act and (ii) any person who is or is likely to be a "covered employee" within the meaning of Section 162(m) of the Internal Revenue Code. Only the compensation committee may make decisions concerning the timing, pricing or amounts of an award to such officers.

              Stock Options and Stock Appreciation Rights.    The Plan provides for the grant of stock options and stock appreciation rights. Stock options may be either tax-qualified incentive stock options or non-qualified options. The compensation committee will determine the terms and conditions to the exercisability of each option and stock appreciation right.

              The period for the exercise of a non-qualified stock option or stock appreciation right will be determined by the compensation committee provided that no option may be exercised later than ten years after its date of grant. The exercise price of a non-qualified stock option and the base price of a stock appreciation right will not be less than 100% of the fair market value of a share of our Class A common stock on the date of grant, provided that the base price of a stock appreciation right granted in tandem with an option will be the exercise price of the related option. A stock appreciation right entitles the holder to receive upon exercise (subject to tax withholding in respect of an employee) shares of our Class A common stock (which may be restricted stock) with a value equal to the difference between the fair market value of our Class A common stock on the exercise date and the base price of the stock appreciation right.

              Each incentive stock option will be exercisable for not more than ten years after its date of grant, unless the optionee owns more than ten percent of the voting power of all shares of our capital stock (a "ten percent holder"), in which case the option will be exercisable for not more than five years after its date of grant. The exercise price of an incentive stock option will not be less than the fair market value of a share of our Class A common stock on its date of grant, unless the optionee is a ten percent holder, in which case the option exercise price will be the price required by the Internal Revenue Code, currently 110% of fair market value.

              Upon exercise, the option exercise price may be paid in cash, by the delivery of previously owned shares of our Class A common stock or through a cashless exercise arrangement. All of the terms relating to the exercise, cancellation or other disposition of an option or stock appreciation right upon a termination of employment, whether by reason of disability, retirement, death or any other reason, shall be determined by the compensation committee.

              Stock Awards.    The Plan provides for the grant of stock awards. The compensation committee may grant a stock award either as a restricted stock award or a restricted stock unit award and, in either case, the compensation committee may determine that such award shall be subject to the attainment of performance measures over an established performance period. All of the terms relating to the satisfaction of performance measures and the termination of a restriction period, or the forfeiture and cancellation of a stock award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the compensation committee.

              The agreement awarding restricted stock units will specify whether such award may be settled in shares of our Class A common stock, cash or a combination thereof and whether the holder will be entitled to receive dividend equivalents, on a current or deferred basis, with respect to such award. Prior to settlement of a restricted stock unit, the holder of a restricted stock unit will have no rights as our stockholder.

              Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock will have rights as our stockholder, including the right to vote and receive dividends with respect to the shares of restricted stock, except that distributions other than regular cash dividends and regular cash dividends with respect to shares of restricted stock subject to performance-based vesting conditions will be held by us and will be subject to the same restrictions as the restricted stock.

              Performance Unit Awards.    The Plan also provides for the grant of performance unit awards. Each performance unit is a right, contingent upon the attainment of performance measures within a specified performance period, to receive a specified cash amount or shares of our Class A common stock, which may be restricted stock, having a fair market value equal to such cash amount. Prior to the settlement of a performance unit award in shares of our Class A common stock, the holder of such award will have no rights as our stockholder with respect to such shares. Performance units will be non-transferable and subject to forfeiture if the specified performance measures are not attained during the specified performance period. All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance unit award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the compensation committee.

              Performance Goals.    Under the Plan, the vesting or payment of performance-based awards will be subject to the satisfaction of certain performance goals. The performance goals applicable to a particular award will be determined by the compensation committee at the time of grant. The performance goals may be one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures, stated in either absolute terms or relative terms, such as rates of growth or improvement: the attainment by a share of our common stock of a specified fair market value for a specified period of time, earnings per share, return to stockholders (including dividends), return on assets, return on equity, our earnings before or after taxes and/or interest, revenues, expenses, market share, cash flow or cost reduction goals, interest expense after taxes, return on investment, return on investment capital, return on operating costs, economic value created, operating margin, gross margin, achievement of annual operating profit plans, net income before or after taxes, pretax earnings before interest, depreciation and/or amortization, pretax operating earnings after interest expense and before incentives, and/or extraordinary or special items, operating earnings, net cash provided by operations, and strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, days sales outstanding goals, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, productivity, efficiency, and goals relating to acquisitions or divestitures, or any combination of the foregoing.

              Amendment or Termination of the Plan.    The board may amend or terminate the Plan as it deems advisable, subject to any requirement of stockholder approval required by law, rule or regulation; provided that no amendment may impair the rights of a holder of an outstanding award without the consent of such holder.

              Change of Control.    In the event of a change in control, all outstanding awards will become vested and all performance goals will be deemed to have been satisfied at the target level, or at such higher level determined by the board. In addition, the board may, in its discretion, (1) require that shares of stock of the corporation resulting from such change in control, or a parent corporation thereof, be substituted for some or all of our shares subject to an outstanding award, and/or (2) require outstanding awards, in whole or in part, to be surrendered by the holder, and to be immediately cancelled, and to provide for the holder to receive (A) a cash payment in an amount equal to (i) in the case of an option or stock appreciation right, the number of our shares then subject to the portion of such option or stock appreciation right surrendered, whether vested or unvested, multiplied by the excess, if any, of the fair market value of a share of our Class A common stock as of the date of the change in control, over the purchase price or base price per share of our Class A common stock subject to such option or stock appreciation right, (ii) in the case of a stock award, the number of shares of our common stock then subject to the portion of such award surrendered, whether vested or unvested, multiplied by the fair market value of a share of our Class A common stock as of the date of the change in control, and (iii) in the case of a performance unit award, the value of the performance units then subject to the portion of such award surrendered, whether vested or unvested; (B) shares of capital stock of the corporation resulting from such change in control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (A) above; or (C) a combination of the payment of cash pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above.

    Federal Income Tax Consequences.

              The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the Plan. This discussion does not address all aspects of the United States federal income tax consequences of participating in the Plan that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the Plan. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States federal income tax laws to such participant's particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any award granted under the Plan.

              Section 162(m) of the Internal Revenue Code.    Section 162(m) of the Internal Revenue Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to each of the corporation's chief executive officer and the corporation's three most highly compensated executive officers other than the chief executive officer and the chief financial officer. Based on a transitional rule that applies to companies following an initial public offering, we do not expect the Plan to be subject to Section 162(m) of the Internal Revenue Code until our first annual meeting of stockholders at which directors are to be elected that occurs after the end of the third calendar year following the year in which this offering occurs.

              Stock Options.    A participant will not recognize taxable income at the time an option is granted and we will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and we will be entitled to a corresponding deduction. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for longer than two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and we will not be entitled to any deduction. If, however, those shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (1) the amount realized upon that disposition and (2) the excess of the fair market value of those shares on the date of exercise over the exercise price, and we will be entitled to a corresponding deduction.

              Stock Appreciation Rights.    A participant will not recognize taxable income at the time stock appreciation rights are granted and we will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered. This amount is deductible by us as compensation expense.

              Stock Awards.    A participant will not recognize taxable income at the time restricted stock is granted and we will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) at the time the restrictions lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions is deductible by us as compensation expense. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and we will be entitled to a corresponding deduction.

              A participant will not recognize taxable income at the time a restricted stock unit is granted and we will not be entitled to a tax deduction at that time. Upon settlement of restricted stock units, the participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by us. The amount of ordinary income recognized is deductible by us as compensation expense.

              Performance Unit Awards.    A participant will not recognize taxable income at the time performance units are granted and we will not be entitled to a tax deduction at that time. Upon the settlement of performance units, the participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by us. This amount is deductible by us as compensation expense.

    Grants of Restricted Stock Units in Connection with this Offering

              We expect to issue restricted stock unit awards under the Plan in connection with this offering. These restricted stock units will be settled in shares of Class A common stock and vest in equal annual installments over four years following the date of grant. The table below shows the number of restricted stock units that we expect to issue to each of our named executive officers who are still employed by us, our executive officers as a group as well as all other employees.

Recipient(s)(1)	Restricted Stock Units
Timothy M. Klein
Jay D. Nielsen
Terry L. Wilkerson
David L. Grosenheider
Monte E. Lowe
All Executive Officers, as a group
All Other Employees, as a group

(1)
In addition, restricted stock unit awards will be granted to certain non-employee directors as described under "—Manager and Director Compensation."

              We also expect to make certain grants under the Plan as part of our long-term incentive awards relating to performance of the Company in fiscal 2010. These awards are expected to be in the form of options and restricted stock units. The options and restricted stock units, if earned, will vest in equal annual installments over the three-year period following the date of grant. The number of options and restricted stock units that will be granted will not be determined until after the end of fiscal 2010.

Compensation Consultant

              As noted above, NBP LLC did not historically employ a compensation consultant. The Company has engaged a compensation consultant in connection with the adoption of the Plan.

Summary Compensation Table

              The table below sets forth information regarding the fiscal year compensation for our named executive officers.

Name and Principal Position	Fiscal Year	Salary(1)	Bonus		Option Awards	Non-Equity Incentive Plan Compensation		Change in Pension Value	All Other Compensation		Total
Timothy M. Klein,	2009	$565,385	—		—	$4,137,310		—	$6,309		$4,709,004
President and Chief	2008	$509,616	$150,000		—	$1,056,320		—	$5,591		$1,721,527
Executive Officer	2007	$500,000	$150,000	(2)	—	$26,427	(3)	—	$5,074	(4)	$681,501
John R. Miller,	2009	$1,051,923	—		—	$2,287,863		—	$5,549		$3,345,335
Former Chief Executive	2008	$917,308	$300,000		—	$5,128,699		—	$5,061		$6,351,068
Officer	2007	$900,000	$300,000	(5)	—	$52,854	(6)	—	$4,772	(7)	$1,257,626
Jay D. Nielsen,	2009	$190,000	—		—	$257,667		—	$5,509		$453,176
Chief Financial Officer	2008	$184,519	—		—	$234,459		—	$4,694		$423,672
	2007	$165,000	$9,037	(8)	—	$55,812	(9)	—	$4,274	(10)	$234,123
Terry L. Wilkerson,	2009	$275,000	—		—	$402,601		—	$11,110		$688,711
Executive Vice President,	2008	$280,289	—		—	$373,709		—	$11,228		$665,226
Operations	2007	$260,577	$14,271	(8)	—	$91,872	(11)	—	$10,644	(12)	$377,364
David L. Grosenheider,	2009	$266,347	—		—	$397,063		—	$6,635		$670,045
Executive Vice President,	2008	$254,808	—		—	$358,254		—	$5,917		$618,979
Business Planning and	2007	$242,789	$13,297	(8)	—	$91,872	(13)	—	$5,420	(14)	$353,378
Analysis
Monte E. Lowe,	2009	$266,347	—		—	$397,063		—	$6,443		$669,853
Executive Vice President,	2008	$254,808	—		—	$358,254	(15)	—	$5,917	(16)	$618,979
Sales and Marketing

(1)
Salaries are paid on a weekly basis. Fiscal years 2009 and 2007 consisted of 52 weeks while 2008 consisted of 53 weeks.

(2)
Represents aggregate quarterly bonuses paid pursuant to an employment agreement between Mr. Klein and the Company.

(3)
Represents annual earning-based bonuses of $26,427, $1,056,320 and $1,206,842 in fiscal years 2007, 2008 and 2009, respectively, plus, with respect to 2009, a long-term bonus covering fiscal years 2007, 2008 and 2009 of $2,930,468 earned at the conclusion of fiscal year 2009.

(4)
Comprised of a Company matching payment toward a 401(k) retirement plan of $4,100, $4,770 and $4,600 in fiscal years 2007, 2008 and 2009, respectively, as well as a premium payment of life insurance benefit of $974, $821 and $1,709 in fiscal years 2007, 2008 and 2009, respectively.

(5)
Represents aggregate quarterly bonuses paid pursuant to an employment agreement between Mr. Miller and the Company.

(6)
Represents annual earnings-based bonus of $52,854, $2,112,640 and $2,287,863 in fiscal years 2007, 2008 and 2009, respectively, and a long-term bonus of $3,016,059 earned at the conclusion of fiscal year 2008.

(7)
Comprised of a Company matching payment toward a 401(k) retirement plan of $3,798, $4,240 and $3,840 in fiscal years 2007, 2008 and 2009, respectively, as well as a premium payment of life insurance benefit of $974, $821 and $1,709 in fiscal years 2007, 2008 and 2009, respectively.

(8)
Represents the executive's portion of the $1.8 million aggregate discretionary bonus approved for management employees in fiscal year 2007.

(9)
Comprised of $38,596, $111,724 and $124,668 earned under the Management Long Term Incentive Plan for fiscal years 2007, 2008 and 2009, respectively, plus $17,216, $10,818 and $11,397 of accrued interest with respect to fiscal years 2007, 2008 and 2009, respectively, attributable to amounts credited on the executive's behalf under the Management Long Term Incentive Plan for prior fiscal years. The 2008 and 2009 amounts also include $111,917 and $121,602 earned in fiscal years 2008 and 2009, respectively, under our Management Incentive Program.

(10)
Comprised of a Company matching payment toward a 401(k) retirement plan of $3,300, $3,873 and $3,800 for fiscal years 2007, 2008 and 2009, respectively, as well as a premium payment of life insurance benefit of $974, $821 and $1,709 in fiscal years 2007, 2008 and 2009, respectively.

(11)
Comprised of $64,326, $186,207 and $207,779 earned under the Management Long Term Incentive Plan in fiscal years 2007, 2008 and 2009, respectively, plus $27,546, $17,498 and $18,819 of accrued interest with respect to fiscal years 2007, 2008 and 2009, respectively, attributable to amounts credited on the executive's behalf under the Management Long Term Incentive Plan for prior fiscal years. The 2008 and 2009 amounts also include $170,004 and $176,003 earned in fiscal years 2008 and 2009 under our Management Incentive Program.

(12)
Comprised of a Company matching payment toward a 401(k) retirement plan of $4,869, $5,606 and $4,600 in fiscal years 2007, 2008 and 2009, respectively, as well as a premium payment of life insurance benefit of $5,775, $5,622 and $6,510 in fiscal years 2007, 2008 and 2009, respectively.

(13)
Comprised of $64,326, $186,207 and $207,779 earned under the Management Long Term Incentive Plan in fiscal years 2007, 2008 and 2009, respectively, plus $27,546, $17,498 and $18,819 of accrued interest with respect to fiscal years 2007, 2008 and 2009, respectively, attributable to amounts credited on the executive's behalf under the Management Long Term Incentive Plan for prior fiscal years. The 2008 and 2009 amounts also include $154,549 and $170,464 earned in fiscal years 2008 and 2009 under our Management Incentive Program.

(14)
Comprised of a Company matching payment toward a 401(k) retirement plan of $4,446, $5,096 and $4,927 in fiscal years 2007, 2008 and 2009, respectively, as well as a premium payment of life insurance benefit of $974, $821 and $1,708 in fiscal years 2007, 2008 and 2009, respectively.

(15)
Comprised of $186,207 and $207,779 earned under the Management Long Term Incentive Plan in fiscal years 2008 and 2009, respectively, plus $17,498 and $18,819 of accrued interest with respect to fiscal years 2008 and 2009, respectively, attributable to amounts credited on the executive's behalf under the Management Long Term Incentive Plan for prior fiscal years. These amounts also include $154,549 and $170,464 earned in fiscal years 2008 and 2009, respectively, under our Management Incentive Program.

(16)
Comprised of a company matching payment toward a 401(k) retirement plan of $5,096 and $4,735 in fiscal years 2008 and 2009, respectively, as well as a premium payment of life insurance benefit of $821 and $1,708 in fiscal years 2008 and 2009, respectively.

Grants of Plan-Based Awards

              The table below sets forth information regarding grants of non-equity plan-based awards made to our named executive officers during fiscal year 2009. The Summary Compensation Table above provides information regarding the actual dollar amounts earned under our annual and long term incentive plans.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
									Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Name and Principal Position	Grant Type	Grant Date	Threshold ($)	Target ($)		Maximum ($)
Timothy M. Klein,	—	—	—	1,206,842	(1)	—	—	—	—	—
President and Chief
Executive Officer
John R. Miller,	—	—	—	2,287,863	(2)	—	—	—	—	—
Former Chief Executive Officer
Jay D. Nielsen,	MIP			121,602	(3)		—	—	—	—
Chief Financial Officer	LTIP	—	—	124,668	(4)	—
Terry L. Wilkerson,	MIP			176,003	(3)		—	—	—	—
Executive Vice President,	LTIP	—	—	207,779	(4)	—
Operations
David L. Grosenheider,	MIP			170,464	(3)		—	—	—	—
Executive Vice President,	LTIP	—	—	207,779	(4)	—
Business Planning and
Analysis
Monte E. Lowe,	MIP			170,464	(3)		—	—	—	—
Executive Vice President,	LTIP	—	—	207,779	(4)	—
Sales and Marketing

(1)
Pursuant to Mr. Klein's employment agreement, (x) he is entitled to an annual bonus for fiscal year 2009 based on the following formula: (a) if the Company's cumulative earnings before taxes, or EBT, during fiscal year 2009 exceeds $20,000,000, 1.432% of such excess, up to EBT of $80,000,000; plus (b) if such cumulative EBT exceeds $80,000,000, 0.55% of such excess; and (y) he is entitled to an annual bonus for fiscal years 2010 and beyond based on the following formula: (a) if the Company's cumulative earnings before taxes, or EBT, during any such fiscal year exceeds $20,000,000, 2% of such excess, up to EBT of $80,000,000; plus (b) if such cumulative EBT exceeds $80,000,000, 1% of such excess. There are no threshold, target or maximum amounts. The amount shown was earned in fiscal year 2009 from the annual incentive calculation.

(2)
Pursuant to Mr. Miller's agreement with the Company, he is entitled to an annual bonus based on the following formula: (a) if the Company's cumulative earnings before taxes, or EBT, during the fiscal year exceeds $20,000,000, 2.75% of such excess, up to EBT of $80,000,000; plus (b) if such cumulative EBT exceeds $80,000,000, 1.0% of such excess. There are no threshold, target or maximum amounts. The amount shown was earned in fiscal year 2009 from the annual incentive calculation.

(3)
Executive is a participant in our Management Incentive Program, which is described on page 82 under the heading "Annual and Long-Term Incentives" in our Compensation Discussion and Analysis. Amounts earned under the Management Incentive Plan are determined as a percentage of a bonus pool that is established on the basis of our pre-bonus net income for the year assuming a minimum level of pre-bonus net income is attained. There are no threshold, target or maximum amounts. The amount shown was calculated for fiscal year 2009 based on the formula.

(4)
Executive is a participant in our Management Long Term Incentive Program, which is described on page 82 under the heading "Annual and Long-Term Incentives" in our Compensation Discussion and Analysis. Amounts earned under the Management Long Term Incentive Program are determined as a percentage of the Company's return on invested capital, assuming a minimum EBIT level is attained. There are no threshold, target or maximum amounts. The amount shown was calculated for fiscal year 2009 based on the formula.

Additional Information Regarding the Employment Agreements of Certain Named Executive Officers

              Some of the grants and compensation reflected in the above tables are a direct result of the employment agreements that NBP LLC had entered into with two of the named executive officers. The following summary identifies the material terms of these agreements that impacted the compensation of, or grants to, these individuals reflected in the Summary Compensation Table and the Grants of Plan-Based Awards Table.

Timothy M. Klein

              Mr. Klein's employment agreement in place during the majority of 2009 provided that Mr. Klein would receive an annual salary of $500,000. On July 27, 2009, the agreement was amended to increase his annual salary to $900,000. In addition to his salary, the agreement also provided that Mr. Klein would have an annual bonus opportunity based on our earnings before taxes for each year and long term bonus opportunities based on our earnings before interest and taxes.

              Pursuant to his employment agreement, Mr. Klein's annual earnings-based bonus was computed applying the formula described in footnote 4 to the Grants of Plan-Based Awards table set forth above. Mr. Klein's long term bonus opportunities included the following:

  •
  If Mr. Klein was continuously employed through the last day of fiscal year 2009, he would be entitled to a bonus equal to: (a) if the Company's cumulative EBIT during the period from the first day of fiscal year 2006 through the last day of fiscal year 2009 exceeds $115,000,000, 3.9% of such excess, up to cumulative EBIT of $150,000,000; plus (b) if such cumulative EBIT exceeds $150,000,000, 1.1% of such excess, up to cumulative EBIT of $175,000,000; plus (c) if such cumulative EBIT exceeds $175,000,000, .6% of such excess.

  •
  If Mr. Klein is continuously employed through the last day of fiscal year 2012, he will be entitled to an additional long term bonus equal to: (a) if the Company's cumulative EBIT during the period from the first day of fiscal year 2010 through the last day of fiscal year 2012 exceeds $115,000,000, 4% of such excess, up to cumulative EBIT of $150,000,000; plus (b) if such cumulative EBIT exceeds $150,000,000, .75% of such excess.

  •
  If Mr. Klein is continuously employed through the last day of fiscal year 2014, he will be entitled to an additional long term bonus equal to: (a) if the Company's cumulative EBIT during the period from the first day of fiscal year 2013 through the last day of fiscal year 2014 exceeds $76,667,000, 4% of such excess, up to cumulative EBIT of $100,000,000; plus (b) if such cumulative EBIT exceeds $100,000,000, .75% of such excess.

John R. Miller

              Mr. Miller's employment agreement in place during fiscal year 2009 provided that Mr. Miller would receive an annual salary of $1.1 million. In addition to his salary, the agreement also provided that Mr. Miller would have an annual bonus opportunity based on our earnings before taxes and a long term bonus opportunity based on our earnings before interest and taxes, for the period between August 30, 2008 and August 28, 2010.

              Mr. Miller's annual "earnings-based" bonus is computed applying the following formula: (a) if the Company's cumulative earnings before taxes, or EBT, during the fiscal year exceeded $20,000,000, 2.75% of such excess, up to EBT of $80,000,000; plus (b) if such cumulative EBT exceeded $80,000,000, 1.0% of such excess. Mr. Miller's long term bonus is based on the following formula and is subject to Mr. Miller's continuous employment through the last day of fiscal year 2010: (a) if the Company's cumulative EBIT during the period from the first day of fiscal year 2009 through the last day of fiscal year 2010 exceeded $76,667,000, 6.0% of such excess, up to cumulative EBIT of $100,000,000; plus (b) if such cumulative EBIT exceeded $100,000,000, 2.0% of such excess.

Option Exercises and Stock Vested

              The Company has not utilized stock options, restricted shares or similar equity-based awards for our named executive officers and there were no such awards exercised or vested during fiscal year 2009.

Retirement Plans

              We do not maintain a qualified or non-qualified defined benefit pension plan covering any of our employees. Our named executive officers are eligible to participate in our tax-qualified Profit Sharing and Savings Plan on the same basis as other employees under the plan. The Company makes a matching contribution to this plan equal to 50% of each participant's own elective contributions up to 4% of salary. The Company also has the discretion to make annual profit sharing contributions that are allocated among all eligible participants in proportion to their respective compensation. The Summary Compensation Table above reflects the actual dollar amounts contributed to our Profit Sharing and Savings Plan on each named executive officer's behalf.

Nonqualified Deferred Compensation

              The following table reflects the amounts credited under our Management Long Term Incentive Plan on behalf of our named executive officers. We do not maintain any other non-qualified deferred compensation plans.

Name and Principal Position	Executive contributions in last fiscal year ($)	Registrant contributions in last fiscal year ($)		Aggregate earnings in last fiscal year ($)		Aggregate withdrawals/ Distributions ($)		Aggregate balance at last fiscal year end ($)
Timothy M. Klein,	—	—		—		—	(1)	—	(2)
President and Chief Executive Officer
John R. Miller,	—	—		—		—	(3)	—
Former Chief Executive Officer
Jay D. Nielsen,	—	124,668	(4)	11,397	(5)	59,415	(6)	330,450	(7)
Chief Financial Officer
Terry L. Wilkerson,	—	207,779	(4)	18,819	(5)	95,064	(6)	547,826	(7)
Executive Vice President, Operations
David L. Grosenheider,	—	207,779	(4)	18,819	(5)	95,064	(6)	547,826	(7)
Executive Vice President, Business Planning and Analysis
Monte E. Lowe,	—	207,779	(4)	18,819	(5)	95,064	(6)	547,826	(7)
Executive Vice President, Sales and Marketing

(1)
Pursuant to Mr. Klein's Deferred Equity Incentive Compensation Agreement dated August 6, 2003, 3,028,571 Class A interests and 304,762 Class C interests were earned by Mr. Klein for services performed prior to August 6, 2003. The Class A and Class C interests were issued on August 6, 2008 and partially redeemed in a series of transactions in fiscal year 2009. The approximate value of the Class A and Class C interests that were redeemed was $1,061,905.

(2)
The value of the Class A interests held by Mr. Klein that remained outstanding at the end of fiscal year 2009 was $2,271,428.

(3)
Pursuant to Mr. Miller's Deferred Equity Incentive Compensation Agreement dated August 6, 2003, 6,057,143 Class A interests and 609,524 Class C interests were earned by Mr. Miller for services performed prior to August 6, 2003. The Class A and Class C interests were issued on August 6, 2008 and redeemed in a series of transactions in fiscal year 2009. The value of the Class A and Class C interests that were redeemed was $6,666,667.

(4)
This amount represents the amount awarded to the executive under our Management Long Term Incentive Plan for fiscal year 2009. This amount is also included in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

(5)
This amount represents accrued interest on the incentive bonuses credited on the executive's behalf under our Management Long Term Incentive Plan for fiscal year 2009 and earlier years.

(6)
This amount represents the vested incentive payments paid to executive during fiscal 2009 under our Management Long Term Incentive Plan.

(7)
This amount represents the aggregate unpaid incentive bonuses (both vested and non-vested) credited on executive's behalf under our Management Long Term Incentive Plan for all fiscal years through 2009.

Amounts Deferred under the Long Term Incentive Plan

              The Nonqualified Deferred Compensation table reflects amounts awarded and deferred under the LTIP. Pursuant to the LTIP, three years after the close of the fiscal year in which the award is granted, a participant becomes 33.33% vested. At the close of each subsequent year, an additional 33.33% of the award vests until the award is fully vested. Unless a participant elects to receive payment of the vested portions of his or her award for a particular year in cash, all amounts awarded under the plan remain in the plan as an investment in the working capital of the Company, even after such awards have vested. The amounts that remain in the plan accrue interest at the weighted cost of debt capital, which for fiscal 2009 was 5.71%. Vested awards remaining in the plan are paid to the participants or their respective beneficiaries upon disability, retirement or death.

Potential Payments upon Termination or Change in Control

              The following table provides an estimate of the payments and benefits that would be paid to Messrs. Miller and Klein, assuming an August 29, 2009 termination date, upon voluntary or involuntary termination of employment. The table does not reflect any payments or benefits that would be paid to our employees generally, including for example accrued salary and vacation pay or normal distribution of account balances under our qualified defined contribution plan. Messrs. Nielsen, Wilkerson, Grosenheider, and Lowe are not shown below as the Company does not have any obligation to pay them any severance related compensation pursuant to a change in control, severance or similar agreement, plan or policy.

Name and Principal Position	Termination by executive for good reason ($)	Termination by us without cause ($)	Death or disability ($)
Timothy M. Klein, President and Chief Executive Officer(1)
• Base Salary	4,500,000	4,500,000	900,000
• Incentive Pay	20,303,259	20,303,259	3,562,791
• Fringe Benefits	57,023	57,023	11,405	(3)

• Total	24,860,282	24,860,282	4,474,196

John R. Miller, Former Chief Executive Officer(2)
• Base Salary	1,100,000	1,100,000	1,100,000
• Incentive Pay	8,987,152	8,987,152	8,987,152
• Fringe Benefits	10,645	10,645	10,645	(3)

• Total	10,097,797	10,097,797	10,097,797

(1)
The items shown in this table reflect the Company's estimated obligations through the term of Mr. Klein's employment agreement. The term of his agreement expires August 27, 2014.

(2)
The items shown in this table reflect the Company's estimated obligations through the term of Mr. Miller's consulting agreement. The term of his agreement expires August 28, 2010.

(3)
Not payable in the event of death.

              We may terminate Mr. Miller's Consulting Agreement, subject to certain notice and hearing requirements, as applicable, by reason of Mr. Miller's permanent disability, death or with or without cause. Mr. Miller may terminate the agreement for any reason, no reason or "good reason" (as defined in the Consulting Agreement) upon written notice to the Company. If the Consulting Agreement is terminated for death or disability, Mr. Miller shall be entitled to any accrued consulting fees, plus certain continuing consulting fees, Annual Bonus and Long-Term Bonus amounts. If the Consulting Agreement is terminated by the Company for cause or by Mr. Miller other than for "good reason," the Company is only obligated to pay the amount of any accrued consulting fees. If the Company terminates for no reason or Mr. Miller terminates for good reason, he shall be entitled to (1) consulting fees through the Expiration Date, (2) Annual Bonus that would have accrued for such year and each year through the Expiration Date, and (3) the long-term bonus that would have accrued through the Expiration Date.

              Pursuant to the Consulting Agreement, Mr. Miller agreed that during the term of the agreement and for a period of 18 months thereafter, he will not compete directly or indirectly with the Company, including owning a significant interest in a competitive business, diverting or attempting to divert clients or customers or inducing an employee of the Company to leave such employment. Mr. Miller also agreed to keep information concerning the Company confidential.

              Mr. Klein's employment agreement provides that if we terminate his employment without cause or if he terminates his employment with good reason, he will continue to receive his then-current salary and specified bonuses and we will maintain certain fringe benefits on his behalf for the remainder of the five-year term specified in the agreement. Mr. Klein's employment agreement also contains a covenant not to compete for eighteen months following the termination of his employment, subject to certain conditions.

Manager and Director Compensation

              The members of the board of managers of NBP LLC have not historically received any separate compensation for serving in such capacity other than reimbursement of their out-of-pocket business expenses. It is anticipated, however, that the Company will implement a compensation program for the non-employee directors (other than Messrs. Hunt and Miller) who will join our board of directors at the time of the completion of this offering. That compensation program will include an annual cash retainer of $50,000. In addition, non-employee directors (other than Messrs. Hunt and Miller) will receive an annual retainer of $10,000 for each of the board committees (i.e., Audit, Compensation and Nominating and Governance Committees) on which they serve. Finally, the Chairs of the Audit and Compensation Committees will receive an incremental cash retainer of $5,000.

              In addition to this cash retainer, non-employee directors (other than Messrs. Hunt and Miller) will also receive an annual grant of restricted stock units having a value of $80,000. These restricted stock units will vest one year following the date of grant.

Compensation Committee Interlocks and Insider Participation

              The board of managers of NBP LLC made all compensation-related decisions that affect Mr. Miller, our former Chief Executive Officer, and Mr. Klein, our current President and Chief Executive Officer. Messrs. Miller and Klein, with input from the board of managers, historically made compensation-related decisions for all other senior management. None of our executive officers served as:

  •
  a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our board; or

  •
  a director of another entity, one of whose executive officers served on our board.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

              Before the closing of this offering, NBP LLC has been wholly owned by our founding members. In connection with the closing of this offering, we will purchase from the founding members a number of new units equal to the number of shares sold in the public offering, at a price per unit equal to the initial public offering price per share, less underwriting discounts and certain offering expenses. See "Use of Proceeds." Following this acquisition, we will own         % of the outstanding new units in NBP LLC, and the founding members collectively will own         % of the outstanding new units in NBP LLC, in each case assuming an initial public offering price of $          per share of Class A common stock, the midpoint of the range set forth on this cover page. If the underwriters exercise in full their overallotment option to purchase additional shares, we will acquire an equivalent number of additional units in NBP LLC from NBP LLC promptly after issuing additional shares pursuant to the overallotment option, and our aggregate ownership of NBP LLC will increase to         %. We will be a member and the sole manager of NBP LLC.

              We intend to enter into several agreements to effect the Reorganization and to define and regulate the governance and control relationships among us, NBP LLC and the founding members after the completion of this offering and the Reorganization. Except as described in this section, we do not expect to have any material arrangements with NBP LLC, the founding members or any of our or their respective directors, officers or other affiliates after the completion of this offering and the Reorganization, other than ordinary course business relationships on arm's length terms.

              The summaries of the agreements contained in this prospectus are qualified by reference to the complete text of agreements which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. For information on how to obtain copies of these agreements or other exhibits, see "Where You Can Find More Information."

Transactions with Founding Members in connection with this Offering

NBP LLC Limited Liability Company Agreement

    Agreement in Effect Before the Closing of this Offering

              The founding members are parties to a limited liability company agreement, dated as of August 6, 2003, as amended, which governs the operations of NBP LLC. Under the current LLC agreement, NBP LLC is governed by a three-member board of managers, with each founding member having the right to designate one manager. Board actions require a vote of those managers representing the founding members holding a majority of Class B units in NBP LLC. In addition, certain specified categories of actions, transactions and agreements require separate approval of each member holding 10% or more of the Class B units.

              Transfers of membership units must either be approved by the board of managers or made to affiliates or certain permitted transferees. The current LLC agreement also provides for certain limited rights of first refusal, tag-along rights, and take-along rights. Both NBPCo Holdings and TMK have liquidity options under the current LLC agreement pursuant to which they may require NBP LLC to purchase all or part of their membership units.

    Agreement in Effect after the Closing of this Offering

              In connection with the completion of this offering, we and the founding members will enter into an amended and restated limited liability company agreement of NBP LLC, which will become effective upon the completion of this offering. We refer to this agreement as the restated LLC agreement.

              Appointment as Manager.    Under the restated LLC agreement, National Beef will be a member and the sole manager of NBP LLC. As the sole manager, we will be able to control all of the day to day business affairs and decision-making of NBP LLC without the approval of any other member, subject to certain limited member approval rights described below. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of NBP LLC and the day-to-day management of NBP LLC's business. Furthermore, we cannot be removed as manager of NBP LLC.

              Founding Member Approval Rights.    So long as the founding members in the aggregate continue to own 20% of NBP LLC's issued and outstanding new units held by the founding members immediately following the closing of this offering, or immediately following the closing of any final exercise by the underwriters of the overallotment option to purchase additional shares, or the Required Units, the unanimous approval of the founding members will be required to approve the following actions of NBP LLC:

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  amending any provision of the restated LLC agreement, other than to reflect changes in ownership permitted under other provisions or in connection with certain acquisitions; and

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  amending the management services agreement.

              Compensation.    We will not be entitled to compensation for our services as manager except as provided in the management services agreement described below. Under such agreement, we will be entitled to reimbursement by NBP LLC for our reasonable out-of-pocket expenses incurred on its behalf.

              Distributions.    Subject to any applicable restrictions in NBP LLC's credit agreements, the restated LLC agreement provides for mandatory distributions to members of 48% of NBP LLC's taxable income. This percentage shall be increased to reflect any subsequent changes in income tax rates, and is expected to increase to approximately 52.3% in calendar 2011 assuming the scheduled expiration of certain federal income tax rate reductions is not deferred or cancelled. We have the discretion to make additional distributions to the members, in proportion to their interests, subject to statutory limitations and limitations under our financing agreements.

              Transfer Restrictions.    We may transfer our membership units without the consent of the other members. The restated LLC agreement generally prohibits transfers of membership units in NBP LLC by the founding members, except with consent of the other members or pursuant to the exchange agreement. Under no circumstances may membership units of the founding members be transferred to a competing business.

              Dissolution.    The restated LLC agreement provides that the manager may decide to dissolve NBP LLC. In addition to a voluntary dissolution, NBP LLC will be dissolved upon the entry of a decree of judicial dissolution in accordance with Delaware law or upon the disposition of all its assets.

              Confidentiality.    Each member agrees to maintain as confidential all non-public information regarding NBP LLC and its business, except as required by law or judicial process. Limited disclosure may be made to affiliates on a confidential basis or as necessary to enforce rights under the restated LLC agreement.

              Amendment.    The restated LLC agreement may be amended by the manager and, so long as they hold the Required Units, the unanimous approval of the founding members. Founding member consent is not required for an amendment executed in connection with an acquisition by the Company (including acquisition by merger) solely to the extent necessary to consummate the acquisition. No amendment that would reduce any member's interests or allocation of economic benefits disproportionately may be made without a member's consent unless all members are treated ratably and the amendment is made to reflect the issuance of new units or acceptance of a new member. No amendment that would increase the obligation of a member to make capital contribution may be made without the consent of the affected member.

              Indemnification.    The restated LLC agreement provides for indemnification of the manager and members and each such person's officers, directors, partners, members, shareholders and employees, and the employees and officers of NBP LLC.

              Non-competition.    Any member (other than the Company) that acquires control of a competing business or comes under the control of, or common control with, a competing business will lose its governance rights under the restated LLC agreement.

              USPB and its affiliates are prohibited from acquiring more than 5% of the ownership interests of a competing business so long as USPB or its affiliates own any new units in NBP LLC.

              NPBCo Holdings and its affiliates are also prohibited from acquiring more than 5% of the ownership interests of a competing business so long as NBPCo Holdings or its affiliates own any new units in NBP LLC. In addition, if NBPCo Holdings or its affiliates commence a venture that competes with NBP LLC, or enters into a joint venture with a competitor of NBP LLC which competes with NBP LLC, then NBPCo Holdings must also offer the same opportunity to NBP LLC.

              Take-Along Rights.    In the event that we transfer all or part of our membership units to a third party which is not an affiliate, we may require each other member to transfer a proportionate number of membership units to the purchaser, on the same terms and conditions.

              Section 351 Transaction.    Upon the unanimous determination of the founding members that a C corporation should be formed as the parent corporation of National Beef, all the members agree to take any and all action necessary to effect such transaction as an exchange under Section 351 of the Code. This right will terminate if the founding members cease to hold shares of National Beef having the right to cast more than 50% of the votes cast for the election of directors.

Management Services Agreement

              We intend to enter into a management services agreement with NBP LLC pursuant to which we will agree to provide certain management services to NBP LLC. In exchange for the services, NBP LLC will reimburse us for compensation and other expenses of our officers and employees and for certain out-of-pocket costs. NBP LLC will also provide administrative and support services to us, such as office facilities, equipment, supplies, payroll and accounting and financial reporting. The management services agreement also provides that our employees may participate in NBP LLC's benefit plans, and that employees of NBP LLC and its subsidiaries may participate in our equity incentive plan. NBP LLC will indemnify us for any losses arising from our performance under the management services agreement, except that we will indemnify NBP LLC for any losses caused by our willful misconduct or gross negligence.

Tax Receivable Agreement

              We intend to use the net proceeds from this offering to purchase new units in NBP LLC from the founding members. In addition, founding members may subsequently exchange new units in NBP LLC for shares of our Class A common stock, cash or a combination of both, the form of consideration to be at the discretion of the audit committee (or another committee of independent directors) of our board of directors. NBP LLC intends to have in effect an election under Code Section 754 and comparable elections under applicable state and local tax law for the taxable year of such initial sale to us of new units by the founding members and each taxable year in which an exchange of new units occurs, which may result in an adjustment to the tax basis of the assets of

NBP LLC. The initial sale and subsequent exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of NBP LLC allocable to us that otherwise would not have been available. These increases in tax basis are expected to increase (for tax purposes) the depreciation and amortization deductions allocable to us by NBP LLC and therefore reduce the amount of income tax that we would otherwise be required to pay in the future.

              In connection with the Reorganization, we will enter into a tax receivable agreement with the founding members pursuant to which we will agree to pay to the founding members 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income and franchise tax that we actually realize (or are deemed to realize in the case of certain payments on certain occurrences under such tax receivable agreement, as discussed below) as a result of these increases in tax basis and of certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. We expect to benefit from the remaining 15% of cash savings, if any, in income and franchise tax that we realize as a result of these increases in tax basis and payments under the tax receivable agreement. For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the tangible and intangible assets of NBP LLC allocable to us as a result of the initial purchase of new units in NBP LLC from the founding members or subsequent exchanges of new units and had we not entered into the tax receivable agreement. The term of the tax receivable agreement will commence upon closing of this offering and the Reorganization and will continue until all such tax benefits from the initial sale and subsequent exchanges have been utilized or expired, unless we or the founding members exercise certain rights under the tax receivable agreement to terminate the agreement, upon which event we might be obligated to make a substantial payment. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, if any, as well as the amount and timing of any payments under the tax receivable agreement, may vary depending upon a number of factors, including:

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  the timing of new unit exchanges—for instance, the increase in any depreciation or amortization deductions resulting from the increase in tax basis of NBP LLC's assets will depend on the fair market value of the depreciable or amortizable assets of NBP LLC, the existing tax basis of such assets, and the price of our Class A common stock, in each case at the time of a particular exchange, each of which may change over time;

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  the amount and timing of our income—we will be required to pay 85% of the tax savings, if any, as and when realized; and

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  the amount and timing of tax benefits—the amount and timing of the tax depreciation and amortization deductions and other tax benefits attributable to the increase in tax basis.

              As a result of the contemplated use of proceeds from this offering and assuming that the Company is able to timely benefit from the anticipated tax benefits, we estimate (based on an assumed initial public offering price of $         per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus) that the aggregate amount of payments to be made by us under the tax receivable agreement to the founding members will be approximately $     million, payable over the next fifteen years. Payments under the tax receivable agreement are made as the Company realizes tax benefits attributable to the initial purchase of new units from the founding members in the Reorganization. The foregoing estimate reflects payments with respect to the initial purchase and not additional amounts that may be payable if subsequent exchanges of new units are made by founding members. The payments under the tax receivable agreement are not conditioned upon the founding members' continued ownership of either new units in NBP LLC or our common stock.

              In addition, the tax receivable agreement provides that, upon certain mergers, asset sales or other forms of business combinations or other changes of control, we (or our successor) would owe to the founding members a change of control payment, which would be based on certain assumptions, including a deemed exchange of new units and that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax basis and other tax benefits related to entering into the tax receivable agreement. Decisions made by our existing owners in the course of running our business, such as with respect to mergers, asset sales or other forms of business combinations or other changes of control, may influence the timing and amount of payments that are received by an exchanging or selling founding member under the tax receivable agreement.

              The tax receivable agreement provides the founding members with elections which, if made, would entitle the electing founding member to a lump sum payment, in an amount determined under the tax receivable agreement, in lieu of the future payments that may be owing to the member. The elections could be made if the present value of payments owed to founding members utilizing certain assumptions is equal to or less than $1,000,000 and the founding members' aggregate ownership of new units in NBP LLC is less than a certain percentage or if certain income is characterized as ordinary income as a result of a change in tax law and certain other requirements are met. A founding member also may elect to unilaterally terminate the agreement with respect to such member, which would obligate us to pay to such member certain payments for tax benefits received through the taxable year of the election. We are entitled to an election to terminate the tax receivable agreement, which, if made, would obligate us to make early termination payments to the founding members. The change of control payment, lump sum payments and termination payments to the founding members could be substantial and may exceed the actual tax benefits that we receive as a result of acquiring new units from the founding members because the amounts of such payments would be calculated using certain assumptions.

              Certain events might occur with respect to a taxable period, such as an audit by a taxing authority, subsequent to the time a payment was made by us under the tax receivable agreement. As a result, in certain circumstances we could make payments under the tax receivable agreement in excess of our cash tax savings, which could materially impair our financial condition. The founding members will not reimburse us for any excess payments that may previously have been made under the tax receivable agreement; rather, excess payments made to the founding members will be netted against payments otherwise to be made, if any, after our determination of such excess. We have full responsibility for, and sole discretion over, all of our and NBP LLC's tax matters, including the filing and amendment of all tax returns and claims for refunds and the defense of all tax contests, subject to certain participation rights held by the founding members.

Stockholders Agreement

              Pursuant to a stockholders agreement with the founding members, so long as the founding members own at least 20% of NBP LLC's issued and outstanding new units held by the founding members immediately following the closing of this offering (or immediately following the closing of any final exercise by the underwriters of the overallotment option to purchase additional shares), then USPB and NBPCo Holdings will have the right to designate nominees to our seven-member board of directors, who will be voted upon by our stockholders. The designation right will vary by founding member as follows: four directors to be nominated by USPB, two of whom must be independent; two directors to be nominated by NBPCo Holdings, one of whom must be independent; and USPB and NBPCo Holdings will jointly designate our chief executive officer for election to the board. If at any time the number of new units owned by USPB is equal to or less than the number of new units owned by NBPCo Holdings, then USPB's designation right will be reduced from four directors to two directors, one of whom must be independent. Following USPB's or NBPCo Holdings' loss (in whole or in part) of its right to designation, the number of directors that USPB or NBPCo Holdings lost the right to designate will instead be selected by the nominating and governance committee of our board of directors, which will nominate additional independent directors to serve on our board.

              If National Beef ceases to qualify as a "controlled company" within the meaning of NYSE rules and, at such time, the number of independent directors on the board does not constitute a majority of the full board, then within twelve months thereafter, the board of directors and each founding member will use its reasonable best efforts to cause an increase in the size of the board of directors and to immediately fill the vacancies created thereby with a number of independent directors constituting at least a majority of the full board.

              Pursuant to the stockholders agreement, the founding members will agree to vote the shares of Class B Common Stock and Class A Common Stock, if any, beneficially owned by them in favor of the respective designees for director described above. However, these voting provisions do not apply to any nominee selected as described above by the nominating and governance committee of our board of directors. With respect to any such directorship as to which a nominee has not been designated by a founding member, founding members may choose to nominate persons not selected by the nominating and governance committee and to vote their shares in their discretion (rather than necessarily voting shares for the nominees selected by the nominating and governance committee).

              If at any time USPB or NBPCo Holdings owns less than 5% of NBP LLC's issued and outstanding new units held by the founding members immediately following the closing of this offering (or immediately following the closing of any final exercise by the underwriters of the overallotment option to purchase additional shares), then such founding member shall cease to have any rights of designation. If at any time the founding members, in the aggregate, own less than 20% of NBP LLC's issued and outstanding new units held by the founding members immediately following the closing of this offering (or immediately following the closing of any final exercise by the underwriters of the overallotment option to purchase additional shares), then the stockholders agreement shall immediately terminate and the founding members will lose their rights to designate directors for election to our board.

Registration Rights Agreement

              In connection with the closing of this offering, we and the founding members will enter into a registration rights agreement, which will become effective upon the closing of this offering. The registration rights agreement provides a founding member the right, at any time after the expiration of the underwriter lock-up period applicable to such founding member, to demand that we use reasonable best efforts to effect a registration statement for resale of shares of Class A common stock that may be issued to the founding members in exchange for new units in NBP LLC. The demand rights will vary by founding member as follows: USPB may demand five registrations, NBPCo Holdings may demand two registrations and TMK may demand one registration. National Beef will not be required to effect a registration unless the number of shares requested by any founding member constitutes at least 5% of the aggregate number of new units in NBP LLC outstanding as of the closing or, in the case of TMK, all of the shares held by TMK assuming that TMK exchanged all units in NBP LLC pursuant to the exchange agreement. The registration rights agreement also grants the founding members "piggyback" registration rights with respect to other registrations of our Class A common stock effected at any time after the expiration of the underwriter lock-up period applicable to such founding member.

Exchange Agreement

              In connection with the closing of this offering, the founding members will enter into an exchange agreement with National Beef under which they will have the right, on a quarterly basis, to exchange all or a portion of their new units in NBP LLC for shares of our Class A common stock, cash or a combination of both. Determination as to whether the exchange is made in stock, cash or a combination of both will be at the discretion of the audit committee (or another committee of independent directors) of our board of directors. In connection with an exchange, a number of shares of our Class B common stock equal to the number of new units exchanged will be required to be surrendered. The exchange agreement generally provides that the founding members may elect to exchange their new units into shares of our Class A common stock on a one-for-one basis (or cash or a combination of both, at the discretion of the audit committee or another committee of independent directors) after the 180-day period following the closing of this offering. The audit or other committee making this determination may take into account such factors as it may deem relevant, which may include the Company's cash resources, the number of new units being exchanged, the desirability of using any of such cash to acquire additional units in NBP LLC in lieu of issuing additional shares of Class A common stock and the potential dilution of the interests of stockholders in the Company resulting from the fact that the one-for-one exchange ratio of new units into shares of Class A common stock will remain unchanged even if cash is used in lieu of shares in the exchange for new units in NBP LLC.

              The one-to-one exchange ratio will be adjusted accordingly if there is any subdivision or combination (by split, reverse split, distribution, reclassification, recapitalization or otherwise) of the new units that is not accompanied by an identical subdivision or combination of the Class A common stock, or any such subdivision or combination of the Class A common stock that is not accompanied by an identical subdivision or combination of the new units. There is no maximum number of new units that may be exchanged by a founding member, but any exchange must be for a minimum number of new units equal to the lesser of 100 new units or all of the new units held by a founding member. As the founding members exchange their new units, National Beef's membership interests in NBP LLC will be correspondingly increased.

Certain Arrangements with Founding Members and their Affiliates

Transactions with USPB

              In December 1997, FNBPC entered into a contract with USPB to purchase a portion of our annual cattle requirements. In connection with USPB's purchase of its interest in FNBPC, USPB obtained the right, and became subject to the obligation, if requested, to deliver cattle annually to NBP LLC pursuant to the supply agreement. USPB now facilitates the delivery of cattle annually to us from its individual producer-owners. The purchase price for the cattle is determined by a pricing grid, which we refer to as the USPB pricing grid, which, under the terms of our supply agreement with USPB, must be competitive with the formula pricing of our competitors and may not be less favorable than formula pricing we offer to other suppliers. The standard market prices on the USPB pricing grid are reported by the USDA and certain adjustments to the market prices are made based on quality and yield of the cattle delivered by USPB members. The supply agreement provides that any disputes between us and USPB relating to the pricing grid shall be resolved by binding arbitration. During fiscal year 2009, we obtained approximately 20% of the cattle we processed from USPB members under our contractual arrangement with USPB. Any new purchase agreements and payment formulas with USPB must be consistent with our supply agreement existing at the time USPB acquired a majority interest in us on August 6, 2003.

              In connection with the closing of this offering, we expect to enter into a cattle supply agreement with USPB pursuant to which we will purchase cattle from USPB members. Similar to our existing arrangement with USPB, it is contemplated that we will purchase approximately 735,000 (plus or minus 10%) head of cattle per year under the agreement at a purchase price determined pursuant to the USPB pricing grid. The term of the agreement will continue so long as USPB holds an ownership interest in NBP LLC. USPB will have the right to terminate the agreement if (1) National Beef no longer acts as the sole manager of NBP LLC, (2) there is change in control of National Beef or NBP LLC such that (i) the number of directors of National Beef designated by USPB pursuant to any stockholders agreement or other agreement or arrangement no longer constitutes a majority of the board of directors of National Beef, (ii) National Beef and the founding members do not collectively own more than 50% of the membership interests of NBP LLC or (iii) NBP LLC is not the controlling owner of any of the processing facilities where USPB members deliver cattle under the cattle supply agreement, (3) USPB divests completely of its ownership interest in NBP LLC (effective six months after USPB divests completely of its ownership interest in NBP LLC) or (4) there is a material uncured breach by NBP LLC with respect to USPB, and delivery of cattle by USPB members to NBP LLC or failure of NBP LLC to receive the cattle.

Transactions with BPI

              Since 1994, NBP LLC has had a business relationship with Beef Products, Inc., or BPI, which is an affiliate of NBPCo Holdings, whereby we sell beef trimmings, referred to as trim, to BPI primarily at a formula-based price, and we purchase processed lean beef from BPI at negotiated prices for use in our ground beef operations. Our aggregate sales of trim to BPI totaled approximately $96.9 million, $132.4 million and $89.1 million, respectively, in fiscal years 2009, 2008 and 2007. Our aggregate purchases of processed lean beef from BPI totaled approximately $28.9 million, $15.7 million and $14.2 million, respectively, in fiscal years 2009, 2008 and 2007.

              In January 2007, we entered into an agreement with BPI for BPI to manufacture and install a grinding system in one of our plants. In accordance with the agreement with BPI, we are to pay BPI a technology and support fee based on the number of pounds of product produced using the grinding system. The installation of the grinding system was completed in fiscal year 2008. During fiscal years 2009 and 2008, we paid approximately $1.7 million and $0.7 million, respectively, to BPI in technology and support fees.

              In connection with the closing of this offering, we expect to enter into a raw material and finished products supply agreement with BPI pursuant to which we will continue to sell trim to BPI primarily at a formula-based price. Under this agreement, we also have the right, but not the obligation, to continue to purchase processed lean beef from BPI at negotiated prices. During the 10-year term of the agreement and for the 18 months thereafter, we will be restricted from (i) selling or distributing trim to any party that sells products that are competitive with BPI's beef trimmings or (ii) producing or manufacturing any product that is competitive with BPI's beef trimmings for the purpose of selling such product to a third party or utilizing such product in our own products. We believe that the terms of this raw material and finished products supply agreement are at least as favorable to us as we could have obtained from unaffiliated third parties.

              In addition, Larry Shipley, who we expect to become a director of National Beef effective upon completion of this offering, provides certain advisory and consulting services to BPI as an independent contractor from time to time.

Other Related Party Transactions

Unit Redemption Agreements

              NBP LLC is a party to the redemption agreements described below. The obligations of NBP LLC to redeem units of NBPCo Holdings or affiliates of Timothy M. Klein will be terminated in connection with this offering.

              On April 13, 2009, NBP LLC entered into two Unit Redemption Agreements pursuant to Section 12.5 of its NBP LLC's Limited Liability Company Agreement, dated as of August 6, 2003 (as amended from time to time, the "LLC Agreement") to redeem at agreed upon redemption prices all of the membership interests in NBP LLC that were owned or controlled by its former Chief Executive Officer, John R. Miller, and an affiliate of its former General Counsel, Scott H. Smith, as well as 25%

of the membership interests in NBP LLC that were owned by affiliates of our President and Chief Executive Officer, Timothy M. Klein. As a result, Mr. Miller and Mr. Smith and their affiliates received approximately $91.3 million and $22.8 million, respectively, for their units and are no longer members of NBP LLC. Mr. Klein's affiliates received approximately $11.4 million for their redeemed units.

              In connection with these transactions, the LLC Agreement was amended to provide that (i) the existing appraisal process for the valuation of NBP LLC to be used for the remaining units controlled by Mr. Klein for his rights under Section 12.5 of the LLC Agreement has been replaced with an amount equal to a two-year average of our EBITDA (as defined in the LLC Agreement) multiplied by six minus our outstanding debt; and (ii) for purposes of redemption or liquidation, the Class B units controlled by Mr. Klein may be paid a non-dilution premium, which was at a maximum value of $4.3 million as of August 29, 2009.

              In order to partially finance such redemptions, NBP LLC created a new series of Class A units (referred to as "Class A1 units") that were issued to USPB and NBPCo Holdings for approximately $55.8 million and $19.6 million, respectively. Class A1 units are nonvoting and are entitled to a priority distribution of 7% per year on the face amount of the Class A1 units payable with payment in kind Class A1 units in lieu of cash if our EBITDA does not meet certain tests. For purposes of determining Class B ownership for liquidation or redemption, the Class A1 units will be deemed to be converted to Class B units at a ratio stated in the LLC Agreement, but will remain Class A1 units after such determination. All Class A1 units in NBP LLC will be converted into new units in NBP LLC in connection with this offering.

              We also financed a portion of the redemptions with $50.0 million of new borrowings under the revolving line of credit of the Credit Facility. The Credit Facility was amended on April 13, 2009 to permit these redemptions, increase the borrowings under NBP LLC's term loan by up to $75.0 million, increase the revolving line of credit by $25.0 million, increase the interest rates of the term loan and revolving line of credit, shorten the maturity date of the term loan to July 2012 and revise the payment schedule of the term loan, among other things. For a more complete description of the material amendments to the Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Amended and Restated Senior Credit Facility."

              At any time after certain dates, the earliest being July 31, 2010, the latest being July 31, 2011, affiliates of Mr. Klein and/or NBPCo Holdings have the right to require that NBP LLC repurchase their interests, the value of which is to be determined by a specified formula or a mutually agreed process. If NBP LLC is unable to effect the repurchase within a specified time, the requesting member(s) have the right to cause a sale process to commence. NBP LLC's limited liability company agreement will be amended to reflect that these redemption rights will be terminated in connection with this offering.

Transactions with John R. Miller

              In October 2003, we entered into an aircraft lease agreement under which we leased a business jet aircraft from John R. Miller Enterprises III, L.L.C., a limited liability company of which Mr. Miller is the beneficial owner. The term of the lease was 81 months. Prior to its scheduled expiration, the lease was terminated on January 13, 2010 in connection with the leasing of a different aircraft. We believe that the terms of this terminated lease were at least as favorable to us as we could have obtained from unaffiliated third parties.

              In December 2004, we entered into an aircraft lease agreement under which we lease another business jet aircraft from John R. Miller Enterprises III,  L.L.C. The term of the lease is 72 months. This aircraft replaces an aircraft leased from John R. Miller Enterprises, L.L.C. in March 2001. The base monthly lease payments will range from $35,400 in the first year of the lease to $45,380 in the fourth year of the lease and thereafter, and are adjusted quarterly based on the change in the three month LIBOR interest rate. During fiscal years 2009, 2008 and 2007, we paid $0.6 million, $0.7 million and $0.8 million, respectively, to lease the aircraft. During each of fiscal years 2009, 2008 and 2007, we paid $0.1 million into an engine replacement reserve account for this aircraft. The funds in the reserve account are to be used to finance new engines installed on the aircraft. We believe that the terms of this aircraft lease are at least as favorable to us as we could have obtained from unaffiliated third parties.

Employment of Tom Klein

              Tom Klein, the brother of Timothy M. Klein, our Chief Executive Officer, serves as Vice President, Value-Added of NBP LLC. During fiscal years 2009, 2008 and 2007, Tom Klein received compensation in this position of $272,810, $244,687 and $141,075, respectively.

Legal Expenses Not Reimbursed by Members

              In connection with a contemplated strategic transaction, NBP LLC incurred approximately $3.6 million of legal expenses, which were to be reimbursed by its members upon the closing of the transaction. As the transaction ultimately did not close, this reimbursement was not made and we recorded this amount as an expense in fiscal year 2009.

Transactions with Affiliates of Stephen A. Lightstone

              In early 2008, USPB retained Christenberry Collet & Co., an investment banking firm where Stephen A. Lightstone, who we expect to become a director of National Beef effective upon completion of this offering, then served as a managing director, to provide a fairness opinion for USPB and paid Christenberry Collet & Co. a fee of $150,000 for such investment banking services.

Policies and Procedures for Related Party Transactions

              After the closing of this offering, transactions between us and our founding members will be approved by our audit committee, which is composed of independent members of our board of directors, or another committee comprised entirely of independent members of our board. Our audit committee charter authorizes the audit committee to hire financial advisors and other professionals to assist the committee in evaluating and approving any transaction between us and any related party, including our founding members.

PRINCIPAL STOCKHOLDERS

              Immediately after the closing of this offering and the closing of the Reorganization, the founding members will hold, through their ownership of all of our Class B common stock,         % of the combined voting power of the outstanding shares of our common stock.

              The following table presents information concerning the beneficial ownership of the shares of our common stock as of the date of this prospectus, after giving effect to the closing of this offering and the Reorganization both before and after the exchange of all new units in NBP LLC into our Class A common stock which may occur after the closing of this offering subject to the limitations described in "Our Structure—Offering Transactions", by:

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  each person we know to be the beneficial owner of 5% of more of our outstanding shares of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors and nominees for director; and

  •
  all of our executive officers and directors as a group.

              The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned. Percentage of beneficial ownership is based on                shares of Class A common stock and                 new units outstanding after the closing of this offering. None of the persons listed in the table below owns any shares of Class A common stock as of the date of this prospectus. Unless otherwise indicated in a footnote, the business address of each person listed below is our corporate address, 12200 North Ambassador Drive, Kansas City, Missouri 64163.

	Ownership Prior to Offering		Ownership After Offering Assuming No Exchange			Ownership After Offering Assuming 100% Exchange
Beneficial Owner	Shares of Class B Common Stock	Percentage of Total Voting Power	Shares of Class B Common Stock	Percentage of Total Voting Power		Shares of Class A Common Stock(1)	Percentage of Total Voting Power
Five Percent Stockholders
U.S. Premium Beef, LLC(2)					%			%
NBPCo Holdings, LLC(3)					%			%
Timothy M. Klein(4)					%			%
Directors, Director Nominees, and Executive Officers
Steven D. Hunt	—	—	—	—		—	—
Timothy M. Klein					%			%
Warren H. Gfeller	—	—	—	—		—	—
Stephen A. Lightstone	—	—	—	—		—	—
John R. Miller	—	—	—	—		—	—
Mark R. Peterson	—	—	—	—		—	—
Larry Shipley	—	—	—	—		—	—
Jay D. Nielsen	—	—	—	—		—	—
David L. Grosenheider	—	—	—	—		—	—
Terry L. Wilkerson	—	—	—	—		—	—
Monte E. Lowe	—	—	—	—		—	—
All directors and executive officers as a group (13 persons)(5)					%			%

(1)
Not including amounts that our directors and executive officers may purchase under the Reserved Share Program.

(2)
The Company understands that U.S. Premium Beef, LLC has pledged its ownership interests in NBP LLC to secure its obligations to its primary lender.

(3)
Eldon N. Roth is the controlling stockholder of NBPCo Holdings, LLC, a South Dakota limited liability company, and is deemed to share voting and investment power over the interests held by NBPCo Holdings, LLC.

(4)
Mr. Klein holds some of his interests through TKK Investments, LLC, and TMKCo, LLC, both of which are Missouri limited liability companies that are beneficially owned by Mr. Klein. Numbers do not reflect 100 shares of common stock held by Mr. Klein issued in connection with the organization of the Company, which shares will be redeemed for nominal value and cancelled in connection with this offering.

(5)
Including persons we expect to become directors of National Beef effective upon completion of this offering.

 DESCRIPTION OF CAPITAL STOCK

              The following is a summary of some of the terms of our common stock as set forth in our amended and restated certificate of incorporation and bylaws. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our amended and restated certificate of incorporation and bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part. You may obtain copies of those exhibits as described under "Where You Can Find More Information" in this prospectus.

              Our authorized capital stock consists of                  shares of Class A common stock, par value $0.01 per share,                  shares of Class B common stock, par value $0.000001 per share, and                  shares of preferred stock, par value $0.01 per share.

Class A Common Stock

              Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

              Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

              Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

              Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

              Subject to the terms of the exchange agreement and the transfer restrictions set forth in NBP LLC's limited liability company agreement, the founding members may exchange new units in NBP LLC for shares of Class A common stock on a one-for-one basis (subject to customary adjustments for subdivisions or combinations by split, reverse split, distribution, reclassification, recapitalization or otherwise), cash or a combination of both, the form of consideration to be at the discretion of the audit committee (or another committee of independent directors) of our board of directors. Any exchange must be for a minimum of the lesser of 100 new units or all of the new units held by a founding member. There is no maximum number of new units that may be exchanged by a founding member. See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Exchange Agreement."

Class B Common Stock

              Holders of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

              Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by 66 2/3% of the combined voting power of all shares of Class A and Class B common stock, voting together as a single class.

              Holders of our Class B common stock are not entitled to receive dividends or to receive a distribution upon a liquidation or winding up of the Company.

              Holders of our Class B common stock do not have preemptive, subscription, redemption or conversion rights.

              Pursuant to a stockholders agreement with the founding members, if the founding members cease to own in the aggregate at least 20% of NBP LLC's issued and outstanding new units held by the founding members immediately following the closing of this offering (or immediately following the closing of any final exercise by the underwriters of the overallotment option to purchase additional shares), then each founding member will lose its right to designate directors for election to our board.

              Our Class B common stock will not be listed on any exchange and cannot be sold or transferred.

Preferred Stock

              Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock) and to determine or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of any such series thereof, including the liquidation preferences, dividend rights and voting rights. Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Upon the closing of this offering, there will be no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock.

Anti-takeover Effects of Delaware Law

              Upon the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, or Section 203. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

              In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 defines "business combination" to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

              A Delaware corporation may opt out of Section 203 either by an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. We have not opted out, and do not currently intend to opt out, of this provision. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions could prohibit or delay mergers or other takeover or change of control attempts and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Anti-takeover Effects of Our Organizational Documents

              Certain provisions of our amended and restated certificate of incorporation and our bylaws, as amended, may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect against an unsolicited proposal for a takeover of us that might affect the long term value of our stock or that may be otherwise unfair to our stockholders. For example, our amended and restated certificate of incorporation and our bylaws, as amended:

  •
  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive;

  •
  do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

  •
  require advance notice be given by stockholders for any stockholder proposals or director nominations; and

  •
  require a super-majority vote of the stockholders to amend our certificate of incorporation.

Transfer Agent and Registrar

              The transfer agent and registrar for the Class A common stock is expected to be American Stock Transfer & Trust Co. LLC.

Listing

              Our Class A common stock has been approved for listing on the NYSE under the symbol "NBP."

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to this offering, there has been no public market for our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock.

              Upon the closing of this offering, we will have outstanding                  shares of Class A common stock (or a maximum of                  Class A common stock if the underwriters exercise in full their overallotment option to purchase additional shares). The shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any Class A common stock held by our "affiliates," as defined in Rule 144, which would be subject to the limitations and restrictions described below.

              In addition, pursuant to the terms of the exchange agreement, the founding members could, on a quarterly basis, exchange their new units in NBP LLC for shares of our Class A common stock, cash or a combination of both. Determination as to whether the exchange should be made in stock, cash or a combination of both will be at the discretion of the audit committee (or another committee of independent directors) of our board of directors. The exchange agreement generally provides that the founding members may elect to exchange their new units into shares of our Class A common stock (on a one-for-one basis subject to customary adjustments for subdivisions or combinations by split, reverse split, distribution, reclassification, recapitalization or otherwise) after the 180-day period following the closing of this offering. See "Certain Relationships and Related Party Transactions—Transactions with Founding Members in connection with this Offering—Exchange Agreement."

              As a result of the Reorganization, immediately following this offering and the application of net proceeds from this offering, the founding members will beneficially own                   new units in NBP LLC, all of which will be potentially exchangeable for shares of our Class A common stock. These shares of Class A common stock would be "restricted securities," as defined in Rule 144. However, effective upon the closing of this offering, we will enter into a registration rights agreement with the founding members that would require us, under certain circumstances, to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Registration Rights Agreement

              Effective upon the closing of this offering, we will enter into a registration rights agreement with the founding members pursuant to which we will grant them the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock held or acquired by them in connection with the exchange of new units in NBP LLC for such shares. Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Reserved Share Program

              The underwriters have reserved for sale at the initial public offering price up to                  shares of our Class A common stock for certain of our directors and executive officers and certain employees of the Company and its affiliates who have expressed an interest in purchasing Class A common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Lock-Up Agreements

              Pursuant to lock-up agreements described under "Underwriting" entered into in connection with this offering, we, our executive officers and directors and the founding members entered into lock-up agreements with the underwriters. See "Underwriting—No Sales of Similar Securities."

Rule 144

              In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

              In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:

  •
  1% of the number of shares of Class A common stock then outstanding, which will equal approximately              shares immediately after this offering; or

  •
  the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to that sale.

              Sales pursuant to Rule 144 are also subject to provisions relating to notice, manner of sale and the availability of current public information about us.

Registration of Shares Issuable Under Equity Incentive Plan

              Following this offering we intend to file one or more registration statements under the Securities Act to register up to                   shares of our Class A common stock reserved for issuance under an equity incentive plan that we will establish prior to the closing of this offering. Each such registration statement will become effective upon filing and shares covered by that registration statement will be eligible for sale in the public market immediately after the effective date of that registration statement, subject to any limitations on sale or exercise under that plan and the lock-up agreements described above.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

              The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to beneficial owners of our Class A common stock ("Holders") that acquire shares of our Class A common stock pursuant to this offering and that hold such shares as capital assets (generally, for investment). This summary is based on current provisions of the Code, existing and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service ("IRS") and other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary does not consider the federal estate or gift tax consequences of an investment in our Class A common stock, except to the limited extent discussed below for Non-U.S. Holders (as defined below), or the state, local or non-U.S. tax consequences of an investment in our Class A common stock. This summary does not address all of the U.S. federal income tax considerations that might be relevant to a Holder in light of its particular circumstances or to Holders subject to special treatment under U.S. federal income tax laws, including, among others, partnerships or other pass-through entities, banks, insurance companies, dealers in securities, persons who hold our Class A common stock as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, U.S. Holders (as defined below) who do not have the U.S. dollar as their functional currency, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive our Class A common stock as compensation.

              For purposes of this summary, the term "U.S. Holder" means a Holder of shares of our Class A common stock that, for U.S. federal income tax purposes, is:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

              The term "Non-U.S. Holder" means any Holder of shares of our Class A common stock that is neither a U.S. Holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

              This discussion does not address the tax consequences to partnerships or other pass-through entities or persons investing through such partnerships or entities. If a partnership holds shares of our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner is encouraged to consult its own tax advisors as to the U.S. federal income and estate tax consequences of being a partner in a partnership that acquires, holds or disposes of our Class A common stock.

              PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

              The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock applicable to U.S. Holders, subject to the limitations described above.

Distributions and Dividends

              Generally, distributions paid to a U.S. Holder with respect to our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the U.S. Holder's investment, up to such U.S. Holder's tax basis in our Class A common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under "Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock."

              Dividends paid by us to corporate U.S. Holders will be eligible for the dividends-received deduction, provided that the corporate U.S. Holder receiving the dividend satisfies the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. Holders (including individuals) with respect to taxable years beginning on or before December 31, 2010 generally will be eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 15%), provided that the non-corporate U.S. Holder receiving the dividend satisfies the applicable holding period and other requirements, and thereafter will be subject to U.S. federal income taxation at ordinary income tax rates, and possibly the Medicare tax described below under "Medicare Tax."

Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock

              Upon a sale, exchange or other taxable disposition of shares of our Class A common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder's adjusted tax basis in the shares of our Class A common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares of our Class A common stock for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) recognized in taxable years beginning on or before December 31, 2010 are subject to U.S. federal income taxation at a maximum rate of 15%, and thereafter at a maximum rate of 20%, and possibly the Medicare tax described below under "Medicare Tax." The deductibility of capital losses is subject to limitations under the Code.

Medicare Tax

              For taxable years beginning after December 31, 2012, recently enacted legislation will generally impose a 3.8% tax on the net investment income of certain individuals with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. For these purposes, "net investment income" will generally include interest, dividends (including dividends paid with respect to our Class A common stock), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of shares of our Class A common stock) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.

Information Reporting and Backup Withholding

              In general, dividends on our Class A common shares, and payments of the proceeds of a sale, exchange or other disposition of our Class A common shares paid to a U.S. Holder, are subject to information reporting and may be subject to backup withholding at a rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against the U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. Holders

              The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock applicable to Non-U.S. Holders, subject to the limitations described above.

Distributions and Dividends

              Generally, distributions paid to a Non-U.S. Holder with respect to our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder's investment, up to such Non-U.S. Holder's tax basis in our Class A common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under "Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock."

              Any dividend paid to a Non-U.S. Holder with respect to our Class A common stock generally will be subject to withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Generally, a Non-U.S. Holder must certify as to its eligibility for reduced withholding under an applicable income tax treaty on a properly completed IRS Form W-8BEN in order to obtain the benefits of such treaty. Non-U.S. Holders that do not timely provide us with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are encouraged to consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

              If, however, the Non-U.S. Holder provides an IRS Form W-8ECI, certifying that the dividend is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States, and otherwise complies with applicable certification requirements, the dividend will not be subject to withholding. Instead, such dividend will be subject to U.S. federal income tax in the manner described below under "Effectively Connected Income."

Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock

              Except as otherwise discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our Class A common stock unless (i) such gain is effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business (or, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), (ii) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale, exchange or other taxable disposition occurs and certain other conditions are met, (iii) the Non-U.S. Holder is subject to provisions applicable to certain U.S. expatriates, or (iv) we are or become a "United States real property holding corporation" ("USRPHC"), for U.S. federal income tax purposes. We do not believe that we are or will become a USRPHC.

              Gain described in clause (i) of the paragraph above will be subject to U.S. federal income tax in the manner described below under "Effectively Connected Income." A Non-U.S. Holder described in clause (ii) of the paragraph above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the sale, exchange or other taxable disposition, which may be offset by U.S.-source capital losses of the Non-U.S. Holder.

Effectively Connected Income

              Any dividend with respect to, or gain realized upon the sale or other disposition of, our Class A common stock that is effectively connected with a trade or business carried on by a Non-U.S. Holder within the United States (or, if an income tax treaty applies, that is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) will be subject to U.S. federal income tax, based on the Non-U.S. Holder's net income, in the same manner as if the Non-U.S. Holder were a U.S. person for U.S. federal income tax purposes. If a dividend or gain is effectively connected with a U.S. trade or business of a Non-U.S. Holder that is a corporation, such corporate Non-U.S. Holder may be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

              Annual reporting to the IRS and to each Non-U.S. Holder will be required as to the amount of dividends paid to such Non-U.S. Holder and the amount, if any, of tax withheld with respect to such dividends, unless the Non-U.S. Holder is an exempt recipient or otherwise establishes an exemption from such requirements. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence. Dividends generally are not subject to "backup withholding" if the Non-U.S. Holder properly certifies as to its non-U.S. status (usually by completing an IRS Form W-8BEN, including any claim to reduced withholding under an applicable income tax treaty).

              The payment of the proceeds of the sale, exchange or other disposition of our Class A common stock to or through the U.S. office of a broker is subject to both backup withholding and information reporting unless the Non-U.S. Holder, or beneficial owner thereof, as applicable, certifies its non-U.S. status on IRS Form W-8BEN, or otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also generally apply to payments of the proceeds of a sale, exchange or other disposition of our Class A common stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the United States unless the Non-U.S. Holder establishes an exemption.

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Non-U.S. Holder may be refunded or credited against such Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Estate Tax

              A non-resident alien individual should note that shares of our Class A common stock held by (i) such individual or (ii) an entity created by such individual and included in such individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such individual and with respect to which the individual has retained certain interests or powers), will be, absent an applicable treaty, treated as U.S. situs property subject to U.S. federal estate tax. Accordingly, Non-U.S. Holders who are non-resident alien individuals may be subject to U.S. federal estate tax on all or a portion of the value of our Class A common stock owned at the time of their death. Prospective individual Holders who are non-U.S. persons are encouraged to consult their tax advisors concerning the potential U.S. federal estate tax consequences with respect to our Class A common stock.

              The U.S. federal estate tax has been repealed for individuals dying during 2010, but is scheduled to return for individuals dying after December 31, 2010; however, it is possible that legislation will be enacted to retroactively reinstate the U.S. federal estate tax for individuals dying in 2010, but it is also possible that there will be challenges to the retroactivity for individuals dying prior to the date the legislation is enacted. Potential individual stockholders who are non-U.S. persons are also urged to consult their tax advisors in this regard.

Recently Enacted Legislation

              Beginning with payments made after December 31, 2012, recently enacted legislation will generally impose a 30% withholding tax on dividends paid with respect to our Class A common stock and the gross proceeds from a disposition of shares of our Class A common stock paid to (i) a foreign financial institution (as defined in Section 1471(d)(4) of the Code) unless the foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding its U.S. account holders (including certain account holders that are foreign entities that have U.S. owners) and satisfies certain other requirements, and (ii) certain other non-U.S. entities unless the entity provides the payor with certain information regarding certain direct and indirect U.S. owners of the entity, or certifies that it has no such U.S. owners, and complies with certain other requirements. Under certain circumstances, a Non-U.S. Holder of shares of our Class A common stock might be eligible for refunds or credits of the tax. You are encouraged to consult with your own tax advisor regarding the possible implications of this recently enacted legislation on your investment in shares of our Class A common stock.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, NBP LLC, the founding members and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
BMO Capital Markets Corp.
Stephens Inc.

Total

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We, NBP LLC and the founding members have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                        per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                        per share to other dealers. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the Company	$	$	$

              The expenses of this offering (including $2.2 million of expenses previously expensed for financial reporting purposes but not including the underwriting discount) are estimated at

$          million and are payable by us. The underwriters have agreed to reimburse us for $1,000,000 of expenses incurred by us in connection with this offering.

Overallotment Option

              We have granted an option to the underwriters to purchase up to                  additional shares at the initial public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

              The underwriters have reserved for sale at the initial public offering price up to                  shares of our Class A common stock for certain of our directors and executive officers and certain employees of the Company and its affiliates who have expressed an interest in purchasing Class A common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

No Sales of Similar Securities

              We, our executive officers and directors and our founding members have entered into lock-up agreements with the underwriters under which, subject to certain exceptions, neither we nor any of such persons, other than USPB, may sell or transfer any Class A common stock or any new units or securities convertible into, exchangeable for, exercisable for, or repayable with shares of Class A common stock or new units, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. USPB's lock-up agreement has a longer lock-up period of 270 days after the date of this prospectus for any shares of Class A common stock or new units, or any instruments convertible into, exchangeable for, exercisable for, or repayable with shares of Class A common stock or new units, held by USPB and 360 days for 50% of such shares or new units, subject to certain exceptions. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any Class A common stock or any new units,

  •
  sell any option or contract to purchase any Class A common stock or any new units,

  •
  purchase any option or contract to sell any Class A common stock or any new units,

  •
  grant any option, right or warrant for the sale of any Class A common stock or any new units,

  •
  lend or otherwise dispose of or transfer any Class A common stock or any new units,

  •
  request or demand that we file a registration statement related to the Class A common stock or any new units, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock or any new units whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to Class A common stock or new units and to instruments convertible into or exchangeable or exercisable for or repayable with Class A common stock or new units. It also applies to Class A common stock and other securities owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Notwithstanding the limitations set forth above, after the 180-day period following the date of this prospectus, a founding member may exchange its new units for shares of Class A common stock pursuant to the exchange agreement; provided, that any shares of Class A common stock received in the exchange will remain subject to the lock-up for the remainder of the lock-up period, if any, applicable to such founding member.

New York Stock Exchange Listing

              Our Class A common stock has been approved for listing on the NYSE under the symbol "NBP." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to our business.

              An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with this offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of this offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

              In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (a)
    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (b)
    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (c)
    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

    (d)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

    (a)
    it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

    (b)
    in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in this offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

              This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

              The validity of the shares of Class A common stock offered by this prospectus and certain legal matters in connection with this offering will be passed upon for us by Sidley Austin LLP, Chicago, Illinois and Husch Blackwell Sanders LLP, Kansas City, Missouri. The underwriters are represented by McDermott Will & Emery LLP, Menlo Park, California.

EXPERTS

              The balance sheet of National Beef, Inc. as of February 27, 2010 and the consolidated financial statements of National Beef Packing Company, LLC and its subsidiaries as of August 29, 2009 and August 30, 2008 and the related consolidated statements of operations, cash flows, members' capital and comprehensive income for each of the fiscal years in the three-year period ended August 29, 2009 have been included herein and in the registration statement, of which this prospectus forms a part, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements of NBP LLC and subsidiaries refers to a change to the presentation of the non-controlling interest.

 WHERE YOU CAN FIND MORE INFORMATION

              We have filed a registration statement on Form S-1, of which this prospectus is a part, with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and any schedules filed with the registration statement. You should read the registration statement and the exhibits and any schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement, each of those statements being qualified in all respects by this reference.

              NBP LLC has been a reporting company under the Exchange Act since 2004. We currently expect that NBP LLC will elect to cease being a reporting company following the consummation of this offering. Upon declaration of effectiveness of the registration statement, National Beef will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, proxy statements and other information. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by a public accounting firm. You may inspect and copy reports and other information filed with the SEC at the public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Investor Relations, National Beef, Inc., 12200 North Ambassador Drive, Suite 500, Kansas City, Missouri 64163 or (816) 713-8500. We intend to maintain an investor relations website at www.nationalbeef.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

INDEX TO FINANCIAL STATEMENTS

Page
National Beef, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of February 27, 2010	F-3
Notes to Balance Sheet	F-4
National Beef Packing Company, LLC and Subsidiaries
Consolidated Balance Sheets as of February 27, 2010 (unaudited) and August 29, 2009	F-5
Consolidated Statements of Operations for the 26 weeks ended February 27, 2010 (unaudited) and February 28, 2009 (unaudited)	F-6
Consolidated Statements of Cash Flows for the 26 weeks ended February 27, 2010 (unaudited) and February 28, 2009 (unaudited)	F-7
Consolidated Statements of Members' Capital for the 26 weeks ended February 27, 2010 (unaudited), August 29, 2009 (unaudited) and February 28, 2009 (unaudited)	F-8
Notes to Consolidated Financial Statements (unaudited)	F-9
Report of Independent Registered Public Accounting Firm	F-15
Consolidated Balance Sheets as of August 29, 2009 and August 30, 2008	F-16
Consolidated Statements of Operations for the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007	F-17
Consolidated Statements of Cash Flows for the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007	F-18
Consolidated Statements of Members' Capital for the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007	F-19
Consolidated Statements of Comprehensive Income for the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007	F-20
Notes to Consolidated Financial Statements	F-21

Report of Independent Registered Public Accounting Firm

The Board of Directors
National Beef, Inc.

We have audited the accompanying balance sheet of National Beef, Inc. (the Company) as of February 27, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet also includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of National Beef, Inc. as of February 27, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Kansas City, Missouri
April 16, 2010

NATIONAL BEEF, INC.

Balance Sheet

February 27, 2010

Assets
Cash	$100

Stockholder's Equity
Common stock, par value $1.00 per share, 100 shares authorized, issued, and outstanding	$100

See accompanying notes to balance sheet.

NATIONAL BEEF, INC.

Notes to Balance Sheet

As of February 27, 2010

(1) Organization

              National Beef, Inc. (the Company) was incorporated in the state of Delaware on October 6, 2009 for the sole purpose of becoming the managing member of National Beef Packing Company, LLC.

(2) Basis of Presentation

              The Company's balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. Separate statements of operations, cash flows, and changes in stockholder's equity and comprehensive income have not been presented because this entity has had no activity.

(3) Stockholder's Equity

              The Company has been capitalized with the issuance of 100 shares of Common Stock with a par value of $1.00 per share for a total of $100.

NATIONAL BEEF PACKING COMPANY, LLC

AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

	February 27, 2010 (unaudited)	August 29, 2009
Assets
Current assets:
Cash and cash equivalents	$11,059	$17,373
Accounts receivable, less allowance for returns and doubtful accounts of $2,289 and $1,511, respectively	171,678	172,420
Due from affiliates	3,975	4,532
Other receivables	7,364	7,165
Inventories	188,552	175,300
Other current assets	18,054	16,602

Total current assets	400,682	393,392

Property, plant and equipment, at cost	496,858	479,926
Less accumulated depreciation	197,011	174,295

Net property, plant and equipment	299,847	305,631

Goodwill	81,242	81,242
Other intangibles, net of accumulated amortization of $12,528 and $11,450, respectively	23,688	24,760
Other assets	5,154	4,120

Total assets	$810,613	$809,145

Liabilities and Members' Capital
Current liabilities:
Current installments of long-term debt	$9,413	$11,458
Cattle purchases payable	52,068	49,806
Accounts payable—trade	61,393	69,073
Due to affiliates	1,048	1,042
Accrued compensation and benefits	40,883	50,857
Accrued insurance	16,123	16,344
Other accrued expenses and liabilities	9,460	14,585
Distributions payable	11,567	35,183

Total current liabilities	201,955	248,348

Long-term debt, excluding current installments	290,313	287,370
Other liabilities	2,223	2,364

Total liabilities	494,491	538,082

Capital subject to redemption	228,056	183,407
Members' capital:
Members' capital attributable to NBP	85,381	85,290
Accumulated other comprehensive (loss)/income attributable to NBP	17	(1)
Non-controlling interest in Kansas City Steak Company, LLC	2,668	2,367

Total members' capital	88,066	87,656
Commitments and contingencies	—	—

Total liabilities, capital subject to redemption and members' capital	$810,613	$809,145

See accompanying notes to consolidated financial statements.

NATIONAL BEEF PACKING COMPANY, LLC

AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands)

	26 weeks ended February 27, 2010 (unaudited)	26 weeks ended February 28, 2009 (unaudited)
Net sales	$2,683,536	$2,727,195
Costs and expenses:
Cost of sales	2,533,171	2,640,335
Selling, general and administrative	23,293	21,204
Depreciation and amortization	24,284	21,230

Total costs and expenses	2,580,748	2,682,769

Operating income	102,788	44,426
Other income (expense):
Interest income	34	106
Interest expense	(8,051)	(12,376)
Equity in loss of aLF Ventures, LLC	—	(49)
Other, net	(3,776)	(3,835)

Income before taxes	90,995	28,272
Income tax (benefit) expense	352	561

Net income	90,643	27,711
Net income attributable to the non-controlling interest	(791)	(717)

Net income attributable to NBP	$89,852	$26,994

See accompanying notes to consolidated financial statements.

NATIONAL BEEF PACKING COMPANY, LLC

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	26 weeks ended February 27, 2010 (unaudited)	26 weeks ended February 28, 2009 (unaudited)
Cash flows from operating activities:
Net income	$90,643	$27,711
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,284	21,230
(Gain)/loss on disposal of property, plant and equipment	(120)	132
Write-off of debt issuance costs	418	—
Change in assets and liabilities:
Accounts receivable	742	52,239
Due from affiliates	557	4,183
Other receivables	(199)	(655)
Inventories	(13,252)	24,950
Other assets	(1,806)	(15,755)
Cattle purchases payable	223	(561)
Accounts payable	(4,705)	(11,735)
Due to affiliates	6	(523)
Accrued compensation and benefits	(9,974)	(23,110)
Accrued insurance	(221)	906
Other accrued expenses and liabilities	(5,266)	20,215

Net cash provided by operating activities	81,330	99,227

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(17,986)	(17,969)
Proceeds from sale of property, plant and equipment	683	894

Net cash used in investing activities	(17,303)	(17,075)

Cash flows from financing activities:
Net receipts under revolving credit lines	21,100	1,451
Repayments of term note payable	(23,102)	(25,713)
Borrowings of term note payable	75,000	—
Purchase and cancellation of senior notes	(66,855)	—
Change in overdraft balances	(936)	(17,383)
Repayments of other indebtedness	(5,245)	(4,200)
Cash paid for financing costs	(1,103)	—
Member distributions	(68,728)	(45,242)
Distributions paid to non-controlling interest	(490)	(272)

Net cash used in financing activities	(70,359)	(91,359)

Effect of exchange rate changes on cash	18	(74)

Net decrease in cash	(6,314)	(9,281)
Cash and cash equivalents at beginning of period	17,373	25,466

Cash and cash equivalents at end of period	$11,059	$16,185

Supplemental disclosures:
Cash paid during the period for interest	$8,154	$12,008
Cash paid/(received) during the period for taxes, net of $0 and $925 refunds, respectively	$9	$(798)

See accompanying notes to consolidated financial statements.

NATIONAL BEEF PACKING COMPANY, LLC
AND SUBSIDIARIES

Consolidated Statement of Members' Capital

(in thousands)

	Capital Subject to Redemption (unaudited)
	Class A	Class A-1	Class B-1	Class B-2 and C	Total
Balance at August 30, 2008	$42,154	$—	$129,376	$15,003	$186,533
Allocation of net income	1,051	—	9,561	1,107	11,719
Class A 5% priority distributions	(1,051)	—	—	—	(1,051)
Appraisal valuation adjustment	(1,696)	—	53,889	6,240	58,433

Balance at February 28, 2009	40,458	—	192,826	22,350	255,634
Allocation of net income	895	516	36,163	731	38,305
Class A 5% priority distributions	(895)	(516)	—	—	(1,411)
Equity redemption	(8,329)	—	(117,155)	—	(125,484)
Equity contribution	—	19,643	—	—	19,643
Class B distributions	—	—	(20,270)	(522)	(20,792)
Reclass B-2 units to B-1 units	—	—	22,559	(22,559)	—
Appraisal valuation adjustment	(3,333)	(2,588)	23,433	—	17,512

Balance at August 29, 2009	28,796	17,055	137,556	—	183,407
Allocation of net income	843	686	26,380	—	27,909
Class A 5% priority distributions	(843)	(686)	—	—	(1,529)
Class B distributions	—	—	(12,332)	—	(12,332)
Appraisal valuation adjustment	411	905	29,285	—	30,601

Balance at February 27, 2010	$29,207	$17,960	$180,889	$—	$228,056

	Members' Capital (unaudited)
	Class A	Class A-1	Class B-1	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interest KCS	Total
Balance at August 30, 2008	$92,346	$—	$(32,576)	$23	$1,464	$61,257
Allocation of net income	2,361	—	12,914	—	717	15,992
Class A 5% priority distributions	(2,361)	—	—	—	—	(2,361)
Appraisal valuation adjustment	—	—	(58,433)	—	—	(58,433)
Foreign currency translation adjustments	—	—	—	(74)	—	(74)
Distributions paid to non-controlling interest	—	—	—	—	(272)	(272)

Balance at February 28, 2009	92,346	—	(78,095)	(51)	1,909	16,109
Allocation of net income	2,360	1,467	73,737	—	575	78,139
Class A 5% priority distributions	(2,360)	(1,467)	—	—	—	(3,827)
Class B distributions	—	—	(41,027)	—	—	(41,027)
Equity contribution	—	55,841	—	—	—	55,841
Appraisal valuation adjustment	—	—	(17,512)	—	—	(17,512)
Foreign currency translation adjustments	—	—	—	50	—	50
Distributions paid to non-controlling interest	—	—	—	—	(117)	(117)

Balance at August 29, 2009	92,346	55,841	(62,897)	(1)	2,367	87,656
Allocation of net income	2,361	1,949	57,633	—	791	62,734
Class A 5% priority distributions	(2,361)	(1,949)	—	—	—	(4,310)
Class B distributions	—	—	(26,941)	—	—	(26,941)
Appraisal valuation adjustment	—	—	(30,601)	—	—	(30,601)
Foreign currency translation adjustments	—	—	—	18	—	18
Distributions paid to non-controlling interest	—	—	—	—	(490)	(490)

Balance at February 27, 2010	$92,346	$55,841	$(62,806)	$17	$2,668	$88,066

See accompanying notes to consolidated financial statements.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1) Interim Financial Statements

Basis of Presentation

              The accompanying unaudited Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for interim financial information; therefore, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included using management's best estimates and judgments where appropriate. These estimates and judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ materially from these estimates and judgments. For further information, refer to the audited Consolidated Financial Statements and Notes to Consolidated Financial Statements for the fiscal year ended August 29, 2009, included elsewhere in this prospectus. The results of operations for the interim periods presented are not necessarily indicative of the results for a full fiscal year.

              NB Finance Corp., a wholly-owned finance subsidiary of NBP, is a co-issuer on a joint and several basis with NBP of the Senior Notes, which are our senior unsecured obligations, ranking equal in right of payment with all of our other senior unsecured obligations. The Senior Notes were retired on January 11, 2010. NB Finance Corp. has nominal assets and conducts no business or operations. There are no significant restrictions on the ability of subsidiaries to transfer funds to NBP.

(2) New Accounting Pronouncements

              On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Codification (the "ASC") under ASC 105-10 as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was effective for financial statements issued for interim and annual periods ending after September 15, 2009 for most entities. On the effective date, all non-SEC accounting and reporting standards was superseded. Rules and interpretive releases of the SEC under the authority of federal securities laws are also authoritative sources of U.S. GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to ASC affects the manner in which companies refer to U.S. GAAP in financial statements and note disclosures. The Company adopted this body of accounting for the quarterly period ended November 28, 2009, as required, and adoption did not have a material impact on its consolidated financial statements taken as a whole.

              In December 2007, the FASB issued Business Combinations under ASC 805. This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their fair value as of that date. An acquirer is required to recognize assets or liabilities arising from all other contingencies (contractual contingencies) as of the acquisition date, measured at their acquisition-date fair values, only if it is more likely than not that they meet the definition of an asset or a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. Any acquisition-related costs are to be expensed instead of capitalized. The Company adopted ASC 805 on August 30, 2009 and the impact will depend on future acquisitions at the time.

              Also in December 2007, the FASB issued Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51 under ASC 810-10-65 which establishes accounting and

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(2) New Accounting Pronouncements (Continued)

reporting standards for the noncontrolling interest (minority interest) in a subsidiary. ASC 810-10-65 requires non-controlling interests held by parties other than the parent in subsidiaries be clearly identified, labeled, and presented in the consolidated balance sheet within equity, but separate from the parent's equity. The Company's adoption of ASC 810-10-65 as of August 30, 2009 changed the presentation of the non-controlling interest.

              In February 2008, the FASB issued Fair Value Measurements under ASC 820-10 which deferred the effective date of fair value measurement for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis, at least annually. There was no impact when the Company adopted for these nonfinancial assets and nonfinancial liabilities on August 30, 2009. These assets and liabilities are measured at fair value on an ongoing basis but are reported at fair value only in certain circumstances.

(3) Inventories

              Inventories at February 27, 2010 and August 29, 2009 consisted of the following (in thousands):

	February 27, 2010	August 29, 2009
Dressed and boxed meat products	$121,479	$119,274
Beef by-products	39,085	29,756
Supplies and other	27,988	26,270

Total inventory	$188,552	$175,300

(4) Comprehensive Income

              Comprehensive income, which consists of net income and foreign currency translation adjustments, was as follows for the periods indicated (in thousands):

	26 weeks ended February 27, 2010	26 weeks ended February 28, 2009
Net income	$90,643	$27,711
Other comprehensive income/(loss):
Foreign currency translation adjustments	18	(74)

Comprehensive income	90,661	27,637
Comprehensive income attributable to the non-controlling interest	(791)	(717)

Comprehensive income attributable to NBP	$89,870	$26,920

(5) Contingencies

              National Beef Leathers LLC (NBL), a wholly-owned subsidiary of NBP, has been named as a defendant in seventeen currently pending lawsuits involving NBL's tannery located in St. Joseph, Missouri. NBL purchased certain assets of the tannery from Prime Tanning in March 2009. The lawsuits are pending in the Circuit Courts of Buchanan County, Clinton County, Ray County, and DeKalb County, Missouri and in the U.S. District Court for the Western District of Missouri and were filed between April 22, 2009 and March 12, 2010. The lawsuits allege that Prime and NBL spread

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(5) Contingencies (Continued)

wastewater sludge containing hexavalent chromium in four counties in northwest Missouri. The lawsuits currently include fifteen actions filed by individual plaintiffs and two purported class actions. The plaintiffs are seeking an unspecified amount of damages for wrongful death, personal injury, pain and suffering, economic damages, punitive damages, diminished property values and medical monitoring. NBL is vigorously defending the cases.

              The Company is a party to a number of other lawsuits and claims arising out of the operation of its business. Management believes the ultimate resolution of such matters should not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

(6) Fair Value Measurements

              The Company determines fair value utilizing a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The fair value hierarchy gives the highest priority to quoted market prices (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of inputs used to measure fair value are as follows:

  •
  Level 1—quoted prices in active markets for identical assets or liabilities accessible by the reporting entity.

  •
  Level 2—observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3—unobservable inputs for an asset or liability. Unobservable inputs should only be used to the extent observable inputs are not available.

              The following table details the assets and liabilities measured at fair value on a recurring basis as of February 27, 2010 and August 29, 2009 and also the level within the fair value hierarchy used to measure each category of assets (in thousands).

Description	February 27, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets—derivatives	$3,411	$1,408	$2,003	$—
Other accrued expenses and liabilities—derivatives	$861	$861	$—	$—
Capital subject to redemption	$228,056	$—	$228,056	$—
Description	August 29, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets—derivatives	$1,442	$1,442	$—	$—
Other accrued expenses and liabilities—derivatives	$5,087	$3,535	$1,552	$—
Capital subject to redemption	$183,407	$—	$183,407	$—

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(6) Fair Value Measurements (Continued)

              The Company has not elected the option to report any of the selected financial assets and liabilities at fair value. Management has used certain agreed upon redemption prices in measuring the fair value of the capital subject to redemption.

(7) Disclosure about Derivative Instruments and Hedging Activities

              As part of the Company's ongoing operations, the Company is exposed to market risks such as changes in commodity prices. To manage these risks, the Company may enter into the following derivative instruments pursuant to our established policies:

  •
  Forward purchase contracts for cattle for use in our beef plants

  •
  Exchange traded futures contracts for cattle

  •
  Exchange traded futures contracts for grain

              While management believes each of these instruments help mitigate various market risks, they are not designated and accounted for as hedges as a result of the extensive recordkeeping requirements associated with hedge accounting. Accordingly, the gains and losses associated with the change in fair value of the instruments are recorded to net sales and cost of goods sold in the period of change. Certain firm commitments for live cattle purchases and all firm commitments for boxed beef sales are treated as normal purchases and sales and not recorded at fair value.

              The Company enters into certain commodity derivatives, primarily with a diversified group of highly rated counterparties. The maximum amount of loss due to the credit risk of the counterparties, should the counterparties fail to perform according to the terms of the contracts, is deemed to be immaterial as of February 27, 2010 as all derivatives in an asset position are exchange-traded contracts. The exchange-traded contracts have been entered into under a master netting agreement. None of the derivatives entered into have credit-related contingent features. The Company has $3.2 million in cash collateral posted on its derivative liabilities.

              The following table presents the fair values as discussed in Note 6 and other information regarding derivative instruments not designated as hedging instruments as of February 27, 2010 and August 29, 2009 (in thousands of dollars):

	Derivative Asset		Derivative Liability
	As of February 27, 2010		As of February 27, 2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity contracts	Other current assets	$3,411	Other accrued expenses and liabilities	$861

Totals		$3,411		$861

	Derivative Asset		Derivative Liability
	As of August 29, 2009		As of August 29, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity contracts	Other current assets	$1,442	Other accrued expenses and liabilities	$5,087

Totals		$1,442		$5,087

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(7) Disclosure about Derivative Instruments and Hedging Activities (Continued)

              The following table presents the impact of derivative instruments on the Consolidated Statement of Operations for the thirteen and twenty-six week periods ended February 27, 2010 (in thousands of dollars):

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivatives	Amount of Gain or (Loss) Recognized in Income on Derivatives
		26 Weeks ended February 27, 2010
Commodity contracts	Net sales	$(3,169)
Commodity contracts	Cost of sales	7,937

Totals		$4,768

(8) Capital Subject to Redemption

              At any time after certain dates, the earliest being July 31, 2010, the latest being July 31, 2011, our Chief Executive Officer, Timothy M. Klein (referred to herein as "Mr. Klein"), and/or NBPCo Holdings have the right to request that the Company repurchase their interests, the value of which is to be determined by a mutually agreed appraisal process. If the Company is unable to effect the repurchase within a specified time, the requesting member(s) have the right to cause a sale process to commence.

              Generally accepted accounting principles require the Company to determine the fair value of the capital subject to redemption at the end of each reporting period. To the extent that this value increases, this change in fair value is accreted over the redemption period as discussed above. Since the second quarter of fiscal year 2009, management has used certain agreed upon redemption prices that were used in the Unit Redemption Agreements in measuring the fair value of the capital subject to redemption held by NBPCo Holdings. The Unit Redemption Agreement between the Company and Timothy Klein and affiliates provides for a formula-based method of calculating their Class B interests which was used in valuing the interest of Timothy Klein and affiliates at February 27, 2010.

              The Company accounts for changes in the redemption value of redeemable interests by accreting the change in value from the date of change through the earliest redemption date of the respective interests. At February 27, 2010, the value of the capital subject to redemption was determined to be $264.2 million, which was in excess of its carrying value. Accordingly, the carrying value of the capital subject to redemption increased by approximately $30.6 million through accretion during the twenty-six weeks ended February 27, 2010, resulting in the $228.1 million carrying value, as reflected in the accompanying consolidated balance sheet as of February 27, 2010.

              The total value of the capital subject to redemption at February 27, 2010, increased by approximately $23.6 million compared to the value at August 29, 2009. Offsetting the change in the value of the capital subject to redemption is a corresponding change in members' capital.

(9) Segments

              The Company's operating segments are based on segment profit and evaluated by the Chief Executive Officer, who also serves as the Chief Operating Decision Maker (CODM). Segment profit is

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(9) Segments (Continued)

measured as operating income for NBP's two reporting segments, Core Beef and Other, based on the definitions provided in ASC 280, Disclosures about Segments of an Enterprise and Related Information.

              Core Beef—the majority of NBP's revenues are generated from the sale of fresh meat, which include chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, and other products. In addition, we also sell beef by-products including hides to the variety meat, feed processing, fertilizer and pet food industries. Aggregation criteria were applied to determine the constituents of the Core Beef segment.

              Other—the Other segment of NBP consists of the operations of National Carriers, Inc., a refrigerated and livestock contract carrier company, National Elite Transportation, LLC, a provider of transportation logistics services, and Kansas City Steak Company, LLC, a portion control steak cutting operation.

              Eliminations—this line item includes eliminations of inter-segment and intra-segment activity resulting from the consolidation process.

              The following table represents segment results for the periods indicated (in thousands):

	26 weeks ended February 27, 2010	26 weeks ended February 28, 2009
Net sales:
Core beef	$2,730,320	$2,738,573
Other	120,008	119,469
Eliminations	(166,792)	(130,847)

Total net sales	$2,683,536	$2,727,195

Operating income:
Core beef	$99,659	$40,505
Other	3,129	3,921

Total operating income	102,788	44,426
Interest income	34	106
Interest expense	(8,051)	(12,376)
Other expense, net	(3,776)	(3,884)

Total income before taxes	$90,995	$28,272

	February 27, 2010	February 28, 2009
Assets:
Core beef	$769,251	$757,124
Other	43,534	41,078
Eliminations	(2,172)	(830)

Total assets	$810,613	$797,372

Report of Independent Registered Public Accounting Firm

The Board of Managers and Members
National Beef Packing Company, LLC:

We have audited the accompanying consolidated balance sheets of National Beef Packing Company, LLC and subsidiaries (the Company) as of August 29, 2009 and August 30, 2008, and the related consolidated statements of operations, cash flows, members' capital, and comprehensive income for each of the fiscal years in the three-year period ended August 29, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Beef Packing Company, LLC and subsidiaries as of August 29, 2009 and August 30, 2008, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended August 29, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the accompanying consolidated financial statements, effective August 30, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.

/s/ KPMG LLP
Kansas City, Missouri
November 13, 2009,
except for Note 14, which is as of
December 3, 2009, and the second
paragraph of Note 2, which is as of
April 16, 2010

NATIONAL BEEF PACKING COMPANY, LLC

AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

	August 29, 2009	August 30, 2008
Assets
Current assets:
Cash and cash equivalents	$17,373	$25,466
Accounts receivable, less allowance for returns and doubtful accounts of $1,511 and $1,665, respectively	172,420	218,022
Due from affiliates	4,532	7,071
Other receivables	7,165	5,392
Inventories	175,300	192,480
Other current assets	16,602	12,765

Total current assets	393,392	461,196

Property, plant and equipment, at cost:
Land and improvements	18,777	17,678
Buildings and improvements	115,427	93,970
Machinery and equipment	303,471	247,992
Trailers and automotive equipment	5,478	1,541
Furniture and fixtures	7,862	5,578
Construction in progress	28,911	64,601

	479,926	431,360
Less accumulated depreciation	174,295	133,238

Net property, plant and equipment	305,631	298,122

Goodwill	81,242	80,642
Other intangibles, net of accumulated amortization of $11,450 and $9,347, respectively	24,760	26,690
Other assets	4,120	9,252

	$809,145	$875,902

Liabilities and Members' Capital
Current liabilities:
Current installments of long-term debt	$11,458	$3,590
Cattle purchases payable	49,806	65,378
Accounts payable—trade	69,073	71,280
Due to affiliates	1,042	878
Accrued compensation and benefits	50,857	44,455
Accrued insurance	16,344	12,918
Other accrued expenses and liabilities	14,585	10,036
Distributions payable	35,183	43,011

Total current liabilities	248,348	251,546

Long-term debt, excluding current installments	287,370	374,239
Other liabilities	2,364	2,327

Total liabilities	538,082	628,112

Capital subject to redemption	183,407	186,533
Members' capital:
Members' capital attributable to NBP	85,290	59,770
Accumulated other comprehensive (loss) income attributable to NBP	(1)	23
Non-controlling interest in Kansas City Steak Company, LLC	2,367	1,464

Total members' capital	87,656	61,257
Commitments and contingencies	—	—

	$809,145	$875,902

See accompanying notes to consolidated financial statements.

NATIONAL BEEF PACKING COMPANY, LLC

AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands)

	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007
Net sales	$5,449,278	$5,847,292	$5,578,533
Costs and expenses:
Cost of sales	5,187,119	5,612,411	5,443,964
Selling, general and administrative	43,074	43,692	42,473
Depreciation and amortization	44,368	36,408	32,438

Total costs and expenses	5,274,561	5,692,511	5,518,875

Operating income	174,717	154,781	59,658
Other income (expense):
Interest income	173	460	669
Interest expense	(23,344)	(33,996)	(39,426)
Equity in loss of aLF Ventures, LLC	(61)	(101)	(102)
Other, net	(6,407)	5,824	1,436

Income before taxes	145,078	126,968	22,235
Income tax expense	(923)	(1,751)	(1,918)

Net income	144,155	125,217	20,317
Net income attributable to non-controlling interest	(1,292)	(704)	(313)

Net income attributable to NBP	$142,863	$124,513	$20,004

See accompanying notes to consolidated financial statements.

NATIONAL BEEF PACKING COMPANY, LLC

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007
Cash flows from operating activities:
Net income	$144,155	$125,217	$20,317
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	44,368	36,408	32,438
Loss (gain) on disposal of property, plant and equipment	(13)	24	(369)
Gain on disposal of investment	—	(1,342)	—
Write-off of debt issuance costs	1,462	372	702
Change in assets and liabilities (net of acquisitions):
Accounts receivable	45,602	(28,297)	(16,492)
Due from affiliates	2,539	(2,677)	(1,691)
Other receivables	(1,773)	2,997	(2,446)
Inventories	17,180	(15,236)	(32,235)
Other assets	1,007	1,264	6,095
Cattle purchases payable	(3,963)	(453)	41
Accounts payable	(804)	15,275	647
Due to affiliates	164	523	(16)
Accrued compensation and benefits	6,402	28,367	(7,718)
Accrued insurance	3,426	(1,632)	(3,101)
Other accrued expenses and liabilities	4,586	(1,223)	(229)

Net cash provided by (used in) operating activities	264,338	159,587	(4,057)

Cash flows used in investing activities:
Capital expenditures, including interest capitalized	(40,764)	(59,877)	(41,722)
Acquisition of businesses, net of cash acquired	(11,007)	(600)	(500)
Proceeds from sale of property, plant and equipment	1,406	245	802
Proceeds from redemption of investment	—	1,342	—

Net cash used in investing activities	(50,365)	(58,890)	(41,420)

Cash flows from financing activities:
Net receipts (payments) under revolving credit lines	17,801	(27,001)	19,505
Repayments of term note payable	(25,713)	—	(7,384)
Borrowings under term note payable	—	—	40,000
Cash paid for financing costs	(1,343)	—	(395)
Change in overdraft balances	(13,012)	(1,346)	9,781
Purchase and cancellation of Senior Notes	(62,542)	(30,603)	—
Repayments of other indebtedness/capital leases	(8,547)	(3,413)	(2,496)
Proceeds from sale leaseback transaction	—	—	10,474
Member capital redemption	(125,484)	—	—
Member capital contribution	75,484	—	—
Member distributions	(78,297)	(43,083)	(22,097)
Distributions paid to non-controlling interest	(389)	(192)	(138)

Net cash (used in) provided by financing activities	(222,042)	(105,638)	47,250

Effect of exchange rate changes on cash	(24)	(37)	7

Net (decrease) increase in cash	(8,093)	(4,978)	1,780
Cash and cash equivalents at beginning of period	25,466	30,444	28,664

Cash and cash equivalents at end of period	$17,373	$25,466	$30,444

Supplemental disclosures:
Cash paid during the period for interest	$23,062	$34,793	$39,912

Cash (received)/paid during the period for taxes, net of $925 $0 and $0 refunds, respectively	$(118)	$2,054	$736

Supplemental non-cash disclosures of investing and financing activities:
Assets acquired through capital lease	$70	$98	$49

See accompanying notes to consolidated financial statements.

NATIONAL BEEF PACKING COMPANY, LLC

AND SUBSIDIARIES

Consolidated Statement of Members' Capital

(in thousands)

	Capital Subject to Redemption
	Class A	Class A-1	Class B-1	Class B-2 and C(a)	TOTAL
Balance at August 26, 2006	$42,154	—	$26,889	$3,135	$72,178
Allocation of net income	1,649	—	5,528	640	7,817
Class A 5% priority distributions	(1,649)	—	—	—	(1,649)
Class B distributions	—	—	(4,408)	(510)	(4,918)
Appraisal valuation adjustment	—	—	3,146	364	3,510

Balance at August 25, 2007	$42,154	$—	$31,155	$3,629	$76,938
Allocation of net income	1,681	—	47,850	5,541	55,072
Class A 5% priority distributions	(1,681)	—	—	—	(1,681)
Class B distributions	—	—	(29,677)	(3,436)	(33,113)
Appraisal valuation adjustment	—	—	80,048	9,269	89,317

Balance at August 30, 2008	$42,154	$—	$129,376	$15,003	$186,533
Allocation of net income	1,946	516	45,724	1,838	50,024
Class A 5% priority distributions	(1,946)	(516)	—	—	(2,462)
Class B distributions	—	—	(20,270)	(522)	(20,792)
Equity redemption	(8,329)	—	(117,155)	—	(125,484)
Equity contribution	—	19,643	—	—	19,643
Reclass B-2 units to B-1 units(b)	—	—	22,559	(22,559)	—
Appraisal valuation adjustment	(5,029)	(2,588)	77,322	6,240	75,945

Balance at August 29, 2009	$28,796	$17,055	$137,556	$—	$183,407

	Members' Capital
	Class A	Class A-1	Class B-1	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interest KCS	TOTAL
Balance at August 26, 2006	$92,347	$—	$34,193	$53	$777	$127,370
Allocation of net income	4,721	—	7,466	—	313	12,500
Class A 5% priority distributions	(4,722)	—	—	—	—	(4,722)
Class B distributions	—	—	(5,954)	—	—	(5,954)
Appraisal valuation adjustment	—	—	(3,510)	—	—	(3,510)
Foreign currency translation adjustments	—	—	—	7	—	7
Distributions paid to non-controlling interest	—	—	—	—	(138)	(138)

Balance at August 25, 2007	$92,346	$—	$32,195	$60	$952	$125,553
Allocation of net income	4,812	—	64,629	—	704	70,145
Class A 5% priority distributions	(4,812)	—	—	—	—	(4,812)
Class B distributions	—	—	(40,083)	—	—	(40,083)
Appraisal valuation adjustment	—	—	(89,317)	—	—	(89,317)
Foreign currency translation adjustments	—	—	—	(37)	—	(37)
Distributions paid to non-controlling interest	—	—	—	—	(192)	(192)

Balance at August 30, 2008	$92,346	$—	$(32,576)	$23	$1,464	$61,257
Allocation of net income	4,721	1,467	86,651	—	1,292	94,131
Class A 5% priority distributions	(4,721)	(1,467)	—	—	—	(6,188)
Class B distributions	—	—	(41,027)	—	—	(41,027)
Equity contribution	—	55,841	—	—	—	55,841
Appraisal valuation adjustment	—	—	(75,945)	—	—	(75,945)
Foreign currency translation adjustments	—	—	—	(24)	—	(24)
Distributions paid to non-controlling interest	—	—	—	—	(389)	(389)

Balance at August 29, 2009	$92,346	$55,841	$(62,897)	$(1)	$2,367	$87,656

(a)
Class B-2 and Class C collectively had equal value and rights as Class B-1.

(b)
Per Fourth Amendment to LLC Agreement

See accompanying notes to consolidated financial statements.

NATIONAL BEEF PACKING COMPANY, LLC

AND SUBSIDIARIES

Consolidated Statements of Comprehensive (Loss) Income

(in thousands)

	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007
Net income	$144,155	$125,217	$20,317
Other comprehensive (loss) income:
Foreign currency translation adjustments	(24)	(37)	7

Comprehensive income	$144,131	$125,180	$20,324
Comprehensive income attributable to the non-controlling interest	(1,292)	(704)	(313)

Comprehensive income attributable to NBP	$142,839	$124,476	$20,011

See accompanying notes to consolidated financial statements.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

              National Beef Packing Company, LLC (the Company or NBP) is a Delaware limited liability company. The Company and its subsidiaries sell meat products to customers in the foodservice, international, further processor and retail distribution channels. The Company also produces and sells by-products that are derived from its meat processing operations and variety meats to customers in various industries.

              The Company operates beef slaughter and fabrication facilities in Liberal and Dodge City, Kansas, and Brawley, California, case-ready beef processing facilities in Hummels Wharf, Pennsylvania and Moultrie, Georgia and holds a 75% interest in Kansas City Steak Company, LLC (Kansas City Steak), a portion control processing facility in Kansas City, Kansas. National Carriers, Inc. (National Carriers), a wholly-owned subsidiary located in Liberal, Kansas, provides trucking services to the Company and third parties and National Elite Transportation, LLC (National Elite), a wholly-owned subsidiary located in Springdale, Arkansas, provides third-party logistics services to the transportation industry. National Beef Leathers, LLC (NBL), a wholly-owned subsidiary located in St. Joseph, Missouri, provides wet blue hide tanning services to the Company.

              As of August 29, 2009, we had approximately 8,900 employees, of which approximately 44.8% are represented by collective bargaining agreements. Approximately 2,850 employees at the Liberal, Kansas facility are represented under a collective bargaining agreement scheduled to expire on December 16, 2012. Approximately 1,100 employees at the Brawley, California facility are jointly represented by the United Food and Commercial Workers International Union and the Teamsters International Union under a collective bargaining agreement scheduled to expire on December 8, 2013. Approximately 80 employees at our St. Joseph, Missouri facility are represented by the United Cereal Workers of the United Food and Commercial Workers International Union under a collective bargaining agreement scheduled to expire on May 14, 2014. The Company makes certain contributions for the benefit of employees (see Note 7).

              U.S. Premium Beef, LLC (USPB), NBPCo Holdings, LLC (NBPCo Holdings) and affiliates of Timothy M. Klein each hold Class A and Class B interests in the Company.

              Class A Interests.    Class A interests are non-voting and are entitled to a priority distribution of 5% per year on the face amount of the Class A interests, payable not later than 30 days after the close of the Company's tax year quarters in cash to the extent permitted by the Company's senior lenders and the indenture governing the senior notes. The face amount of the Class A interests, together with all unpaid priority distributions, will be distributed on a priority basis upon liquidation.

              Class A1 Interests.    Class A1 interests are non-voting and are entitled to a priority distribution of 7% per year on the face amount of the Class A1 interests, payable with payment in kind Class A1 interests in lieu of cash if the Company's EBITDA does not meet certain tests. For purposes of determining Class B ownership for liquidation or redemption, the Class A1 interests will be deemed to be converted to Class B interests at a ratio in the LLC Agreement, however, will remain A1 interests after such determination.

              Class B Interests.    Class B interests are entitled to receive all assets available for distribution upon liquidation after payment of the Class A face amount together with all unpaid Class A priority distributions. Class B interests will also be allocated all items of income and loss earned or incurred by the Company after allocation of income attributable to the Class A priority distribution. In addition, the holders of Class B interests are entitled to receive quarterly distributions to make tax payments

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1. DESCRIPTION OF BUSINESS (Continued)

which consist of 48% of the Company's remaining estimated taxable net income after the Class A priority distributions are made. The voting power of the members (voting either directly or by action of the board of managers designated by the members) is determined based upon the number of Class B interests held.

              USPB holds 68.5997% of the Class B interests, as well as Class A and Class A-1 interests, with an aggregate face amount of approximately $150.5 million, NBPCo Holdings owns 24.5083% of the Class B interests, as well as Class A and Class A-1 interests with an aggregate face amount of approximately $51.2 million, and affiliates of Timothy M. Klein own 6.892% of the Class B interests, as well as Class A interests, with an aggregate face amount of approximately $2.3 million.

              Capital subject to redemption represents Class A, A1 and B interests held by affiliates of Timothy M. Klein and NBPCo Holdings, which include repurchase rights of the holders (see Note 6).

NOTE 2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

    Basis of Presentation and Consolidation

              The consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

              Effective August 30, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statement—an amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes accounting and reporting standards for the non-controlling interest (minority interest) in a subsidiary. SFAS 160 requires non-controlling interests held by parties other than the parent in subsidiaries be clearly identified, labeled and presented in the consolidated balance sheet within equity, but separate from the parent's equity. The Company's adoption of SFAS 160 as of August 30, 2009 changed the presentation of the non-controlling interest. Minority owners' interest in net income of Kansas City Steak Company, LLC was previously presented as a component of net income in the Consolidated Statements of Operations and is now presented as net income attributable to non-controlling interest, which is a component of net income attributable to NBP but not included in net income. Corresponding changes have been made to the Consolidated Statements of Cash Flows and Members' Capital. The Company has applied the provisions of SFAS 160 prospectively, except for the presentation and disclosure requirements, which have been applied retrospectively for all periods presented.

    Fiscal Year

              The Company's fiscal year consists of 52 or 53 weeks, ending on the last Saturday in August. Fiscal 2009 and 2007 were 52 week fiscal years while fiscal 2008 was a 53 week fiscal year. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

    Use of Estimates

              The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, using management's best estimates and judgments where appropriate. These estimates and judgments affect the reported amounts of assets and

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ materially from these estimates and judgments.

    Cash and Cash Equivalents

              The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of August 29, 2009 and August 30, 2008, the Company had cash and cash equivalents of $17.4 million and $25.5 million, respectively, as presented in the consolidated statements of cash flows. Included in non-current other assets at August 30, 2008 was $4.3 million of cash restricted to Industrial Revenue Bond approved expenditures.

    Allowance for Returns and Doubtful Accounts

              The allowance for returns and doubtful accounts is the Company's best estimate of the amount of probable returns and credit losses in the Company's existing accounts receivable. The Company determines these allowances based on historical experience, customer conditions and management's judgments. Management considers factors such as changes in the economy and industry. Specific accounts are reviewed individually for collectability.

              The following table represents the rollforward of the allowance for returns and doubtful accounts for the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007.

Period Ending	Beginning Balance	Provision	Charge Off	Ending Balance
August 29, 2009	$(1,664,966)	$(6,200,702)	$6,355,135	$(1,510,533)
August 30, 2008	$(4,641,658)	$(5,399,252)	$8,375,944	$(1,664,966)
August 25, 2007	$(2,411,676)	$(8,688,782)	$6,458,800	$(4,641,658)

    Inventories

              Inventories consist primarily of meat products and supplies. Product inventories are considered commodities and are recorded based on quoted commodity prices, which approximate net realizable value. Supply and other inventories are valued on the basis of first-in, first-out, specific or average cost methods. Product inventories are relieved from inventory utilizing the first-in, first-out method.

              The components of inventories are as follows (amounts in thousands):

	August 29, 2009	August 30, 2008
Product inventories:
Dressed and boxed meat products	$119,274	$144,885
Beef by-products	29,756	20,886
Supplies and other	26,270	26,709

Total inventory	$175,300	$192,480

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

    Property, plant and equipment

              Property, plant and equipment are recorded at cost. Property, plant and equipment are depreciated principally on a straight-line basis over the estimated useful life (based upon original acquisition date) of the individual asset by major asset class as follows:

Buildings and improvements	15 to 25 years
Machinery and equipment	2 to 8 years
Trailers and automotive equipment	2 to 4 years
Furniture and fixtures	3 to 5 years

              Upon disposition of these assets, any resulting gain or loss is included in other, net (see Note 4). Major repairs and maintenance costs that extend the useful life of the related assets are capitalized. Normal repairs and maintenance costs are charged to operations.

              The Company capitalizes the cost of interest on borrowed funds which are used to finance the construction of certain property, plant and equipment. Such capitalized interest costs are charged to the property, plant and equipment accounts and are amortized through depreciation charges over the estimated useful lives of the assets. Interest capitalized was $0.3 million, $0.3 million and $0.1 million for the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007, respectively.

              The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is assessed based on estimated undiscounted future cash flows. Impairment, if any, is recognized based on fair value of the assets. Assets to be disposed of are reported at the lower of cost or fair value less costs to sell, and are no longer depreciated.

    Debt Issuance Costs

              On March 21, 2007, the Company amended its Credit Facility to increase the available credit under the facility by $50.0 million. The term loan was increased by $40.0 million and the line of credit was increased by $10.0 million. Additional finance and legal charges associated with the restated Credit Facility of less than $0.1 million were expensed in other, net in the consolidated statement of operations during the fiscal year ended August 25, 2007.

              Effective July 25, 2007, the Company amended and restated its Credit Facility with a consortium of banks, additionally capitalizing $0.4 million in debt issuance costs. This amendment and restatement is within the scope of the EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, as well as EITF 98-14, Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements. In accordance with that guidance, a portion of the unamortized loan costs of approximately $0.7 million from the previous amended and restated Credit Facility as well as additional finance and legal charges associated with the new amended and restated Credit Facility of less than $0.1 million were expensed in other, net in the consolidated statement of operations during the fiscal year ended August 25, 2007.

              On June 27, 2008, the Company amended its Credit Facility to increase the amount of allowable net capital expenditures. The Company capitalized an additional $0.1 million in debt issuance costs associated with this amendment. The remaining costs are being amortized over the life of the related debt instruments.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

              In July 2008, the Company repurchased and cancelled approximately $30.6 million of its senior notes. Associated with the repurchase and cancellation of these senior notes, a portion of the unamortized loans costs of approximately $0.4 million were expensed in other, net in the consolidated statement of operations during the fiscal year ended August 30, 2008.

              On April 13, 2009, the Company's Credit Facility was amended to permit the redemption of the Company's membership interests in the amount of $125.5 million, including the authorization and issuance of Class A1 interests to help fund the redemption (see Note 6 for further detail of the redemption). In addition, the terms of the Company's Credit Facility were amended to: (1) increase the borrowings under the Company's Credit Facility by up to $100.0 million, of which up to $75.0 million is under the Company's term loan and $25.0 million is under the Company's revolving line of credit; (2) increase the applicable margin on the rates of interest of the term loan and revolving line of credit; (3) revise the payment schedule of the term loan; (4) shorten the maturity date of the term loan; (5) remove the restrictions on purchasing the Company's senior notes and require the repurchase or redemption of $100 million aggregate principal amount of the Company's senior notes; (6) increase the amount of capital expenditures the Company can make in any fiscal year from $50 million to $60 million, or $65 million if the Company expends less than $55 million in the immediately preceding fiscal year; and (7) add a financial covenant requiring the Company to maintain a Funded Debt to EBITDA ratio. The related financing charges, an upfront fee of approximately $0.8 million and an arrangement fee of approximately $0.5 million, was capitalized and is being amortized over the life of the related debt instruments.

              During fiscal 2009, the Company repurchased and cancelled approximately $62.5 million of its senior notes. Associated with the repurchase and cancellation of these senior notes, a portion of the unamortized loans costs of approximately $0.5 million were expensed in other, net in the consolidated statement of operations during the fiscal year ended August 29, 2009.

              Amortization of $0.9 million, $1.0 million and $1.0 million was charged to interest expense during the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007, respectively, related to these costs. The Company had unamortized costs of $3.1 million and $4.2 million for the fiscal years ended August 29, 2009 and August 30, 2008, respectively.

    Goodwill and Other Intangible Assets

              Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (SFAS 142), provides that goodwill and other intangible assets with indefinite lives shall not be amortized but shall be tested for impairment on an annual basis. Identifiable intangible assets with definite lives are amortized over their estimated useful lives. The Company evaluates goodwill and other indefinite life intangible assets annually for impairment and, if there is impairment, the carrying amount of goodwill and other intangible assets is written down to the implied fair value. For goodwill, this test involves comparing the fair value of each reporting unit to the unit's book value to determine if any impairment exists. The Company calculates the fair value of each reporting unit using estimates of future cash flows. All of the Company's goodwill has been allocated to the Core Beef segment. In accordance with SFAS 142, goodwill was tested for impairment and, as of August 29, 2009, management determined there was no impairment.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

              The amounts of goodwill, all allocated to the Core Beef segment, are as follows (amounts in thousands):

	August 29, 2009	August 30, 2008
Beginning balance	$80,642	$80,042
Adjustment of goodwill from prior year acquisition	600	600

Ending balance	$81,242	$80,642

              The amounts of other intangible assets are as follows (amounts in thousands):

		August 29, 2009		August 30, 2008
	Weighted Average Amortization Period
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Customer relationships	8.1 years	$15,772	$11,450	$15,599	$9,347
Intangible assets not subject to amortization:
Trademarks	Indefinite	20,438	—	20,438	—

Total intangible assets		$36,210	$11,450	$36,037	$9,347

              Customer relationships, including contractual and noncontractual relationships, are being amortized using the straight-line method over their useful lives, which range from four to 15 years. Trademarks are not scheduled for amortization due to their expected indefinite useful life. In accordance with SFAS 142, these trademarks were tested for impairment and, as of August 29, 2009, management determined there was no impairment.

              For the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007, the Company recognized $2.1 million, $2.1 million and $1.9 million, respectively, of amortization expense on intangible assets. The following table reflects the anticipated amortization expense relative to intangible assets recognized in the Company's consolidated balance sheet as of August 29, 2009, for each of the next five years and thereafter:

(Amounts in thousands)
Estimated amortization expense for fiscal years ended:
2010	$2,020
2011	375
2012	267
2013(1)	272
2014	259
Thereafter	1,129

Total	$4,322

(1)
Fiscal year 2013 consists of 53 weeks.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

    Overdraft Balances

              The majority of the Company's bank accounts are zero balance accounts where cash needs are funded as checks are presented for payment by the holder. Checks issued pending clearance that result in overdraft balances for accounting purposes are included in the trade accounts payable and cattle purchases payable balances, and the change in the related balances are reflected in financing activities on the Company's consolidated statement of cash flows. Overdraft balances of $59.3 million and $72.3 million were included in trade accounts and cattle purchases payables at August 29, 2009 and August 30, 2008, respectively.

    Self-insurance

              The Company is self-insured for certain losses relating to workers' compensation, automobile liability, general liability and employee medical and dental benefits. The Company has purchased stop-loss coverage in order to limit its exposure to any significant levels of claims. Self-insured losses are accrued based upon the Company's estimates of the aggregate uninsured claims incurred using actuarial assumptions accepted in the insurance industry and the Company's historical experience rates.

    Environmental Expenditures and Remediation Liabilities

              Environmental expenditures that relate to current or future operations and which improve operational capabilities are capitalized at the time of expenditure. Expenditures that relate to an existing or prior condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

    Foreign Currency Translation

              The Company has representative offices located in Tokyo, Japan, Seoul, South Korea and Beijing, China. The primary activity of these offices is to assist customers with product and order related issues. For foreign operations, the local currency is the functional currency. Translation into U.S. dollars is performed for assets and liabilities at the exchange rates as of the balance sheet date. Income and expense accounts are recorded at average exchange rates for the period. Adjustments resulting from the translation are reflected as a separate component of other comprehensive income.

    Income Taxes

              The provision for income taxes is computed on a separate legal entity basis. Accordingly, the separate legal entity of the Company does not provide for income taxes as the results of operations are included in the taxable income of the individual members. However, to the extent that subsidiary entities provide for income taxes, deferred tax assets and liabilities are recognized based on the differences between the financial statement and tax bases of assets and liabilities at each balance sheet date using enacted tax rates expected to be in effect in the year the differences are expected to reverse, and are thus included in the consolidated financial statements of the Company. Based on federal income tax statute of limitations, National Carriers remains subject to examination of its income taxes for fiscal years 2009, 2008 and 2007.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

    Fair Value of Financial Instruments

              The carrying amounts of the Company's financial instruments, including cash and cash equivalents, short-term trade receivables and payables, approximate their fair values due to the short-term nature of the instruments. At August 29, 2009, the senior notes had a carrying value of $66.9 million and an approximate fair value of $66.9 million, or at par, based on our ability to redeem the senior notes at 100% of face value after August 1, 2009. The carrying value of other debt also approximates its fair value at August 29, 2009, as substantially all such debt has a variable interest rate.

    Revenue Recognition

              The Company recognizes revenue from the sale of products based on the terms of the sale, typically upon delivery to customers. National Carriers, Inc. and National Elite recognize revenue when shipments are complete.

    Selling, General and Administrative Costs

              Selling expenses consist primarily of salaries, trade promotions, advertising, commissions and other marketing costs. General and administrative costs consist primarily of general management, insurance and professional expenses. Selling, general and administrative costs consist of aggregated expenses that generally apply to multiple locations.

    Shipping Costs

              Pass-through finished goods delivery costs reimbursed by customers are reported in sales, while an offsetting expense is included in cost of sales.

    Advertising and Promotion Expenses

              Advertising and promotion expenses are charged to operations in the period incurred and were $4.6 million in fiscal year 2009, $2.1 million in fiscal year 2008, and $3.3 million in fiscal year 2007.

    Comprehensive Income

              Comprehensive income consists of net income and foreign currency translation adjustments. The Company deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.

    Derivatives and Hedging Activities

              The Company uses futures contracts in order to reduce exposure associated with entering into firm commitments to purchase live cattle at prices determined prior to the delivery of the cattle as well as firm commitments to sell certain beef products at sales prices determined prior to shipment. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS 133), the Company accounts for futures contracts and their related firm purchase commitments at fair value. Certain firm commitments for live cattle purchases and all firm commitments for boxed beef sales are treated as "normal purchases and sales" and not marked to market. SFAS 133 imposes extensive recordkeeping requirements in order to treat a derivative financial instrument as a hedge for accounting purposes. Derivatives qualify for treatment as hedges when there is a high correlation

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

between the change in fair value of the instrument and the related change in fair value of the underlying commitment. For derivatives that qualify as effective hedges, the change in fair value has no net effect on earnings until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments, or for the ineffective portion of a hedging instrument, the change in fair value does affect current period net earnings.

              While management believes each of these instruments help mitigate various market risks, they are not designated and accounted for as hedges under SFAS 133 as a result of the extensive recordkeeping requirements of this statement. Accordingly, the gains and losses associated with the change in fair value of the instrument and the offsetting gains and losses associated with changes in the market value of certain of the firm purchase commitments related to the futures contracts are recorded to income and expense in the period of change.

              The fair value of derivative assets is recognized within other current assets, while the fair value of derivative liabilities is recognized within accrued liabilities. The net fair value of derivatives recognized within other current assets and other accrued liabilities at August 29, 2009 and August 30, 2008 is not significant.

NOTE 3. NEW ACCOUNTING PRONOUNCEMENTS

              In December 2007, the FASB issued SFAS No. 141R, Business Combinations (SFAS 141R). This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their fair value as of that date. An acquirer is required to recognize assets or liabilities arising from all other contingencies (contractual contingencies) as of the acquisition date, measured at their acquisition-date fair values, only if it is more likely than not that they meet the definition of an asset or a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. Any acquisition-related costs are to be expensed instead of capitalized. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact to the Company from the adoption of SFAS 141R in fiscal year 2010 will depend on acquisitions at the time.

              In February 2008, the FASB issued FASB Staff Position (FSP) No. 157-2 which defers the effective date of SFAS No. 157, Fair Value Measurements (SFAS 157), for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis, at least annually. The Company adopted for these nonfinancial assets and nonfinancial liabilities as of August 30, 2009. These assets and liabilities are measured at fair value on an ongoing basis but are reported at fair value only in certain circumstances.

              In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (SFAS 168). SFAS 168 establishes the FASB Accounting Standards Codification as the source of authoritative U.S. generally accepted accounting principles (GAAP) (other than guidance issued by the SEC) to be used in the preparation of financial statements. SFAS 168 is effective prospectively for financial statements issued for interim and fiscal periods ending after September 15, 2009. The Company will adopt these new requirements in its first quarter of fiscal 2010.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4. OTHER INCOME

              Investments—Other income includes losses related to the Company's investment in aLF Ventures, LLC, which is accounted for using the equity method. Losses for each of the fiscal years 2009, 2008 and 2007 were $0.1 million.

              Miscellaneous—Other non-operating expense, net was $6.4 million in the fiscal year ended 2009 while other non-operating income, net was $5.8 million and $1.4 million in the fiscal years ended 2008 and 2007, respectively. Other, net includes miscellaneous non-operating items of income and expense such as adjustments to unamortized loan costs as discussed in Note 2. Basis of Presentation and Accounting Policies, Debt Issuance Costs, adjustments to postretirement benefits costs as discussed in Note 7. Retirement Plans, and gains or losses on the disposal of fixed assets as discussed in Note 2. Basis of Presentation and Accounting Policies, Property, Plant and Equipment, and disclosed on the consolidated statements of cash flows. Other non-operating expense for fiscal year 2009 includes approximately $5.6 million in legal fees which was primarily related to the termination of a purchase agreement in February 2009 and approximately $1.5 million related to the write-off of debt issuance costs. In addition, approximately $0.7 million of obsolete parts were written off at our case ready facilities during fiscal year 2009. Other non-operating income for fiscal year 2008 includes approximately $3.4 million for the settlement of a lawsuit related to corrugated packaging materials and about $1.3 million related to proceeds received in redemption of an investment interest in which our basis had previously been written down to zero.

NOTE 5. LONG-TERM DEBT AND LOAN AGREEMENTS

              The Company entered into various debt agreements in order to finance acquisitions and provide liquidity to operate the business on a going forward basis. As of August 29, 2009 and August 30, 2008, debt consisted of the following:

	August 29, 2009	August 30, 2008
	(in thousands)
Short-term debt:
Revolving credit facility(a)	$—	$—
Current portion of term loan facility(a)	5,000	—
Current portion of Industrial Development Bonds(c)	4,075	—
Current portion of capital lease obligations(d)	2,383	3,590

	11,458	3,590

Long-term debt:
Term loan facility(a)	171,903	202,616
Senior notes(b)	66,855	129,397
Industrial Development Revenue Bonds(c)	12,245	20,665
Revolving credit facility(a)	29,168	11,367
Long-term capital lease obligations & other(d)	7,199	10,194

	287,370	374,239

Total debt	$298,828	$377,829

(a)
Senior Credit Facilities—Effective April 13, 2009, our Credit Facility was amended to permit the redemption of our membership interests in the amount of $125.5 million, including the

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5. LONG-TERM DEBT AND LOAN AGREEMENTS (Continued)

  authorization and issuance of Class A1 Units to help fund the redemption. In addition, the terms of our Credit Facility were amended to: (1) increase the borrowings under our Credit Facility by up to $100.0 million, of which up to $75.0 million is under our term loan and $25.0 million is under our revolving line of credit; (2) increase the applicable margin on the rates of interest of the term loan and revolving line of credit; (3) revise the payment schedule of the term loan; (4) shorten the maturity date of the term loan; (5) remove the restrictions on purchasing our senior notes and require the repurchase or redemption of $100 million aggregate principal amount of our senior notes; (6) increase the amount of capital expenditures we can make in any fiscal year from $50 million to $60 million, or $65 million if we expend less than $55 million in the immediately preceding fiscal year; and (7) add a financial covenant requiring us to maintain a Funded Debt to EBITDA ratio. The related financing charges, an upfront fee of approximately $0.8 million and an arrangement fee of approximately $0.5 million, will be amortized over the life of the loan.

  Our Credit Facility is secured by collateral consisting of substantially all of the Company's assets. After the applicable collateral requirements were satisfied as of October 8, 2009, the Credit Facility now consists of up to $251.9 million under a term loan that matures in July 2012 and a revolving line of credit loan of $225.0 million that matures in July 2012 that is subject to certain borrowing base limitations. As of August 29, 2009 the $225.0 million revolving line of credit loan had outstanding borrowings of $29.2 million, outstanding letters of credit of $38.5 million and available borrowings of $143.6 million, based on the most restrictive financial covenant calculations.

  The borrowings under the Credit Facility bear interest at LIBOR or the Base Rate, plus the applicable margin. The applicable margin for the revolving line of credit will be based on borrowing base availability with grids greater than $150.0 million, $50.0 million to $150.0 million and less than $50.0 million as depicted in the table below:

Borrowing Base Availability Level	Average Amount of Borrowing Base Availability	Base Rate Advance Line of Credit and Swing Line Loans	LIBOR Rate Line of Credit Loan	LC Fees	Non-Use Fee
Level 1	Greater than or equal to $150.0 million	1.75%	2.75%	2.75%	0.50%
Level 2	Less than $150.0 million but greater than or equal to $50.0 million	2.00%	3.00%	3.00%	0.50%
Level 3	Less than $50.0 million	2.50%	3.50%	3.50%	0.50%

As of August 29, 2009 and August 30, 2008, the interest rate for the revolving loan was equal to 3.88% and 3.87%, respectively.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5. LONG-TERM DEBT AND LOAN AGREEMENTS (Continued)

The applicable margin for the term loan will be based on borrowing base availability with grids greater than $150.0 million, $50.0 million to $150.0 million and less than $50.0 million as depicted in the table below:

Borrowing Base Availability Level	Average Amount of Borrowing Base Availability	Base Rate Advance Term Loan	LIBOR Rate Term Loan	Non-Use Fee
Level 1	Greater than or equal to $150.0 million	2.00%	3.00%	0.50%
Level 2	Less than $150.0 million but greater than or equal to $50.0 million	2.25%	3.25%	0.50%
Level 3	Less than $50.0 million	2.75%	3.75%	0.50%

As of August 29, 2009 and August 30, 2008, the interest rate for the term loan was equal to 3.51% and 4.22%, respectively.

Our funded debt to EBITDA ratio is not to be more than 3.75 to 1.00 at the end of each fiscal quarter. If the borrowing base availability is less than $50.0 million for five consecutive business days or less than $35.0 million on any single business day during any fiscal quarter, a fixed charge ratio of 1:15 to 1:00 must be maintained at the end of each subsequent fiscal quarter until the borrowing base availability has been greater than or equal to $50.0 million for 90 consecutive days. As of August 29, 2009, we had met the borrowing base availability requirements under our Credit Facility. The advance rates under the borrowing base are 90% on eligible accounts and 70% on eligible inventory.

The borrowings under the revolving loan are available for our working capital requirements, capital expenditures and other general corporate purposes, including the purchase of $100.0 million aggregate principal amount of our senior notes on or before December 31, 2009. The Credit Facility is secured by a first priority lien on substantially all of the Company's assets. The principal amount outstanding under the term loan is due and payable in equal installments of approximately $2.5 million on the last business day of each June and December commencing December 2009 through December 2010 after which required installment payments increase to approximately $4.8 million. All outstanding amounts of the term loan are due and payable on July 25, 2012. Prepayment is allowed at any time.

The Credit Facility contains customary affirmative covenants, including, without limitation, conduct of business, the maintenance of insurance, compliance with laws, maintenance of properties, keeping of books and records, and the furnishing of financial statements. The facility also contains customary negative covenants, including without limitation, restrictions on the following: distributions, mergers, sale of assets, investments and acquisitions, encumbrances, indebtedness, affiliate transactions, and ERISA matters.

The Credit Facility contains customary events of default, including without limitation, failure to make payment when due, materially incorrect representations and warranties, breach of covenants, events of bankruptcy, default of other indebtedness that would permit acceleration of such indebtedness, the occurrence of one or more unstayed or undischarged judgments in excess of $3.0 million, changes in custody or control of the Company's property, changes in control of the Company, the failure of any of the loan documents to remain in full force, and the Company's failure to properly fund its employee benefit plans. The facility also includes

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5. LONG-TERM DEBT AND LOAN AGREEMENTS (Continued)

customary provisions protecting the lenders against increased cost or loss of yield resulting from changes in tax, reserve, capital adequacy and other requirements of law.

The Company's net capital expenditures are limited in each fiscal year throughout the term of the credit agreement. On June 27, 2008, the Company amended its credit facility to increase the amount of net capital expenditures during fiscal year 2008. At the end of fiscal year 2008, it was determined that the Company exceeded the capital expenditure limitation within the Company's credit facility by approximately $0.4 million and a waiver was subsequently obtained from the Company's banks for this violation.

(b)
10 1/2% Senior Notes—The 10 1/2% senior notes will mature on August 1, 2011. Interest on the senior notes is payable semi-annually in arrears on August 1 and February 1 of each year, which commenced on February 1, 2004. The senior notes are senior unsecured obligations, ranking equal in right of payment with all other senior unsecured obligations of the Company. The senior notes are redeemable at 100% of face value. The Indenture governing the senior notes contains certain covenants that restrict the Company's ability to:

•
incur additional indebtedness;

•
make restricted payments;

•
sell assets;

•
direct the Company's restricted subsidiaries to pay dividends or make other payments;

•
create liens;

•
merge or consolidate with another entity; and

•
enter into transactions with affiliates.

During fiscal years 2009 and 2008, we purchased and cancelled approximately $62.5 million and $30.6 million of our senior notes. No material gains or losses were incurred as a result of the purchase and cancellation of these senior notes.

As of August 29, 2009, the Company was in compliance with all covenants associated with the senior notes.

NB Finance Corp., a wholly-owned finance subsidiary of the Company, is a co-issuer on a joint and several basis with the Company of the senior notes. NB Finance Corp. has nominal assets and conducts no business or operations. There are no significant restrictions on the ability of subsidiaries to transfer funds to the Company.

(c)
Industrial Development Revenue Bonds—In conjunction with the fourth amended and restated credit facility, effective December 30, 2004, the Company entered into a transaction with the City of Dodge City, Kansas, in order to provide NBP property tax savings. Under the transaction, the City issued $102.3 million in bonds due in December 2019, used the proceeds to purchase our Dodge City facility (the "facility") and leased the facility to the Company for an identical term under a capital lease. The City's bonds were purchased by the Company using proceeds of its term loan under the Credit Facility. Because the City has assigned the lease to the bond trustee for the benefit of the Company as the sole bondholder, the Company, in effect, controls enforcement of the lease against itself. As a result of the capital lease

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5. LONG-TERM DEBT AND LOAN AGREEMENTS (Continued)

  treatment, the facility will remain a component of property, plant and equipment in the Company's consolidated balance sheet. As a result of the legal right of offset, the capital lease obligation and the corresponding bond investments have been eliminated in consolidation. The transaction provides the Company with property tax exemptions for the leased facility, which, after netting payments to the City and local school district under payment in lieu of tax agreements, result in an annual property tax savings of approximately 25%. The facility remains subject to a prior mortgage and security interest in favor of the lenders under the Credit Facility. Additional revenue bonds may be issued to cover the costs of certain improvements to this facility. The total amount of revenue bonds authorized for issuance is $120.0 million.

  The cities of Liberal and Dodge City, Kansas issued an aggregate of $13.8 million of industrial development revenue bonds on the Company's behalf to fund the purchase of equipment and construction improvements at the Company's facilities in those cities. These bonds were issued in four series of $1.0 million, $1.0 million, $6.0 million and $5.9 million and are due on demand or on February 1, 2029, March 1, 2027, March 1, 2015 and October 1, 2009, respectively. However, because each series of bonds is backed by a letter of credit under our Credit Facility, these due on demand bonds have been presented as non-current obligations until twelve months prior to their maturity. As of August 29, 2009, the amount outstanding on the $6.0 million series of bonds had been reduced to $3.4 million and the amount outstanding on the $5.9 million series of bonds had been reduced to $4.0 million. Pursuant to capital lease agreements, the Company leases the facilities, equipment and improvements from the respective cities and makes lease payments in the amount of principal and interest due on the bonds.

  The bonds issued in 1999 and 2000 are variable rate demand obligations that bear interest at a rate that is adjusted weekly, which rate will not exceed 10% per annum. The average per annum interest rate for each series of bonds was 1.5% in fiscal year 2009, 2.7% in fiscal year 2008 and 3.7% in fiscal year 2007. The Company has the option to redeem a series of bonds at any time for an amount equal to the principal plus accrued interest to the date of such redemption. The holders of the bonds have the option to tender the bonds upon seven days' notice for an amount equal to par plus accrued interest. To the extent that the remarketing agent for the bonds is unable to resell any of the bonds that are tendered, the remarketing agent will use the letter of credit to fund such tender.

  In connection with the Brawley Beef acquisition, the Company assumed the obligation under a Trust Indenture securing $6.8 million in California Pollution Control Financing Authority Tax-Exempt variable rate demand solid waste disposal revenue bonds dated as of October 1, 2001. The bonds bear a rate that is adjusted weekly, which rate will not exceed 12% per annum. The average per annum interest rate for this series of bonds for fiscal years 2009 and 2008 was 1.6% and 2.7%, respectively. These bonds have a maturity date of October 1, 2016. The Company has the option to redeem all or a portion of the bonds at any time for an amount equal to the principal plus accrued interest to the date of such redemption. The holders of the bonds have the option to tender the bonds upon seven days' notice for an amount equal to par plus accrued interest. To the extent that the remarketing agent for the bonds is unable to resell any of the bonds that are tendered, the remarketing agent will use the letter of credit to fund such tender.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5. LONG-TERM DEBT AND LOAN AGREEMENTS (Continued)

(d)
Capital and Operating Leases—the Company leases a variety of buildings and equipment, some of which were acquired through the Brawley Beef acquisition, as well as tractors and trailers through its subsidiary National Carriers, under capital and operating lease agreements that expire in various years. Future minimum lease payments required at August 29, 2009, under capital leases and non-cancelable operating leases with terms exceeding one year, are as follows:

	Capital Lease Obligations	Non-cancelable Operating Lease Obligations
	(in thousands)
For the fiscal years ended August:
2010	$2,804	$12,997
2011	1,697	7,983
2012	1,667	5,677
2013	1,659	1,677
2014	3,075	950
Thereafter	—	61

Net minimum lease payments	10,902	$29,345

Less: Amount representing interest	(1,520)

Present value of net minimum lease payments	$9,382

Rent expense associated with operating leases was $14.5 million, $14.2 million and $14.1 million, for fiscal years 2009, 2008 and 2007, respectively. The Company expects that it will renew lease agreements or enter into new leases as the existing leases expire.

(e)
Utilities Commitment—Effective December 30, 2004, the Company finalized an agreement with the City of Dodge City, Kansas, whereby in consideration of certain improvements made to the city water and wastewater systems, the Company committed to make a series of service charge payments totaling $19.3 million over a 20 year period, of which $1.4 million was paid in each of the fiscal years 2009, 2008 and 2007, respectively. Payments under the commitment will be $1.7 million in fiscal year 2010 and $0.8 million in each of the fiscal years 2011, 2012, 2013, and 2014, with the remaining balance of $8.1 million to be paid in subsequent years.

Additionally, the Company makes a verbal commitment to cattle producers to purchase cattle about one week in advance of delivery of the live animals to its plants, with the actual price paid for the cattle determined after the cattle are delivered and inspected at the Company's facilities. The Company's estimated cattle commitments as of August 29, 2009 were $82.1 million.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5. LONG-TERM DEBT AND LOAN AGREEMENTS (Continued)

  The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years and thereafter following August 29, 2009, are as follows:

Minimum Principal Maturities
(in thousands)
Fiscal Year ending August:
2010	$11,458
2011	75,521
2012	195,158
2013(1)	1,465
2014	2,981
Thereafter	12,245

Total minimum principal maturities	$298,828

  (1)
  Fiscal year 2013 consists of 53 weeks.

NOTE 6. CAPITAL SUBJECT TO REDEMPTION

              At any time after certain dates, the earliest being July 31, 2010, the latest being July 31, 2011, our Chief Executive Officer, Timothy M. Klein (referred to herein as "Mr. Klein"), and/or NBPCo Holdings have the right to request that the Company repurchase their interests, the value of which is to be determined by a specified formula or a mutually agreed process. If the Company is unable to effect the repurchase within a specified time, the requesting member(s) have the right to cause a sale process to commence. On April 13, 2009, the Company entered into two Unit Redemption Agreements pursuant to Section 12.5 of our Limited Liability Company Agreement, dated as of August 6, 2003 (as amended from time to time, the "LLC Agreement") to redeem at agreed upon redemption prices all of the membership interests in the Company that are owned or controlled by our then Chief Executive Officer, John R. Miller (referred to herein as "Mr. Miller"), and an affiliate of our then General Counsel, Scott H. Smith (referred to herein as "Mr. Smith"), as well as 25% of the membership interests in the Company that are owned by affiliates of our then President and Chief Operating Officer, Mr. Klein. As a result, Mr. Miller and Mr. Smith and their affiliates received approximately $91.3 million and $22.8 million, respectively, for their units and are no longer members of the Company. Mr. Klein's affiliates received approximately $11.4 million for their redeemed units.

              The Company accounts for changes in the redemption value of these interests by accreting the change in value from the date of change through the earliest redemption date of the respective interests. At August 29, 2009, the value of the capital subject to redemption was determined to be $240.6 million, which was in excess of its carrying value. After giving effect to the redemption of interests in April 2009 and the accretion of value, the carrying value of capital subject to redemption at August 29, 2009 was $183.4 million. Offsetting the change in the value of the capital subject to redemption is a corresponding change in members' capital.

              Generally accepted accounting principles require the Company to determine the fair value of the capital subject to redemption at the end of each reporting period. To the extent that this value increases, this change in fair value is accreted over the redemption period as discussed above. At February 28, 2009, May 30, 2009, and August 29, 2009 management used the agreed upon redemption prices that were used in the Unit Redemption Agreements discussed above in measuring the fair value

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6. CAPITAL SUBJECT TO REDEMPTION (Continued)

of the capital subject to redemption. The Unit Redemption Agreement between the Company and Timothy Klein and affiliates provides for a formula-based method of calculating their Class B interests, which was used in valuing the interest of Timothy Klein and affiliates at August 29, 2009.

              The total value of the capital subject to redemption at August 29, 2009, increased by approximately $20.3 million compared to the value at August 30, 2008. The increase in the value of the capital subject to redemption recorded on the balance sheet reflects the increase in the unit value represented by the Unit Redemption Agreements, offset by the purchase of certain interests in 2009.

NOTE 7. RETIREMENT PLANS

              The Company maintains a tax-qualified employee savings and retirement plan (the 401(k) Plan) covering the Company's non-union employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 75% of their annual compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan provides for additional matching contributions by the Company, based on specific terms contained in the 401(k) Plan. The trustee of the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in designated investment options. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code. Expenses related to the 401(k) Plan totaled approximately $0.6 million, $0.4 million and $0.6 million for fiscal years 2009, 2008 and 2007, respectively.

              The Company has agreed to make contributions to the United Food and Commercial Workers International Union-Industry Pension Fund (the UFCW Plan) for employees covered by a collective bargaining agreement as provided for in that agreement. Expenses related to the UFCW Plan totaled approximately $0.7 million, $0.7 million and $0.6 million for fiscal years 2009, 2008 and 2007, respectively.

              Postretirement Benefits—Certain former employees are covered by an unfunded postretirement benefit plan that provides medical and dental benefits. Costs associated with this plan, which relate primarily to insurance premiums, benefit payments and changes in the accumulated benefit obligation were approximately $0.2 million, $0.3 million and $0.2 million, for fiscal years 2009, 2008 and 2007, respectively, and are included in cost of sales.

              The health care trend rate used to value the accumulated benefit obligation at August 29, 2009 is a rate of 10% per year, declining by 1% per year to an ultimate rate of 5% in 2014 and thereafter. The discount rate used to value the accumulated benefit obligation is 7%. The unfunded accumulated benefit obligation was $1.5 million and $1.6 million at August 29, 2009 and August 30, 2008, respectively, and has been recorded in the consolidated financial statements as non-current other liabilities.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8. INCOME TAXES

              Income tax expense includes the following current and deferred provisions:

	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007
		(in thousands)
Current provision:
Federal	$144	$297	$1,098
State	691	618	205
Foreign	77	18	16

Total current tax expense	912	933	1,319

Deferred provision:
Federal	32	625	509
State	(21)	193	90
Foreign	—	—	—

Total deferred tax expense	11	818	599

Total income tax expense	$923	$1,751	$1,918

              Income tax expense differed from the "expected" income tax (computed by applying the federal income tax rate of 35% to earnings before income taxes) as follows:

	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007
		(in thousands)
Computed "expected" income tax expense	$50,325	$44,192	$7,673
Passthrough income	(50,060)	(43,120)	(5,686)
State taxes, net of federal	658	757	195
Other	—	(78)	(264)

Total income tax expense	$923	$1,751	$1,918

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8. INCOME TAXES (Continued)

              The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 29, 2009 and August 30, 2008 are presented below:

	August 29, 2009	August 30, 2008
	(in thousands)
Deferred tax assets:
Accounts receivable, due to allowance for doubtful accounts	$94	$119
Intangible assets	222	156
Self-insurance and workers' compensation accruals	1,028	804
Accrued vacation pay and bonuses	—	10
Employee benefit accruals	—	10

Total gross deferred tax assets	1,344	1,099

Deferred tax liabilities:
Prepaid assets	—	4
Plant and equipment, principally due to differences in depreciation	740	480

Total gross deferred tax liabilities	740	484

Net deferred tax assets	$604	$615

              Net deferred tax assets and liabilities at August 29, 2009 and August 30, 2008 are included in the consolidated balance sheet as follows:

	August 29, 2009	August 30, 2008
	(in thousands)
Other assets	$1,344	$1,099
Other liabilities	740	484

	$604	$615

              Deferred tax assets and liabilities relate primarily to the operations of National Carriers.

              There was no valuation allowance provided for at August 29, 2009 and August 30, 2008. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

              Beginning in calendar year 2008, some states in which the Company conducts business modified their business taxes, using net income, or a modification of net income, as the basis. The modification of these state taxes necessitated the inclusion of approximately $0.7 million of these business taxes in income tax expense during fiscal year 2008 as compared to the same period of fiscal year 2007.

NOTE 9. RELATED PARTY TRANSACTIONS

              The Company entered into various transactions with a company affiliated with NBPCo Holdings in the ordinary course of business. Sales transactions were based upon prevailing market

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9. RELATED PARTY TRANSACTIONS (Continued)

prices, and purchases were on terms no less favorable to the Company than would be obtained from an unaffiliated party.

              During fiscal years 2009, 2008 and 2007, the Company had sales and purchases with the following related parties (amounts in thousands):

	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007
Sales to:
Beef Products, Inc.(1)	$96,896	$132,415	$89,133

Total sales to affiliate	$96,896	$132,415	$89,133

Purchases from:
Beef Products, Inc.(1)	$28,930	$15,710	$14,155

Total purchases from affiliate	$28,930	$15,710	$14,155

(1)
Beef Products, Inc. (BPI) is an affiliate of NBPCo Holdings.

              At August 29, 2009 and August 30, 2008, the amounts due from BPI for sale of beef trimmings were approximately $4.5 million and $4.9 million, respectively. At August 29, 2009 and August 30, 2008, the amounts due to BPI for the purchase of processed lean beef were approximately $1.0 million and $0.9 million, respectively.

              In January 2007, we entered into an agreement with BPI for BPI to manufacture and install a grinding system in one of our plants. In accordance with the agreement with BPI, we are to pay BPI a technology and support fee based on the number of pounds of product produced using the grinding system. The installation of the grinding system was completed in fiscal year 2008. During fiscal years 2009 and 2008, we paid approximately $1.7 million and $0.7 million, respectively, to BPI in technology and support fees.

              In December 1997, the former Farmland National Beef Packing Company, L.P. (FNBPC), the predecessor entity to the Company, entered into a contract with USPB to purchase a portion of its annual cattle requirements. In connection with USPB's purchase of its interest in Farmland National Beef, USPB obtained the right, and became subject to the obligation, if requested, to deliver cattle annually to the Company relative to: (i) USPB's ownership in the Company and (ii) the number of cattle processed annually by the Company. At the beginning of fiscal year 2005, USPB converted to a limited liability company. USPB now facilitates the delivery of cattle annually to the Company through its individual producer-owners. The purchase price for the cattle is determined by the Company's pricing grid, which, under the terms of the agreement with USPB, must be competitive with the pricing grids of the Company's competitors and may not be less favorable than pricing grids offered to other suppliers. During the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007, the Company obtained approximately 20.2%, 19.1% and 17.3%, respectively, of its cattle requirements through this pricing grid process from USPB and its producer-owners.

              In October 2003, the Company entered into an aircraft lease agreement under which the Company leased a business jet aircraft from John R. Miller Enterprises III, LLC, a limited liability company of which Mr. Miller is the beneficial owner. The term of the lease is 81 months. The monthly

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9. RELATED PARTY TRANSACTIONS (Continued)

lease payments will range from $25,400 in the first year of the lease to $45,380 in the fourth year of the lease and thereafter, and are adjusted quarterly based on the change in the three month LIBOR interest rate. During the fiscal year ended August 29, 2009, the Company paid $0.6 million to lease the aircraft and paid $0.1 million into an engine replacement reserve account. The funds in the reserve account are to be used to finance new engines installed on the aircraft.

              In December 2004, the Company entered into an aircraft lease agreement under which it leases a business jet aircraft from John R. Miller Enterprises III, LLC, a limited liability company of which Mr. Miller is the beneficial owner. The term of the lease is 72 months. This aircraft replaces an aircraft leased from John R. Miller Enterprises, LLC in March 2001. The base monthly lease payments will range from $35,400 in the first year of the lease to $45,380 in the fourth year of the lease and thereafter, and are adjusted quarterly based on the change in the three month LIBOR interest rate. During the fiscal year ended August 29, 2009, the Company paid $0.6 million to lease the aircraft and paid less than $0.1 million into an engine replacement reserve account. The funds in the reserve account are to be used to finance new engines installed on the aircraft.

NOTE 10. FAIR VALUE MEASUREMENTS

              In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This statement establishes a single authoritative definition of fair value to be used when accounting rules require the use of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

              On August 31, 2008, the Company adopted portions of SFAS 157, Fair Value Measurements, except for the non-financial assets and liabilities within the scope of the deferral provided by FSP No. FAS 157-2 as discussed in Note 2.

              SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The fair value hierarchy gives the highest priority to quoted market prices (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of inputs used to measure fair value are as follows:

  •
  Level 1—quoted prices in active markets for identical assets or liabilities accessible by the reporting entity.

  •
  Level 2—observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3—unobservable inputs for an asset or liability. Unobservable inputs should only be used to the extent observable inputs are not available.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10. FAIR VALUE MEASUREMENTS (Continued)

              The following table details the assets and liabilities measured at fair value on a recurring basis as of August 29, 2009 and also the level within the fair value hierarchy used to measure each category of assets (in thousands).

Description	August 29, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets—derivatives	$1,442	$1,442	$—	$—
Other accrued expenses and liabilities—derivatives	$5,087	$3,535	$1,552	$—
Capital subject to redemption	$183,407	$—	$183,407	$—

              In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Liabilities. This statement provided companies with an option to report selected financial assets and liabilities at fair value. This statement was effective for the Company as of August 31, 2008, however, the Company did not elect the option to report any of the selected financial assets and liabilities at fair value.

NOTE 11. DISCLOSURE ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

              As part of the Company's ongoing operations, the Company is exposed to market risks such as changes in commodity prices. To manage these risks, the Company may enter into the following derivative instruments pursuant to our established policies:

  •
  Forward purchase contracts for cattle for use in our beef plants

  •
  Exchange traded futures contracts for cattle

  •
  Exchange traded futures contracts for grain

              While management believes each of these instruments help mitigate various market risks, they are not designated and accounted for as hedges as a result of the extensive recordkeeping requirements associated with hedge accounting. Accordingly, the gains and losses associated with the change in fair value of the instruments are recorded to net sales and cost of goods sold in the period of change. Certain firm commitments for live cattle purchases and all firm commitments for boxed beef sales are treated as normal purchases and sales and not recorded at fair value.

              The Company enters into certain commodity derivatives, primarily with a diversified group of highly rated counterparties. The maximum amount of loss due to the credit risk of the counterparties, should the counterparties fail to perform according to the terms of the contracts, is deemed to be immaterial as of August 29, 2009 as all derivatives in an asset position are exchange-traded contracts. The exchange-traded contracts have been entered into under a master netting agreement. None of the derivatives entered into have credit-related contingent features. The Company has $6.0 million in cash collateral posted on its derivative liabilities.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11. DISCLOSURE ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

              The following table presents the fair values as discussed in Note 10 and other information regarding derivative instruments not designated as hedging instruments as of August 29, 2009 (in thousands of dollars):

	Derivative Asset		Derivative Liability
	As of August 29, 2009		As of August 29, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity contracts	Other current assets	$1,442	Other accrued expenses and liabilities	$5,087

Totals		$1,442		$5,087

              The following table presents the impact of derivative instruments on the Consolidated Statement of Operations for the fiscal year ended August 29, 2009 (in thousands of dollars):

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivatives	Amount of Gain or (Loss) Recognized in Income on Derivatives
		Fiscal Year Ended August 29, 2009
Commodity contracts	Net sales	$(37,386)
Commodity contracts	Cost of sales	22,224

Totals		$(15,162)

NOTE 12. LEGAL PROCEEDINGS

              NBL, a wholly-owned subsidiary of NBP, has been named as a defendant in eleven currently pending lawsuits involving NBL's tannery located in St. Joseph, Missouri. NBL purchased certain assets of the tannery from Prime Tanning in March 2009. The lawsuits are pending in the Circuit Courts of Buchanan County, Clinton County and DeKalb County, Missouri and in the U.S. District Court for the Western District of Missouri and were filed between April 22, 2009 and August 21, 2009. The lawsuits allege that Prime and NBL spread wastewater sludge containing hexavalent chromium in four counties in northwest Missouri. The lawsuits currently include nine actions filed by individuals and two purported class actions. The plaintiffs are seeking an unspecified amount of damages for wrongful death, personal injury, pain and suffering, economic damages, punitive damages, diminished property values and medical monitoring. NBL is vigorously defending the cases.

              The Company is a party to a number of other lawsuits and claims arising out of the operation of its business. Management believes the ultimate resolution of such matters should not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

              The Company's wholly owned subsidiary, National Carriers, has various independent contractor drivers who are involved in accidents from time to time, which in the aggregate could result in a material liability for the Company.

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13. BUSINESS SEGMENTS

              The Company's operating segments are based on segment profit and evaluated by the Chief Executive Officer, who also serves as the Chief Operating Decision Maker. Segment profit is measured as operating income for NBP's two reporting segments, Core Beef and Other, based on the definitions provided in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

              Core Beef—the majority of NBP's revenues are generated from the sale of fresh meat, which include chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, and other products. In addition, we sell beef by-products including hides to the variety meat, feed processing, fertilizer, pet food and leather tanning industries. Aggregation criteria were applied to determine the constituents of the Core Beef segment.

              Other—the Other segments of NBP consists of the operations of National Carriers, National Elite Transportation, LLC (National Elite), a provider of transportation logistics services, and Kansas City Steak.

              Eliminations—this line item includes eliminations of inter-segment and intra-segment activating resulting from the consolidation process.

              The following table represents segment results for the periods indicated (amounts in thousands):

	52 weeks ended August 29, 2009	53 weeks ended August 30, 2008	52 weeks ended August 25, 2007
Net sales:
Core beef	$5,494,866	$5,877,374	$5,562,958
Other	239,406	237,100	225,687
Eliminations	(284,994)	(267,182)	(210,112)

Total net sales	$5,449,278	$5,847,292	$5,578,533

Depreciation and amortization:
Core beef	$42,128	$35,119	$31,126
Other	2,240	1,289	1,312

Total depreciation and amortization	$44,368	$36,408	$32,438

Operating income:
Core beef	$167,394	$148,478	$51,970
Other	7,323	6,303	7,688

Total operating income	174,717	154,781	59,658
Interest income	173	460	669
Interest expense	(23,344)	(33,996)	(39,426)
Other income	(6,468)	5,723	1,334

Total income before taxes	$145,078	$126,968	$22,235

	August 29, 2009	August 30, 2008
Assets:
Core beef	$764,486	$838,594
Other	45,857	37,934
Eliminations	(1,198)	(626)

Total assets	$809,145	$875,902

NATIONAL BEEF PACKING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13. BUSINESS SEGMENTS (Continued)

Customer Concentration

              In the fiscal year ended August 29, 2009, one customer with its consolidated subsidiaries represented 9.6% of total sales, with no other customer representing more than 4.0% of total sales. In the fiscal year ended August 29, 2008, one customer with its consolidated subsidiaries represented 7.8% of total sales, with no other customer representing more than 3.8% of total sales. In the fiscal year ended August 25, 2007, one customer with its consolidated subsidiaries represented approximately 6.8% of total sales with no other single customer representing more than 3.6% of total sales.

Sales to Foreign Countries

              The Company had sales outside the United States of America in the fiscal years ended August 29, 2009, August 30, 2008 and August 25, 2007 of approximately $608.2 million, $675.1 million and $561.9 million, respectively. No single country accounted for more than 3% of total sales. The amount of assets maintained outside the United States of America is not material.

NOTE 14. SUBSEQUENT EVENTS

              The Company has evaluated subsequent events for potential disclosure or recognition through December 3, 2009, the issuance date of the financial statements.

              On November 24, 2009, the Company entered into an amendment to its Credit Facility. Under the amendment, which will be effective upon the closing of the proposed initial public offering of Class A common stock by National Beef, Inc. (the "IPO"), the Credit Facility will limit the Company's ability to distribute cash to its members based upon certain leverage tests. The Company will be permitted to distribute 48% of its net taxable income to its members (subject to increase in accordance with the terms of the Company's amended and restated limited liability company agreement to be effective on the closing date of the IPO). In addition, so long as no default exists and the Equity Distributions Threshold (as defined below) is not exceeded, the Company will be permitted to pay an annual distribution on its equity units to its members on a per unit basis equal to 2% of the average daily price of such Class A common stock for National Beef, Inc. for the twelve month period ending two days prior to the date of declaration; provided that this annual distribution may not exceed $25.0 million calculated in respect of fiscal year 2010 and payable in fiscal year 2011. Further, so long as no default exists and the Company's ratio of Indebtedness to EBITDA (as defined in the Credit Facility) is less than or equal to 2.00 to 1.00, the Company may pay additional distributions to its members to the extent that such additional distributions, together with any distributions made as contemplated by the previous sentence, do not exceed the Equity Distributions Threshold. For purposes of the amended Credit Facility, "Equity Distributions Threshold" means an amount equal to the sum of (a) (i) the IPO Proceeds (as defined in the Credit Facility) in an aggregate amount not to exceed $10 million, (ii) the Overallotment Proceeds (as defined in the Credit Facility) in an aggregate amount not to exceed $10 million, (iii) $15 million per fiscal year, and (iv) an amount not to exceed the lesser of (A) fifty percent (50%) of any Unallocated Cash Flow (as defined in the Credit Facility) for the most recently ended fiscal year, or (B) $15 million per fiscal year minus (b) the aggregate amount of negative Unallocated Cash Flow (if any) for the most recently ended fiscal year; provided, in the event the aggregate amount of Equity Distributions (as defined in the Credit Facility) made by the Company during any fiscal year is less than the Equity Distributions Threshold for such fiscal year, the Equity Distributions Threshold for the immediately succeeding fiscal year shall be increased by such unutilized portion. The amendment also revised the Funded Debt to EBITDA ratio to 3.50 to 1.00 from 3.75 to 1.00.

National Beef

Value-Added Portfolio

National Beef® owns each of the brands shown above, with the exception of the Certified Hereford Beef, Nuestro Rancho and Certified Angus Beef brands. The Certified Hereford Beef and Nuestro Rancho brands are registered trademarks of Certified Hereford Beef LLC and are used with permission. The Certified Angus Beef brand is a registered trademark of Certified Angus Beef LLC, a wholly owned subsidiary of the American Angus Association, and is used with permission.

              Until                        , 2010, all dealers that buy, sell or trade in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                  Shares

Class A Common Stock

PROSPECTUS

BofA Merrill Lynch

Credit Suisse

Barclays Capital

BMO Capital Markets

Stephens Inc.

                        , 2010

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

              The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts. All amounts are estimates.

NYSE Listing Fee	$(1)
Printing Fees and Expenses	(1)
Accounting Fees and Expenses	(1)
Legal Fees and Expenses	(1)
Transfer Agent Fees and Expenses	(1)
Miscellaneous	(1)

Total:	$(1)

  (1)
  Excludes SEC registration fee, FINRA filing fee and various legal, printing, accounting and other expenses that were incurred in 2009 and previously expensed by us for financial reporting purposes.

Item 14.    Indemnification of Directors and Officers

              Upon the closing of this offering, our amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the Delaware General Corporation Law (the "DGCL"), the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors. Our amended and restated certificate of incorporation and bylaws will provide that we must indemnify, and advance expenses to, our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by the DGCL.

              Section 102(b)(7) of the DGCL enables a corporation, in its certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

              Section 145 of the DGCL provides that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

              We currently maintain liability insurance for our directors and officers. In connection with this offering, we will obtain additional liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

              The amended and restated limited liability company agreement of National Beef Packing Company, LLC to become effective upon the closing of this offering will provide for indemnification of the manager and members and each such person's officers, directors, partners, members, shareholders and employees, and the employees and officers of National Beef Packing Company, LLC.

              In addition, the Underwriting Agreement filed as Exhibit 1.1 hereto provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

              See also the undertakings set out in response to Item 17 herein.

Item 15.    Recent Sales of Unregistered Securities

              In connection with the formation of National Beef, Inc., we issued 100 shares of common stock, par value $1.00 per share, to Timothy M. Klein, our President and Chief Executive Officer. The shares of common stock were issued in reliance on the exemption provided by Section 4(2) of the Securities Act on the basis that the sale did not involve a public offering. In connection with the closing of this offering, the shares of common stock will be repurchased from Mr. Klein for nominal value and cancelled.

              Prior to the offering, we plan to issue shares of our Class B common stock to our founding members at a price per share equal to the par value. The issuance of these shares of Class B common stock will be in reliance on the exemption provided by Section 4(2) of the Securities Act on the basis that no public offering is being made.

Item 16.    Exhibits and Financial Statement Schedules

    (a)
    Exhibits

              The exhibits listed on the attached Exhibit Index are filed as part of this registration statement.

    (b)
    Financial Statement Schedules

              None.

Item 17.    Undertakings

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

                  (1)         For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2)         For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri on April 21, 2010.

NATIONAL BEEF, INC.
By:	/s/ JAY D. NIELSEN
Name:	Jay D. Nielsen
Title:	Chief Financial Officer

              Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities indicated on April 21, 2010.

Signature		Title

* Timothy M. Klein		President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ JAY D. NIELSEN Jay D. Nielsen		Chief Financial Officer (Principal Financial and Accounting Officer)
* Steven D. Hunt		Chair of the Board of Directors
*By:	/s/ JAY D. NIELSEN Jay D. Nielsen Attorney- in- Fact

 EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the closing of this offering being made pursuant to this Registration Statement**
3.2	Form of Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering being made pursuant to this Registrant Statement**
3.3
Form of Amended and Restated Limited Liability Company Agreement of National Beef Packing Company, LLC to be effective upon closing of this offering being made pursuant to this Registration Statement**
5.1	Opinion of Sidley Austin LLP**
10.1
Form of Tax Receivable Agreement among the Registrant, U.S. Premium Beef, LLC, TKK Investments, LLC, TMKCo, LLC and NBPCo Holdings, LLC to be entered into in connection with the closing of the Reorganization and this offering being made pursuant to this Registration Statement***
10.2
Form of Registration Rights Agreement among the Registrant, U.S. Premium Beef, LLC, TKK Investments, LLC, TMKCo, LLC and NBPCo Holdings, LLC to be entered into in connection with the closing of the Reorganization and this offering being made pursuant to this Registration Statement***
10.3
Form of Exchange Agreement among the Registrant, U.S. Premium Beef, LLC, TKK Investments, LLC, TMKCo, LLC and NBPCo Holdings, LLC to be entered into in connection with the closing of the Reorganization and this offering being made pursuant to this Registration Statement**
10.4
Form of Stockholders Agreement among the Registrant, U.S. Premium Beef, LLC, TKK Investments, LLC, TMKCo, LLC and NBPCo Holdings, LLC to be entered into in connection with the closing of the Reorganization and this offering being made pursuant to this Registration Statement**
10.5
Form of Management Services Agreement between the Registrant and National Beef Packing Company, LLC to be entered into in connection with the closing of the Reorganization and this offering being made pursuant to this Registration Statement***
10.6(a)	Form of Equity Incentive Plan***+
10.6(b)	Form of Restricted Stock Unit Award***+
10.7(a)	Form of Cattle Purchase and Sale Agreement, by and between National Beef Packing Company, LLC and U.S. Premium Beef, LLC***
10.7(b)
Cattle Purchase and Sale Agreement dated as of December 1, 1997, by and among Farmland National Beef Packing Company, L.P. and U.S. Premium Beef, Ltd. (incorporated herein by reference to Exhibit 10.7 to National Beef Packing Company, LLC's Registration Statement on Form S-4 (File No. 333-111407) filed with the SEC on December 19, 2003)
10.8	Form of Raw Material and Finished Products Supply Agreement, by and between National Beef Packing Company, LLC and Beef Products, Inc.***(1)
10.9(a)
Sixth Amended and Restated Credit Agreement dated as of July 25, 2007 by and among National Beef Packing Company, LLC and certain agents, lenders and issuers (incorporated herein by reference to Exhibit 10.1 to National Beef Packing Company, LLC's Current Report on Form 8-K filed with the SEC on July 31, 2007)

Exhibit No.	Description
10.9(b)	First Amendment to Sixth Amended and Restated Credit Agreement dated as of June 27, 2008 by and among National Beef Packing Company, LLC and certain agents, lenders and issuers (incorporated herein by reference to Exhibit 10.1 to National Beef Packing Company, LLC's Current Report on Form 8-K filed with the SEC on June 30, 2008)
10.9(c)
Waiver and Consent dated as of November 21, 2008 by and among National Beef Packing Company, LLC and certain agents, lenders and issuers (incorporated herein by reference to Exhibit 10.4(c) to National Beef Packing Company, LLC's Annual Report on Form 10-K filed with the SEC on November 24, 2008)
10.9(d)
Second Amendment to the Sixth Amended and Restated Credit Agreement dated as of April 13, 2009 by and among National Beef Packing Company, LLC and certain agents, lenders and issuers (incorporated herein by reference to Exhibit 10.4 to National Beef Packing Company, LLC's Quarterly Report on Form 10-Q filed with the SEC on April 15, 2009)
10.9(e)	Third Amendment to the Sixth Amended and Restated Credit Agreement dated as of October 8, 2009 by and among National Beef Packing Company, LLC and certain agents, lenders and issuers***
10.9(f)
Fourth Amendment to Sixth Amended and Restated Credit Agreement dated as of November 24, 2009 by and among National Beef Packing Company, LLC and certain agents, lenders and issuers (incorporated herein by reference to Exhibit 10.1 to National Beef Packing Company, LLC's Current Report on Form 8-K filed with the SEC on December 1, 2009)
10.9(g)	Form of Acknowledgment related to the Fourth Amendment to Sixth Amended and Restated Credit Agreement, by and between the Registrant and CoBank, ACB***
10.10
Aircraft Lease dated October 15, 2003 by and among John R. Miller Enterprises III, LLC and National Beef Packing Company, LLC (incorporated herein by reference to Exhibit 10.22 to National Beef Packing Company, LLC's Registration Statement on Form S-4 (File No. 333-111407) filed with the SEC on December 19, 2003)
10.11
Aircraft Lease dated as of December 9, 2004 by and among John R. Miller Enterprises, L.L.C. and National Beef Packing Company, LLC (incorporated herein by reference to Exhibit 10.1 to National Beef Packing Company, LLC's Current Report on Form 8-K filed with the SEC on December 9, 2004)
10.12
Unit Redemption Agreement dated as of April 13, 2009, among National Beef Packing Company, LLC and Timothy M. Klein, TKK Investments, LLC and TMKCo., LLC (incorporated herein by reference to Exhibit 10.2 to National Beef Packing Company, LLC's Quarterly Report on Form 10-Q filed with the SEC on April 15, 2009)
10.13
Unit Redemption Agreement dated as of April 13, 2009, among National Beef Packing Company, LLC and John R. Miller, French Basin Land and Cattle Co., LLC, and S-B Enterprises V, LLC (incorporated herein by reference to Exhibit 10.3 to National Beef Packing Company, LLC's Quarterly Report on Form 10-Q filed with the SEC on April 15, 2009)
10.14(a)
Consulting Agreement dated July 27, 2009, between the Company and John R. Miller Enterprises III, LLC (incorporated herein by reference to Exhibit 10.2 to National Beef Packing Company, LLC's Current Report on Form 8-K filed with the SEC on July 28, 2009)+

Exhibit No.	Description
10.14(b)	Deferred Equity Incentive Compensation Agreement dated August 6, 2003 by and between National Beef Packing Company, LLC and John R. Miller (incorporated herein by reference to Exhibit 10.3 to National Beef Packing Company, LLC's Registration Statement on Form S-4 (File No. 333-111407) filed with the SEC on December 19, 2003)+
10.15(a)
Second Amendment to Employment Agreement dated as of July 27, 2009, between the Company and Timothy M. Klein (incorporated herein by reference to Exhibit 10.1 to National Beef Packing Company, LLC's Current Report on Form 8-K filed with the SEC on July 28, 2009)+
10.15(b)
Amendment to Employment Agreement for Timothy M. Klein dated as of December 31, 2008 by and between the Company and Timothy M. Klein (incorporated herein by reference to Exhibit 10.3 to National Beef Packing Company, LLC's Quarterly Report on Form 10-Q filed with the SEC on January 13, 2009)+
10.15(c)
Deferred Equity Incentive Compensation Agreement dated August 6, 2003 by and between National Beef Packing Company, LLC and Timothy M. Klein (incorporated herein by reference to Exhibit 10.5 to National Beef Packing Company, LLC's Registration Statement on Form S-4 (File No. 333-111407) filed with the SEC on December 19, 2003)+
10.15(d)
Employment Agreement dated as of August 6, 2003 by and between National Beef Packing Company, LLC and Timothy M. Klein (incorporated herein by reference to Exhibit 10.4 to Registration Statement on Form S-4 (File No. 333-111407) filed with the SEC on December 19, 2003)+
10.16
FMI Grinding System Lease Agreement by and between Beef Products, Inc. and National Beef Packing Company, LLC (incorporated herein by reference to Exhibit 10.16 to National Beef Packing Company, LLC's Annual Report on Form 10-K filed with the SEC on November 24, 2008)
10.17(a)
Lease dated as of December 1, 2004 between City of Dodge City, Kansas and National Beef Packing Company, LLC securing $102,300,000 City of Dodge City, Kansas Industrial Development Revenue Bonds, Series 2004 (National Beef Packing Company, LLC Project) (incorporated herein by reference to Exhibit 10.2 to National Beef Packing Company, LLC's Current Report on Form 8-K filed with the SEC on January 6, 2005)
10.17(b)
Trust Indenture dated as of December 1, 2004 between City of Dodge City, Kansas and Commerce Bank, N.A., as trustee, securing $102,300,000 City of Dodge City, Kansas Industrial Development Revenue Bonds, Series 2004 (National Beef Packing Company, LLC Project) (incorporated herein by reference to Exhibit 10.3 to National Beef Packing Company, LLC's Current Report on Form 8-K filed with the SEC on January 6, 2005)
10.18	National Beef Packing Company, LLC Management Incentive Program***+
10.19
National Beef Packing Company, LLC Management Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.24 to National Beef Packing Company, LLC's Registration Statement on Form S-4 (File No. 333-111407) filed with the SEC on December 19, 2003)+
21.1	Subsidiaries of the Registrant***
23.1	Consent of KPMG LLP relating to the balance sheet of the Registrant*
23.2	Consent of KPMG LLP relating to the financial statements of National Beef Packing Company, LLC and subsidiaries*
23.3	Consent of Sidley Austin LLP (included in Exhibit 5.1)**
23.4	Consent of Warren H. Gfeller to be named as a director nominee***

Exhibit No.	Description
23.5	Consent of Stephen A. Lightstone to be named as a director nominee***
23.6	Consent of John R. Miller to be named as a director nominee***
23.7	Consent of Mark R. Peterson to be named as a director nominee***
23.8	Consent of Larry Shipley to be named as a director nominee***
24.1	Power of Attorney (included on signature page hereto)***

*
Filed herewith.

**
To be filed by amendment.

***
Previously filed.

+
Management contract.

(1)
Portions of this exhibit are omitted and were filed separately with the SEC pursuant to the Company's application requesting confidential treatment under Rule 406 of the Securities Act of 1933.